.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6‑K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F  ☑           Form 40‑F  

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No ☑

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia Tbk

(Registrant)

Date May 27, 2020	By: /s/ Harry Mozarta Zen
(Signature)

Harry Mozarta Zen
Director of Finance

THEME

Committed to Sustainable Growth and Better Profitability in Capturing Digital Opportunities

At the present, various aspects of the way we live are being continuously transformed towards digitalisation. In line with this transformation, the challenges and risks in this era of digital disruption will increase. This situation places pressure on the telecommunications industry to innovatively adopt information and digital technology. TelkomGroup understands these conditions, but also sees opportunities for digitalisation in the short, medium and long term.

Responding to industry dynamics in the digital era, over the last few years, Telkom and its subsidiaries have strategically anticipated these business challenges and risks. TelkomGroup has carried out various initiatives and innovations within its strategic  framework transformation towards becoming a comprehensive digital telecommunications company both in terms of products, services, business processes, business development and human resources. In 2019, all of these efforts produced good results and profitability amidst various business challenges at both national and global level.

Entering the coming years, TelkomGroup will continue to realize its commitment to sustainable growth, and achieve good profitability amidst the various challenges and opportunities in digital.

DISCLAIMER

This Report includes the material data and information for the stakeholders such as investors, costumers and the Government. In general, this Report is based on reliable internal analysis, documents, and resource persons.

The “Telkom” term in this Report emphasizes the parent company, while “Telkom and subsidiaries” or “TelkomGroup” is referred to the entire parent company, subsidiaries, and affiliated entities. Nevertheless, the use of the "Telkom" does not eliminate subsidiary and affiliation within the contents and discussion scope of the Report.

In addition to publishing this Report, Telkom as a listed company in the New York Stock Exchange (NYSE), is also required to submit SEC Form 20-F as an annual report to the Securities and Exchange Commission (SEC). Therefore, some of the information in this report can also be found in the SEC Form 20-F.  However, the  Annual Report 2019 and the SEC Form 20-F is not the same single report.

There be some sections of this Report which include data and information on Telkom’s future view in forward-looking statements, i.e. targets, expectations, estimates, prospects, or projections for Telkom's future operational performance and business condition. Telkom has considered the data and information carefully before published this Report.

Telkom understands that risks and uncertainties caused by various factors, such as changes in Indonesia’s economic, social and political situation, that would affect future operational performance and business conditions. Therefore, Telkom reminds the reader that Telkom cannot guarantee the data and information regarding the future view stated in this Report is true, accurate, or could be fully fulfilled.

Telkom provides this Report in soft copy, which may be downloaded at http://www.telkom.co.id

Telkom stakeholders may submit questions and suggestions regarding this Report to:

Investor Relation Unit

Andi Setiawan

PT Telkom Indonesia (Persero) Tbk

The Telkom Hub, Telkom Landmark Tower 39th Floor

Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia

Phone	: (62‑21) 521 5109
Fax.	: (62‑21) 522 0500
E-mail	: investor@telkom.co.id
Facebook	: TelkomIndonesia
Instagram	: telkomindonesia
Twitter	: @telkomindonesia

TABLE OF CONTENTS

TIPS FOR READING THIS REPORT CONTENT

Readers looking to gain a general understanding of Telkom are advised this Report from the beginning to the "Report of the Board of Commissioners and Board of Directors". Readers who wish to learn about Telkom in depth are advised to continue reading this Report until the end.

THEME	3

DISCLAIMER	4

TABLE OF CONTENTS	5

TELKOM HIGHLIGHTS	7
Kaleidoscope 2019	8
Profile of Telkom and Its Subsidiaries	9
Infrastructure and Services	11
Products and Customers	12
Social Responsibility	13
Financial Data Overview	14
Stock Information	16
Bond, Sukuk or Convertible Bond and Medium Term Notes (MTN) Information	18

REPORT OF THE BOARD OF COMMISSIONERS AND DIRECTORS	19
Report of the Board of Commissioners	20
Report of the Board of Directors	23
Statement Letter of Responsibility for 2019 Annual Report	30

ABOUT TELKOM	32
Vision, Mission, and Strategy	33
Telkom Milestones	35
Business Activities	37
Awards and Certifications	39
Telkom Organizational Structure	42
Profile of the Board of Commissioners	43
Profile of the Board of Directors	51
Telkom Employees	60
Shareholders Composition	64
Subsidiaries, Associated Companies, and Joint Ventures	66
Chronology of Stocks Registration	71
Chronology of Other Securities Registration	73
Name and Address of Institutions and/or Supporting Capital Market Profession	75

MANAGEMENT DISCUSSION AND ANALYSIS	78
Business Environment Overview 2019	79
Operational Overview by Business Segment	83
Marketing Overview	98
Comprehensive Financial Performance	107
Solvency	125
Capital Structure and the Management Policies for Capital Structure	126
Realization of Capital Expenditure	127
Material Commitment for Capital Expenditure	128

Receivables Collectability		131
Material Information and Fact After Accountant Reporting Date		132
Business Prospects and Sustainability of The Company		133
Comparison of Initial Year Target and Realization		139
Target or Projections for the Following Year		140
Dividend		141
Realization of Public Offering Fund		142
Material Transaction Information Containing Conflict of Interest, Transaction with Affiliated Parties, Investment, Divestment and Acquisition		143
Changes in Regulation		144
Changes in Accounting Policy		145

CORPORATE GOVERNANCE		146
Corporate Governance Principle and Platform		147
Corporate Governance Structure		152
Corporate Governance Assessment		153
General Meeting of Shareholders (GMS)		154
Board of Commissioners		163
Audit Committee		176
Committee for Nomination and Remuneration		182
Committee for Planning and Risk Evaluation and Monitoring		186
Board of Directors		190
Corporate Secretary		202
Internal Audit Unit		205
Internal Control System		209
Risk Management System		211
Whistleblowing System		214
The Policy of Reporting Share Ownership of Directors and Commissioners		220
Employee Stock Ownership Program		221
Significant Legal Disputes		222
Information Regarding Administrative Sanctions		223
Information Access and Company’s Public Data		224
Corporate Code of Conduct		225
Corporate Culture		227

CORPORATE SOCIAL RESPONSIBILITY		230
Business Integrity and Human Right Appreciation		231
Goods and Services Responsibility		236
Employment, Health, and Safety		239
Community Social Development		243
Environmental Responsibility		245

PARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAM (PKBL)		248
Partnership and Community Development Program (PKBL) Report		249

APPENDICES		253
Appendix 1:	Glossary	254
Appendix 2:	List of Abbreviations	261
Appendix 3:	Circular Letter to Financial Services Authority No.30/SEOJK.04/2016 Cross Reference	265

CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements 2019 and Audited PKBL Financial Statements 2019		Exhibit 99

f

TELKOM HIGHLIGHTS

8	Kaleidoscope 2019
9	Profile of Telkom and Its Subsidiaries
11	Infrastructure and Services
12	Products and Customers
13	Social Responsibility
14	Financial Data Overview
16	Stock Information
18	Bond, Sukuk or Convertible Bond and Medium Term Notes (MTN) Information

KALEIDOSCOPE 2019

January	Inauguration of NeuCentrIX Manado ID-10 as part of the 14th cloud data center built and operated by TelkomGroup to serve customers all over Indonesia.
February	In appreciation of its loyal customers, IndiHome presented the grand prize draw of the IndiHome Family Vaganza with prizes for homes, cars and travel tickets to Europe.
March	•	IndiHome continued to take part in building Indonesia’s digital society by launching The Next Indihome: Digital Movement #WujudkanDariRumah.
•

Telin once again held the 2019 Bali Annual Telkom International Conference (BATIC) with the theme Navigating the Borderless Digital World which was attended more than 500 participants from 170 global companies.

April	Telkom Digisummit 2019, which presented Telkom digital products that focus on innovation to build digital ecosystems such as digital edutainment, games, video content, and music.
May	Welcoming Eid al-Fitr 1440 H, TelkomGroup held a homecoming event by sending 8,250 people home to various regions. This program is part of the BUMN Mudik Bareng 2019 activities.
June	•

Listing of the initial shares of Whispir, a startup that Telkom's subsidiary MDI Ventures invested in, on the Australia Stock Exchange. Whispir is engaged in the business of developing automation and cloud technology platforms.

•

Grand Launching LinkAja was attended by the Vice President, Minister of SOE and Minister of Transportation of Indonesia. LinkAja is a collaboration product between Telkom and HIMBARA to encourage increased financial inclusion of the National Non-Cash Movement.

July

Marking Telkom Indonesia's 54th anniversary, the CEO of TelkomGroup along with the other Directors visited various regions as part of the Company's "AnniverSafari" Corporate Social Responsibility program.

August

Telkom participated in the BUMN Hadir Untuk Negeri 2019 Program by carrying out an electrification program in North Kalimantan Province and the Siswa Mengenal Nusantara program as part of the Telkom Digital Experience (TDX)

September

In commemoration of 2019 National Customer Day, TelkomGroup CEO welcomed customers who visit Telkom, listened first-hand to their needs and provided solutions to customer problems related to Telkom’s products and services.

October	Telkom strengthened its tower supply business through Mitratel's acquisition 2,100 telecommunications towers owned by Indosat Ooredoo to increase readiness to provide 5G technology in Indonesia.
November	•	Inauguration of the SKKL SLM Project (Sabang Lhokseumawe Medan) of 625 km to strengthen communication services in western Indonesia.
	•	The CEO of TelkomGroup inaugurated the Shared Service Operation Center on the 10th Floor of the Grha Merah Putih Building, The Telkom Hub.
December	•	IndiHome launched powerful 1 Gbps internet service to meet customer demand for high-speed internet access.
	•	Telkom held the IndiHome eSports League Games which is the largest and widest eSports league in Indonesia, was attended by more than 3,000 participants spread throughout Indonesia.

PROFILE OF TELKOM AND ITS SUBSIDIARIES

PROFILE OF TELKOM

Company’s Name	PT Telkom Indonesia (Persero) Tbk
Commercial Name	Telkom
Business Fields, Type of Products and Services	Organizing telecommunication and information networks and services, as well as the optimization of the usage of the resources owned by the Company.
Corporate Status	Public Company, State-Owned Enterprise
Ownership	52.09% The Government of the Republic of Indonesia 47.91% Public
Legality	NPWP 01.000.013.1‑093.000
TDP 101116407740
SIUP 0029/IUP-UB/X/2017/DPMPTSP
NIB 9120304490415
Date of Establishment	November 19, 1991
Legal Basis of Establishment

Pursuant to the Government Regulation No.25 of 1991, the Company’s status was changed to a State-Owned Limited Liability Company (“Company”) based on Notarial Deed of Imas Fatimah, S.H., No.128, dated September 24, 1991, which was approved by the Minister of Justice of the Republic of Indonesia through the Decree No.C2‑6870.HT.01.01.Year.1991 dated November 19, 1991, and announced in the State Gazette of the Republic of Indonesia No.5 of January 17, 1992 Supplement to the State Gazette No.210.

Address and Contact of Headquarters Office	Graha Merah Putih Jl. Japati No. 1 Bandung Jawa Barat, Indonesia - 40133
	Phone Fax Website E-mail	: +62‑22‑4521404 : +62‑22‑7206757 : www.telkom.co.id : corporate_comm@telkom.co.id
: investor@telkom.co.id
Social Media	Facebook	: TelkomIndonesia
	Instagram	: telkomindonesia
	Twitter	: @telkomindonesia
Stock Listing	The Company was listed on the Indonesia Stock Exchange (IDX) and New York Stock Exchange (NYSE) on November 14, 1995
Ticker	Indonesia Stock Exchange: TLKM New York Stock Exchange: TLK
Stock Type	Series A Dwiwarna shares and series B shares
Authorized Capital	1 series A Dwiwarna share 399,999,999,999 series B shares
Issued and Fully Paid Capital	1 series A Dwiwarna share 99,062,216,599 series B shares
Rating	International	: Baa1 (stable) from Moody’s BBB (stable) from Fitch Ratings

	Domestic	: idAAA from Pefindo

PROFILE OF SUBSIDIARIES

Telkom is the largest telecommunication company in Indonesia with:

10	direct subsidiaries, actively operating
1	direct subsidiary, not actively
24	indirect subsidiaries
11	affiliated companies

Telkomsel www.telkomsel.com

PT Telekomunikasi Selular (Telkomsel) is a cellular operator with the widest network reaching more than 90% of Indonesia’s population, with its core business comprising cellular telecommunications services and the operation of cellular telecommunications networks.

Telkom Metra www.metra.co.id

PT Multimedia Nusantara (Telkom Metra) is an investment company and sub-holding which has expanded to various basic digital services and ICT industries through acquisition, partnership and building a strong business ecosystem.

Telkomsat www.telkomsat.co.id	PT Telkom Satelit Indonesia (Telkomsat) is a company with a satellite business portfolio that provides end-to-end satellite-based digital service focusing on customer needs (customer oriented).
PINS pins.co.id

PT PINS Indonesia (PINS) is involved in the business of integrating devices, networks, systems, processes and the Internet of Things (IoT). Its core business is providing various technological, information and communication equipment and IoT facilities.

Telkom Akses www.telkomakses.co.id

PT Telkom Akses (Telkom Akses) is engaged in the deployment and management of fixed broadband access network infrastructure services, with the core business of fixed broadband access network deployment construction services, managed service & operation maintenance, and fixed broadband access networks.

Telin www.telin.net

PT Telekomunikasi Indonesia International (Telin) is a global telecommunications operator that provides telecommunication & IT service solutions overseas. Currently, Telin has 7 subsidiaries which are all overseas.

Mitratel www.mitratel.co.id

PT Dayamitra Telekomunikasi (Mitratel) is an infrastructure provider for telecommunication towers (tower provider) and its core business includes tower construction and tower management services (collocation & resellers).

Telkom Infra telkominfra.co.id

PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra) is a provider of domestic and international telecommunications infrastructure (service and solution) management services. The core business of Telkom Infra is telecommunications infrastructure and submarine cable services.

Metranet www.metranet.co.id	PT Metranet (Metranet) is an integrated media and digital content provider whose core business is online media, digital content and digital billing.
Telkom Property telkomproperty.co.id

PT Graha Sarana Duta (Telkom Property) is a property service company that focuses on leveraging Telkom's idle assets. Its core business is property management, property development, project management and facilities management.

INFRASTRUCTURE AND SERVICES

Telkom carries the mission to develop and maintain an agile and resilient network and IT infrastructure to support the innovation of its digital services.

id-Con	Data Center	22 data centers:
		•	5 data centers (overseas)
		•	14 data centers neuCentrIX (domestic)
		•	3 data centers tier 3 and 4 (domestic)
	Digital Platform	Big Data & Analytics, API Factory & Internet of Things
id-Ring	Fiber Optic Backbone Network	164,769 km including:
		•	100,069 km of Domestic fiber optic backbone
		•	64,700 km of International fiber optic backbone
	Point of Presence (PoP)	119 PoP including:
		•	56 PoP in domestic network
		•	63 PoP in International network
	Satellite	3 satellites with total capacity of 133 TPE:
		•	Merah Putih Satellite (60 TPE)
		•	Telkom 3S (49 TPE)
		•	Telkom-2 (24 TPE)
id-Access	Mobile Network	212,235 BTS including:
		•	50,297 BTS 2G
		•	82,104 BTS 3G
		•	79,834 BTS 4G
33,892 towers including:
		•	18,000 Telkomsel towers
		•	15,892 Mitratel towers
	Fiber Optic Access Network	•	500 Telkom Clouds
		•	26.6 million Homes Passed
		•	10.9 million Optical Ports
	Wi-Fi	386,420 Access Points:
		•	140,169 Managed Access Points
		•	246,251 Homespots

7	Regional Telkom Offices
61	Telecommunications areas
408	Plasa Telkom Outlets
9	Global offices in Singapore, Hong Kong, Timor Leste, Australia, Malaysia, Taiwan, USA, Myanmar, and New Zealand.
5	GraPARI International in Hong Kong, Saudi Arabia, and Taiwan.
422	GraPARI in Indonesia, including 9 GraPARI TelkomGroup in Jakarta, Tangerang, Bandung, Medan and others which are managed by third parties
324	Mobile GraPARI units
1.078	IndiHome Sales Car units

PRODUCTS AND CUSTOMERS

To create and enhance value for its customers, Telkom organizes its business into Customer Facing Units (CFU) that are based on customers segments. Telkom categorizes its product portfolios under five segments: the mobile, consumer, enterprise, wholesale international business, and "other" segment.

Consumer
Provides fixed voice, fixed broadband, IP-TV, and digital services.	Fixed Line Subscribers 9.4 million
Fixed Broadband Subscribers 9.0 million	IndiHome Subscribers 7.0 million
Speedy Subscribers 2.0 million
Mobile
Provides cellular legacy services including mobile voice, SMS, broadband services, and digital services that include IoT, big data, financial services, VOD, music, gaming, and digital ads.	Cellular Subscribers 171.1 million	Postpaid Subscribers 6.4 million
Prepaid Subscribers 164.7 million
Mobile Broadband Subscribers 110.3 million
Enterprise

Provides ICT and platform services including connectivity, IT services, data center, cloud, business process outsourcing, device, satellite business, digital services and adjacent services (such as e-health and ATM management services).

Corporate Customers 1,917	Small and Medium-Sized Enterprises Customers 300,416	Government Institution Customers 975
Wholesale and International Business
Provides wholesale telecommunication carrier services, international business, tower business, infrastructure and network management services.	Other Licensed Operator (OLO) Customers 9	Transponder & Closed User Group Customers 25
Internet Service Provider Customers 167	Global Partner Customers 220
Others
Provides smart platform, digital content, e-commerce, and property management in an effort to leverage our property assets across Indonesia.	MelOn 33.9 million active users

Note:

The data presented on this page is current as of December 31, 2019.

SOCIAL RESPONSIBILITY

Customer Experience

NPS Score	2019		2018
	2H 2019	1H 2019	2H 2018	1H 2018
Telkom	43	41	39	39
Point Increase	2	2	0	-

Social Contribution

Description	2019	2018	2017
	Rp (billion)
Partnership and Community Development Program	368.70	385.86	385.58
Partnership Program	253.44	279.98	303.67
Community Development Program	115.26	105.88	81.91
Corporate Social Responsibility	49.50	39.80	28.50
Total	418.20	425.66	414.08

Energy and Water Consumption

Description	Unit	2019		2018		2017
Fixed Network (STO)	kWh		310,351,518		327,744,883		338,902,852
Operational Building	kWh		73,244,675		71,226,285		69,556,971
Cellular Network (BTS)	kWh		1,776,077,129		1,679,150,702		1,549,658,684
Total Electricity Consumption	kWh		2,159,673,322		2,078,121,870		1,958,118,507
Water Consumption	m3		1,881,747		1,779,662		2,034,740
Total Water Consumption	m3		1,881,747		1,779,662		2,034,740
Fixed Network (STO)	Litre		1,583,986		N/A		N/A
Operational Vehicle	Litre		1,463,650		4,799,513		2,545,689
Cellular Network (BTS)	Litre	±	10,000,000	±	12,000,000	±	15,000,000
Total Fuel Consumption	Litre	±	13,047,636	±	16,799,513	±	17,545,689
*Electricity consumption includes STO, BTS, and building operations
*Fuel consumption includes STO, BTS, and operational vehicles
*Water consumption includes domestic purposes

FINANCIAL DATA OVERVIEW

Consolidated Statements of Comprehensive Income	Years ended on December 31
(in billions of Rupiah except for net income per share and per ADS which are represented in Rupiah)	2019	2018	2017	2016	2015
Revenues	135,567	130,784	128,256	116,333	102,470
Expenses*	93,913	93,009	84,093	75,367	69,589
EBITDA	64,832	59,181	64,609	59,498	51,415
Operating profit	42,394	38,845	43,933	39,195	32,418
Profit for the year	27,592	26,979	32,701	29,172	23,317
Profit for the year attributable to:
Owners of the parent company	18,663	18,032	22,145	19,352	15,489
Non-controlling interest	8,929	8,947	10,556	9,820	7,828
Total comprehensive profit for the year	25,400	31,921	30,369	27,073	23,948
Total comprehensive profit for the year attributable to:
Owners of the parent company	16,624	22,844	19,952	17,331	16,130
Non-controlling interest	8,776	9,077	10,417	9,742	7,818
Net income per share	188,40	182,03	223,55	196,19	157,77
Net income per ADS (1 ADS : 100 common stock)	18,840	18,203	22,355	19,619	15,777

*As restated, exclude other expenses.

Consolidated Statement of Financial Position	Years ended on December 31
(in billions of Rupiah)	2019	2018	2017	2016	2015
Assets	221,208	206,196	198,484	179,611	166,173
Liabilities	103,958	88,893	86,354	74,067	72,745
Equity attributable to owner of the parent company	99,561	98,910	92,713	84,384	75,136
Net working capital (current asset - current liabilities)	(16,647)	(2,993)	2,185	7,939	12,499
Investment in associate entities	1,944	2,472	2,148	1,847	1,807

Capital Expenditure	Years ended on December 31
(in billions of Rupiah)	2019	2018	2017	2016	2015
Total	36,585	33,620	33,156	29,199	26,401

Consolidated Financial and Operation Ratios	Years ended on December 31,
	2019	2018	2017	2016	2015
Return on Assets (ROA (%)(1)	12.5	13.1	16.5	16.2	14.0
Return on Equity (ROE) (%)(2)	23.5	23.0	29.2	27.6	25.0
Operating Profit Margin (%)(3)	31.3	29.7	34.3	33.7	31.6
Current Ratio (%)(4)	71.5	93.5	104.8	120.0	135.3
Total Liabilities to Equity (%)(5)	88.7	75.8	77.0	70.2	77.9
Total Liabilities to Total Assets (%)(6)	47.0	43.1	43.5	41.2	43.8
Debt to Equity Ratio(x)(7)	0.44	0.38	0.32	0.30	0.37
Debt to EBITDA Ratio(x)(8)	0.80	0.74	0.55	0.53	0.67
EBITDA to Interest Expense (x)(9)	15.3	16.9	23.3	21.2	20.7

Remarks:

(1)	ROA is calculated as profit for the year divided by total assets at year end December 31.
(2)	ROE is calculated as profit for the year divided by total equity at year end December 31.
(3)	Operating profit margin is calculated as operating profit divided by revenues.
(4)	Current ratio is calculated as current assets divided by current liabilities at year end December 31.
(5)	Liabilities to equity ratio is calculated as total liabilities divided by total equity at year end December 31.
(6)	Liablities to total assets ratio is calculated as total liabilities divided by total assets at year end December 31.
(7)	Debt to equity ratio is calculated as debt (included finance lease) divided by total equity.
(8)	Debt to EBITDA ratio is calculated as debt (included finance lease) divided by EBITDA.
(9)	EBITDA to interest ratio is calculated as EBITDA divided by cost of funds.

STOCK INFORMATION

TELKOM’S STOCK INFORMATION AT THE IDX

The following is the report of the highest, lowest and closing share prices, trading volumes, number of shares outstanding and market capitalization of the stock which were recorded at the Indonesia Stock Exchange (IDX) for the periods indicated:

Calendar Year		Price Per Share			Volume	Outstanding Shares	Market Capitalization
		Highest	Lowest	Closing	(shares)	Excluding Treasury Stock	(Rp Billion)
			(in Rupiah)
2015		3,170	2,485	3,105	18,742,850,400	98,198,216,600	312,984
2016		4,570	3,045	3,980	23,017,915,300	99,062,216,600	401,184
2017		4,840	3,780	4,440	21,225,443,500	99,062,216,600	447,552
	First quarter	4,190	3,780	4,130	4,560,626,200	99,062,216,600	416,304
	Second quarter	4,670	4,010	4,520	4,954,694,500	99,062,216,600	455,616
	Third quarter	4,840	4,500	4,680	4,320,051,800	99,062,216,600	471,744
	Fourth quarter	4,710	3,910	4,440	7,390,071,000	99,062,216,600	447,552
2018		4,460	3,250	3,750	24,436,003,500	99,062,216,600	371,483
	First quarter	4,460	3,520	3,600	6,414,771,900	99,062,216,600	362,880
	Second quarter	3,890	3,250	3,750	6,052,816,300	99,062,216,600	378,000
	Third quarter	4,110	3,250	3,640	6,605,907,500	99,062,216,600	360,586
	Fourth quarter	4,110	3,460	3,750	5,362,507,800	99,062,216,600	371,483
2019		4,500	3,480	3,970	20,656,298,500	99,062,216,600	393,277
	First quarter	4,050	3,690	3,950	4,878,089,700	99,062,216,600	391,296
	Second quarter	4,200	3,480	4,140	5,154,944,000	99,062,216,600	410,118
	Third quarter	4,500	4,050	4,310	5,234,147,400	99,062,216,600	426,958
	Fourth quarter	4,400	3,800	3,970	5,389,117,400	99,062,216,600	393,277
	September	4,450	4,150	4,310	1,662,481,700	99,062,216,600	426,958
	October	4,400	4,060	4,110	1,623,971,000	99,062,216,600	407,146
	November	4,200	3,800	3,930	2,161,815,600	99,062,216,600	389,315
	December	4,110	3,900	3,970	1,603,330,800	99,062,216,600	393,277

Telkom's stock price on the last trading day which was December 30, 2019 for the IDX closed at Rp3,970.  At that price, Telkom's market capitalization reached Rp393.3 trillion or 5.41% of the total capitalization of the Indonesia Stock Exchange (IDX).

TELKOM’S AMERICAN DEPOSITORY SHARES (ADS) INFORMATION AT THE NYSE

On the last trading day  of the NYSE for 2019, which was December 31, 1 Telkom ADS closed at US$28.50. The following is the report on the highest, lowest, closing and trading volume of Telkom’s ADS which were listed on the New York Stock Exchange (NYSE) for the stated period:

Calendar Year		Price Per ADS			Volume
		Highest	Lowest	Closing	(ADS)
			(in US$)
2015		23.54	17.05	22.20	87,438,232
2016		34.65	21.22	29.16	110,532,172
2017		36.19	28.10	32.22	76,122,383
2018		32.51	21.75	26.21	98,313,215
	First quarter	32.51	25.96	26.42	23,643,043
	Second quarter	28.31	23.66	26.01	33,909,842
	Third quarter	28.41	21.75	24.48	22,674,248
	Fourth quarter	28.00	23.11	26.21	18,086,082
2019		31.48	24.27	28.50	58,515,643
	First quarter	28.55	25.75	27.46	17,397,564
	Second quarter	29.49	24.27	29.24	16,129,872
	Third quarter	31.48	28.24	30.11	13,689,830
	Fourth quarter	30.70	27.18	28.50	11,298,377
	September	30.85	29.54	30.11	4,015,363
	October	30.70	28.58	28.88	4,065,384
	November	30.01	27.18	27.67	3,467,009
	December	29.08	27.46	28.50	3,765,984

Effective October 26, 2016, Telkom changed the Depositary Receipt (DR) from 1 Depositary Share (DS) representing 200 shares to 1 DS representing 100 shares.

CORPORATE ACTION INFORMATION REGARDING STOCKS

During the period covered by this report, Telkom did not take any corporate actions, such as stock splits, reverse stock, shares dividend, bonus shares and decrease in nominal value of shares. Therefore, this report does not contain information regarding the dates of corporate actions, stock split ratios, mergers of shares, stock dividends, bonus shares, the number and value of shares before and after corporate actions.

BONDS, SUKUK OR CONVERTIBLE BONDS AND MEDIUM TERM NOTES (MTN) INFORMATION

Bonds	Principal (Rp million)	Issuance Date	Maturity Date	Term (Years)	Interest Rate per Annum (%)	Underwriter	Trustee	Rating (Pefindo)
Telkom Bond II 2010 Series B	1,995,000	June 25, 2010	July 6, 2020	10	10.20	PT Bahana Sekuritas: PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	idAAA
Telkom Shelf Registered Bond I 2015 Series A	2,200,000	June 23, 2015	June 23, 2022	7	9.93	PT Bahana Sekuritas: PT Danareksa Sekuritas; PT Mandiri Sekuritas: PT Trimegah Sekuritas Indonesia Tbk	PT Bank Permata Tbk	idAAA
Telkom Shelf Registered Bond I 2015 Series B	2,100,000	June 23, 2015	June 23, 2025	10	10.25
Telkom Shelf Registered Bond I 2015 Series C	1,200,000	June 23, 2015	June 23, 2030	15	10.60
Telkom Shelf Registered Bond I 2015 Series D	1,500,000	June 23, 2015	June 23, 2045	30	11.00

Medium Term Notes	Currency Principal (Rp million)	Issuance Date	Maturity Date	Term (Years)	Interest Rate per Annum (%) / Annual Return Payment (Rp million)	Arranger	Monitoring Agent	Rating (Pefindo)
MTN I Telkom Year 2018 Series B	200,000	September 4, 2018	September 4, 2020	2	8.00%	PT Bahana Sekuritas, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas and PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	idAAA
MTN I Telkom Year 2018 Series C	296,000	September 4, 2018	September 4, 2021	3	8.35%
MTN Syariah Ijarah I Telkom Year 2018 Series B	296,000	September 4, 2018	September 4, 2020	2	Rp24,000			idAAA Sy
MTN Syariah Ijarah I Telkom Year 2018 Series C	182,000	September 4, 2018	September 4, 2021	3	Rp15,000

REPORT OF THE BOARD OF COMMISSIONERS AND DIRECTORS

20	Report of the Board of Commissioners
23	Report of the Board of Directors
30	Statement Letter of Responsibility for 2019 Annual Report

REPORT OF THE BOARD OF COMMISSIONERS

Dear shareholders and stakeholders,

Let us first offer praise and thanks to God Almighty as TelkomGroup successfully recorded fairly good performance throughout 2019 in the midst of a challenging situation.

MACRO ECONOMY AND INDUSTRY GENERAL OUTLOOK

In 2019, Indonesia recorded fairly good economic growth, amounting to 5.02%. In general, the main macro indicators, in particular the exchange rate of the Rupiah against the USD and interest rates, were relatively stable throughout 2019.

The telecommunications industry continued to see dynamic change especially in cellular, in line with shifts in communicating methods. This was marked by the decline of the legacy business, which consists of voice and SMS, to be replaced by digital businesses comprising data and services (digital services), both of which are growing fast. On the other hand, we also see high growth potential in the fixed broadband industry. Demand for this service, together with content, has continued to increase, in accordance with the growing need for high quality connectivity in homes.

SUPERVISION AND ASSESSMENT OF THE BOARD OF DIRECTORS’ PERFORMANCE IN 2019

Overall, our assessment is that the Board of Directors has performed its duties and roles well throughout 2019. The Board of Directors prepared a work plan and implemented the appropriate strategy to achieve the Company's strategic goals. As a result, Revenue, EBITDA and Net Profit experienced positive growth compared to the previous year.

From an operational perspective, the Company also recorded excellent good performance.  Subscribers of IndiHome fixed broadband and cellular service subscribers, in particular mobile broadband customers, continued to increase. This positive operational performance has further strengthened Telkom's position as a market leader in Indonesia’s fixed broadband and cellular industry.

The company has also continued to develop its infrastructure capabilities, strengthening its backbone network and optical fiber-based access, as well as its 4G BTS. This excellent operational performance demonstrates the Board of Directors' ability to understand the industry by  creating and implementing the right work programs, which are expected to realize the Company's vision and mission of transforming into a digital telco company that can provide the best digital experience for customers.

VIEWS ON BUSINESS PROSPECTS

In our view, that the Company's business prospects going forward are quite good. The Company's comprehensive and integrated infrastructure network, from fiber optic cables, data centers and 3G/4G BTS networks to satellites, puts the Company in the lead to capture opportunities for sustainable growth in the future. These opportunities mainly come from fixed broadband services which still has open space for penetration, digital business services for mobile given the high amount of smartphone users, as well as enterprise solutions services which are increasingly needed by corporations and government agencies.

The Company’s strategy for the future is also apparent in its main business frameworks of digital connectivity, digital platforms and digital services, each of which is expected to be an engine of growth. Digital connectivity services, such as mobile broadband and fixed broadband, have become core services for the Company. Whereas digital platforms cover a variety of supporting infrastructure (infrastructure as a service) and solutions such as data centers, cloud and cyber security. Meanwhile, digital services have been developed with the aim of facilitating customers’ needs, for example by providing digital services in the fields of fintech, music, video games and so on.

In addition to the above, inorganic approaches also present growth opportunities to increase added value, strengthen digital capabilities and create synergies for the Company. In this regard, the Board of Commissioners supports the efforts of the Directors to explore these opportunities.

ASSESSMENT OF THE PERFORMANCE OF COMMITTEES UNDER THE BOARD OF COMMISSIONERS

The Board of Commissioners of PT Telkom has 3 (three) Committees which assist in carrying out its supervisory duties, namely the Audit Committee, the Nomination and Remuneration Committee (KNR) and the Planning and Risk Evaluation and Monitoring Committee (KEMPR). In our view, the three Committees have carried out their roles well in accordance with expectations. The Committees carry out studies, deliver recommendations to the Board of Commissioners and provide full support so that the oversight mechanism for the Board of Directors can run smoothly.

The Audit Committee assists us in supervising and ensuring the effective implementation of internal controls in the preparation of financial statements, conducting reviews of financial information, reviewing Internal Audit Unit investigations and monitoring the audit process for the Partnership and Community Development Program. Next, the Nomination and Remuneration Committee has provided a variety of important recommendations related to policies, criteria and selection of strategic positions within the Company and its subsidiaries, as well as remuneration for the Board of Directors. Whereas the Planning and Risk Evaluation and Monitoring Committee provided recommendations related to the strategic aspects and risk management of the Company and conducted a comprehensive evaluation of the Directors' proposals related to the Company's Budget Activity Plan and monitored their implementation.

IMPLEMENTATION OF SUPERIOR CORPORATE GOVERNANCE

The Board of Commissioners focuses among others on supervising corporate governance, as we are committed to ensuring that corporate governance in TelkomGroup is implemented to a high standard in accordance with the principles of Good Corporate Governance (GCG). Throughout 2019, the Board of Commissioners actively supervised, and provided advice on, various aspects of the company management, including risk management.

One of the governance practices that Telkom has implemented is the Whistleblowing System (WBS). Telkom’s Whistleblowing System mechanism performed well in 2019. With this mechanism, the Company can better identify and minimize the potential for fraud as well as policy irregularities or internal violations.

CHANGES TO THE COMPOSITION OF THE BOARD OF COMMISSIONERS

The composition of Telkom's Board of Commissioners has changed in accordance with the resolution of the AGM on May 24, 2019. The Annual General Meeting of Shareholders for Fiscal Year 2018 resolved to honorably terminate the term of office of the following Members of the Board of Commissioners:

Hendri Saparini, whose last position was as a President Commissioner.
Rinaldi Firmansyah, whose last position was as a Commissioner.
Pamijati Pamela Johanna Waluyo, whose last position was as an Independent Commissioner.

The Annual General Meeting of Shareholders for Fiscal Year 2018 also resolved to appoint four new members to the Board of Commissioners, namely Rhenald Kasali, Marsudi Wahyu Kisworo, Ismail, and Marcelino Rumambo Pandin.

In addition, 2 (two) commissioners, Edwin Hidayat Abdullah and Isa Rachmatarwata, retired as commissioners as they were appointed by the Shareholders to serve as Directors and Commissioners in other SOEs.

Thus, as of December 31, 2019, the composition of the Company's Board of Commissioners became as follows:

Rhenald Kasali	: President Commissioner
Ismail	: Commissioner
Marcelino Rumambo Pandin	: Commissioner
Cahyana Ahmadjayadi	: Independent Commissioner
Margiyono Darsasumarja	: Independent Commissioner
Marsudi Wahyu Kisworo	: Independent Commissioner

APPRECIATION TO THE STAKEHOLDERS AND CLOSING

In closing, on behalf of the Board of Commissioners we would like to thank all of the Directors, the management and employees who have wholeheartedly contributed to managing the business activities of Telkom and its subsidiaries. We also express our appreciation to all shareholders, customers, business partners, and other stakeholders who have supported Telkom to become an outstanding digital telecommunication company both in the present as well as going forward.

We confidently believe that, supported by good collaboration, Telkom will be able to continue growing and sustainably improve its profitability in the future

Jakarta,  May 27, 2020

/s/ Rhenald Kasali

Rhenald Kasali

President Commissioner

REPORT OF THE BOARD OF DIRECTORS

"Committed to Sustainable Growth and Better Profitability in Capturing Digital Opportunities"

IndiHome further strengthened its position as a new growth engine during 2019, with profitability approaching global standards.

Shareholders, Board of Commissioners, and all respected stakeholders,

On behalf of all the Directors and the management of PT Telkom Indonesia (Persero) Tbk ("Telkom" or "Company"), we give thanks and gratitude to God Almighty as the Company was able to do well in 2019.

At this occasion, allow us to convey a summary of our efforts and achievements throughout 2019, in particular with regard to Telkom's efforts in realizing its transformation to a global telecommunication company with global standards.

ECONOMIC, POLITICAL AND INDUSTRY CONDITIONS

Indonesia's Gross Domestic Product (GDP) in 2019 grew quite well, reaching 5.02%. The biggest contribution to economic growth, comprising around 56%, still came from household consumption. This indicates that consumer purchasing power is relatively good, in part due to massive development of infrastructure in recent years. The continuation of the China-United States trade war continued to pose economic challenges throughout 2019, which had an impact on the economic slowdown in several countries including Indonesia, especially in terms of export performance.

In terms of key macro indicators, the exchange rate of the Rupiah against the USD in 2019 was relatively stable and even showed a tendency to strengthen, with the Bank Indonesia exchange rate amounting to Rp14,465 per USD on January 2, 2019 and closing at Rp13,901 on December 31, 2019. Likewise, Bank Indonesia's benchmark interest rate (BI 7-day Repo Rate), declined from 6% in January 2019 to the level of 5% in December 2019. This conducive macroeconomic situation naturally had a positive impact on the telecommunications industry, especially with the continued growth in smartphone usage and data consumption.

From a political standpoint, the April 2019 elections were successfully held smoothly, safely and peacefully. This strengthened business actors’ confidence in realizing business plans which were previously delayed due to political uncertainty in the previous year.

The fixed broadband industry in 2019 grew by around 22%, refering to the two main fixed broadband players who have an estimated market share of 93%. Fixed broadband services still provide high growth opportunities, given that the penetration of this service was still very low at around less than 15% at the end of 2019. Demand for this service has also increased along with the need for high-quality connectivity and increasing demand for content. In addition, while competition in the fixed broadband industry is still relatively relaxed overall, high resource requirements pose a barrier to business actors who wish to expand aggressively.

The cellular industry, which benchmarks to the 3 largest cellular operators, grew in the range of 5.1%, more or less in line with GDP growth. The relatively high rate for growth was driven by the digital business from both data services and digital services. The cellular industry continued to be coloured by intense competition in data services,  supported by widespread adoption of smartphones. On the other hand, the use of legacy services, namely voice and SMS, has decreased, as a consequence of customers increasingly switching to using data-based services as a replacement for voice and SMS services.

PERFORMANCE OF THE COMPANY IN 2019

In 2019, Telkom successfully recorded  total Revenue of IDR 135.6 trillion, growing by 3.7% compared to the previous year. EBITDA was grew 9.5% to Rp64.8 trillion, with EBITDA margin increasing significantly to 47.8% from 45.3% in the previous year. Meanwhile, Net Profit was recorded at Rp18.7 trillion, growing by 3.5% from 2018 Net Profit. Net Cash Flow from Operating Activities reached Rp54.9 trillion, compared to Rp45.7 trillion in 2018. This respectable performance was achieved amidst conditions which were still quite challenging in 2019 given the highly competitive cellular industry, the political agendas of the presidential and vice presidential elections, and the continuing trade war between China and the United States.

In the Mobile segment, through its subsidiary Telkomsel, Telkom continued to strengthen its position as the operator with the largest customer base in Indonesia, amounting to 171.1 million subscribers, of which 110.3 million subscribers were mobile data users. Amidst the massive digital lifestyle trend, increased demand for data services drove data traffic growth of 54% to 6,558 petabytes. As a result, Telkomsel's Digital Business Revenues grew significantly by 23% or Rp10.9 trillion to Rp58.2 trillion. In absolute terms, Telkomsel’s Digital Business recorded the highest growth in the industry for 2019 with revenue reaching Rp58.2 trillion, simultaneously acting as a catalyst for the shift from Legacy to Digital Business services. This Digital Business revenue was supported by 22% Data growth and 29% Digital Services growth, in parallel with Telkomsel’s initiatives to develop a variety of Digital Services such as Digital Lifestyle, Digital Advertising, Big Data, Digital Enterprise Solutions and Mobile Payment. In 2019, the contribution from Digital Business increased to become 64% of total revenue, up from 53% in the previous year. On a consolidated basis, including revenue from the Legacy business which decreased by around 22%, Telkomsel recorded Rp87.9 trillion in revenue, 3.0% higher than the previous year, and contributed 65.1% to the consolidated revenue of the Company. Telkomsel was also sucessful in controlling costs, and was able to increase its EBITDA margin to 54.0% from 53.2% previously.

In the Consumer segment, IndiHome continued to enjoy positive momentum as a growth driver for the Company. Throughout 2019, IndiHome customers grew by 37.2% or 1.9 million customers to reach 7 million customers. This reflects Indonesian consumers’ high demand for high quality internet services as well ss for a variety interesting content. IndiHome customers consist 48% of triple play customers, which comprise fixed voice, fixed broadband and IP-TV, and 52% of dual play customers. Revenue from the Consumer segment experienced high growth of 27.5% to Rp17.7 trillion, contributing 13.1% to the Company's consolidated income. IndiHome's profitability has also improved with EBITDA reaching 33.9%, approaching global profitability standards.

In the Enterprise segment, during 2019 the Company changed its business policies to focus on business lines that have higher profitability and recurring income, especially in enterprise solutions such as enterprise connectivity, data center and cloud services, and selectively reducing or not prioritizing business solutions that have relatively low margin levels and non-recurring income.  Thus, although the Enterprise segment recorded a decline in revenue of 11.2% from the previous year to Rp18.7 trillion in 2019, from a business standpoint its profile improved. The Enterprise segment contributed 13.8% to consolidated revenue.

The Wholesale and International Business segment in 2019 achieved decent performance. In this segment, we provide services to telecommunications operators, internet service providers and digital players both domestically and globally. The company recorded revenue of Rp10.6 trillion from the Wholesale and International Business in 2019, growing 5.2% from the previous year. The Wholesale and International Business segment contributed 7.9% to consolidated revenue.

Within the various business segments mentioned above, Telkom provides a variety of digital services in the Digital Platforms and Digital Services categories for both B2B and B2C, such as video, games, music, advertising and so on. We continually strive to develop various digital services in accordance with the needs of our customers and to always provide the best experience. Although the contribution of revenue from digital services is currently still relatively small at around 6% of consolidated revenue, it has a high growth rate at nearly 30%, and we believe that this line of business will be a source of future growth for Telkom.

In order to maintain its dominance in the telecommunications industry, Telkom continued to strengthen its infrastructure for example in terms of its access and backbone networks, telecommunications towers, and other supporting infrastructure and IT systems. During 2019, the Company built 23 thousand BTS, all of which were 4G, to reach a total of 212,235 BTS of which 161,938 units were 3G and 4G BTS. The Company also built 3,117 km of fiber optic-based backbone network, bringing total backbone length to 164,769 km; built  1.1 million Optical Distribution Points (ODP) and 33 thousand Optical Distribution Cabinet (ODC) units;  and built 15 thousand telecommunications towers as well as various other supporting infrastructure. In order carry out these infrastructure improvements, the Company incurred realized capital expenditure of Rp 36.6 trillion. In addition, the Company also carried out inorganic activities to strengthen its infrastructure by acquiring 95% ownership of PT Persada Sokka Tama, which owns 1,017 telecommunication towers, and by purchasing 2,100 telecommunication towers from PT Indosat Tbk.

Commitment to Continue  Growing and to Maintain Healthy Profitability

The Company’s good performance as described above is inextricably linked to the effective implementation of its work programs for optimal results in 2019. The three main programs were customer experience, intensifying digital business, and cost effectiveness initiatives. The Company believes that the success of these programs, ran through the entire year, has further strengthened Telkom’s capabilities as a digital telco company, specifically related meeting the needs of all customer segments to ensure the Company can continue to grow and maintain healthy profitability in the future.

Building Digital Competence

Human resources (HR) is one of the key factors for the Company’s transformation into a excellent and competitive digital telco company at the global level in the future. Telkom consistently develops its HR and simultaneously cultivates a digital culture as important components of the Company's digital transformation.

There are four pillars of HR development that the Company carries out. The first is the character development based on The Telkom Way for a digital age, whereby the the philosophical foundation of The Telkom Way continues to be the philosophy to Be the Best, principles of To Be The Star and practices To Be The Winner continue to be.  The second pillar is leadership development with an emphasis digital leader competency. Third is soft skills development for professionals at the manager & middle management leaders level which includes decision making, people development, teamwork, organization awareness, and analytical & conceptual thinking in the digital age. Fourth, Telkom continues to be committed to developing the capabilities and technical expertise of HR based on job families, job functions and job roles that are relevant to digital competence.

In practice, digital transformation requires a fundamental change in organizations’ work culture in organizations. All Telkom employees are encouraged to demonstrate high agility in working by involving and forming cross-functional tribes and squads and cross expertise in developing service products. The Company also continues to strengthen the competencies of digital talents who show the outstanding ability to develop innovative digital products.

Application of Accounting Standards

As a company listed on the New York Stock Exchange (NYSE), Telkom is bound by United States Securities and Exchange Commission (US SEC) regulations to implement IFRS 15 and IFRS 9 starting January 1, 2018 and IFRS 16 starting January 1, 2019. IFRS 15 regulates matters related to the principle of recognition of revenue from contracts with customers, IFRS 9 regulates matters related to financial instruments primarily for allowance for impairment losses of financial assets such as allowance for receivables, and IFRS 16 regulates matters related to lease transactions.

Telkom has updated its policies, business processes, data preparation and systems, and ensured the readiness of human resources to carry out these activities,  processes and controls towards ensuring that these IFRS standards are accurately applied in all their complexity.

Supported by a variety of processes which have been carried out in an integrated manner, the financial statements both for Telkom and its subsidiaries have been adjusted in accordance IFRS international standards. The consolidated financial statements of TelkomGroup submitted to the US SEC are therefore in accordance with IFRS 9, IFRS 15 and IFRS 16, and can be compared to other companies in the world who have also implemented these three standards.

OVERVIEW OF BUSINESS PROSPECTS

In parallel with the shift in consumer behavior to adopt a digital lifestyle, there will continue to be a growing need for a variety of digital services to provide various solutions and convenience. To develop such digital services in accordance with consumer needs, digital infrastructure and platform capabilities are needed. To develop digital services and build digital platforms, a foundation for reliable digital connectivity infrastructure is needed. Telkom, with its comprehensive and adequate infrastructure and facilities, is in a leading position to seize future opportunities towards ensure the Company's sustainable growth.

As demand for broadband services continues to grow, with shifts in consumer behavior due to the adoption of digital lifestyles by the consumer segment and ICT solutions in the corporate segment, the telecommunication industry is anticipating this and strategically shifting towards the digital world. Telkom observes that these dynamics are apparent in three digital business domains, namely digital connectivity, digital platforms, and digital services. As the dominant provider of broadband services in Indonesia, Telkom continues to strengthen its position as a market leader in the digital connectivity domain by presenting quality services with the widest coverage. Telkom has also accelerated its digital platform domain by developing data center & cloud services in early stages, followed by provision of a smart platform that runs on them as an enabler of various ICT services and solutions. Furthermore, digital service products will be selectively developed, including through acquisitions and partnerships, supported synergistically by the digital platforms and digital connectivity that have been developed so as to give subscribers the best experience.

In the Mobile segment, there is potential for future growth in line with the rising level of mobile data users, whereby the current penetration of mobile data users is now at 64% and is expected to keep growing as smartphone usage becomes increasingly widespread. However, the average consumption of mobile data is still relatively low at 5.2 GB per customer per month, compared to other countries such as Thailand and India at, respectively, 13 GB and 11 GB per customer per month. Seeing this, the Company estimates that data traffic will continue to grow significantly over the next few years as digital services such as games, video, advertising and payment, which are still in the initial phase of growth, become more diverse. In addition, the Company has also implemented a strategy to increase the growth potential of High Value Customers and mobile solution services in the Enterprise segment. At present, High Value Customers make a significant contribution to Telkomsel's revenue. We maintain their loyalty by providing a superior experience, among others by utilizing our big data analytics to offer services that are personalized to their needs. We also continue to develop digital solutions for the Enterprise segment including mobile security, NB-IoT and various other solutions. At the same time, the Company is also developing products to meet the needs and demands of the youth segment in accordance with their lifestyle as young people will continue to dominate the demographic structure in Indonesia over the next few years.

In the Consumer segment, penetration of fixed broadband services in Indonesia is still very low at less than 15% of the household population, far lower than neighboring countries such as Thailand or Malaysia with around 40% penetration. Supported by increasing numbers of middle class households from year to year, with innovative products offered at attractive prices that target lower middle class households, we believe that demand for IndiHome services will still remain high in the coming years. Through IndiHome, Telkom provides high-quality fixed broadband services to satisfy the need for the internet and simultaneously supports a variety of attractive digital service services. In the long term, IndiHome will be developed to effectively accommodate household activities such as the needs for smart home and edutainment that educates, inspires and entertain.

Meanwhile in the Enterprise segment, the Company will focus on providing enterprise solutions, in parallel with Enterprise customers’ need to digitize their business processes to become more competitive. The use of connectivity and digital solutions among MSMEs is also still very low, thus offering considerable growth potential going forward. At the same time, government agencies and local governments are increasingly leveraging digital solutions to improve services to the public through connectivity and smart city platforms, as has already been done in 470 cities all over Indonesia. Simultaneously, in order to increase profitability margins in the Enterprise segment, the Company will continue to focus on business growth by prioritizing recurring solution services with better profit margins.

In the Wholesale and International Business segment, the Company focuses on being an enabler as a service provider, telecommunications network,  service providers, data centers, tower infrastructure, infrastructure managed services and power solutions for telecommunications network / service providers and digital ecosystems, both domestic and regional.

With the advent of the Indonesian Global Gateway (IGG) cable, which connects the SEA-ME-WE5 submarine cable to the SEA-US submarine cable, the Company has become a Global Digital Hub able to provide direct broadband connectivity between Europe, Asia and America. In its role as an enabler, the Company will become the main gateway for digital connectivity, bringing domestic traffic to the global area and vice versa, as well as handling traffic between countries (hubbing) for both voice and A2P (Application-to-Person) SMS traffic.

The Company strengthened its tower business through both organic and inorganic initiatives. In addition, the Company provides power solution services, infra manage services, and maintenance, repair and deployment of submarine cable infrastructure in Indonesian waters as well as of submarine cable infrastructure  owned by regional cable consortiums.

The Company's Digital Platform development initiatives include Carrier Neutral Data Centers and the construction of Hyperscale Data Centers, Content Delivery Network (CDN), Cloud servicesand CPaaS (Communication Platform as a Service). Several digital services development initiatives have been carried out in the form of U Points and U Ads services, and more initiatives will continue to be developed to support the Company as a Digital Ecosystem Hub.

Programs and Performance Goals for 2020

In 2020, the Company will maintain its commitment to continue to grow in a healthy manner with a good level of profitability, in line with its strengthened digital capabilities. In a continuation of the previous year, the Company has launched 3 main programs, namely:

1.

Delivering best quality digital connectivity services with improved customer experience, through which the Company will strengthen its leadership position in digital connectivity services by supporting better financial results through more efficient infrastructure and operations, as well as improved service quality and customer experience.

2.

Develop digital talent and establish a digital business platform by leveraging collaboration & synergy, whereby the Company will continue to develop digital talents and accelerate its digital platforms as a new source of growth by utilizing the potential for collaboration and synergy within TelkomGroup.

3.

Drive portfolio optimization along with cost leadership and lean organization, towards driving increased business value by structuring the portfolio to support the formation of an agile and productive organization.

Supported by the capabilities we have built over the past few years as well as the strategies and programs that have been systematically prepared and implemented, in 2020 we expect that the Company's performance will continue to improve competitively and achieve good profitability.

DEVELOPMENT OF CORPORATE GOVERNANCE IMPLEMENTATION

The Company always strives to uphold the implementation of good governance in accordance with the five principles of Good Corporate Governance (GCG), namely transparency, accountability, responsibility, independence and fairness, and with reference to the eight principles of corporate management in accordance with the Implementation of the Corporate Governance Guidelines for Public Companies from the Financial Services Authority (OJK). We are fully aware that good governance, based on best practices, plays an important role in building up the Company's long-term sustainability. Simultaneously, good governance can maintain stakeholder confidence in Telkom.

Telkom's efforts to implement good governance have received awards from stakeholders. In 2019, Telkom was awarded as the Best State-Owned Big Cap Enterprise in the 11th IICD CG Conference and Award held by IICD.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITIES AND PARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAM

PT Telkom Indonesia (Persero) Tbk realizes the importance of a sustainable society and a  good living environment for the future. Therefore, Telkom is committed to carrying out its social and environmental responsibility through the three pillars of the "Telkom Indonesia for Indonesia"program,  which are the Digital Environment, Digital Society, and Digital Economy pillars. In order to encourage inclusive economic growth, we carry out various programs under the framework of the Digital Economy to support micro, small and medium enterprises, especially the creative industries, in the form of training to "go digital", "go online", and "go global" as well as organizing exhibitions of SME products.

Furthermore, as a State-Owned Enterprise (BUMN), we run a Partnership and Community Development Program (PKBL). In 2019, we channeled Rp418.2 billion in PKBL funds to programs that aim to improve community welfare and social life, which was implemented and guided by the Minister of SOE Regulation. Specifically for the Partnership Program, in 2019, Telkom channeled funds amounting to Rp253.4 billion to 5,543 development partners,  who are engaged in the industrial, trade, agriculture, animal husbandry, plantation, fishery, service and other sectors. Whereas realized Community Development funds amounted to Rp.115.3 billion in 2019, which were utilized for 7 sectors, namely Natural Disaster Victim Assistance, Education Assistance, Health Improvement Assistance, Infrastructure Development Support or Public Facilities, Assistance for Worship Facilities, Assistance for Nature Conservation and Community Social Assistance in the context of Poverty Alleviation.

CHANGES TO THE COMPOSITION OF THE BOARD OF DIRECTORS IN 2019

On May 24, 2019, the Company held an Annual General Meeting of Shareholders (AGMS) and determined changes in the composition of the Company's Directors. The AGMS resolution stipulated the termination of these Telkom Directors’ terms of service:

Alex Janangkih Sinaga	: President Director
David Bangun	: Director of Digital & Strategic Portfolio
Dian Rachmawan	: Director of Enterprise & Business Service
Abdus Somad Arief	: Director of Wholesale & International Service
Herdy Rosadi Harman	: Director of Human Capital Management

The composition of Telkom's Board of Directors as at 31 December 2019 following these changes became:

Ririek Adriansyah	: President Director
Harry Mozarta Zen	: Director of Finance
Zulhelfi Abidin	: Director of Network and IT Solution
Siti Choiriana	: Director of Consumer Service
Faizal Rochmad Djoemadi	: Director of Digital Business
Achmad Sugiarto	: Director of Strategic Portfolio
Edwin Aristiawan	: Director of Wholesale and International Service
Edi Witjara	: Director of Human Capital Management
Bogi Witjaksono	: Director of Enterprise & Business Service

We express our deepest appreciation for the roles and contributions of members of the Board of Directors whose terms of service have ended. We hope that the positive values that have been built up thus far can be maintained and developed for the advancement of the Company.

CLOSING

On behalf of the Board of Directors of PT Telkom Indonesia (Persero) Tbk, I would like to express my gratitude and appreciation to the shareholders, the Board of Commissioners, our loyal customers, business partners, the media, the general public, and other stakeholders for the support given to Telkom throughout 2019. We greatly appreciate the management and employees of Telkom and its subsidiaries for their dedication and hard work throughout 2019, which was a dynamic and challenging year.

In closing this report, we ask management and employees to be more productive and continuously innovate in order to seize greater digital opportunities, towards realizing sustainable growth and better profitability in the future.

Jakarta, May 27, 2020

/s/ Ririek Adriansyah

Ririek Adriansyah

President Director

STATEMENT OF THE MEMBER OF BOARD OF COMMISSIONERS REGARDING WITH RESPONSIBILITY FOR

PT TELKOM INDONESIA (PERSERO) TBK 2019 ANNUAL REPORT

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk 2019 Annual Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Annual Report.

This statement is made in all truthfulness.

Jakarta, May 27, 2020

sumarja t Commissioner	t Commissioner	t Commissioner
Board of Commissioner
/s/ Rhenald Kasali Rhenald Kasali President Commissioner
/s/ Ismail Ismail Commissioner	/s/Marcelino Rumambo Pandin Marcelino Rumambo Pandin Commissioner
/s/ Margiyono Darsasumarja Margiyono Darsasumarja Independent Commissioner	/s/ Cahyana Ahmadjayadi Cahyana Ahmadjayadi Independent Commissioner	/s/ Marsudi Wahyu Kisworo Marsudi Wahyu Kisworo Independent Commissioner

STATEMENT OF THE BOARD OF DIRECTORS MEMBER REGARDING WITH RESPONSIBILITY FOR

PT TELKOM INDONESIA (PERSERO) TBK 2019 ANNUAL REPORT

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk 2019 Annual Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Annual Report.

This statement is made in all truthfulness.

Jakarta, May 27, 2020

Board of Directors
/s/Ririek Adriansyah
Ririek Adriansyah President Director
/s/Harry Mozarta Zen Harry Mozarta Zen Director of Finance	/s/Zulhelfi Abidin Zulhelfi Abidin Director of Network & IT Solution	/s/Siti Choiriana Siti Choiriana Director of Consumer Service
/s/Faizal Rochmad Djoemadi Faizal Rochmad Djoemadi Director of Digital Business	/s/Achmad Sugiarto Achmad Sugiarto Director of Strategic Portfolio	/s/ Edwin Aristiawan Edwin Aristiawan Director of Wholesale & International Service
/s/Edi Witjara Edi Witjara Director of Human Capital Management	/s/Bogi Witjaksono Bogi Witjaksono Director of Enterprise and Business Service

ABOUT TELKOM

33	Vision, Mission, and Strategy
35	Telkom Milestones
37	Business Activities
39	Awards and Certifications
42	Telkom Organizational Structure
43	Profile of the Board of Commissioners
51	Profile of the Board of Directors
60	Telkom Employees
64	Shareholders Composition
66	Subsidiaries, Associated Companies, and Joint Ventures
71	Chronology of Stocks Registration
73	Chronology of Other Securities Registration
75	Name and Address of Institutions and/or Supporting Capital Market Profession

VISION, MISSION, AND STRATEGY

After reviewing process of the company’s existing vision and mission that conducted by Board of Directors and Board of Commissioners, Telkom decided the new purpose, vision, mission, and strategy that is stipulated in the long-term plan and approved by the Directors and Board of Commissioners on December 9, 2019, as follows:

Purpose

To build a more prosperous and competitive nation as well as deliver the best value to our stakeholders

Vision

To be the most preferred digital telco to empower the society

Mission

1.	Advance rapid buildout of sustainable intelligent digital infrastructure and platforms that is affordable and accessible to all
2.	Nurture best-in-class digital talent that helps develop nation’s digital capabilities and increase digital adoption
3.	Orchestrate digital ecosystem to deliver superior customer experience

Strategies

Telkom formulates its strategic framework into a portfolio direction strategy that includes the development of 3 business domains, i.e. digital connectivity, digital platforms and digital services. The business domain strategy is supported by the value delivery model strategy that includes portfolio optimization strategy, technology, organization, operational excellence and synergy, talent management and corporate and culture, inorganic initiatives, and corporate governance.

In general, Telkom's strategy is contained in the acronym WINDIGITAL, which includes:

Win broadband connectivity business to maximize cashflow
Invest to scale DC/IaaS and smart platform biz to maximize value
Nurture selective digital services to maximize synergy
Drive continuous and strict optimization of business and asset portfolio
Increase group technology integration and digitization
Gear up for streamlined lean digital ready organization
Improve synergy and quality for cost leadership and better customer experience
Transform digital telco talents and incorporate digital culture
Acquire digital capabilities inorganically and accelerate ecosystem partnership
Link up group strategic planning and implementation and enhance risk management and compliance

TRANSFORM AND DIGITIZE

In 2019, Telkom had the main programs such as embracing best in class digital experience,  intensifying digital business, and driving smart initiatives on cost effectiveness. The main program is directed for Telkom's transformation into a superior digital telecommunication company. Telkom strengthens products and services for customers, builds broadband and digital business competitiveness, and creates sustainable lean operations based on process digitalization and management. Telkom continues to be the best presenting digital customer experience with the understanding of customer needs as a basis to formulate and deliver experiences beyond expectations. At last, in 2019, Telkom will continue to develop leadership which is oriented to digital culture, work effectiveness, speed, accuracy, and collaboration of the parties.

To ensure the implementation of strategic steps for its business transformation, Telkom formed the Group Corporate Transformation (GCT) with its role as a unit that oversees and accelerates transformation, particularly in preparing TelkomGroup to become a digital ready, lean, agile and streamlined company.

In its implementation, Telkom not only regulates operating models and structures both for Telkom and in its subsidiaries, but also organizes a more efficient business portfolio and provides maximum value for TelkomGroup, by the Subsidiary Streamlined program and implementing the Shared Service Operation (SSO) in 2020.

TELKOM MILESTONES

After six decades, Telkom has been facing the major challenge in line with the developing Over the Top Application (OTT) or internet-based digital application since the 2000s. To deal with the digital disruption, Telkom should have transformation as a telecommunication company. Telkom then adapted as the innovation and digital technology development, adjusted the product portfolio, built the customer-centric organization, and developed the infrastructure network of digital business.

Passing 2019, Telkom succeeded to maintain business growth by reaching and creating new business opportunities. Telkom transformed and expanded the business to handle disruptive competitive growth with the main vision as one of the largest digital telecommunication companies in the Asia Pacific. In line with this transformation, Telkom had satisfying achievements in 2019.  One of them was obtaining international recognition in the Frost & Sullivan Asia Pacific the Best Practices Awards 2019.

Telkom's achievement in the digital era is inseparable from the six decades-experience dealing with the business world dynamics. Beginning in 1965, Telkom's history was marked by the separation of postal and telecommunications services by the Government, which divides PN Postel into the State Postal Giro Company (PN Pos Giro) and the State Telecommunications Company (PN Telekomunikasi). Telkom is experiencing various changes and growth, including the company name changes and organizational changes.

In 1974, PN Telekomunikasi changed into Perusahaan Umum Telekomunikasi (Perumtel) and separated the PT Industri Telekomunikasi Indonesia (PT INTI) as the independent company which produced telecommunication instrument. Then in 1991, Perumtel changed into a state-owned limited company with the official name of PT Telekomunikasi Indonesia (Persero) or Telkom. Since 1995, Telkom has become a public company listed on the Indonesia Stock Exchange (IDX) and the New York Stock Exchange (NYSE). As of December 31, 2019, Telkom market capitalization value was Rp393.3 trillion in BEI and US$28.23 billion in NYSE.

Company Name Changes

1965, Perusahaan Negara Telekomunikasi, is called PN Telekomunikasi

1974, Perusahaan Umum Telekomunikasi, is called Perumtel

1991, PT Telekomunikasi Indonesia (Persero), is called Telkom

2019

With Mitratel, Telkom acquired 2,100 towers owned by Indosat Ooredoo and 95% of PT Persada Sokka Tama's shares which have 1,017 towers. In addition, Telkomsel also added 23,162 BTS or grew 12.25% than the previous year. IndiHome subscribers also grew 1.9 million or 37.2% to 7.0 million subscribers. In November 2019, Telkom was awarded “2019 Indonesia IoT Services Provider of the Year” by Frost and Sullivan in Asia Pacific Best Practice Awards.

Telkom decided the new purpose, vision, mission, and strategy that is stipulated in the long-term plan and approved by the Directors and Board of Commissioners on December 9, 2019.

2018

Telkom launched Merah Putih Satellite and inaugurated The Telkom Hub as the Center of Excellence and Source of Inspiration to Build Digital Indonesia. Telkom also completed the construction of the Indonesia Global Gateway (IGG) submarine cable, which connects two major submarine cable systems, such as South East Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) and Southeast Asia-United States (SEA-US) Submarine Cable Systems. At the end of this year, IndiHome customers have reached 5.1 million subscribers.

2017

Telkom launched Telkom 3S satellite and completed the submarine fiber optic cable of Southeast Asia-United States (SEA-US). Telkom subsidiary, Telkomsel, obtained an additional 30 MHz spectrum at 2.3 GHz frequency.

2016

Telkom completed the construction of the submarine cable systems Southeast Asia-Middle East-Western Europe 5 (SEA-ME-WE-5).

2011-2015

Telkom completed Telkom Nusantara Super Highway and the True Broadband Access project in 2011 to provide internet access with a capacity of 20 Mbps to 100 Mbps. Telkom became the first operator in Indonesia to commercially launch 4G/LTE services in 2014. A year later, Telkom launched IndiHome packages consisting of broadband internet, fixed wireline phone, and interactive TV services.

1999-2010

Telkom launched the Telkom‑1 and Telkom-2 satellite, as well as completed the JaKaLaDeMa submarine fiber optic cable project.

1991-1995

Perumtel changed into PT Telekomunikasi Indonesia (Persero) or Telkom under Government Regulation No.25 of 1991 which determined a state-owned enterprise (SOE) became  a limited liability company.  In 1995, Telkom established a subsidiary, Telkomsel, as a cellular operator. In the same year, Telkom made its initial public offering (IPO) at the Jakarta Stock Exchange and the Surabaya Stock Exchange, registered shares on the NYSE and LSE, and publicly offered shares without listing on the Tokyo Stock Exchange.

1974

PN Telekomunikasi was turned into Perusahaan Umum Telekomunikasi Indonesia (Perumtel), which provided telecommunications services. PT Industri Telekomunikasi Indonesia, which manufactured telecommunications equipment, changed into an independent company and separated from Perumtel.

1965

The Government separated the postal and telecommunications services by dividing PN Postel into Perusahaan Negara Pos dan Giro and Perusahaan Negara Telekomunikasi (PN Telekomunikasi).

BUSINESS ACTIVITIES

BUSINESS ACTIVITIES BASED ON TELKOM’S ARTICLES OF ASSOCIATION

Business activities that operated during the financial year and the types of goods and/or services produced by Telkom refer to the Company's Articles of Association. The last version of the Articles of Association of PT Telkom Indonesia (Persero) Tbk No.32 dated June 21, 2019, stipulates the purpose and objective of Telkom, which is to conduct business in the telecommunication network and service, informatics, and optimization the utilization of Company’s resources to produce high-quality goods and/or services and strong competitiveness to gain/pursue profits for increasing value The Company applies the principle of Limited Company.

In correlation with the purpose and objective, the business line that including company business activities according to the latest articles of association, could be explained as follows.

Main Business Lines

1.

Planning, constructing, providing, developing, operating, marketing/selling/leasing and maintaining telecommunication and informatics networks in the broadest definition with due observance of the statutory regulations.

2.	Planning, developing, providing, marketing/selling and improving telecommunication and informatics networks in the broadest definition with due observance of the statutory regulations.
3.	Making investment including capital participation in other companies who are in line with and in order to achieve the purposes and objectives of the Company.

Supporting Business Lines

1.	Provide payment and money transfer transaction services through telecommunication and informatics networks.
2.

Carry out other activities and businesses in the framework of optimization of resources owned by the Company, among others, the utilization of fixed assets and current assets, information system facilities, education and training facilities, maintenance and repair facilities.

3.

Cooperate with other parties in the framework of optimization of informatics, communication or technology resources owned by other parties as informatics, communication and technology industry players, which are in line with and in order to achieve the purposes and objectives of the Company.

Telkom considers the current digital era is affecting the production efficiency and the lower space needs. The more concise equipment and electronic devices resulted in more lenience for Telkom empowering idle or unused assets and space. Therefore, PT Graha Sarana Duta (Telkom Property), a Telkom subsidiary has initiated the leverage asset program since 2018 within two approaches, such as Synergy Group (Internal group customer) and Strategic & Retail Partnership (external group customer). This Synergy Group would enhance cost efficiency while the Strategic & Retail Partnership is to increase revenue from property development, property rental, property facilities, and property management service.

PORTFOLIO PRODUCT AND/OR SERVICE

In 2019, Telkom business activities have been operated in accordance with the articles of association, which is the provider of telecommunications, informatics and network services. Telkom then developed the business activity into various segments in accordance with the strategy of digital transformation and the development of the telecommunications industry. In every business segment, Telkom has product/service portfolio as follows:

Segment	Business Line	Product
Mobile	Legacy	Mobile voice, mobile SMS
	Data	Mobile broadband
	Digital	IoT, big data, financial service, VoD, music, gaming, digital advertising
Consumer	Fixed Services	Fixed voice, fixed broadband, home digital (IPTV, gaming, advertising)
Enterprise	Connectivity	Fixed voice, fixed broadband, enterprise data, CPE networks
	Satellite	Upstream, link, downstream
	IT Services	System integration, IT service management
	Data Center & Cloud	Enterprise data center, internet data center, cloud (IaaS, Paas, SaaS)
	BPO	Traditional BPO, digital BPO, shared service operation service
	Device, Digital Service, & Adjacent service	CPE trading, CPE managed service, IoT, cyber security, financial service, big data, digital advertising, e-health, managed ATM, professional services
Wholesale	Carrier	Wholesale Voice, Managed Services, A2P SMS, IP Transit, IP Connectivity, Data Center & Cloud, CDN, Security, Value Added Service, Digital Business
	International	MVNO, MNO, call center
	Tower & Infrastructure	Tower built to suit, colocation & reseller, microcell, network & infra managed service, submarine cable service, construction solution, power solutions
Other	Smart Platform & E-Commerce	Big data, financial service, IoT, cyber security, digital advertising, e-commerce, digital content
	Digital Content	Music, gaming
	Property	Property development, property management, project management, facility management

AWARDS AND CERTIFICATIONS

AWARDS

Month	Date	Award Name	Achievements	Institution Provider
January	25	Millennials Top Brand Award 2019	IndiHome achieved 1st Millennial's Choice in Provider & TV Cable Category	Warta Ekonomi
February	14	Top Brand Award	IndiHome received the Outstanding Achievement in Building Top Brand Category: Internet Service Provider Fixed	Marketing Magazine
	22	Indonesia Digital Innovation Award 2019	Telkom received recognition as the Innovative Company in Providing Technology Education Facilities	Warta Ekonomi
March	6	Women's Obsession Award	Siti Choiriana as Consumer Service Director of Telkom received award as Professional Women's Obsession	Obsession Media Group
	13	Apresiasi & Penghargaan Wajib Pajak	Telkom received an award in contributing to 2018’s Tax Receipt (Large Tax Office)	Directorate General of Taxation
	26	CFO BUMN Award 2019	Harry M. Zen as Telkom Director of Finance received The Best CFO in Compliance & Governance	Bisnis Indonesia
April	8	Anugerah Indonesia Maju 2018-2019	Telkom received an award as the Movement of Indonesian Broadband Connectivity	Rakyat Merdeka & Warta Ekonomi
May	27	Anugerah PKBL Indonesia 2019	Telkom achieved the best PKBL in Main Program of Telecommunication Industry “Go Digital”	Warta Ekonomi
		Indonesia Most Admired Companies Award 2019	Telkom received Top 5 Most Admired Company Category Business Group
June	12	Top 100 Indonesia Most Valuable Brand 2019	Telkom reach 1st position in Indonesia Most Valuable Brand 2019	SWA & Brand Finance
	14	Best Companies to Work for 2019	Telkom won the award for Best Companies to Work for 2019	HR Asia
	17	Indonesia Most Creative Companies 2019	Telkom achieved an award as the Most Creative Company 2019	SWA & PPM Manajemen
	28	9th Asian Excellence Award 2019	Telkom received the Best CEO, Best CFO, Best Investor Relation Company and Best Investor Relation Professional	Corporate Governance Asia
July	16	Selular Award	IndiHome received the Best Home Internet and Telkom received an award as Best Digital Transformation Company	Selular.id
	19	Contact Center World (CCW) Award in APAC Region

Telkom received 1 Gold Medal in Best Customer Loyalty Program (Inhouse) category, 1 Silver Medal in Best Contact Centre-Large (Inhouse) category, and 3 Bronze Medals in Best Helpdesk (Inhouse), Best Contact Center Design Award (Inhouse), and Best Use of Self-service Technology category.

				Contact Center World
	31	Indonesia Original Brand Award	Telkom received an award in SLI 007 and Fixed Broadband category	SWA & Business Diggest
August	21	Top Brand Award	IndiHome achieved the Outstanding Achievement in Building the Top Brand	Frontier
	23	IAEI Awards 2019	Telkom received an award as the Best Partner	IAEI
September	25	Asia Money Award 2019	Telkom was awarded the Outstanding Company Award in the Telecommunication Sector for Indonesia	Asia Money
	26	Pro3 RRI BUMN Award 2019	Telkom achieved Gold award in Market Dominance, Brand Strength, and Social Economy Contribution category	RRI & Iconomics
	27	Internasional IPRA Golden World Award (GWA) 2019	Telkom received an award in Crisis Management in House and Sponsorship in House category	IPRA

Month	Date	Award Name	Achievements	Institution Provider
October	14	The 11th IICD CG Conference and Award	Telkom received the Best State-Owned Enterprise Big Cap	IICD
November	10	Anugerah Wira Adhibrata	Telkom received an award as The Company in Major Contribution in ITS Development	Institut Teknologi Sepuluh Nopember
	14	Asia-Pacific Best Practices Awards 2019	Telkom received the 2019 Indonesia IoT Services Provider of the Year	Frost & Sullivan
	15	The Stevie Awards	Siti Choiriana as Director of Consumer Service won Gold Stevie Winner in Female Executive of the Year–Consumer Services–More Than 2,500 Employees	Stevie International
	18	Wi-Fi NOW Awards 2019	Telkom has been awarded the Best Wi-Fi Service Provider	Wi-Fi NOW
	21	International Customer Experience Award (ICXA) 2019	Telkom won the Gold Medal award for the Best CX Strategy and Best CX Team Categories and the Bronze Medal for the Best CX Transformation Category	ICXA
December	4	CNBC Indonesia Award 2019	Telkom achieved The Best Digital Human Capital Development and The Best Corporate Strategy	CNBC Indonesia
		Indonesia Marketing Association Award 2019	Siti Choiriana as Director of Consumer Service achieved The Best Industry Marketing Champion	Indonesia Marketing Association
	6	Contact Center World (CCW) Award	Telkom achieved 2 Gold Medal in Best Contact Center-Large (Inhouse) and Best Customer Loyalty Program (Inhouse) category.	Contact Center World
	12	Tokoh Finansial Indonesia & BUMN Terbaik 2019

Telkom received an award as 2019 Best State Owned Enterprise in the Non-Financial Category in the Telecommunications & Broadcasting Sector, and 2019 Best Bond Issuer in the Non Financial Sector Bond category

Majalah Investor

CERTIFICATIONS

Telkom has various certifications as a form of commitment to provide the best services for customers and implement international standards. Following is the list of Telkom’s certifications and ISO:

No.	Recipient	Year	Certificate	Institution Provider	Validity Period
1.	Telkom	2018	SNI ISO/IEC 27001:2013	TUV Rheinland	2021
		2018	ISO 9001:2015 QMS	TUV Rheinland	2021
		2018	ISO 27001:2013 ISMS	TUV Rheinland	2021
		2018	ISO 22301:2012 BCMS	TUV Rheinland	2021
		2018	ISO 20000-1:2011 ITSMS	TUV Rheinland	2021
2.	Testing Laboratory (Digital Service Division)	2016	ISO 17025:2008	Komite Akreditasi Nasional	2019
3.	Calibration Laboratory (Digital Service Division)	2016	ISO 17025:2008	Komite Akreditasi Nasional	2019
4.	Telkomsel	2013	ISO/IEC 27001:2013	BSI	2022
		2014	ISO 9001:2015	TUV-NORD	*)
5.	AdMedika	2016	ISO/IEC 27001:2013	British Standards Institution (BSI)	2019

No.	Recipient	Year	Certificate	Institution Provider	Validity Period
6.	MD Media	2018	IT IL Foundation Certificate in IT Service Management	IT IL Foundation	NA
7.	Infomedia	2016	ISO 27001:2013	TUV NORD Indonesia	2019
8.	Finnet	2017	ISO/IEC 27001:2005	TUV Rheinland	2020
9.	Telkomsigma	2014	EMS ISO 14001	British Standard Institution (BSI)	2019
		2014	ISO 20000-1	British StandardInstitution (BSI)	2019
		2014	ITMS 621081	British Standards Institution(BSI)	2019
		2016	BS OHSAS 18001:2007	British Standards Institution (BSI)	2019
		2016	PAS 99:2012	British Standards Institution (BSI)	2019
		2016	ISO 27001	British Standards Institution (BSI)	2019
		2016	ISO 9001:2015	United Registration of System (URS)	2019
		2017	Payment Card Industry Data Security	TUV Rheinland	2019
		2017	Data Center Tier III	Uptime Institute	-
		2018	Data Center Tier IV	Uptime Institute	-
10.	Telin	2016	ISO 20000-1:2011	SGS	2019
		2018	ISO 27000-1:2013	Intertek	2019
		2018	ISO 20000-1:2011	Intertek	2021
11.	Telin Singapore	2016	Tier IV Data Center Certification	Uptime Institute	2019
12.	Graha Sarana Duta	2019	ISO 9001: 2015	LLOYD Register	2022
		2019	OHSAS 18001:2007	SUCOFINDO	2022
		2019	SMK3	SUCOFINDO	2022
13.	Telkomsat	2017	BS OHSAS 18001:2007	TUV Rheinland	2020
		2019	ISO 9001:2015	TUV Rheinland	2022
14.	Telkom Akses	2017	ISO 9001:2015	British Standards Institution (BSI)	2019
		2017	OHSAS 18001:2007	British Standards Institution (BSI)	2019
		2019	CISQ 2000 : 2008	TPCC	2022
15.	PINS	2018	ISO 9001:2015	URS Services Indonesia	2019
16.	SSI	2017	ISO 9001:2015	Lloyd's Register LRQA	2020
17.	Dayamitra Telekomunikasi	2019	ISO 9001:2015	SGS	2022
18.	Telkomtelstra	2019	ISO/IEC 20000 Service Management System	Intertek	*)
19.	ILCS	2019	ISO 27001:2013	Bureau Veritas Indonesia	-

Note:

*)	Update process every year.

TELKOM ORGANIZATIONAL STRUCTURE

Telkom's organizational structure as of December 31, 2019, with disclosures of at least up to one level below the Board of Directors, is presented in the following chart.

Board of Directors
Direktur Utama (Ririek Adriansyah)
Direktur Enterprise & Business Service (Bogi Witjaksono)
Direktur Consumer Service (Siti Choiriana)
Direktur Wholesale & International Service (Edwin Aristiawan)
Direktur Network & IT Solution (Zulhelfi Abidin)
Direktur Digital Business (Faizal Rochmad Djoemadi)
Direktur Strategic Portfolio (Achmad Sugiarto)
Direktur Keuangan (Harry M. Zen)
Direktur Human Capital Management (Edi Witjara)
CEO'S Office
SVP Corporate Secretary (Afriwandi)
SVP Internal Audit (Harry Susono Hadisoebroto)
Koordinator Project Management Office (Ikhsan)
CORPORATE OFFICE
AVP Sekretariat Direktorat EBIS (Nur Firman Yudhi Wirawan)
VP Enterprise Planning Strategy (A. Hartono)
VP Enterprise Business Development (Dudy Effendi)
VP Enterprise Parenting Operation (Yusron Hariyadi)
VP Enterprise Performance Integration (Joni Heri)
AVP Sekretariat Direktorat CONS (Fitriansyah Nasution)
VP Planning & Resource Management (Soewiyarso)
VP Marketing Management (Aulia E. Marinto)
OVP Consumer Fulfillment (Sujito)
OVP Consumer Assurance (Agus Winarno)
AVP Sekretariat Direktorat WINS (Heri Kurniawan)
VP Strategy & Planing (Mohamad Ramzy)
VP Traffic Product & Solution (Tri Nugroho B. W.)
VP Network Infastructure Product & Solution (Bastian Sembiring)
AVP Sekretariat Direktorat NITS (Agung Kertioso)
VP Infrastructure Strategy & Governance (Era Kamali Nasution)
VP IT Strategy & Governance (Rizal Akbar)
VP Infrastructure & Service Performance (Admiral Dasrin)
VP Infrastructure Management (Moh. Riza Sutjipto)
AVP Sekretariat Direktorat DB
OVP Group of Digital Strategy (Asli Brahmana)
OVP Group of Digital Business Performance & Tribe (Riza Agung Nugraha Rukmana)
EVP Digital & Next Business (Joddy Hernady)
Deputy EVP CX & Digitalization BUMN
Deputy EVP Digital Exploration (Ery Punta Hendraswara)
Deputy EVP Digital Platform & Enabler (Komang Budi Aryasa)
AVP Sekretariat Direktorat DSP (Suhartono)
VP Corporate Strategy Planning (Torkis Ropinda Sihombing)
SVP Portfolio & Synergy (Pramasaleh Hario Utomo)
VP Integrated Portfolio Management (Saiful Hidajat)
VP Synergy (Kukuh Pribadijanto)
EVP Strategic investment
VP Strategic Invesment Digital Telco (Yusuf Wibisono)
VP Strategic Invesment ICT & Services (Bhimo Aryanto)
Kepala Project CX Transformation (Sri Safitri)
AVP Sekretariat Direktorat KEU (Setio Nuranto)
VP Financial Controller CFU Enterprise (Devindra Kamal)
VP Financial Controller CFU Non Enterprise (Irphan Wijaya)
VP Corporate Finance & Investor Relation (Andi Setiawan)
VP Financial & Procurement Policy (Achmad Aliyadin)
SGM SSO Finance Center (Muchamad Noor Hidayat)
SGM SSO Procurement & Sourcing (Weriza)
SGM Asset Management Center (Heru Kurniawan)
Kepala Project SSO TelkomGroup (Devi Alzy)
Kepala Project IFRS (Martinus Wisnu Adji)
AVP Sekretariat Direktorat HCM (Prayudi Nugroho)
VP HC Strategic Management (PGS) (Erfizal Fikri Yusmansyah)
VP HC Development (Nizar)
VP HC Organizational Effectiveness (Danang Baskoro Dwinugroho)
VP Telkom Smart Office (Erfizal Fikri Yusmansyah)
SGM Assesment Center Indonesia (Teuku Zilmahram)
SGM Community Development Center (Sindhu Aryanto)
SGM HC Business Partner (Sendy Aditya Kamesvara)
SGM Telkom Corporate University (Bambang Budiono)
Personal Assistant Direksi
VP Corporate Communication (Arif Prabowo)
VP Regulatory Management (Chairudin Mirza)
VP Corporate Office Support (Hardi Purwanto)
VP Legal & Compliance (Junian Sidharta)
VP Planning & Development Audit (Imam Santoso)
VP Infrastructure & Operation Audit (Purwadi Siswana)
VP Information Technology Audit (Umar Syahid)
VP Integrated & Financial Audit (Agus Widjajanto)
Project Controller Group
Project Support Group
UNIT BISNIS
EVP Divisi Enterprise Service (Judi Achmadi)
EVP Divisi Business Service (Indrawan Ditapradana)
EVP Divisi Government Service (Mohammad Salsabil)
EGM Divisi TV Video (Anak Agung Gede Mayun Wirayuda)
EVP Divisi Wholesale Service (Priyono)
EGM Divisi Service Operation (Lukman Hakim Abd. Rauf)
EGM Divisi Service Solution (Abdi Mulyanta Ginting)
EGM Divisi Planning & Deployment (M. Amperandus Simanjuntak)
EGM Divisi Information Technology (Alip Priyono)
Kepala Project TelkomGroup Data Center & Cloud (Dewa Made Widartha Bonha)
CRO
UNIT TERITORY
EVP Telkom Regional I (I Ketut Budi Utama)
EVP Telkom Regional II (Teuku Muda Nanta)
EVP Telkom Regional III (Pontjo Suharwono)
EVP Telkom Regional IV (Djatmiko)
EVP Telkom Regional V (Suparwiyanto)
EVP Telkom Regional VI (Rijanto Utomo)
EVP Telkom Regional VII (Aris Dwi Tjahjanto)

PROFILE OF THE BOARD OF COMMISSIONERS

MEMBER OF THE BOARD OF COMMISSIONERS AS OF DECEMBER 31, 2019

Rhenald Kasali

President Commissioner

Born	: Jakarta, August 13, 1960
Age	: 59 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1985	Bachelor degree in Economics, Universitas Indonesia.
1993	Master of Science in Business Administration, University of Illinois at Urbana & Champaign, United States of America.
1998	Ph.D, University of Illinois at Urbana & Champaign, United States of America.

Basis of Appointment

Telkom's Annual General Meeting of Shareholders (AGMS) on May 24, 2019.

Work Experiences

2009 – present	Professor of Economics Faculty, Universitas Indonesia.
2015 – 2019	President Commissioner of Angkasa Pura II.
2007	Founder of Yayasan Rumah Perubahan.

Ismail

Commissioner

Born	: Mataram, August 10, 1969
Age	: 50 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1993	Bachelor degree in Physics Engineering, Institut Teknologi Bandung, Indonesia.
1999	Master degree in Electrical Engineering, Universitas Indonesia.
2010	Doctoral degree in Electrical and Informatics Engineering, Institut Teknologi Bandung, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Work Experiences

2016 – present	Director General of Post and Information Technology Devices Resources, Ministry of Communication and Information Technology of Republic Indonesia.
2015 – 2016	Director of Broadband Development, Ministry of Communication and Information Technology of Republic Indonesia.
2014 – 2015	Director of Special Telecommunications, Public Broadcasting, and Universal Obligations, Ministry of Communication and Information Technology of Republic Indonesia.
2012 – 2014	Director of Telecommunications, Ministry of Communication and Information Technology of Republic of Indonesia.
2008 – 2012	Director of IT System Operations, Financial Transaction Reports and Analysis Center, Ministry of Communication and Information Technology of Republic of Indonesia.

Marcelino Rumambo Pandin

Commissioner

Born	: Ujung Pandang, March 23, 1966
Age	: 54 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1991	Bachelor degree in Architecture, Institut Teknologi Bandung, Indonesia.
1999	Master of Philosophy, Judge Business School, University of Cambridge, United Kingdom.

2005	Graduate Diploma in Company Director Course, Australian Institute of Company Director (GAICD), Australia.
Diploma in Company Direction (Chartered Director Level II), The Institute of Directors (IoD), London, United Kingdom.
2007	Ph.D. of Technology and Innovation, the University of Queensland, Australia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Work Experiences

nce
2018 – 2019	Committee, World Observatory on Subnational Government Finance and Investment OECD Paris, France.
2017 – 2019	Senior Policy Adviser on City Finance, United City and Local Government (UCLG) Asia Pacific.

Margiyono Darsasumarja

Independent Commissioner

, Indo
Born	: Klaten, September 14, 1976
Age	: 43 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2008	Bachelor degree in Law from Universitas Indonesia.
2012	Master degree in Cyber Law, School of Law, University of Leeds, United Kingdom.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 17, 2015.

Work Experiences

2012 – 2015	Coordinator of Advocacy and Partnership for Government of the Bureaucracy Reform Project.
2012 – 2014	Lecturer in Law and Media Ethics, Bakrie University, Indonesia.
2001 – 2011	Media Development Manager at Voice of Human Rights (VHR) Media.

Cahyana Ahmadjayadi

Independent Commissioner

Born	: Garut, July 12, 1955
Age	: 64 years old
Citizenship	: Indonesian
Domicile	: Bandung and Jakarta, Indonesia

Educations

1980	Bachelor degree in Industrial Engineering, Institut Teknologi Bandung, Indonesia.
2004	Master degree in Law of Technology/Business from University of Padjajaran, Bandung.
2010	Doctoral degree in Cyber Law from University of Padjajaran, Bandung.

Basis of Appointment

Annual General Meeting of Shareholder (AGMS) of Telkom on April 21, 2017.

Work Experiences

PT
2010 – 2013	Commissioner of PT Bank Mandiri (Persero) Tbk.
2011	Expert staff of Ministry of Communication and Informatics.
2006	Founder Pengelola Nama Domain Internet Indonesia (PANDI).
2005	Director General of Telematics Application, Ministry of Communication and Informatics.
2002	Deputy for Communication & Infrormation Network, Ministry of Communication and Informatics.
1993	Head of Telkom Regional V Division, West Java.

Marsudi Wahyu Kisworo

Independent Commissioner

Born	: Kediri, October 29, 1958
Age	: 61 years old
Citizenship	: Indonesian
Domicile	:Jakarta, Indonesia

Educations

1983	Bachelor degree in Electrical Engineering, Institut Teknologi Bandung, Indonesia.
1990	Post Graduate Diploma in Computer Science, Curtin University of Technology, Australia.
1992	Doctoral degree in Information Technology and Professor in Computer Science, Curtin University of Technology, Australia.

Base of Appointment

Annual General Meeting of Shareholder (AGMS) of Telkom on May 24, 2019.

Work Experiences

.
2019 – present	Professor of Computer Science, Universitas Prasetiya Mulya and Universitas Bina Darma.
2017 – present	Cyber Telematics and Defense Expert Staff, Ministry of Defense Republic Indonesia.
2016 – present	Advisory Team of the 100 Smart-City Movement, Ministry of Communication and Information Technology of Republic of Indonesia.
2015 - present	Member of Penitentiary Advisory Centre, Ministry of Defense and Human Rights Republic Indonesia.
2015	Member of the Board of Trustees, Association of Islamic Economics.
2013	Chairperson of Creative Industries, Indonesian Professor Association.
2010 – 2018	Rector of the Perbanas Institute Jakarta.
2005 – 2010	Pro-Rector of Swiss German University Asia.
1998 – 2004	Rector Deputy of Universitas Paramadina

MEMBER OF THE BOARD OF COMMISSIONERS ENDED IN 2019

Hendri Saparini

President Commissioner

Born	: Kebumen, June 16, 1964
Age	: 55 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1988	Bachelor degree in Economics from Universitas Gajah Mada, Yogyakarta, Indonesia.
1997	Master in International Development Policy from University of Tsukuba, Japan.
1999	Doctoral degree in International Political Economy from University of Tsukuba, Japan.

Basis of Appointment

Extraordinary General Meeting of Shareholder (EGMS) of Telkom on December 19, 2014.

Work Experiences

2016 – present	Member of National Economic and Industry Committee (KEIN).
2015 – present	Chair of the SOE Policy Committee.
2014 – present	Member of the Sharia Financial Services Development Committee of Financial Service Authority.
2009 – present	Guest Lecturer at LAN, Lemhanas and various Government Institutions.
2013 – 2016	Founder and Executive Director of CORE Indonesia.

Rinaldi Firmansyah

Commissioner

Born	: Tanjung Pinang, June 10, 1960
Age	: 59 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

.
1985	Bachelor degree in Electrical Engineering from Institut Teknologi Bandung, Indonesia.
1988	Master of Business Administration from Indonesian Institute of Management Development (IPMI) Jakarta, Indonesia.
2014	Doctoral degree in Management from Padjadjaran University, Bandung, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholder (AGMS) of Telkom on April 17, 2015.

Work Experiences

P
2016 – present	Advisory Board Member of Daestrum Capital.
2014 – present	Commissioner of PT Elnusa, Tbk.
2015	Commissioner of PT Indosat, Tbk.
2013 – 2016	Commissioner of PT Bluebird, Tbk.
2013 – 2016	President Commissioner of PLN Batam.
2007 – 2012	CEO of Telkom.
2004 – 2007	CFO of Telkom.

Pamijati Pamela Johanna Waluyo

Independent Commissioner

Born	: Jakarta, June 20, 1958
Age	: 61 years old
Citizenship	: Indonesian
Domicile	: Tangerang, Indonesia

Educations

1981	Bachelor degree, the University of Tech. Delft, Netherlands.
1983	Master degree, the University of Tech. Delft, Netherlands.

Basis of Appointment

Annual General Meeting of Shareholder (AGMS) of Telkom on April 17, 2015.

Work Experiences

2014 – 2015	Director of Corporate Marketing of Obession Media Group.
2006 – 2014	Assistant Director of Sales and Marketing of Metro TV.
2000 – 2006	Corporate Public Relations of Metro TV & Media Group.

Edwin Hidayat Abdullah

Commissioner

Born	: Jakarta, April 28, 1971
Age	: 48 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1995	Bachelor degree in Economics, Universitas Gajah Mada, Yogyakarta, Indonesia.
2005	Master of Public Management, Lee Kuan Yew School of Public Policy, NUS (in Cooperation with Kennedy School of Government, Harvard University) in Singapore and United States.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 27, 2018.

Career Experiences

2018 – present	President Commissioner Indonesia Comnets Plus (Icon+).
2016 – present	Deputy for Energy, Logistics, Regions and Tourism Business.
2016 – 2018	Commissioner of PT Pertamina (Persero).
2015 – 2016	Commissioner of Telkomsel.
2004 – 2015	Independent Commissioner of PT Bumi Serpong Damai, Tbk.

Isa Rachmatarwata

Commissioner

Born	: Jombang, December 30, 1966
Age	: 53 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

s
1990	Bachelor degree in Mathemathics and Natural Science, Institut Teknologi Bandung, Indonesia.
1994	Master degree in Mathematic Actuarial Science, University of Waterloo, Canada.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 27, 2018.

Work Experiences

2017 – present	Director General of State Assets Management, Ministry of Finance of Republic of Indonesia.
2013 – 2017	Assistant of Minister for Financial Services and Capital Market Policy and Regulation, Ministry of Finance of Republic of Indonesia.
2013	High Official at the Fiscal Policy Agency, Ministry of Finance Republic of Indonesia.
2006 – 2012	Head of Insurance Bureau, Indonesian Capital Market and Financial Institution Supervisory Agency (BPPMLK), Ministry of Finance of Republic of Indonesia.

EDUCATION, TRAINING, SEMINAR, AND CONGRESS

To improve the competence of the members of the Board of Commissioners, Telkom provided opportunities for the Board of Commissioners to attend education and training in 2019.

These are the education and/or training that have been participated by members of the Board of Commissioners in improving competence in the 2019 financial year.

Commissioner Name	Occasion	Date	Location
Rhenald Kasali	Visit Silicon Valley	August 3-9	Unite States of America
	Inorganic Summit 2019	August 22	Indonesia

Commissioner Name	Occasion	Date	Location
	Huawei invitation and visit IOT experience	November 14-18	China
	Inorganic Panel Discussion 2019	December 9	Indonesia
	Risk Beyond and Digital Risk Management in Insurance	September 25-27	Indonesia
Marcelino Rumambo Pandin	Inorganic Summit 2019	August 22	Indonesia
	CACP – Certification in Audit Committee Practices	November 5-7	Indonesia
	CLSA Investor Forum 2019	September 11-13	Hongkong
	A joint conference of ADB, KDI Korea, Argentina & Asian Development Banks	August 25-28	Argentina
	Asia Apcific Urban Forum 7	October 16-17	Malaysia
	Inorganic Panel Discussion 2019	December 9	Indonesia
	Indonesian Policy Analyst Association (Asosiasi Analis Kebijakan Indonesia/AAKI)	December 12	Indonesia
	United Nations ESCAP	December 16-18	Thailand
Ismail	Inorganic Summit 2019	August 22	Indonesia
	Embrace Change and Innovation in Internal Audit Conference	September 18-20	Luxembourg
	CACP – Certification in Audit Committee Practices	November 5-7	Indonesia
	Inorganic Panel Discussion 2019	December 9	Indonesia
Marsudi Wahyu Kisworo	Visit Silicon Valley	August 3-9	Unite States of America
	Pancasila Conception	August 15	Indonesia
	Inspiring Talks from Prominent Alumni	August 16	Indonesia
	Inorganic Summit 2019	August 22	Indonesia
	FGD of Cyber Crisis Management Policy Disposition	August 26	Indonesia
	Panel Discussion of LKDI "The Role of Independent Commissioners in Supervision of Financial Statement Constraints"	September 5	Indonesia
	National Seminar “Terrorism in Digital Era”	September 11	Indonesia
	ICA International Conference	September 13	Indonesia
	FGD BSSN “Cyber Crisis Management”	October 10	Indonesia
	5G Summit Qualcomm	October 14-16	Spain
	Great Territory Leaders Academy	October 23	Indonesia
	Workshop of State Intelligence Agency (BIN) in Information Technology	November 6	Indonesia
	Digital and Social Media Marketing Seminar Universitas Bandar Lampung	November 12	Indonesia
	Public Consultation Forum of The Ministry of Industry of Indonesia	November 13	Indonesia
	Discussion Forum of SESPIM POLRI	November 19	Indonesia
	Workshop BUMN Executive Club: Leadership in Digital Era "	November 21	Indonesia
	Inorganic Panel Discussion 2019	December 9	Indonesia
	Property Outlook 2020	December 18	Indonesia
Margiyono Darsasumarja	Full Day Seminar Auditor's Talk for strengthening the role of the Internal Audit Unit	May 9	Indonesia
	Inorganic Summit 2019	August 22	Indonesia
	Panel Discussion of LKDI "The Role of Independent Commissioners in Supervision of Financial Statement Constraints"	September 5	Indonesia
	Gartner Security and Risk Management Summit	September 19-21	United Kingdom
	Inorganic Panel Discussion 2019	December 9	Indonesia

Commissioner Name	Occasion	Date	Location
Cahyana Ahmadjayadi	Mobile World Congress 2019	February 25 - 28	Spain
	Visit Silicon Valley	August 3-9	Unite States of America
	Inorganic Summit 2019	August 22	Indonesia
	Panel Discussion of LKDI "The Role of Independent Commissioners in Supervision of Financial Statement Constraints""	September 5	Indonesia
	Huawei invitation and visit IOT experience	November 14-23	China
	Inorganic Panel Discussion 2019	December 9	Indonesia

COMMISSIONER AFFILIATION RELATIONSHIPS

Telkom discloses the affiliation of members of the Board of Commissioners with fellow Commissioners, Directors and major and controlling shareholders, including the names of affiliated parties, in accordance with the principle of transparency in the implementation of good corporate governance or GCG.

Name	Position	Financial Affiliation with			Family Affiliation with
		BOC	BOD	Major & Controlling Shareholder(1)	BOC	BOD	Major & Controlling Shareholder(1)
Renald Khasali(2)	President Commissioner	No	No	No	No	No	No
Ismail(2)	Commissioner	No	No	No	No	No	No
Marcelino Rumambo Pandin(2)	Commissioner	No	No	No	No	No	No
Margiyono Darsasumarja	Independent Commissioner	No	No	No	No	No	No
Cahyana Ahmadjayadi	Independent Commissioner	No	No	No	No	No	No
Marsudi Wahyu Kisworo	Independent Commissioner	No	No	No	No	No	No
Hendri Saparini(3)	President Commissioner	No	No	No	No	No	No
Rinaldi Firmansyah(3)	Commissioner	No	No	No	No	No	No
Pamijati Pamela Johanna Waluyo(3)	Independent Commissioner	No	No	No	No	No	No
Edwin Hidayat Abdullah(4)	Commissioner	No	No	No	No	No	No
Isa Rachmatarwata(5)	Commissioner	No	No	No	No	No	No

Remarks:

(1)	The controlling shareholder in this matter is the Government of Indonesia represented by the Minister of SOE as a primary shareholder.
(2)	In position since May 24, 2019.
(3)	No longer in position since May 24, 2019.
(4)	No longer in position since November 18, 2019.
(5)	No longer in position since December 23, 2019.

STATEMENT OF INDEPENDENCE

Enforcement of the Good Corporate Governance (GCG) is carried out by Telkom by requiring all Independent Commissioner to sign the Independence Statement, especially for Independent Commissioners who had served more than 2 (two) periods.

As of the time of this Report, Telkom's Independent Commissioner has only been in office since 2015 and 2016 so that he has not held office for more than 2 (two) periods. However, Telkom's current Independent Commissioners, such as Margiyono Darsasumaria, Cahyana Ahmadiayadi, and Marsudi Wahyu Kisworo have signed the statement of independence since they were first appointed.

PROFILE OF THE BOARD OF DIRECTORS

THE DIRECTORS AS OF DECEMBER 31, 2019

Ririek Adriansyah

President Director

Born	: Yogyakarta, September 2, 1963
Age	: 56 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1989	Bachelor of Electrical Engineering, Institut Teknologi Bandung, Indonesia.

Basis of Appointment

Extraordinary General Meeting of Shareholders (EGMS) of Telkom on May 24, 2019.

Work Experiences

2015 – 2019	President Director of Telkomsel.
2014	Director of Wholesale & International Service Telkom.
2012 – 2013	Director of Compliance & Risk Management Telkom.
2011 – 2012	President Director of Telin.
2010 – 2011	Director of Marketing & Sales Telin.
2008 – 2010	Director of International Carrier Service Telin.

Harry Mozarta Zen

Director of Finance

Born	: Tanjung Pinang, January 9, 1969
Age	: 50 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1993	Bachelor degree in Metallurgy of Faculty of Engineering, Universitas Indonesia.
1996	MBA in Corporate Finance and Financial Institutions & Market from the State University of New York, Buffalo.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 22, 2016.

Work Experiences

2008 – 2015	President Director of Credit Suisse Securities Indonesia.
2007 – 2008	Director of Barclays Capital.
2001 – 2007	Co-Head Investment Banking of Bahana Sekuritas.
1996 – 2001	Assistant Vice President Global Corporate Banking of Citibank.
1993 – 1994	Official Assistant Global Consumer Banking of Citibank.

Zulhelfi Abidin

Director of Network & IT Solution

Born	: Bukittinggi, January 1, 1962
Age	: 57 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1987	Bachelor degree in Informatics Engineering from Institut Teknologi Bandung, Indonesia.
1996	Master degree in Computer Science from University of Wollongong, Australia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 21, 2017.

Work Experience

2015 – 2017	Director of Bank Rakyat Indonesia (BRI).
2014 – 2015	Senior Executive Vice President of BRI.
2012 – 2015	Commissioner of BRI Syariah.
2007 – 2014	Head of Information Systems Technology Division of BRI.

Siti Choiriana

Director of Consumer Service

Born	: Magetan, May 28, 1970
Age	: 49 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1993	Bachelor degree in Electrical Engineering from Institut Teknologi Sepuluh November, Surabaya, Indonesia.
2005	Master degree in Management from Institut Teknologi Sepuluh November, Surabaya, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 27, 2018.

Work Experiences

2013 – 2018	Executive Vice President Enterprise Service Division Telkom.
2017 – 2018	Commissioner Telkom Sigma.
2016 – 2017	President Commissioner Patrakom.
2016	Commissioner Admedika.
2013 – 2015	Commissioner Finnet Indonesia.
2012 – 2013	Deputy Executive Vice President Enterprise Service Division Telkom.

Faizal Rochmad Djoemadi

Director of Digital Business

Born	: Blitar, December 12, 1967
Age	: 52 years old
Citizenship	: Indonesian
Domicile	: Bandung, Indonesia

Educations

1991	Bachelor degree in Electrical Engineering-Telecommunication, Institut Teknologi Sepuluh November, Surabaya, Indonesia.
1998	Master degree in Electrical Engineering, University of Sasakatchewan, Canada.
2019	Doctoral degree in Management, Universitas Brawijaya, Malang, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Work Experiences

2016 – 2019	President Director of Telekomunikasi Indonesia Internasional.
2015 – 2016	EVP Wholesale Service Division of Telkom.
2012 – 2014	Deputy Executive General Manager of Wholesale Service Division of Telkom.

Achmad Sugiarto

Director of Strategic Portfolio

Born	: Jakarta, August 22, 1965
Age	: 54 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1984	Bachelor degree in Industrial Technology Faculty, Universitas Trisakti, Jakarta, Indonesia.
1998	Master degree in Management, Universitas Airlangga Surabaya, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Work Experience

2017 – 2019	Director of Sigma Cipta Caraka.
2015 – 2017	SVP Synergy & Portfolio Telkom.
2014 – 2015	EGM Divisi Digital Business of Telkom.

Edwin Aristiawan

Director of Wholesale & International Service

Born	: Surabaya, October 14, 1969
Age	: 50 years old
Citizenship	: Indonesian
Domicile	: Surabaya, Indonesia

Educations

1993	Bachelor degree in Electrical Engineering, Institut Teknologi Sepuluh November, Surabaya, Indonesia.
2002	Master degree in Management, Sekolah Tinggi Manajemen Bisnis, Bandung, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Work Experiences

2019	Executive Vice President Telkom Regional III Jawa Barat.
2016 – 2019	Executive Vice President Telkom Regiona VI Kalimantan.
2015 – 2016	Deputy EVP Infrastructure Telkom Regional II Jabodetabek & Serang.
2014 – 2015	Deputy Executive General Manager Telkom Regional IV Jateng & DIY.

Edi Witjara

Director of Human Capital Management

Born	: Kediri, November 17, 1972
Age	: 47 years old
Citizenship	: Indonesian
Domicile	: Bandung, Indonesia

Educations

8
1995	Bachelor degree in Electrical Engineering, Sekolah Tinggi Teknologi Telkom, Bandung, Indonesia.
2009	Master degree in Business Law, Universitas Padjajaran, Bandung, Indonesia.
2018	Doctoral degree in Strategic Business Management, Universitas Padjajaran, Bandung, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Work Experiences

2018 – 2019	SVP Group Financial Planning Analysis and Control Telkom.
2017 – 2018	Head of Program of Business Shared Service Organization Telkom.
2016 – 2018	SVP Financial Planning & Analysis Telkom.
2013 – 2016	Commissioner of Telkom Akses.
2013 – 2016	VP Management Accounting Telkom.

Bogi Witjaksono

Director of Enterprise & Business Service

Born	: Surabaya, February 8, 1967
Age	: 52 years old
Citizenship	: Indonesian
Domicile	: Bogor, Indonesia

Educations

1989	Bachelor degree in Electrical Engineering, Institut Teknologi Sepuluh November, Surabaya, Indonesia.
1995	Master degree in Telecommunication Engineering (Mobile Communication), Institut Teknologi Bandung, Bandung, Indonesia

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Work Experiences

2018 – 2019	Deputy President Director (COO) Telkom Satelite.
2015 – 2019	President Director of Patrakom.
2012 – 2019	Managing Director Metrasat.

MEMBER OF THE BOARD OF DIRECTOR ENDED IN 2019

Alex Janangkih Sinaga

President Director

, v
Born	: Pematang Siantar, September 27, 1961
Age	: 58 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1986	Bachelor degree in Electrical Engineering from Institut Teknologi Bandung, Indonesia.
1994	Master degree in Telematics, the University of Surrey, Guildford, United Kingdom.

Basis of Appointment

Extraordinary General Meeting of Shareholders (EGMS) of Telkom on December 19, 2014.

Career Experiences

2012 – 2014	President Director of Telkomsel.
2007 – 2012	President Director of Multimedia Nusantara.
2005 – 2007	Executive General Manager, Enterprise Service Division of Telkom.
2002 – 2005	Executive General Manager, Fixed Wireless Network Division of Telkom.

David Bangun

Director of Digital & Strategic Portfolio

Born	: Bandung, September 5, 1965
Age	: 54 years old
Citizenship	: Indonesian
Domicile	: Bandung, Indonesia

Educations

1989	Bachelor degree in Electrical Engineering, Institut Teknologi Bandung, Indonesia.
1999	Master of Engineering in Electrical Engineering from Cornell University New York, USA.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 21, 2017.

Career Experiences

2014 – 2017	President Director of Dayamitra Telekomunikasi (Mitratel).
2013 – 2014	Executive General Manager Network of Broadband.
2011 – 2014	Commissioner of Telekomunikasi Indonesia International (Telin).
2011 – 2013	Executive General Manager of Infratel.
2009 – 2011	Vice President Infrastructure & Service Planning.

Dian Rachmawan

Director of Enterprise & Business Service

Born	: Surabaya, May 14, 1964
Age	: 55 years old
Citizenship	: Indonesian
Domicile	: Bogor, Indonesia

Educations

1987	Bachelor degree in Electrical and Telecommunication Engineering, Institut Teknologi Sepuluh November, Surabaya Indonesia.
1994	Master of Science in Communication and Real Time System, Telecommunication Engineering, University of Bradford, England.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 21, 2017.

Career Experiences

2014 – 2017	Director of Consumer Service of Telkom.
2011 – 2014	CEO of Telekomunikasi Indonesia International (Hong Kong) Limited.
2007 – 2011	Director of Network Operation & Engineering Business & Partnership Development of Telin.
2005 – 2007	Executive General Manager Division of Fixed Wireless Network of Telkom.

Abdus Somad Arief

Director of Wholesale & International Service

,
Born	: Sidoarjo, September 25, 1963
Age	: 56 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1988	Bachelor degree in Electrical Engineering, Institut Teknologi Bandung, Indonesia.
2000	Master degree in Information and Technology Systems, Institut Teknologi Bandung, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on April 21, 2017.

Career Experiences

se
2018 – 2019	President Commissioner of Telkom Satelit Indonesia (Telkomsat).
2017 – 2019	President Commissioner of Telkom Indonesia International (Telin).
2015 – 2017	President Commissioner of Infrastruktur Telekomunikasi Indonesia (Telkom Infra).
2015 – 2017	President Commissioner of Teltranet Aplikasi Solusi (Telkom Telstra).
2014 – 2017	Director of Network & IT Solution of Telkom.
2015	Commissioner of Sigma Cipta Caraka (Telkom Sigma).
2015	Commissioner of Telekomunikasi Selular (Telkomsel).
2012 – 2014	Director of Network of Telkomsel.
2012 – 2014	Commissioner of Daya Mitra Telekomunikasi (Mitratel).
2011 – 2012	President Commissioner of Pramindo Ikat Nusantara.
2009 – 2012	Executive General Manager of Enterprise Service Division of Telkom.
2010 – 2011	Commissioner of Infomedia Nusantara.
2008 – 2009	Vice President of Business Development of Telkom.
2007 – 2008	Deputy Executive General Manager Enterprise Service Division of Telkom.

Herdy Rosadi Harman

Director of Human Capital Management

,
Born	: Bandung, June 28, 1963
Age	: 56 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1986	Bachelor degree in Law, Universitas Padjajaran, Bandung, Indonesia.
1993	Master of Business Administration, the Asian Institute Management Philippines - Institute Management Telkom University.
1998	Master of Law (LLM), Washington College of Law American University, Washington DC, United States of America.

Basis of Appointment

Extraordinary General Meeting of Shareholders (EGMS) of Telkom on December 19, 2014.

Career Experiences

2012 – 2014	Director of Human Capital Management of Telkomsel.
2007 – 2012	VP Regulatory Management of Telkom.
2006 – 2007	VP Legal & Compliance of Telkom.

EDUCATION, TRAINING, SEMINAR, AND CONGRESS

Telkom provides opportunities for the Board of Directors to improve their competencies through education, training, seminars, congresses, and other activities that can develop knowledge and expertise in 2019.

These are the education and/or training that have been participated by members of the Board of Directors in improving competence in the 2019 financial year.

Director	Occasion	Date	Location
Ririek Adriansyah	Keynote speaker in Celular Congress 2019	July 15	Indonesia
	Keynote speaker in Indonesianisme Summit - IA ITB	August 13	Indonesia
	National Medium-Term Development Plan Consultation Meeting (RPJMN) 2020 - 2024	September 19	Indonesia
	SOEs Coordination Meeting with Minister of SOE	October 5 – 8	Indonesia
	Work Meeting of the Deputy for Energy, Logistics, Regions and Tourism	October 23–24	Indonesia
	Keynote speaker in IndoTelko Forum	November 27	Indonesia
	Keynote speaker in Kompas 100 CEO Forum 2019	November 28	Indonesia
Harry Mozarta Zen	Keynote speaker in Disscussion Forum of Implementation of New Financial Standard of PSAK 71, 72 and 73	May 9	Indonesia
	Executive Training: High Performance Leadership Program	October 14- 18	United States of America
Siti Choiriana	Keynote Speech DataGov AI: Industri High-Speed Broadband Cable to The Home & Rural Area	November	Indonesia
	Keynote Speech World Telecommunication Day 2019: 5G for Growth of Telecommunication Industry Indonesia	May	Indonesia
Zulhelfi Abidin	CIIP-ID SUMMIT 2019 (Critical Information Infrastructure Protection)	August 28	Indonesia
	CTO Meeting and ITU Telecom World 2019	September 8-9	Hungaria
	Leading with Advanced Analytics and Artificial Intelligence Program	September 16-20	United States of America
	Indonesia ICT Sector Cyber Security Roundtable	October 16	Indonesia
Faizal Rochmad Djoemadi	Work Meeting of the Deputy for Energy, Logistics, Regions and Tourism	October 23	Indonesia
Achmad Sugiarto	Driving Profitable Growth Harvard Business School	November 13-16	United States of America
Edwin Aristiawan	Palapa Ring Non-KPBU for Disaster Mitigation in Indonesia	November 14	Indonesia
	Bandung ICT Expo 2019	October 24	Indonesia
Edi Witjara	The Digital Transformation Conference	2019	United Kingdom
	BUMN in Disruptive Digital Era	2019	Indonesia
	Gartner Annual Executive Retreat for HR Leader	2019	Singapore
	Telco in Indonesia on Welcoming 5G	2019	Indonesia
	FGD Cyber Sovereignty Indonesia	2019	Indonesia
Bogi Witjaksono	Upstream Oil and Gas Regulatory Institution Seminar, "Digital Supporting in the Downstream Oil and Gas Industry"	September 27	Indonesia

DIRECTORS AFFILIATIONS AND RELATIONSHIPS

In accordance with the principle of transparency in the implementation of good corporate governance or GCG, Telkom discloses the affiliation of members of the Board of Directors with fellow Directors, Commissioners and major and controlling shareholders, including the names of affiliated parties.

Name	Position	Financial Affiliation with			Family Affiliation with
		BOC	BOD	Major & Controlling Shareholder(1)	BOC
Ririek Adriansyah*	President Director	No	No	No	No	No	No
Harry Mozarta Zen	Director of Finance	No	No	No	No	No	No
Zulhelfi Abidin	Director of Network & IT Solution	No	No	No	No	No	No
Siti Choiriana	Director of Consumer Service	No	No	No	No	No	No
Faizal Rochmad Djoemadi*	Director of Digital Business	No	No	No	No	No	No
Achmad Sugiarto*	Director of Strategic Portfolio	No	No	No	No	No	No
Edwin Aristiawan*	Director of Wholesale & International Service	No	No	No	No	No	No
Edi Witjara*	Director of Human Capital Management	No	No	No	No	No	No
Bogi Witjaksono*	Director of Enterprise & Business Service	No	No	No	No	No	No
Alex Janangkih Sinaga**	President Director	No	No	No	No	No	No
David Bangun**	Director of Digital & Service Portfolio	No	No	No	No	No	No
Dian Rachmawan**	Director of Enterprise & Business Service	No	No	No	No	No	No
Abdus Somad Arief**	Director of Wholesale & International Service	No	No	No	No	No	No
Herdy Rosadi Harman**	Director of Human Capital Management	No	No	No	No	No	No

Remarks:

(1)	Controlling Shareholder in this matter is the Indonesian government represented by the Ministry of State-Owned Enterprises as the primary shareholder.
*	In position since May 24, 2019.
**	Not in position since May 24, 2019.

TELKOM EMPLOYEES

For Telkom and the subsidiaries, employees have the role as one of the main stakeholders that contribute to the sustainability of the company. Besides carrying out daily business activities, employees also represent the company's success in achieving its vision and mission. Therefore, TelkomGroup maintains good and strategic employee relations and engagement. It is an important concern, especially during Telkom's transition to a world-class digital telecommunication company. Telkom employees are also encouraged to have high agility at work, by involving and forming cross-functional and cross expertise tribe and squad in the development of service products.

In general, TelkomGroup considered our employees in the parent company nor subsidiaries have been working well in accordance with the management strategies direction throughout 2019. It was inseparable from the TelkomGroup management support in ensuring the professional, safe, comfortable, and prosperous work environment. Moreover, the guarantee of non-discrimination diversity which is consistent with human rights also supports employees to work wholeheartedly without any disruptions or worries.

EMPLOYEE PROFILE

In the end of 2019, TelkomGroup have 24,272 employees, consisting of 11,059 employees working for Telkom's parent company and 13,213 employees for the subsidiary. Employees in 2019 were 0.84% higher than the previous year, which was 24,071 people. These change was due to the higher subsidiary’s employee of 1,907 people than the previous year..

Telkom and Subsidiaries Employees

as of December 31, 2017-2019

	2019	2018	2017
Telkom Employee	11,059	12,765	13,956
Subsidiary Employee	13,213	11,306	10,109
Total	24,272	24,071	24,065

TOTAL EMPLOYEES BASED ON EDUCATION LEVEL AND AGE DISTRIBUTION

Telkom's employees as of the end of the 2019 reporting period consisted of 7,382 people or 66.8%, with an undergraduate or graduate background, and 3,677 people or 33.2%  who were pre-college or had a diploma. On the other hand, subsidiaries have 9,578 people or 72.5%  of undergraduate or graduate employees, as well as 3,635 people or 27.5%  of pre-college or diploma employees.

Compared to the previous year, the total TelkomGroup employees with undergraduate or graduate backgrounds increased from 16,590 people in 2018 to 16,960 people at the end of 2019. The total of Telkom employees and the subsidiaries in 2017-2019 based on education could be seen as follows.

Telkom and Subsidiaries Employees Based on Education

as of December 31, 2017-2019

	2019				2018		2017
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Pre-University	2,185	3,100	5,285	21.8	3,630	15.1	4,077	16.9
Diploma	1,492	535	2,027	8.4	3,851	16.0	4,228	17.6
Undergraduate	5,602	8,386	13,988	57.6	13,609	56.5	13,017	54.1
Postgraduate (Master and Doctorate)	1,780	1,192	2,972	12.2	2,981	12.4	2,743	11.4
Total	11,059	13,213	24,272	100.0	24,071	100.0	24,065	100.0

Furthermore at the end of 2019, in terms of age, 61.6%  or  14,959 people of TelkomGroup employees were dominated by employees aged 45 years and under. It increased from 58.4% of the previous year. With this composition, TelkomGroup guarantees a good regeneration process for the number of employees who will end their work period.

The following table provides data of Telkom employees and subsidiaries by their age in the last three years.

Telkom and Subsidiaries Employees Based on Age

as of December 31, 2017-2019

	2019				2018		2017
	Telkom	Subsidiary	Total	%	Total	%	Total	%
< 30 years	2,386	3,398	5,784	23.8	5,548	23.0	4,572	19.0
30-45 years	1,768	7,407	9,175	37.8	8,514	35.4	8,490	35.3
> 45 years	6,905	2,408	9,313	38.4	10,009	41.6	11,003	45.7
Total	11,059	13,213	24,272	100.0	24,071	100.0	24,065	100.0

TOTAL EMPLOYEES BASED ON POSITION AND STATUS

TelkomGroup has several levels of positions, such as senior management, middle management, supervisors, and other position levels. In 2019, the highest total number of Telkom employees and subsidiaries was supervisor positions, 12,950 people or 53.3%, higher than 45.9% in the previous year. The change in employee composition was due to the filling formation at the supervisory level obtained from fresh graduates recruitment.

The following table presents data of Telkom employees and subsidiaries based on position level at the end of 2017, 2018 and 2019.

Telkom and Subsidiaries Employees Based on Position Level

as of December 31, 2017-2019

	2019				2018		2017
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Senior Management	128	182	310	1.3	403	1.7	655	2.7
Middle Management	3,383	2,994	6,377	26.3	6,093	25.3	5,585	23.2
Supervisor	5,969	6,981	12,950	53.4	11,050	45.9	11,547	48.0
Others	1,579	3,056	4,635	19.1	6,525	27.1	6,278	26.1
Total	11,059	13,213	24,272	100.0	24,071	100.0	24,065	100.0

Furthermore, considering on the employment status, Telkom and the subsidiaries employed 22,903 people or 94.3%  of permanent employees and 1,369 people or 5.7%  of non-permanent employees as of the end of December 2019. 10,090 permanent employees work at Telkom and 12,813 people in subsidiaries, while for non-permanent employees, 969 people work for Telkom and 400 people at subsidiaries. Compared to the previous year, the composition of total non-permanent employees to total employees increased, which was 5.7%  in 2019 than 2.7%  in 2018.

More detailed data of employees based on employment status as of December 31, 2017, 2018 and 2019 could be seen follow.

Telkom and Subsidiaries Employees Based on Employment Status

as of December 31, 2017-2019

	2019				2018		2017
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Permanent Employee	9,813	12,808	22,624	93.2	22,970	95.5	23,207	96.4
Professional	503	392	895	3.7	538	2.2	408	1.7
Rehire	466	8	474	2.0	115	0.5	0	0.0
Retirement Preparation Period	218	4	222	0.9	368	1.5	411	1.7
Study Assignment	56	1	57	0.2	80	0.3	39	0.2
Total	11,056	13,213	24,272	100.0	24,071	100.0	24,065	100.0

EQUALITY ASSURANCE AND TOTAL EMPLOYEES BASED ON GENDER

As a global digital telecommunications company, Telkom and the subsidiaries guarantee gender equality in the company's working environment. This is stated in the Resolution of Board of Directors PD.201.01/r.00/PS150/COP-B0400000/2014 dated May 6, 2014 regarding Business Ethics in the TelkomGroup.

At the end of 2019, in terms of gender, TelkomGroup male employees were 17,987 people, higher than the female employees of 6,285 people, with the comparison of 74.1% and 25.9%. Telkom and the subsidiaries never set the number of employees based on gender or discriminated against men and women in employment, but TelkomGroup consider that men interest working in the telecommunications sector is higher than women interests.

The table shown below presents Telkom and subsidiaries employees by gender as of December 31, 2019.

Telkom and Subsidiaries Employees Based on Gender

as of December 31, 2017-2019

	2019				2018		2017
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Male	8,188	9,799	17,987	74.1	18,021	74.9	18,231	75.8
Female	2,871	3,414	6,285	25.9	6,050	25.1	5,834	24.2
Total	11,059	13,213	24,272	100.0	24,071	100.0	24,065	100.0

Gender equality in the work environment of Telkom and its subsidiaries is also open to various position levels. There are currently 23 women holding senior management positions at TekomGroup. Then there are 1,038 and 3,360 women in middle management and supervisory positions.

The following table provides an overview of the distribution of male and female employees working in Telkom and the subsidiaries in various position as of December 31, 2019.

Telkom and Subsidiaries Employees Based on Position Level and Gender

as of December 31, 2019

	Telkom			Subsidiary			Total
	Men	Female	Total	Men	Female	Total	Men	Female	Total
Senior Management	119	9	128	168	14	182	287	23	310
Middle Management	2,784	599	3,383	2,555	439	2,994	5,339	1,038	6,377
Supervisor	4,349	1,620	5,969	5,241	1,740	6,981	9,590	3,360	12,950
Others	936	643	1,579	1,835	1,221	3,056	2,771	1,864	4,635
Total	8,188	2,871	11,059	9,799	3,414	13,213	17,987	6,285	24,272

EQUAL OPPORTUNITIES IN THE COMPETENCY DEVELOPMENT

The development of human resource competencies is an important matter to be implemented by TelkomGroup, so that our employee innovation and creativity would supporting the company's growth. In developing employee competencies, Telkom and the subsidiaries guarantee equal opportunities to every individual being a part of specified education and training programs.

Throughout 2019, less than Rp118.3 billion has been disbursed for employee competency development, not including education scholarship funds. It was Rp12.3 billion lower or 9.4% compared to Rp130.6 billion development funds which have been utilized in 2018. 12,775 participants attended training in 2019, while certification had 1,784 participants in 2019. It was 16.4% lower than the total training participants in 2018 of 15,282 people, due to training is directed by using an online system or e-learning

The Competency Development of Telkom and Subsidiaries Employees 2017-2019

Competency Development Program	2019				2018		2017
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Training	8,079	4,696	12,775	87.7	15,282	91.5	23,034	96.7
Certification	1,469	351	1,784	12.2	1,340	8.0	657	2.8
Educationl Scholarship	16	0	16	0.1	72	0.4	133	0.5
Total	9,564	5,011	14,575	100.0	16,694	100.0	23,824	100.0

Furthermore, Telkom and the subsidiaries training programs included regular training and leadership development programs as well as preparatory training for certification. Regular training consists of operational technical training and management training. Both male and female employees have participated in various types of training.

SHAREHOLDERS COMPOSITION

Telkom's shareholder structure as of December 31, 2019 can be seen in the following diagram.

Telkom's share structure consists of 1 Series A Dwiwarna share, and 99,062,216,599 Series B shares (common stock) with total issued and fully paid-up capital of 99,062,216,600 shares. A share of Series A Dwiwarna shares belongs to the Government of the Republic of Indonesia.

With Dwiwarna A Series Share ownership and a total share ownership share of 52.09%, the Government of the Republic of Indonesia becomes the main and controlling shareholder.

Composition of Shareholders Telkom on December 31, 2019

	Series A	Series B	%
	Dwiwarna	(Common Stock)
The Government of the Republic of Indonesia	1	51,602,353,559	52.09
Public		47,459,863,040	47.91
Total	1	99,062,216,599	100.0

Telkom’s shareholder composition as of December 31, 2019 as follows:

1.	Shareholders with More than 5% Ownership (Major / Controlling Shareholders)

Type of Share	Individual or Group Identity	Total Shares	%
Seri A	The Government of the Republic of Indonesia	1	0
Seri B	The Government of the Republic of Indonesia	51,602,353,559	52.09

2.	Ownership of Shares by Directors and Commissioners
On December 31, 2019 there are no Commissioner or Director which has more than 1.0% of Telkom shares.

	BOC and BOD	Total Shares	%
Board of Commisioners	–	–	–
Board of Directors	Ririek Adriansyah	1,156,955	<0,01
	Harry Mozarta Zen	474,692	<0,01
	Faizal Rochmad Djoemadi	126,800	<0,01
	Bogi Witjaksono	55,000	<0,01
	Edi Witjara	32,500	<0,01
	Siti Choiriana	540	<0,01
Total		1,846,487	<0,01

3.	Shareholders with Less than 5% Ownership
Telkom Shareholders with Individual Ownership Less than 5%, on December 31, 2019.

	Group	Total Shares	%

Foreign	Business/Institution	36,563,859,662	36.91
	Individual	19,105,655	0.02
Local	Business/Institution
	Limited Liability	3,079,097,739	3.11
	Mutual Fund	2,829,912,204	2.86
	Insurance Company	2,786,336,897	2.81
	Pensions Funds	1,460,458,100	1.47
	Others	150,781,460	0.15
	Individual	570,311,323	0.58
Total		47,459,863,040	47.91

4.

Percentage of Shares Owned Domestic and Foreign

On December 31, 2019, a total of 81,677 shareholders, including the Government, registered as holders of common stock. It was including 36,582,965,317 common stocks owned by 2,225 foreign shareholders. Thus 36.93% of Telkom’s shares were owned by foreign shareholders and the rest was controlled by domestic shareholders. There were 78 ADS shareholders owning 46,018,374 ADS (1 ADS equivalent to 100 common stock).

5.	List of 20 Largest Public Shareholders Here is a list of the 20 largest public shareholders until December 31, 2019.

No.	Institution	%
1.	DJS KETENAGAKERJAAN PROGRAM JHT	2.61
2.	GIC S/A GOVERNMENT OF SINGAPORE	2.49
3.	BNYM RE BNYMLB RE EMPLOYEES PROVIDENTFD	0.99
4.	JPMCB NA RE-VANGUARD TOTAL INTERNATIONAL	0.76
5.	JPMCB NA RE - VANGUARD EMERGING MARKETS	0.69
6.	PT. PRUDENTIAL LIFE ASSURANCE - REF	0.58
7.	BBH BOSTON S/A MATTHEWS PACIFIC TIGER FU	0.54
8.	RBC S/A COMGEST GROWTH PLC COMGEST GROWT	0.53
9.	BNYM RE VIRTUS VONTOBEL EMERGING MARKETS	0.49
10.	GIC S/A MONETARY AUTHORITY OF SINGAPORE	0.48
11.	RBC S/A VONTOBEL FUND - MTX SUITANABLE E	0.45
12.	SSB 2Q27 S/A ISHARES CORE MSCI EMERGING	0.44
13.	DJS KETENAGAKERJAAN PROGRAM JP	0.42
14.	PT. TASPEN	0.40
15.	BNYMSANV RE BNYM RE PEOPLE'S BANK OF CHI	0.37
16.	JPMBL SA UCITS CLT RE-JPMORGAN FUNDS	0.37
17.	CACEIS BANK/NON TREATY UCITS CLIENTS	0.36
18.	PT AXA MANDIRI FINANCIAL SERVICES S/A MA	0.35
19.	PT TASPEN (ASURANSI) - AFS	0.35
20.	CITIBANK NEW YORK S/A GOVERNMENT OF NORW	0.31

SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOINT VENTURES

As of December 31, 2019, Telkom had total 34 subsidiaries with direct and indirect ownership which have been operating actively with more than 50% percentage of ownership, so that its financial statements were consolidated with Telkom as the parent company, In addition, there are also 11 subsidiaries which are not consolidated (affiliated), One subsidiary, Telkomtelstra, has not consolidated its financial statements even though its indirect share ownership reached 51%, The new entities in 2019 are PT Telkomsel Mitra Inovasi and PT Fintek Karya Nusantara, associated companies of Telkomsel, and PT Persada Sokka Tama, a subsidiary of Mitratel.

As of December 31, 2019, Telkom consolidated the financial statements of all subsidiaries owned directly or indirectly as follows,

SUBSIDIARIES WITH DIRECT OWNERSHIP

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Telekomunikasi Selular Jakarta, Indonesia	65%	Telecommunication - provides telecommunication facilities and mobile cellular services using Global Systems for Mobile Communication (GSM) technology	Operating	82,730	Telkom Landmark Tower 1st -20th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Dayamitra Telekomunikasi Jakarta, Indonesia	100%	Leasing telecommunication towers and other telecommunications services	Operating	20,114	Telkom Landmark Tower 25th-27th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Multimedia Nusantara Jakarta, Indonesia	100%	Network telecommunication services and multimedia	Operating	16,478	Telkom Landmark Tower 22nd & 41st floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Telekomunikasi Indonesia International Jakarta, Indonesia	100%	Telecommunication	Operating	10,970	Telkom Landmark Tower 16th-17th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Graha Sarana Duta Jakarta, Indonesia	100%	Leasing of offices and providing building management and maintenance services, civil consultant and developer	Operating	6,055	Graha Telkom Property, Jl, Kebon Sirih No, 10, Central Jakarta, 10110, Indonesia
PT Telkom Akses Jakarta, Indonesia	100%	Construction, service and trade in the field of telecommunication	Operating	4,436	Telkom Building, West Jakarta, Jl, S, Parman Kav, 8 West Jakarta, 11440, Indonesia
PT Telkom Satelit Indonesia Jakarta, Indonesia	100%	Telecommunication-provide satellite communication system, services and facilities	Operating	3,309	Telkom Landmark Tower 21st floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT PINS Indonesia Jakarta, Indonesia	100%	Telecommunication construction and services	Operating	2,995	Telkom Landmark Tower 42nd floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Infrastruktur Telekomunikasi Indonesia Jakarta, Indonesia	100%	Construction, service and trade in the field of telecommunication	Operating	1,706	Telkom Landmark Tower 19th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Metra-Net Jakarta, Indonesia	100%	Multimedia portal service	Operating	996	Mulia Business Park, J Building, Jl, Letjen MT Haryono Kav, 58 – 60 Pancoran, Jakarta, 12780, Indonesia
PT Napsindo Primatel Internasional Jakarta, Indonesia	60%	Telecommunication – provides Network Access Point (NAP), Voice Over Data (VOD) and other related services	Ceased operations on January 13, 2006	5	-

SUBSIDIARIES WITH INDIRECT OWNERSHIP

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Sigma Cipta Caraka Tangerang, Indonesia	100%	Information technology service-system implementation and integration service, outsourcing and software license maintenance	Operating	6,796	Telkom Landmark Tower 23rd floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
Telekomunikasi Indonesia International Pte, Ltd, Singapore	100%	Telecommunication	Operating	3,635	Maritime Square, #09-63 Harbour Front Centre, 099253, Singapore
PT Infomedia Nusantara Jakarta, Indonesia	100%	Data and information service-provide telecommunication information service and other information services in the form of print and electronic media and call center service	Operating	2,626	PT Infomedia Nusantara Head Office, Jl, RS, Fatmawati 77-81 Jakarta, 12150, Indonesia
PT Telkom Landmark Tower Jakarta, Indonesia	55%	Service for property development and management	Operating	2,056	Telkom Landmark Tower, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
Telekomunikasi Indonesia International Ltd, Hong Kong	100%	Telecommunication	Operating	1,830	Suite 905, 9/F, Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong
PT Metra Digital Investama Jakarta, Indonesia	100%	Trading and/or providing services related to information and technology, multimedia, entertainment and investment	Operating	1,475	Telkom Landmark Tower 21st floor, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Metra Digital Media Jakarta, Indonesia	100%	Directory information services	Operating	1,146	Telkom Landmark Tower 18th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Finnet Indonesia Jakarta, Indonesia	60%	Information technology services	Operating	1,001	Telkom Landmark Tower lt, 18, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52, Jakarta 12710, Indonesia
PT Persada Sokka Tama, Jakarta, Indonesia	95%	Providing telecommunication network infrastructure	Operating	870	Graha Persada 2 Lt,1, Jalan Kyai Haji Noor Alie No, 89, Kalimalang, Kota Bekasi, Jawa Barat 17148, Indonesia
TS Global Network Sdn, Bhd, Petaling Jaya, Malaysia	70%	Satellite service	Operating	732	Teknorat ½ street, Cyber 3, 6300 Cyberjaya, Selangor Darul Ehsan, Malaysia
Telekomunikasi Indonesia International S,A, Dili, Timor Leste	100%	Telecommunication	Operating	706	Timor Plaza 4th Floor, Rua Presidente Nicolao Lobato, Comoro, Dili Timor Leste
PT Melon Indonesia Jakarta, Indonesia	100%	Digital content exchange hub services	Operating	578	Telkom Landmark Tower 45th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Telkomsel Mitra Inovasi Jakarta, Indonesia	100%	Business management consulting and capital venture services	Operating	569	Telkomsel Smart Office 8th Floor, Jl Gatot Subroto Kav 52 RT 6/RW 1, Kuningan, Mampang Prapatan, Jakarta Selatan 1270 Indonesia
PT Swadharma Sarana Informatika Jakarta, Indonesia	51%	System integrator services	Operating	520	St Arteri JORR, No, 70, Jati Melati, Pondok Melati, Bekasi, Indonesia,
PT Administrasi Medika Jakarta, Indonesia	100%	Health insurance administration services	Operating	395	STO Telkom Gambir C Building 3rd floor, Jl, Medan Merdeka Selatan No, 12, Central Jakarta, 10110, Indonesia
PT Graha Yasa Selaras Jakarta, Indonesia	51%	Tourism service	Operating	288	Jl, Cimanuk No, 33 Bandung, Indonesia
PT Nusantara Sukses Investasi Jakarta, Indonesia	100%	Service and trading	Operating	272	Multimedia Tower, Annex Building 2nd floor, Jl, Kebon Sirih No, 10-12, Central Jakarta, Indonesia

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Metraplasa Jakarta, Indonesia	60%	Network & e-commerce services	Operating	214	Mulia Business Park, J Building, Jl, Letjen MT Haryono Kav, 58 – 60 Pancoran, Jakarta 12780, Indonesia
PT Nutech Integrasi Jakarta, Indonesia	60%	System integrator	Operating	177	Jl, Tanjung Barat Raya, No, 17, Pasar Minggu, South Jakarta, 12510, Indonesia
Telekomunikasi Indonesia International Inc,, Los Angeles, USA	100%	Telecommunication	Operating	89	800 Wilshire Boulevard, Suite 620 Los Angeles, California 90017, USA
Telekomunikasi Indonesia International Australia Pty, Ltd,, Sydney, Australia	100%	Telecommunication	Operating	86	Level 4, 241 Commonwealth Street Surry Hills NSW 2010, Australia
Telekomunikasi Indonesia International (Malaysia) Sdn, Bhd, Kuala Lumpur, Malaysia	70%	Telecommunication	Operating	67	Suite 7-3, Level 7, Wisma UOA II No, 21, Jalan Pinang, KLCC, 50450, Kuala Lumpur, Malaysia,
PT Satelit Multimedia Indonesia Jakarta, Indonesia	100%	Satellite service	Operating	16	Telkom Landmark Tower 41st floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia

CHRONOLOGY OF STOCKS REGISTRATION

Since November 14, 1995, Telkom shares have been listed and traded in Indonesia Stock Exchange (IDX) and New York Stock Exchange (NYSE) with tickers of TLKM and TLK.

Date	Corporate Actions	Composition of Share Ownership
		Government of Republic of Indonesia	Public
13/11/1995	Pre Initial Public Offering	8,400,000,000	-
	Sale of Shares Held By Government	(933,334,000)	933,334,000
	Telkom Right Issue	-	933,333,000
	Composition of Share Ownership	7,466,666,000	1,866,667,000
11/12/1996	Government Shares Block Sale	(388,000,000)	388,000,000
	Composition of Share Ownership	7,078,666,000	2,254,667,000
15/05/1997	Government Distributes Incentive Shares to All Public Shareholders	(2,670,300)	2,670,300
	Composition of Share Ownership	7,075,995,700	2,257,337,300
7/5/1999	Government Shares Block Sale	(898,000,000)	898,000,000
	Composition of Share Ownership	6,177,995,700	3,155,337,300
2/8/1999	Distribution of Shares Bonus (Issuance) (Each 50 Shares Gets 4 Shares)	494,239,656	252,426,984
	Composition of Share Ownership	6,672,235,356	3,407,764,284
7/12/2001	Government Shares Block Sale	(1,200,000,000)	1,200,000,000
	Composition of Share Ownership	5,472,235,356	4,607,764,284
16/07/2002	Government Shares Block Sale	(312,000,000)	312,000,000
	Composition of Share Ownership	5,160,235,356	4,919,764,284
1/10/2004	Stock Split with Ratio 1:2	10,320,470,712	9,839,528,568
21/12/2005	Shares Buy Back Program (I)(1)	-	(211,290,500)
	Composition of Share Ownership	10,320,470,712	9,628,238,068
29/06/2007	Shares Buy Back Program (II)(2)	-	(215,000,000)
	Composition of Share Ownership	10,320,470,712	9,413,238,068
20/06/2008	Shares Buy Back Program (III)(3)	-	(64,284,000)
	Composition of Share Ownership	10,320,470,712	9,348,954,068
19/05/2011	Shares Buy Back Program (IV)(4)	-	(520,355,960)
	Composition of Share Ownership	10,320,470,712	8,828,598,108
14/06/2013	Transfer of Shares Buy Back Program III to Employees through ESOP Program	-	59,811,400
	Composition of Share Ownership	10,320,470,712	8,888,409,508
30/07/2013	Transfer of Shares Buy Back Program I through Private Placement	-	211,290,500
	Composition of Share Ownership	10,320,470,712	9,099,700,008
2/9/2013	Stock Split with Ratio 1:5	51,602,353,560	45,498,500,040
13/06/2014	Transfer of Shares Buy Back Program II through Private Placement	-	1,075,000,000
	Composition of Share Ownership	51,602,353,560	46,573,500,040
21/12/2015	Transfer of Remaining Shares Buy Back Program III through Private Placement	-	22,363,000
	Composition of Share Ownership	51,602,353,560	46,595,863,040
29/06/2016	Transfer of Remaining Shares Buy Back Program IV through Private Placement	-	864,000,000
	Composition of Share Ownership	51,602,353,560	47,459,863,040
2017	No corporate action	-	-
	Composition of Share Ownership	51,602,353,560	47,459,863,040
02/07/2018	Transfer of Treasury Stock throught Withdrawal by way of Capital Reduction	-	1,737,779,800
	Composition of Share Ownership	51,602,353,560	47,459,863,040
2019	No corporate action	-	-
	Composition of Share Ownership	51,602,353,560	47,459,863,040

Remarks:

(1)	First shares buy back program began on December 21, 2005 (simultaneously with the EGMS when the program was approved) and ended in June 2007.
(2)	Second shares buy back program began on June 29, 2007 (simultaneously with the EGMS when the program was approved) and ended in June 2008.
(3)	Third shares buy back program began on June 20, 2008 (simultaneously with the EGMS when the program was approved) and ended in December 2009.
(4)	Fourth shares buy back program began on May 19, 2011 (simultaneously with the AGMS when the program was approved) and ended in November 2012.

CHRONOLOGY OF OTHER SECURITIES REGISTRATION

Telkom issued bonds for the first time with a nominal value of Rp1,000 billion On July 16, 2002 with a term of 5 (five) years and traded on Surabaya Stock Exchange. On July 16, 2007, Telkom paid all of the bonds payable.

Telkom’s second bond was issued on June 25, 2010, with a value of Rp1,005 billion for Series A with a period of 5 (five) years and Rp1,995 billion for Series B with a term of 10 (ten) years, which are traded in the Indonesia Stock Exchange (IDX). The repayment of the Series A Bonds was done on the due date of July 6, 2015.

Then, Telkom reissued Telkom Shelf Registered Bond I Trance I on June 16, 2015 with each total of Rp2,200 billion for Series A with a term of 7 (seven) years, Rp2,100 billion for Series B with a term of 10 (ten) years, Rp1,200 billion for Series C with a term of 15 (fifteen) years, and Rp1,500 billion for Series D with a term of 30 (thirty) years. These bonds were listed and traded on Indonesia Stock Exchange (IDX).

On September 26, 2018, Bond Trustee was changed from from PT Bank CIMB Niaga Tbk into PT Bank Tabungan Negara (Persero) Tbk based on the Bondholders General Meeting Telkom Bond II 2010.

Bond Name	Amount (Rp million)	Issuance Date	Maturity Date	Period (year)	Interest Rate	Underwriter	Trustee	Settlement Date
Telkom Bond I 2002	1,000,000	July 16, 2002	July 16, 2007	5	17.00%	PT Danareksa Sekuritas	PT BNI Tbk, PT BRI Tbk	July 16, 2007
Telkom Bond II 2010 Series A	1,005,000	June 25, 2010	July 6, 2015	5	9.60%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank CIMB Niaga Tbk	July 6, 2015
Telkom Bond II 2010 Series B	1,995,000	June 25, 2010	July 6, 2020	10	10.20%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	-
Telkom Shelf Registered Bond I 2015 Series A	2,200,000	June 23, 2015(1)	June 23, 2022	7	9.93%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas Indonesia (Tbk).	PT Bank Permata Tbk	-
Telkom Shelf Registered Bond I 2015 Series B	2,100,000	June 23, 2015(1)	June 23, 2025	10	10.25%
Telkom Shelf Registered Bond I 2015 Series C	1,200,000	June 23, 2015(1)	June 23, 2030	15	10.60%
Telkom Shelf Registered Bond I 2015 Series D	1,500,000	June 23, 2015(1)	June 23, 2045	30	11.00%

Remark:

1)	Telkom Shelf Registered Bonds 1 Telkom 2015 Series A was issued June 16, 2015 but the official sale transaction was on June 23, 2015

On September 4, 2018, Telkom issued Medium Term Notes I Telkom Year 2018 with a principal value of Rp758,000,000,000 (seven hundred fifty eight billion Rupiah) and Medium  Term Notes Sharia Ijarah I Telkom Year 2018 with Ijarah of Rp742,000,000,000 (seven hundred forty two billion Rupiah). Both of them are issued on 3 series and Telkom appointed PT Bank Tabungan Negara (Persero) Tbk as the Monitoring Agent. Telkom paid MTN I Telkom Year 2018 seri A and MTN Syariah Ijarah I Telkom Year 2018 seri A which have due date on September 14, 2019.

Medium Term Notes	Currency Principal (Rp million)	Issuance Date	Maturity Date	Term (Year)	Interest Rate per Annum (%) / Installment Payment per Year (Rp million)	Arranger	Monitoring Agent	Settlement Date
MTN I Telkom Year 2018 Series A	262,000	September 4, 2018	September 14, 2019	1	7.25%	PT Bahana Sekuritas, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas and PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	September 14, 2019
MTN I Telkom Year 2018 Series B	200,000	September 4, 2018	September 4, 2020	2	8.00%
MTN I Telkom Year 2018 Series C	296,000	September 4, 2018	September 4, 2021	3	8.35%
MTN Syariah Ijarah I Telkom Year 2018 Series A	264,000	September 4, 2018	September 14, 2019	1	Rp19,000			September 14, 2019
MTN Syariah Ijarah I Telkom Year 2018 Series B	296,000	September 4, 2018	September 4, 2020	2	Rp24,000
MTN Syariah Ijarah I Telkom Year 2018 Series C	182,000	September 4, 2018	September 4, 2021	3	Rp15,000

NAME AND ADDRESS OF INSTITUTIONS AND/OR SUPPORTING CAPITAL MARKET PROFESSION

	Supporting Capital Market Profession	Address	Service	2019 Fee	Assignment Period
External Auditor/ Public Accountant	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited).	Bursa Efek Indonesia Building, 2nd Tower, 7th floor Jl. Jend. Sudirman Kav. 52-53 Jakarta - 12190

Conducting integrated audit of consolidated financial statements in accordance with Indonesian Financial Accounting Standards (“IFAS”) and International Financial Reporting Standards ("IFRS")

Auditing the fund use of Partnership and Community Development Program.

To perform an audit and report on, based on Standards on Auditing of State Finance (“SPKN”) established by the Audit Board of the Republic of Indonesia (“BPK”), the Company’s compliance with the applicable laws and regulations and internal controls (PSA 62 Audit).

Agreed Upon Procedures Services on the Activity Report of Implementation of Prudent Principles (KPPK Report).

Agreed upon Procedures services engagement on the measurement and assessment of achievement of Key Performance Index (KPI).

				Rp59.1 billion	2019 2018 2017 2016 2015* 2014 2013 2012
Securities Administration Bureau	PT Datindo Entrycom	Wisma Sudirman Jl. Jend. Sudirman Kav. 34-35 Jakarta - 10220	Acting as a depository institution (Custodian) of Telkom’s common stock traded on the Indonesia Stock Exchange.	Rp136 million	Since 1995
Trustee	PT Bank Tabungan Negara (Persero) Tbk.	Bank BTN Tower Jl. Gajah Mada No. 1 Jakarta 10130	Representing the interests of bond holders with the Company for Bond II Telkom.	Rp75 million	Since September 2018
			Representing the interests of bond holders with the Company for MTN & Sukuk Ijarah I Telkom 2018.	Rp75 million
	PT Bank Permata Tbk.	WTC II Building 28th floor Jl. Jend Sudirman Kav. 29-31 Jakarta 12920	Representing the interests of Bond holders with the Company for Telkom Shelf Registered Bond I.	Rp75 million	Since 2015
Central Custodian	PT Kustodian Sentral Efek Indonesia	Bursa Efek Indonesia Building, Tower 1, 5th floor Jl. Jend. Sudirman Kav. 52‑53 Jakarta - 12190

Providing a central depository and settlement of stock transactions on the Indonesia Stock Exchange.

Storage services and settlement of securities transactions, distribution of corporate action results.

				Rp125 million	Since 1995

	Supporting Capital Market Profession	Address	Service	2019 Fee	Assignment Period
Rating Agency	PT Pemeringkat Efek Indonesia	Panin Tower Senayan City, 17th floor Jl. Asia Afrika Lot. 19 Jakarta - 10270	Providing rating on credit risk of Telkom bond issuance.	Rp175 million	Since 2012
	Moody’s	Moody’s Investors Service Singapore Pte. Ltd, 50 Raffles Place #23-06, Singapore Land Tower, Singapore - 048623	Provides ratings on Telkom credit risk.	US$72,000	Since 2018
	Fitch	Fitch (Hong Kong) Limited 19/F Man Yee Building 68 Des Voeux Road Central, Hong Kong + 852 2263 9963	Provides ratings on Telkom credit risk.	US$65,000	Since 2018
ADS Custodian Bank	The Bank of New York Mellon Corporation	Corporate Headquarters 240 Greenwich Street New York, NY 10286 USA +1 212 495 1784	Acting as a depository institution (Custodian) of ADS shares traded on the NYSE.	US$73,000	Since 1995
Official Service Agency in The United States	Puglisi and Associates	850 Library Ave # 204, Newark USA - 19711	Acting as an authorized representative in the USA with regard to securities in accordance with the law and regulations.	US$500	Since 2012
Legal Counsel	Hadiputranto, Hadinoto & Partners	Pacific Century Place, Level 35 Sudirman Central Business District Lot. 10 Jl. Jend. Sudirman Kav. 52-53 Jakarta 12190	Acting as capital market legal counsel	Rp187 million	Since 1995
	Baker & McKenzie. Wong & Leow	8 Marina Boulevard #05-01 Marina Bay Financial Centre Tower 1 Singapore 018981	Acting as US capital market legal counsel	US$225,000	Since 2013
Notary	Notaries/PPAT Ashoya Ratam, SH, MKn	Jl. Suryo No. 54, Kebayoran Baru, Jakarta 12180	Acting as notary	Rp25 million	Since 2012

*In 2015, Public Accounting Firm Purwantono, Suherman & Surja has changed into Public Accounting Firm Purwantono, Suherman & Surja due to the changes on composition of Partners.

In the past five years, Telkom has conducted an audit of the Consolidated Financial Statements. The incurred fees for other service would never exceed the fees for audit services. The following details the fees of public accountants for the last five years.

No.	Audited Financial Year	Public Accounting Firm	Certified Public Accountant	Fee (Rp million)
				Auditing Service	Other Service	Total
1.	2019	EY Indonesia Purwantono, Sungkoro, & Surja, Public Accounting Firm	Handri Tjendra	57,070	2,055	59,125
2.	2018	EY Indonesia Purwantono, Sungkoro, & Surja, Public Accounting Firm	David Sungkoro	51,826	2,819	54,645
3.	2017	EY Indonesia Purwantono, Sungkoro, & Surja, Public Accounting Firm	David Sungkoro	41,618	2,042	43,660
4.	2016	EY Indonesia Purwantono, Sungkoro, & Surja, Public Accounting Firm	Feniwati Chendana	36,655	1,405	38,060
5.	2015	EY Indonesia Purwantono, Sungkoro, & Surja, Public Accounting Firm	Feniwati Chendana	39,943	400	40,343

MANAGEMENT DISCUSSION AND ANALYSIS

79	Business Environment Overview 2019
83	Operational Overview by Business Segment
98	Marketing Overview
107	Comprehensive Financial Performance
125	Solvency
126	Capital Structure and the Management Policies for Capital Structure
127	Realization of Capital Expenditure
128	Material Commitment for Capital Expenditure
131	Receivables Collectability
132	Material Information and Fact After Accountant Reporting Date
133	Business Prospects and Sustainability of The Company
139	Comparison of Initial Year Target and Realization
140	Target or Projections for the Following Year
141	Dividend
142	Realization of Public Offering Fund
143	Material Transaction Information Containing Conflict of Interest, Transaction with Affiliated Parties, Investment, Divestment and Acquisition
144	Changes in Regulation
145	Changes in Accounting Policy

BUSINESS ENVIRONMENT OVERVIEW 2019

GLOBAL ECONOMY AND INDONESIA

Macroeconomic conditions throughout 2019 are still experiencing uncertainty triggered by various geopolitical dynamics and world economic turmoil. In the European region, several factors that influence the uncertainty are the unfinished Brexit process and concerns about the increasing debt crisis of countries in the region. Furthermore, the trade war between the United States and China also continues until the end of 2019. Although most of the trade war policies are aimed at attacking each other between the two countries, the impact has affected not only the supply chains of both parties but also the countries other Asian countries. Besides, the emergence of the initial case of the COVID-19 virus at the end of December 2019 in China also had an impact on the world economic situation. Financial market uncertainty increased after the WHO statement about COVID-19 as a global pandemic. Investors tend to attract the placement of funds in financial markets in developing countries and divert to financial assets and commodities that are considered safe such as US T-Bonds and gold. This condition then put pressure on the world financial markets and put depreciating pressure on many global currencies, including Indonesia.

The economic challenges faced during 2019 are the continuing China-United States trade war. This has an impact on the economic slowdown in several countries including Indonesia, especially export performance.

Indonesia's Gross Domestic Product (GDP) in 2019 grew quite well reaching 5.02%. The biggest contribution from economic growth, which is around 56%, still comes from household consumption. This indicates that people's purchasing power is relatively good, which is partly due to the massive development of infrastructure in the last few years. Inflation was moderately controlled at 2.72% and was able to maintain people's purchasing power. In terms of key macro indicators, the exchange rate of the Rupiah against the USD in 2019 was relatively stable and even tended to strengthen, with the Bank Indonesia transaction rate of Rp14,465 per USD on January 2, 2019, and on December 31, 2019 closing at an exchange rate of Rp13,901. Likewise, Bank Indonesia's benchmark interest rate (BI 7-day Repo Rate), which tends to decline from 6% in January 2019 and is at the level of 5% in December 2019.

When compared to the previous year, economic growth slowed. However, in general, the condition of the Indonesian economy is quite strong and this is still considered positive by the world economic rating agencies. The international rating agency Standard & Poor gave a BBB rating (Stable) on May 31, 2019, and the Fitch Rating set BBB/F2 for rating Indonesia on March 14, 2019. With this rating, Indonesia is still considered to have a stable economy and is worthy of being an investment objective (investment grade).

From a political standpoint, the Election activities held in April 2019 were successfully held smoothly, safely, and peacefully. This also gives confidence to business people to realize their business plans, which may have been delayed due to political uncertainty in the previous year.

INDONESIA’S TELECOMMUNICATION INDUSTRY

The growth of the telecommunications industry in Indonesia in recent years has been driven mainly by growth in fixed and mobile broadband customers. The main driver of the growth of the telecommunications industry in Indonesia is an increase in data usage due to more affordable prices, improved services, and smartphone penetration. The shift from legacy services (such as voice and SMS) to data services continues, supported by the availability of cheaper smartphones and the development of the youth segment. Data services continue to grow, but SMS and voice services have decreased significantly. Over The Top applications have become a part of Indonesian people's lives, including voice and video calls, supported by the advantages of these applications compared to conventional services, such as easier usage and variety and quality of service continues to increase. But on the other hand, the increase in digital economic activity in Indonesian society also caused major changes in the activities of all aspects of the economy.

The telecommunications industry, particularly the mobile segment, is still at the intense competition in recent years. Intensive promotions by operators, such as giving bonus data to attract new customers, are still being carried out even though the intensity has decreased compared to the previous year. Customers are still quite sensitive to data prices, and low margins are still pressured on telecommunications operators. Throughout 2019, the cellular industry which refers to the 3 largest cellular operators, grew in the range of 5.1%.

Based on internal calculations and publicly available data, SIM card penetration in the cellular industry in Indonesia is more than 100% so that the growth space is limited. The number of customers, based on data disclosed by market players and company internal data, the three largest cellular operators in Indonesia are Telkomsel, Indosat, and XL Axiata. They accounted for more than 80% market share as of December 31, 2019, and Telkomsel remained the largest cellular provider in Indonesia, with around 171.1 million customers, growing 5.0% with a market share among the three operators around 59.6%.

Data consumption in the mobile segment continues to increase, and it is expected that the level of consumption per user will continue to increase each year. This growth in data consumption requires significant capital expenditure support to provide increased capacity and coverage needed to accommodate this growth. Data is the main revenue driver for telecommunications companies, in the form of traffic volume mainly driven by HD/Ultra HD video streaming, video on demand, games, and an increase in the number of other devices connected to the network. To support the increase in data traffic, the company continues to invest in additional BTS, core networks, and towers, both in the form of macro or micro towers. The growth of data traffic is supported by 4G technology and cellular operators are working to increase the capacity and reach of this service. Telecommunications companies have 3G/4G coverage which covers all of Java and adjacent islands. Operators usually start with a certain scope then invest in the capacity to meet demand due to customer adoption and increased usage. Lower margins for telecommunications companies due to shifting focus to the data business from legacy services require telecommunications operators to make cost savings.

Meanwhile, the fixed broadband industry grew by around 22% in 2019, which refers to the 2 main fixed broadband players with an estimated market share of 93%. Demand for fixed broadband services in Indonesia will increase in 2019, both in large, medium, and small cities. This is marked by an increase in the number of fixed broadband subscribers, although for Indonesia there is a geographical challenge to connect populations spread across the archipelago. Indonesian users increasingly expect high-quality internet connectivity to their homes, thus encouraging fixed broadband operators to invest in the development of fiber optic networks. At present, the national fixed broadband market is still dominated by several of these service providers. The service penetration is also still very low at around less than 15% at the end of 2019. Considering that building a fiber-optic network requires a large amount of money and a relatively long time, the obstacles to enter the fixed broadband market are still high. As of December 31, 2019, Telkom had 7 million IndiHome fixed broadband customers and around 2 million fixed broadband non IndiHome customers. To attract new customers, operators offer pay-TV bundles and TV on-demand, as well as packages with other value-added services.

COMPETITION IN THE TELECOMMUNICATIONS INDUSTRY

Telkom has a variety of products and services including cellular services, fixed broadband, and fixed voice, enterprise, interconnection to satellite services with the general picture of competition as follows.

Mobile Business

As of December 31, 2019, Telkomsel remained the largest cellular provider in Indonesia, with approximately 171.1 million cellular subscribers and a market share of approximately 59.6% based on our internal estimate of the number of total subscribers. We believe the next largest providers were Indosat and XL Axiata, based on the number of subscribers as of December 31, 2019. Several other smaller operators also provide cellular services in Indonesia, including Hutchison, which is part of the Hutchison Asia Telecom Group and operates under the "3" or "Tri" brand, and Smartfren Telecom, which is part of the Sinar Mas Group.

The penetration of SIM cards in the cellular industry in Indonesia is quite high, at well over 100%, making continued growth in penetration increasingly limited. There were approximately 341 million cellular subscribers in Indonesia as of December 31, 2019, an increase 6.6% from approximately 320 million as of December 31, 2018. The shifting trend from legacy services (such as voice and SMS) to data services continues to develop, driven by cheaper prices of smartphones as well as the rapidly growing youth customer segment. Data traffic has grown significantly, while service traffic has decreased. Since 2017, Telkomsel has seen a steep decrease in voice usage. Minutes of usage per mobile subscriber also started to decrease in the second half of 2017. These trends continued in 2019 and are likely to continue in the foreseeable future, as they are attributable to the substitution of traditional voice and SMS services to Over the Top based calling and messaging services as smartphone penetration in Indonesia has risen.

Fixed Voice & Broadband Business (Fixed Business)

In the fixed broadband industry, Telkom is faced with major competitors including the First Media, BizNet Home, MNC Play, and MyRepublic brands. Among some of Telkom's competitors, First Media has the largest number of customers. In recent years, Telkom has also faced competition from MNC Play and My Republic which focus on established household market targets in the Greater Jakarta area. BizNet is quite competitive in the corporate and business segments, especially in Java and Bali. However, Telkom is still superior in terms of coverage and infrastructure that has spread to all parts of Indonesia. In the last two years Telkom has also sought to migrate DSL technology to fiber-based broadband to provide better service quality and expand digital services. Competition is getting tougher into 2019 with the emergence of newcomers, including a subsidiary of the state-owned electricity company PT Perusahaan Listrik Negara (PLN) under the ICON + brand and Perusahaan Gas Negara (PGN) with the Gasnet brand which began offering commercial Internet and TV services. Supported by the distribution network that is owned by its parent company, these competitors have the potential to benefit outside of Java. At the end of the year, market changes continue with an announcement from MNC Vision to acquire Link Net. In addition, XL Axiata and Indosat also started to enter home services by launching product namely XL Home and Indosat GIG.

Data Center

We are committed to providing the highest level of data center solutions to our customers in Indonesia and the region. Supported by our proprietary self-owned submarine cable network, our comprehensive colocation services are designed to be flexible, modular, seamless and scalable to meet our customers’ business needs. Some other companies, including DCI Indonesia, Indosat Ooredoo, Moratelindo, IDC Indonesia, NTT Communication, Global Axcess System, Biznet, Centrin Online, Cyber TechTonic Pratama, and JupiterDC also provide data center in Indonesia. In the region, our subsidiary, Telin, competes with other major data center providers such as Equinix, Global Switch, SGX, and Epsilon in Singapore. In Hong Kong, Telin competes with other major data center providers such as SUNeVision, Equinix, OneAsia Network, HKCOLO and HK Exchange and Clearing.

International Traffic and Interconnection Business

The current operators of traditional international traffic IDD (non-VoIP) in Indonesia are only Telkom and Indosat. But the rivalry in this business line is the presence of OTT or digital communication services such as Skype, Line, and WhatsApp, or other VoIP service providers that open international access. Its contribution to Telkom revenue lessened significantly by the presence of OTT.

To overcome this competition, Telkom preferred to provide the OTT service platform than confront it directly. Telkom emphasized revenue and profit of broadband use through a digital hub and Content Delivery Network (CDN).

Network and Satellite Infrastructure Business

In infrastructure business especially tower, Telkom competes with other companies such as Tower Bersama Infrastructure, PT Profesional Telekomunikasi Indonesia, and Solusi Tunas Pratama, as well as other telecommunication operators such as Indosat and XL Axiata. Its operating activities were managed by Telkom subsidiary Mitratel and Telkomsel. Its strategy was building a new tower or co-location by leasing the existing tower to cellular operators. Telkom also delivers traffic carrier service as the operator that has a backbone network. In 2019, tenancy demand was more stable as a result of the expansion of mobile broadband.

The Asia Pacific region, and especially Southeast Asia, continues to need satellites for both telecommunications and broadcasting infrastructure, due to the characteristics of the region as an archipelago. The capabilities provided by satellites include cellular backhaul, broadband backhaul, enterprise network, occasional usage TV, military and government network, video distribution, DTH television, flight communication, and disaster recovery.

In satellite business management, Telkom competed with many other satellite operators with satellites covering Southeast Asia and South Asia, and several operators are in the process of developing satellites with coverage over these regions. The Telkom-3S satellite became operational in April 2017 and the Merah Putih Satellite became operational in September 2018. The Telkom-3S satellite, operates at orbital slot 118 E, the Telkom-2 Satellite operates at orbital slot 157 E and the Merah Putih Satellite operates at orbital slot 108 E.

OPERATIONAL OVERVIEW BY BUSINESS SEGMENT

.
MOBILE	•

Providing high mobility for TelkomGroup customers by utilizing mobile voice services, SMS, mobile data services, and mobile digital services. It is the largest cellular network operator in Indonesia with national coverage that reaches more than  90% population and is supported by 212,235 total BTS.

CONSUMER	•	Providing the best connectivity for customers by utilizing high-speed internet, namely fixed voice, fixed broadband, IP-TV, and digital
	•	As of December 31, 2019, it had 9.0 million fixed broadband customers (including 7.0 million IndiHome customers) and controlled 86.5% market share, the largest in Indonesia
ENTERPRISE	•

Provides enterprise connectivity, satellite and digital platform system services for corporate, institutional and business customers. Market leaders who have served clients 1,917 companies, 300,416 SMEs and 975 government institutions as of the end of 2019

WHOLESALE & INTERNATIONAL BUSINESS	•	Provides wholesale telecommunication carrier services, tower, infrastructure & network management services as well as international business.
	•	Services in 9 countries through 7 Telin subsidiaries operating overseas.
OTHERS	•	Provides various services related to digital payment solutions, big data & smart platforms, digital advertising, music, gaming, and e-commerce.
	•	Operate venture capital funds through PT Metra Digital Innovation to invest in digital startups.

PT Graha Sarana Duta (Telkom Property), a Telkom subsidiary has initiated the leverage asset program within two approaches, such as Synergy Group (Internal group customer) and Strategic & Retail Partnership (external group customer). This Synergy Group would enhance cost efficiency while the Strategic & Retail Partnership is to increase revenue from property development, property rental, property facilities, and property management service.

SEGMENT PERFORMANCE HIGHLIGHTS

The biggest contribution of Telkom and its subsidiaries' revenue is 65.1%  from mobile segment of Rp87,897 billion, while the lowest is from others segment of Rp197 billion or 0.1%. In terms of revenue growth, the largest revenue growth in the reporting period was revenue from consumer segment by  27.5%, while the lowest revenue growth was recorded in enterprise segment which grew negatively 11.2%

The following table shows an overview of the performance of each of the business segments of Telkom from 2017 to 2019.

Telkom's Results of Operation By Segment	Growth	Years ended December 31,
	2019-2018	2019		2018	2017
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Mobile
Revenues
External revenues	3.0	87,897	6,331	85,338	90,073
Inter-segment revenues	(18.5)	3,163	228	3,880	3,086
Total segment revenues	2.1	91,060	6,559	89,218	93,159
Total segment expenses	2.6	(56,864)	(4,096)	(55,449)	(53,834)
Segment results	1.3	34,196	2,463	33,769	39,325
Consumer
Revenues
External revenues	27.5	17,706	1,275	13,891	11,105
Inter-segment revenues	(65.7)	786	57	2,290	287
Total segment revenues	14.3	18,492	1,332	16,181	11,392
Total segment expenses	2.4	(15,904)	(1,146)	(15,531)	(11,923)
Segment results	298.2	2,588	186	650	(531)
Enterprise
Revenues
External revenues	(11.2)	18,701	1,347	21,054	19,130
Inter-segment revenues	(6.5)	16,834	1,213	17,995	16,801
Total segment revenues	(9.0)	35,535	2,560	39,049	35,931
Total segment expenses	(2.8)	(36,768)	(2,649)	(37,833)	(35,680)
Segment results	(201.4)	(1,233)	(89)	1,216	252
WIB
Revenues
External revenues	5.2	10,609	764	10,084	7,439
Inter-segment revenues	(2.5)	16,265	1,172	16,678	15,305
Total segment revenues	0.4	26,874	1,936	26,762	22,744
Total segment expenses	2.3	(21,111)	(1,521)	(20,634)	(17,944)
Segment results	(6.0)	5,763	415	6,128	4,800
Other
Revenues
External Revenues	51.5	197	14	130	126
Inter-segment revenues	45.5	1,289	93	886	602
Total segment revenues	46.3	1,486	107	1,016	728
Total segment expenses	44.1	(1,546)	(111)	(1,073)	(1,049)
Segment results	(5.3)	(60)	(4)	(57)	(321)

OPERATIONAL HIGHLIGHT

	Unit	Year Ended on December, 31
		2019	2018	2017
SUBSCRIBERS
Cellular Subscribers	(000) subscribers	171,105	162,987	196,322
Postpaid (kartuHalo)	(000) subscribers	6,376	5,400	4,739
Prepaid (simPATI, Kartu As, Loop, by.U)	(000) subscribers	164,729	157,587	191,583
Broadband Subscribers	(000) subscribers	119,290	113,813	111,074
Fixed broadband 1)	(000) subscribers	9,037	7,260	5,266
IndiHome	(000) subscribers	7,003	5,104	2,965
Mobile broadband 2)	(000) subscribers	110,253	106,553	105,808
Fixed Line Subscribers	(000) subscribers	9,369	11,111	10,957
Fixed wireline (POTS)	(000) subscribers	9,369	11,111	10,957
INFRASTRUCTURE
Satellite Capacity	TPE	133	133	73
Point of Presence	PoP	119	118	99
Domestic	PoP	56	46	42
International	PoP	63	72	57
BTS	unit	212,235	189,081	160,705
BTS 2G	unit	50,297	50,310	50,324
BTS 3G	unit	82,104	82,118	82,228
BTS 4G	unit	79,834	56,653	28,153
Tower	unit	33,892	30,485	29,061
Fiber Optic Backbone Network	km	164,769	161,652	155,524
Domestic	km	100,069	96,952	90,854
International	km	64,700	64,700	64,670
Wi-Fi Services	access point	386,420	382,361	352,642
CUSTOMER SERVICE
PlasaTelkom 3)	location	408	422	535
GraPARI TelkomGroup	location	9	7	4
Plasa Telkom Digital	location	11	10	-
GraPARI	location	427	440	442
International	location	5	11	10
Domestic	location	422	429	432
GraPARI Mobile	unit	324	761	761
IndiHome Sales Car	unit	1,078	1,142	1,142
EMPLOYEES	people	24,272	24,071	24,065
Remarks:
1) Fixed broadband subscriber consists of IndiHome and high speed internet (HIS) subscriber
2) Mobile broadband includes Flash user, Blackberry user, and PAYU
3) PlasaTelkom outlet is a face-to-face customer service points consists of GraPARI TelkomGroup, Plasa Telkom Digital and other Plasa across Indonesia

MOBILE SEGMENT

Data traffic 2019 increased by 53.6% to 6,715,227 TB	212.2 thousand BTS, increased by 23.2 thousand BTS

TelkomGroup has a portfolio of products and services in the Mobile segment consisting of mobile voice and SMS, mobile data services, and mobile digital services. Specifically for cellular services, TelkomGroup through its subsidiary Telkomsel currently carries GSM, 3G,  and 4G/LTE technology. The following are various products and services available to the public offered by Telkomsel:

1.	simPATI, is a prepaid product and service for middle-class users that provides high-quality telecommunications services through the purchase of starter packs and top-up vouchers.
2.	Kartu As, is a prepaid product and service for middle to lower class users at a more affordable price compared to simPATI.
3.	Loop, is a prepaid product and service for young users with a variety of attractive data package options that are tailored to the needs of today's young generation.
4.

By.U, is an end-to-end digital prepaid product and service for all telecommunications needs for Gen Z segment users who carry out their daily lives with a digital lifestyle. An end-to-end digital experience that is presented through the digital by.U application that is installed on a smartphone covers the entire process of using services, ranging from the selection of delivery options, by.U telephone numbers, internet quota, additional quota (topping) to payment.

5.

kartuHalo, is a postpaid cellular telecommunications product and service for premium, professional and corporate users. kartuHalo offers a variety of package options, such as HaloKick and HaloFit My Plan, which vary in terms of price and data quota to suit your needs.

As of December 31, 2019, Telkomsel had a total cellular customer base of 171.1 million, an increase of 5.0% or 8.1 million from 163.0 million subscribers in the previous year. In 2019, it was recorded 96.3% of Telkomsel cellular subscribers were prepaid users, while 3.7% of customers were postpaid users. During 2019, the number of prepaid users increase from 157.6 million to 164.7 million, while the number of postpaid users increase from 5.4 million to 6.4 million subscribers. The success of the prepaid SIM registration program led to lower customer churn, SIM Card production efficiency and marketing programs as well as an increase in ARPU from Rp41,000 in 2018 to Rp46,000 in 2019.

Then, in terms of providing mobile broadband services, Telkomsel has products and services that are supported by 4G/LTE/HSDPA/3G/EDGE/GPRS technology. There were 110.3 million mobile broadband service customers registered on December 31, 2019, increase by 3.5% or 3.7 million from 106.6 million at the end of 2018. Data consumption also increased by 53.6% to 6,715,227 TB. Factors that support this growth include effective marketing campaigns with customer retention initiatives and support for prepaid SIM registration that leads to shifting customer behavior with lower churn rates.

The following diagram illustrates the amount of data consumption by customers in 2017-2019

Celullar Traffic Data Diagram in 2017-2019

Furthermore, related to digital mobile products and services, Telkomsel offers, among others, VideoMAX, broadband data packages marketed with bundling systems, and access to OTT video services, and LinkAja electronic money services (formerly TCASH). To strengthen MAXStream's position in the video streaming industry, we partner with video content providers to enrich its content and platform. Regarding the game, we launch our second game, Lord of Estera. In addition we also have LangitMusik as a music streaming service. We are also expanding the use of LinkAja, including the use of LinkAja by other Telkomsel customers and collaborating with new partners such as taxi services, gas stations, food and beverages for using LinkAja as a means of payment.

Furthermore, to strengthen digital mobile services in the future, Telkom has formed two new subsidiaries, namely PT Telkomsel Mitra Inovasi and PT Fintek Karya Nusantara. PT Telkomsel Mitra Inovasi will be positioned to conduct investment activities as well as the process of synergy and collaboration in various Telkomsel business units to encourage aspects of the company's digital transformation to accelerate the development of various new services, improve customer experience and optimize the company's business processes. Then, PT Fintek Karya Nusantara was formed to support the existing Fintech ecosystem in Telkomsel

In line with our philosophy to be a leader in providing networks including outside Java, and to maintain and develop our Digital Business, in 2019, we will add 23,162 new BTS to support 4G / LTE services in more cities and have 88.4 million customers 4G / LTE. In total, we had 79,834 BTS 4G out of 212,235 total BTS with coverage covering more than 90% of the population in Indonesia as of 31 December 2019.

The following is a comparison of the number of BTS owned by TelkomGroup in the last three years.

Diagram of TelkomGroup BTS in 2017-2019

Total BTS
(unit)
50,324
82,228
28,153
50,310
82,118
56,653
50,297
82,104
79,834
250,000
200,000
150,000
100,000
50,000
–
2017
2018
2019
2G
3G
4G

Mobile Segment Financial Performance 2017 – 2019

As the previous year, in 2019 the Mobile segment revenue amounted to Rp87,897 billion (US$6,331 million). It is the largest contributor to TelkomGroup's consolidated revenue, which contribute 65.1%. The performance of Mobile segment for the past three years can be seen as follows:

Mobile Segment	2019-2018	2019		2018	2017
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	3.0	87,897	6,331	85,338	90,073
Expenses	2.4	(41,019)	(2,955)	(40,041)	(39,452)
Result	3.5	46,878	3,376	45,297	50,621

Throughout 2019, the Mobile segment recorded revenues of Rp87,897 billion (US$6,331 million). This achievement increased by Rp2,559 billion, or 3.0% of revenue from the previous year. The increase in revenue of Mobile segment in 2019 was mainly due to an increase in mobile data traffic by 54.0%, which encouraged positive growth of cellular internet and data revenue in 2019. The increase in data traffic was driven by effective marketing programs by offering various attractive data packages at competitive prices. On the other hand, there was decrease in voice and SMS revenue. This decrease is naturally due to the shift of voice customers to data services and the impact of the cannibalization of OTT services. Telkomsel's Digital Business revenue grew significantly by 23% while able to compensate for the decrease of legacy business, which decrease by 22%. Digital Business Revenues are supported by growth of  Data by 22% and Digital Services by 29% in line with Telkomsel's growth in developing various Digital Services such as Digital Lifestyle, Digital Advertising, Big Data, Digital Enterprise Solutions and Mobile Payments. In 2019 the contribution of revenues from digital business increased to 64% of total revenues, from 53% in the previous year. Furthermore, expenses in Mobile segment in 2019 were recorded increase by Rp978 billion from 2018, to Rp41,019 billion (US$2,955 million). Telkomsel succeed to managed expenses, so that EBITDA margins increase to 54.0% from 53.2% previously. Changes in revenue and expenses throughout 2019 led positive result of Mobile segment of Rp46,878 billion (US$3,376 million).

Throughout 2018, the revenue of the mobile segment was recorded at Rp85,338 billion,  decreased by Rp4,735 billion or 5.3% from the previous year revenue. This decrease was mainly due to the decrease in voice revenues of Rp6,815 billion or 18.3% and SMS revenue of Rp4,007 billion or 30.4% from the previous year. However, the voice and SMS decrease was compensated by an increase in cellular data and internet revenues of Rp7,193 billion or grew by 18.9% from the previous year encouraged by mobile data traffic growth of 101.7%. Meanwhile, the expense for the mobile segment in 2018 increased by 1.5% into Rp40,041 billion compared to 2017, which was mainly due to increase of the operational and maintenance expense in line with new BTS construction in 2018. This increase was compensated by the decrease of depreciation and marketing expense due to selective marketing program. Mobile segment made profit of Rp45,297 billion in the 2018.

ENTERPRISE SEGMENT

1,917 corporate customers 300,416 SMB customers 975 government institution customers	3 satellites with 133 TPE capacity	3 data centers with a specification of tier 3 and 4 (domestic)

In general, the Enterprise Segment serves corporate customers, Small And Medium Business (SMBs), and government institutions in providing end-to-end solutions and information technology ecosystems. These services include enterprise grade connectivity services (including satellite), data centers & clouds, IT services, business process outsourcing, and other adjacent services.

On the enterprise connectivity, we offer fixed broadband, Wi-Fi, Ethernet, and data communication services, including leased channels such as metro ethernet, VPN-IP, high-capacity data networks solution that provides a point-to-point connection with high capacity bandwidth, and fixed voice services, among others. As of December 31, 2019, TelkomGroup provided total bandwidth in service of 2,996 Gbps, with details of 1,571 Gbps for corporate internet customers and 1,425 Gbps for data communication customers. The number is increase 3.3% from the previous year.

We also integrate satellite as part of enterprise connectivity and continue to strengthen our presence in this sector which provides transponder capacity leasing, satellite secondary product lines, and other satellite support solutions. Our satellite operations consist primarily of leasing satellite transponder capacity to broadcasters and operators of VSAT, cellular, and ISPs, as well as providing earth station satellite up-link and down-link services for domestic and international users. The total transponder capacity used by customers increased to 195.25 TPE compared to 182.83 TPE in the previous year. We fulfill this satellite service through our 3 satellites which have a total capacity of 133 TPE and also rent from third parties.

We are on going to enhance our data center facilities and cloud services to meet the significant increase in demand. Our current offering includes enterprise data center, collocation, hosting, disaster recovery center, managed operation, and various cloud services such as private cloud, hybrid cloud, and public cloud. Whereas in data center services, of the total capacity of three data centers in Indonesia that we have through our subsidiary, Telkom Sigma, 74% of the capacity has been used.

Then, financial services which consist of bill payment aggregator, electronic payment platform services, online payment solutions, switching services. As of December 31, 2019, approximately 23,000 ATMs throughout Indonesia managed by our subsidiary, Swadharma Sarana Informatika (SSI). Besides, Telkom also purchased 70% shares of PT Collega Inti Pratama, a company that focuses on core banking system services. Both of these acquisitions played an important role in expanding TelkomGroup's business strategy in the financial technology sector.

Our system integration and IT service management services include business process management, business process as-a-service, and customer relationship management. We aspire to digitalize our offering to meet the future needs, therefore, we are continuously focusing on strengthening our IT capabilities to reinforce our offerings going forward. We also provide smart enabler platform services to promote innovation with next-gen technology solution, integrated industry ecosystems and foster changes in consumer behavior in Indonesia. The adjacent services consist of various services related to hardware & software sales including IT support services. In digital advertising agency services, we provide services for media placement and integrated digital media such as mobile advertising, online advertising, and digital printing.

We offer Big data and data analytics in the form of platform services that generate insights for customers to analyze consumer behavior and build marketing campaigns to support advertising. Furthermore, Internet of Things (IoT) services which offer IoT solutions for buildings, IoT applications for smart energy monitoring and management, fleet management, IT security services, unified communication and collaboration services. Our e-Health solution, provides integrated healthcare claim administration services is continuing to be the market leader, through our subsidiary, Admedika.

The main advantage of TelkomGroup in providing services to the Enterprise business is due to several things, one of them is most extensive fiber optic-based infrastructure network. With good infrastructure, TelkomGroup is able to provide high-quality connectivity. In addition, TelkomGroup manages an integrated products and services to provide total solutions. This is in line with the needs of Enterprise segment customers to digitize their business processes to be more competitive. The use of connectivity and digital solutions among MSMEs is also still very low, thus offering potential growth in the future. At the same time, government agencies and local governments increasingly use digital solutions to improve services to the community through the needs of connectivity and smart city platforms as used in 470 cities throughout Indonesia.

With these various advantages, as of December 31, 2019, TelkomGroup Enterprise segment customers reached 303,308 customers, consisting of 1,917 corporate customers, 300,416 SME customers, and 975 Government institution customers. The high demand for information and communication technology services now and in the years to come certainly builds a sense of optimism that the Enterprise segment will continue to grow well.

In 2019, we change business policies by focusing on business lines that have higher profitability that are recurring, especially in enterprise solutions services such as enterprise connectivity, data center and cloud, and selectively reducing and not prioritizing business solutions that have a lower margin and non-recurring. In line with this strategy, although the revenue of the enterprise segment has decreased,  revenue from Connectivity and Data Center & Cloud services keep grow positively in 2019.

Enterprise Segment Financial Performance 2017 – 2019

Compared to the total consolidated revenue of TelkomGroup, revenue of Enterprise Segment contributed 13.8% in 2019. The performance of Enterprise segment for the past three years can be seen in the following table:

Enterprise Segment	2019-2018	2019		2018	2017
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	(11.2)	18,701	1,347	21,054	19,130
Expenses	(4.3)	(20,782)	(1,497)	(21,717)	(20,653)
Result	(213.9)	(2,081)	(150)	(663)	(1,523)

As of the end of 2019, revenue from Enterprise segment decreased by Rp2,353 billion or 11.2% to Rp18,701 billion (US$1,347 million) compared to the previous year. The negative growth was due to the decrease in enterprise business due to change business policies by reducing and not prioritizing business solutions that have a lower margin and non-recurring. Then, the expense of Enterprise segment was Rp20,782 billion (US$1,497 million), decrease by 4.3% or Rp935 billion, from Rp21,717 billion in 2018. The decrease expense in 2019 is a positive impact from our strategy to reduce the portion of services that has a low margin. With revenues and expenses occurring in 2019, the performance of Enterprise segment shows a loss in segment result of Rp2,081 billion or US$150 million. 2019's performance was decrease than the previous year which recorded loss in segment results of Rp663 billion.

The enterprise segment revenue in 2018 was recorded at Rp21,054 billion, increased by Rp1,924 billion or 10.1% from the previous year. This increase was came from internet, data communication and information technology services revenue of Rp1,741 billion, mainly due to growth in IT service revenues. The higher growth is in line with the increasing companies need in digitizing their business processes to more competitive, and also for central and regional government institution to give better service for society, as well as to support SMB development. In the other hand, the enterprise segment expense in 2018 increased by 5.2% into Rp21,717 billion compared to 2017. The expenses increase was in line with the business volume increase. Based the calculation of intersegment expense allocation, Enterprise segment made loss result, but it was a lower loss result of Rp663 billion, decreased by Rp860 billion or 56.5% compared to last year.

CONSUMER SEGMENT

7.0 million IndiHome subscribers, increased 37.2% from the previous year	10.9 million optical ports as broadband access based on optical fiber

In the Consumer segment, TelkomGroup's main product and service portfolio consists of fixed voice, fixed broadband, IP-TV and digital which are marketed under the IndiHome brand.

Throughout 2019, TelkomGroup continues to develop IndiHome into superior products and services through the "More For Less" program. The program runs consistently through bundling offers that include broadband internet, IP-TV and fixed telephone, with the aim of providing more benefits to customers at competitive prices, including as Extra-Year-End Sensations, Fantastic Deal, Lively Happiness, and Happy House Promo.

In an effort to meet customer needs and improve customer experience, we launched IndiHome 200Mbps, 300Mbps and 1Gbps. We also launched IndiBox, an OTT service based on Android TV Box so that customers can enjoy StreamingTV, Music, Games, Applications and Video on demand. We continue to enrich our variety of UseeTV channels with new channels such as Warner Bros TV, tvN, IDX Channel and Champions TV which broadcast UEFA Champions League matches. We also offer customers to increase internet speed and access OTT content such as iflix, HOOQ and CATCHPLAY +. To adjust the minipack options according to customer preferences and capabilities, we increased the number of minipacks to 20, increase from 18 minipacks in the previous year.

In addition to the development of IndiHome products and services mentioned above, IndiHome customers can continue to enjoy added value, namely the freedom to access wifi.id without limits in all access points in Indonesia. As of the end of December 2019, there are 140,169 manage access point wifi.id spread across 32 provinces in Indonesia that can be reached by IndiHome customers.

With various strategies that have been implemented, as of December 31, 2019, IndiHome customers recorded growth of 1.9 million subscribers or 37.2% from 5.1 million subscribers in 2018 to 7.0 million subscribers in 2019. ARPU in 2019 was Rp257,000 experienced a slight increase compared to last year which reached Rp256,000. To further increase IndiHome's revenue, we continue to encourage customers to buy various additional services, such as for speed upgrades, additional set-top boxes, and subscription to the minipack package. Demand for minipacks reaches 3 million transactions throughout 2019.

IndiHome's positive growth in recent years is inseparable from the support of network infrastructure, continuous business process improvement, and reliable technicians. In terms of network infrastructure, Telkom's subsidiary, Telkom Akses, plays an important role in developing fiber-optic networks that replace copper networks. Then, continuously strengthening the Mean Time To Install or MTTI to increase the capacity of technicians and improving business processes. As of the end of 2019, MTTI which was less than 1 day reached 94.7%, better than 2018 which reached 85.1%. The settlement of disturbances under 3 hours increase to 72.4% in 2019, increase from 50.6% in the previous year. The mean time to repair the disturbance or Mean Time To Repair (MTTR) decreased from 9.8 hours in 2018 to 7.1 hours in 2019.

Furthermore, TelkomGroup continues to improve the quality of customer service by shutting down STOs and transforming STOs into Telkom Cloud or T-Cloud. With this approach, TelkomGroup modernized STO into Nodes which fully optical fiber. There is 504 STO has been shut down in 2019, so the STO shutdown has been carried out 100% of the total 1,234 STO. Until 2019, TelkomGroup has 500 T-Cloud ready to provide better service quality to all customers. TelkomGroup targets the transformation process of all STOs into Telkom Cloud to be completed in 2023

The efforts and strategies of Telkom and its subsidiaries currently carried out, resulting in IndiHome as a market leader in the fixed broadband business in Indonesia with a market share of around 86.5% by 2019. Growing population and increasing middle class families gives a great opportunity for fixed broadband products and services in the future. Therefore, TelkomGroup already has 10.9 million optical ports with fiber optics as the basis of fixed broadband access networks.

Consumer Segment Financial Performance 2017 – 2019

In 2019, revenue of Consumer segment was Rp17,706 billion (US$1,275 million), which contribute 13.1% of total consolidated revenue. The following table is the performance of Consumer segment for the past three years:

Consumer Segment	2019-2018	2019		2018	2017
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	27.5	17,706	1,275	13,891	11 ,105
Expenses	(1.4)	(11,577)	(834)	(11,739)	(10,360)
Result	184.8	6,129	441	2,152	745

The growth of Consumer segment in 2019 is very good, with revenue growth by Rp3,815 billion or 27.5%, increased from Rp13,891 billion in 2018 to Rp17,706 billion (US$1,275 million) in 2019. The driver of the growth of the Consumer segment was IndiHome which continues its positive momentum. Throughout 2019, IndiHome subscriber grew by 37.2% or an increase of 1.9 million to 7 million subscriber. The composition of triple play subscriber, which consists of fixed voice, fixed broadband and IP-TV service, was 48% while dual play subscribers was 52%. IndiHome's revenue grew by 28.1% to Rp18.3 trillion, and contributed 13.5% to the Company's overall revenue. IndiHome's profitability is also getting better with EBITDA reaching 33.9% approaching global profitability standar of 35%. 89% of IndiHome's revenue cames from the Consumer segment, and 11% cames from the Enterprise segment. In terms of expenses, Consumer segment recorded decrease in expense by Rp162 billion or 1.4% from the previous year to Rp11,577 billion (US$834 million). Consumer segment result profit amounted Rp6,129 billion (US$441 million), increase by 184.8% compared to 2018.

Consumer segment financial performance in 2018 was very good, with the revenue reached Rp13,891 billion, increased by Rp2,786 billion or 25.1% higher than 2017. It was in line with the increase of IndiHome subscriber by 72.2% into 5.1 billion subscribers at the end of 2018, the increase of minipack subscriber and up-sell service such as internet speed upgrade. In 2018, IndiHome's revenue grew positively to Rp14,310 billion. Meanwhile, the expense of 2018 for the consumer segment was Rp11,739 billion, increased 13.3% compared to the previous year, in line with the IndiHome business expansion. However, the increase of Consumer segment expense was lower than the increase of the revenue, which indicated the cost control effectivity. With intersegment expense allocation, Consumer segment result in 2018 was quite high by 188.9% into Rp2,152 billion.

WHOLESALE AND INTERNATIONAL BUSINESS SEGMENT (WIB)

164,769 km Total optical fiber backbone network (100,069 km domestic and 64,700 km international)	119 Point of Presence (PoP) (63 international PoP & 56 domestic PoP)	5 data center (overseas) & 14 data center neuCentrIX (domestic)	33.892 towers

The Wholesale and International Business (WIB) segment serves customers including Other Licensed Operators (OLO), Service Providers, Digital Players at domestic and overseas.  The Wholesale and International Business (WIB) segment currently has several business lines, namely carrier, tower, infrastructure, and international business services.  The following is a  further explanation of the business lines in the WIB segment.

1.	Carrier Service

The main services in this line of business include network services, data and internet, and interconnection services. TelkomGroup also provides value-added services, signaling, voice dubbing, data centers, platforms and solutions. Carrier services in 2019 recorded growth  positive driven by the growth of international voice services.

Throughout 2019, TelkomGroup continued the Global Digital Hub initiative that began in 2018. With the Indonesian Global Gateway (IGG) submarine cable connecting SEA-ME-WE5 submarine cables with SEA-US submarine cables, making TelkomGroup as a Global Digital Hub that provides direct broadband connectivity between Europe, Asia and America. As an enabler, we will become the main gateway of digital connectivity that brings domestic to global traffic, global to domestic traffic and also brings traffic between countries (hubbing), both voice and A2P (Application-to-person) SMS traffic.

As of the end of December 2019, TelkomGroup had 14 a neuCentrIX data center in 10 cities in Indonesia. Also, Telkom's subsidiary, Telin, has 5 overseas data centers located in Singapore (Telin-1, Telin-2 and Telin-3), Timor Leste (1 location) and Hong Kong (1 location). The neuCentrIX data center occupancy rate reaches 63% of total capacity, while the occupancy of data centers abroad is only about 62% of total capacity. In 2019, TelkomGroup increased the capacity of neuCentrIX data centers in Indonesia to accommodate customer demand and began building a new neuCentrIX data center in Jakarta which is expected to be completed in 2021.

TelkomGroup has 119 Points of Presence (PoP), consisting of 63 Global PoPs and 56 Domestic PoPs. PoP Global is spread over 48 major cities in the world in 29 countries. Global PoP has decreased compared to the previous year due to the closure of several less effective PoPs. For Domestic PoP, spread in 45 cities in Indonesia. During 2019, there will be an addition of 10 domestic PoPs. We also operate a Content Delivery Network (CDN) with a capacity of 6,525 Gbps in collaboration with Google, Facebook, Akamai, Edgecast, Level3, ChinaNet, Yahoo and video content providers such as iFlix and HOOQ.

2.	Tower Service

Tower service is the provision of telecommunications equipment placement for other operators with a rental system. As of the end of 2019, around 33,892 towers were owned by TelkomGroup. A total of 15,892 units are owned by Telkom's subsidiary, Mitratel, and 18,000 towers are owned by another Telkom subsidiary, Telkomsel. Mitratel made offers for operator's colocation and tower reseller businesses in 2019. Mitratel currently manages 22,854 tenants and 6,651 tower reseller businesses.

In 2019, Telkom through Mitratel acquired 95.0% of share capital in PT Persada Sokka Tama. The company is engaged in the business of telecommunications towers with a capacity of 1,017 towers located throughout Indonesia. Then, in October 2019, Mitratel signed an agreement to buy 2,100 telecommunication towers from PT Indosat Tbk.

With this acquisition, TelkomGroup gained a market share of 23.9%  by the end of 2019. Various acquisitions made throughout 2019 are expected to strengthen the tower business line and open up even greater opportunities to expand market share in the future. Other advantages that need to be developed in this business line are the efficiency of maintaining and using renewable energy in towers that are far from the PLN electricity grid and digitizing internal business processes.

3.	Infrastructure Services and Network Management

TelkomGroup provides and manages infrastructure and network services, which include network construction and maintenance. One of them is the installation and maintenance of submarine cables, and the provision of energy solutions for the telecommunications infrastructure ecosystem.

At the end of 2019, TelkomGroup had an optical fiber-based backbone network of 164,769 km, consisting of 64,700 km of international networks and 100,069 km of domestic networks, which as a whole had a transmission network capacity of 129,600 Gbps. The global submarine cable infrastructure owned by TelkomGroup connects Europe, Asia, and America. Which consists of Thailand-Indonesia-Singapore (TIS), Batam-Singapore Cable System (BSCS), Dumai-Malacca Cable System (DMCS), Asia-America Gateway (AAG), Southeast Asia-Japan Cable System (SJC), South East Asia-Middle East-Western Europe 5 (SEA-ME-WE 5), and Southeast Asia-United States (SEA-US).

As for the domestic network, in 2019, several domestic submarine cable systems have been developed and are operating to strengthen the national optical fiber backbone, including SLM submarine cable (Sabang-Lhokseumawe-Medan), PATARA (North Papua) which will connect Sentani and Sarmi, and MATANUSA (Mangkajang-Takisung-Nunukan-Sangatta). The submarine cable domestic network is expected to encourage equitable access to good quality communication and information broadband throughout Indonesia.

In addition to submarine cables, Telkom and its subsidiaries are currently involved with state-owned enterprises (SOEs) to maintain diesel engines until 2021. The work is a continuation of the construction of diesel-powered power plants for telecommunications networks that were completed in 2018 last in Kalimantan and Sulawesi.

4.	International Business

Telkom, through its subsidiary PT Telekomunikasi Indonesia International ("Telin"), has some business activities in ten countries outside Indonesia, including offering Wholesale services, Cloud and connectivity, Data center and managed services, Satellite transponder services, Retail mobile services (MVNO ), IP Transit and Business process outsourcing services. The nine global offices are located in Singapore, Hong Kong, East Timor, Australia, Myanmar, Malaysia, Taiwan, the United States, and New Zealand.

During 2019, we also undertook several initiatives such as the development of a Digital Platform both domestically and internationally, such as the Carrier Neutral Data Center and the construction of a Hyperscale Data Center, Content Delivery Network (CDN), Cloud services, A2P SMS and CPaaS (Communication Platform as a Service) . For digital service development several initiatives have been carried out by providing U Points and U Ads services, and other initiatives that will continue to be developed to support TelkomGroup as Digital Ecosystem Hub.

Wholesale and International Business Segment Financial Performance 2017 – 2019

The role of WIB segment is to obtain external revenue by providing various services such as network, interconnection, internet, submarine cable, data centre, tower and infrastructure. Furthermore, WIB also have a role as an enabler and catalyst of other TelkomGroup business segments in order to create the best value for the TelkomGroup as a whole. The result is the external revenue of the WIB segment is smaller than internal revenue. The contribution of WIB segment revenue in 2019 reached 7.9% of the total consolidated revenue of Telkom and its subsidiaries, amounted of Rp10,609 billion (US$764 million). The following table illustrates the performance of the WIB segment from 2017 to 2019.

WIB Segment	2019-2018	2019		2018	2017
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	5.2	10,609	764	10,084	7,439
Expenses	7.3	(15,691)	(1,130)	(14,624)	(12,333)
Results	(11.9)	(5,082)	(366)	(4,540)	(4,894)

The WIB segment total revenue increase by Rp112 billion, or grew 0.4% to Rp26,874 billion (US$1,936 million) in 2019. While consolidated revenue in 2019 was Rp10,609 billion (US$764 million) or 39.5% of total segment revenue, grew by Rp525 billion or 5.2%. The revenue growth of the WIB segment in 2019 was supported by, among others, the growth of international wholesale voice services, A2P SMS, Data Centre and the growth of the tower business from the increase in colocation and asset acquisition. The total expense of WIB segment increase by Rp477 billion or grew 2.3% to Rp21,111 billion (US$1,521 million) in 2019. While the consolidated expenses in 2019 increased by Rp1,067 billion or grew 7.3% to Rp15,691 billion (US$1,130 million). The increase in expense of WIB segment was mainly related to the increase in direct cost of wholesale voice international and the main role as an enabler of other segments, especially the Mobile segment, through providing of infrastructure including towers and construction of domestic submarine cables.

WIB segment in 2018 recorded its revenue of Rp10,084 billion, increased significantly by Rp2,645 billion or 35.6% from Rp7,439 billion in 2017. The digital business contribution of this segment for 2018 was 57% higher than 53% in 2017. This achievement was due to the increase of international interconnection revenue from voice traffic service managed by Telin of Rp1,241 billion. Other revenue was also contributed by the managed service solution from Telkom Infra of Rp996 billion and network revenue of lease line and transponder of Rp319 billion. In the other hand, the WIB segment expense was Rp14,624 billion in 2018, increased by Rp2,291 billion or 18.6% compared to 2017. The increase was mainly due to strengthening of Telkom domestic and global infrastructure, such as the construction of optic-fiber based submarine cable and telecommunication tower.

Due to the business model as an enabler for other segments, the performance of the WIB segment has positive results of Rp5,763 billion in 2019, Rp6,128 billion in 2018, and Rp4,800 billion in 2017, according to the table on page 104. While the results of the consolidated WIB segment amounted to minus Rp5,082 billion in 2019, minus Rp4,540 billion in 2018, and minus Rp4,894 billion in 2017 because inter-segment revenue in the consolidated statements was eliminated, while expenses to the external were not eliminated. The results of the WIB segment reflect the very important and strategic role of WIB in providing TelkomGroup’s internal support which is reflected in the TelkomGroup’s consolidated results, although at the same time must serving external customers.

OTHERS SEGMENT

62.9 thousand monthly active user BLANJA.com	33.9 million active user MelOn

The Digital Segment offers a variety of digital products and services based on big data and smart platforms, digital advertising, music and gaming, and e-commerce. For big data and smart platforms, we offer an Internet of Things (IoT) platform. Through this platform, developers can create and test IoT products.

In the digital advertising business, we provide advertising media solutions for marketing activities. We also provide an ad exchange platform, a platform that brings together publishers, advertisers, and agencies to carry out digital advertising activities effectively and efficiently.

Then for music and gaming services, PT Melon Indonesia or "MelOn", becomes a provider of digital music content products and services. As of the end of 2019, MelOn had a music database and an online digital music content application with 33.9 million active users, while the number of transactions in the MelOn digital music content online application reached 220.3 million transactions. This music and gaming service at MelOn supports the growth of Telkom's Digital Lifestyle & Content portfolio by 70%. In 2019, Telkom and its subsidiaries intensively, develop customer experience by launching online games and developing a gaming community. This strategy will continue to be developed in 2020.

Related to e-commerce services, Telkom has BLANJA.com which is an online marketplace that facilitates consumer-to-consumer, business-to-consumer and business-to-business. Apart from the blanja.com page, product sales or purchases can be made through IndiHome Store on IP-TV and Alfamind @ IndiHome which is a partnership between Alfa and IndiHome retail stores. With around 62.9 thousand monthly active users, the number of BLANJA.com GMV reached Rp188.3 billion in 2019. Strategies undertaken to develop BLANJA.com include increasing the use of mobile applications, integrating with LinkAja in one account, launching a seller application, intensifying the use of QR codes, and increasing the use of big data.

In practice, products and services in this segment are designed and developed according to the needs of consumers in the current digital era. Related to this, in 2019, TelkomGroup will continue the Digital Amoeba and Indigo Creative Nation programs. Digital Amoeba aims to capture and accelerate innovation from internal Telkom and its subsidiaries. On the other hand, Indigo Creative Nation is Telkom's open innovation program in collaboration with digital startups to develop Indonesia's digital creative industry while developing Telkom's digital business portfolio. Telkom's subsidiary, PT Metra Digital Investama, also known as MDI Ventures, manages and invests venture funds in potential digital startups.

At the end of 2019, 41 teams are actively validating new products and new processes, which 12 of them are ready to be accelerated even more to become a new potential business portfolio. Then since 2013, Indigo Creative Nation has incubated 153 startups. Currently, around 60 startups are commercial in the market, even 23 startups have received additional funding from domestic and foreign investors. Some startups have synergized with Telkom in providing digital products and solutions such as eTab, PrivyID, Kofera, Run System, Opsigo, Goers, Nodeflux, and Sonar.

Concerning MDI Venture, currently, it has invested in 35 startups in 11 countries and to date has made 7 exits with a fairly high gain. Also, 2 startups have conducted Initial Public Offering (IPO), namely Whispir on the Australian Securities Exchange (ASX) and Geniee on the Tokyo Stock Exchange (TSE). In 2019, MDI Ventures, together with KB Financial Group from South Korea, launched the Centauri Fund venture capital company. Centauri Fund aims to develop the experience of the two companies in the technology ecosystem in Southeast Asia, including supporting Indonesian and regional startups.

Other Segment Financial Performance 2017 – 2019

External revenues of other segments in 2019 contributed 0.1%  of TelkomGroup's total revenue. The performance of other segments for the last three years can be seen in the following table:

Other Segment	2019-2018	2019		2018	2017
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	51.5	197	14	130	126
Expenses	42.4	(1,484)	(107)	(1,042)	(979)
Result	(41.1)	(1,287)	(93)	(912)	(853)

In 2019, other segments recorded revenues of Rp197 billion (US$14 million) while expense of Rp1,484 billion (US$107 million). The result of other segments was recorded loss of Rp1,287 billion (US$93 million).  Compared to the financial performance of the previous reporting period, revenue of others segment increased by Rp67 billion or 51.5%, while expenses increased by Rp442 billion or 42.4%.

Throughout 2018, other segment revenue was Rp130 billion, increased by 3.2% from 2017. This revenue occurred due to increased transactions on BLANJA.com and MelOn. Other segment expenses in 2018 was Rp1,042 billion, increased by 6.4% compared to 2017 due to the increase of digital business investments. These various situations caused the loss for other segments in 2018 into Rp912 billion, increased by 6.9% compared to loss in 2017.

LEVERAGE ASSET PROGRAM

Telkom utilizes property assets in the form of company-owned land and/or buildings through property leveraging. So far, Telkom has collaborated with leading local and global players in the development of the Food & Beverage (F&B) business, hospitality, coworking space, and retail industry within the "Strategic & Retail Partnership" business framework. This program aims to explore the potential revenue from assets that are not optimal, increasing efficiency, and reducing asset maintenance costs. In cooperation, Telkom provides service solutions in providing data connectivity or internet access, call centers, security, and other products as additional facilities to indirectly increase the value of assets and help diversify the ecosystem digital Telkom Utilization of assets within the TelkomGroup is mostly carried out by Telkom's subsidiary, PT Graha Sarana Duta (Telkom Property).

In practice, Telkom's property management also serves group needs in the provision of efficient workspaces, networked equipment rooms, and conducive office space for employees and partners. This type of service is included in the "Synergy Group" project. The assets utilized are buildings with Telkom network node functions, sales points, customer service centers, head office and branches, and other businesses. This project aims to achieve economies of scale and cost-efficiency.

In 2019, the asset leveraging program recorded an external revenue of Rp455.2 billion with the largest contribution coming from the retail business (leasing land and buildings for tenants outside the TelkomGroup) of 27.4%. This value was obtained from the utilization of several commercial property projects, such as the development of the hotel chain business (Nexa Makassar), F&B (McDonald's in Jambi, Pizza Hut in Bandung) and other retail cooperation (gas stations in Semarang).

MARKETING OVERVIEW

MARKET SHARE

Competition to increase market competition in the digital telecommunications industry is strongly supported by rapidly changing technology. Therefore, Telkom and its subsidiaries always support technological developments and respond to market developments by supporting new technologies. In practice, TelkomGroup continues to adapt and create new products, services, standards, and business models created with technological change. Furthermore, Telkom and its subsidiaries make large investments to develop additional products and services, so they can provide different values compared to competitors' products and services.

Mobile Segment Market Share

Telkom's subsidiary, telkomsel, had 171.1 million cellular subscribers in 2019, including 110.3 million mobile broadband customers. The number is increase from 163.0 million cellular subscribers in 2018. Based on the number of subscribers, we estimate Telkomsel's market share in 2019 the Telkomsel market in 2019 for the cellular segment reached a 59.6% increase from 59.1%  compared with the previous year.

Indosat and XL Axiata are Telkomsel's main segments in the Mobile segment. In addition to these operators, in 2019 Telkomsel saw an increase in competition in Indonesia from other cellular operators. Some of them are PT Hutchison 3 Indonesia ("Hutchison") which is part of the Hutchison Asia Telecom Group and is operated under the "3" or "Tri" brand, as well as the Sinar Mas Group business group, namely PT Smartfren Telecom Tbk. ("Smartfren Telecom").

Diagram of Market Share Telkomsel Cellular Customers and Competitors for 2017-2019

Cellular Customer Market Share
(%)
150.0 %
100.0 %
50.0 %
0.0 %
45.5%
54.5%
40.9%
59.1%
40.4%
59.6%
2017
2018
2019
Competitors
Telkomsel

Competition in the Mobile segment, in addition to being influenced by technological changes, influenced by business mergers, acquisitions, and consolidation among cellular service providers. Cellular operators have the potential to do so to reduce operating costs and increase broader spectrum allocation. Thus, cellular operators have greater resources and opportunities to increase business excellence. From the Government side, the Ministry of Communication and Information (MoCI) supports the merger, acquisition and consolidation efforts by not issuing new or additional licenses for cellular operators.

One example that occurred was the acquisition of XL Axiata to PT Axis Telekom's majority shares that had been conducted since 2014. After the acquisition, XL Axiata obtained an additional frequency allocation to provide 4G/LTE services. XL Axiata also enlarged its customer base by taking over PT Axis Telekom's customers.

In addition to technology, the market share of the Mobile segment is also influenced by various other factors, such as price competition, competition with OTT that provides voice and text services, and the ability to expand networks. In contrast to previous years, the intensity of price competition in 2019 was slightly reduced. However, price pressures may continue in the future along with the increasing competition between cellular operators and OTT supported by the penetration of smartphone usage in Indonesia. In the face of competition in 2019, several competitors are also working to increase service coverage by expanding outside Java.

Of all the challenges that must be faced, the biggest challenge of Telkom and its subsidiaries in the Mobile segment is competition against OTT. Telkomsel is facing a rapid increase in customer acquisition by OTT, which is supported by the rise of new technologies that are more effective and efficient in providing voice and text services. This risks losing market share and can harm Telkomsel's business, finance and operations.

Consumer Segment Market Share

In the Consumer segment, TelkomGroup has IndiHome's main products and services that compete with other fixed broadband service providers such as First Media, BizNet Home, MNC Play and MyRepublic. Among competitors, First Media has the largest number of customers. In terms of customer segmentation, MNC Play and MyRepublic become competitors that target middle and upper-class household customers in Greater Jakarta, while BizNet is very competitive in the corporate market, especially in Java and Bali. In addition, XL Axiata and Indosat also started to enter home services by launching product namely XL Home and Indosat GIG.

Throughout 2019, IndiHome's marketing and sales will continue to focus on potential customers in various segments throughout Indonesia. Despite facing competitive competition, by the end of 2019, TelkomGroup had won an additional 1.9 million new customers, leaving the total number of IndiHome subscribers to be 7.0 million subscribers. With this achievement, the fixed broadband market share controlled is equal to 86.5% based on our internal calculations. This position is more than the previous year with a market share of 84.5%. This success in increasing market share is supported by an increase in the reach of access infrastructure, appropriate marketing strategies and the use of information technology that can improve service quality and customer satisfaction.

Diagram of Telkom Broadband Fixed Market Share and Competitors for 2017-2019

Market Share Fixed Broadband
(%)
18.9%
81.1%
15.5%
84.5%
13.5%
86.5%
100.0 %
80.0 %
60.0 %
40.0 %
20.0 %
0.0 %
2017
2018
2019
Competitors
Telkom

Unlike the case with fixed broadband, fixed voice products and services experienced negative growth during 2019. The number of subscribers from fixed wireline (POTS) decreased by 15.7% or 1.7 million customers in 2019. In recent years, through IndiHome products, TelkomGroup has sought migration of customers from home legacy products and services to IndiHome which combines fixed voice with fixed broadband, IP-TV and digital in one product and service. However, TelkomGroup still faces great challenges from the massive growth of OTT.

Enterprise Segment Market Share

Market competition in the Enterprise segment includes several types of products and services, including connectivity, satellite, IT services, as well as data centers and clouds. There have been changes in strategy that have included digital services such as the Internet of Things (IoT), cyber security, big data, and digital ads as part of the Enterprise segment.

For the Enterprise segment, TelkomGroup is estimated to have a bandwidth market share of 74%% in 2019, an increase from 73% in the previous year. Through a subsidiary of Telkom Sigma, our estimation of market share for system integration achieved reached 41.3% in 2019, a decrease from 55.4% in 2018.

Diagram of Telkom Sigma and Competitors for 2017-2019 Market Share System Integration

Market Share System Integration
(%)
41.0%
59.0%
44.6%
55.4%
58.7%
41.3%
100.0 %
75.0 %
50.0 %
25.0 %
0.0 %
2017
2018
2019
Competitors
Telkom Sigma

Then from our internal calculation, the Business Process Outsourcing (BPO) market share acquired by Telkom's subsidiary, Infomedia, increase from 41% in the 2018 reporting period to 43% in 2019. In terms of satellite products and services, as of December 31 2019, TelkomGroup recorded 44% of the satellite business market share, increasing from 37% in 2018.

As of December 31, 2019, TelkomGroup provided a total bandwidth of 1,571 Gbps to broadband customers and 1,425 Gbps for data communication service customers. The total amount increased by 3.3% compared to the previous year.

Wholesale & International Business Segment Market Share

The market share in the Wholesale & International Business segment generally includes the carrier traffic, carrier network, tower, and managed infrastructure services markets.

Carrier Traffic - Based on data and internal calculations, Telkom is still the leader in the voice interconnection market by controlling a 74% market share, although in terms of production Telkom has decreased by 16.3%. Likewise with the voice termination/origination market, Telkom has a 71% market share with a production decrease of 27.5%.

Carrier Network - Telkom is still the leader of the wholesale network market with a market share of 60% (for products such as Metro E, Leased lines etc. and also includes the Telkomsel market). The wholesale domestic market share for IP Transit products is currently at 10.6% (an increase from 2018 which was 9.3% according to internal data).

Tower - Mitratel as a subsidiary of Telkom competes with various companies in providing tower products and services. Some competitor companies include PT Tower Bersama Infrastructure Tbk., PT Telekomunikasi Indonesia Professional, PT Solusi Tunas Pratama Tbk, PT. Inti Bangun Sejahtera, Tbk, PT Centratama Telekomunikasi Indonesia Tbk, PT Gihon Telekomunikasi Indonesia Tbk and PT. Bali Towerindo Sentra, Tbk. Mitratel's market share in 2019 increased 4.1%, from 19.8% in 2018 to 23.9% in 2019 based on internal calculations. The increased market share was triggered by the purchase of 1,017 Persada Sokka Tama towers in March 2019 and 2,100 Indosat towers by Mitratel in October 2019.

Diagram of Mitratel Tower Share Market and Competitors for 2017-2019

Market Share Tower
(%)
80.5%
19.5%
80.2%
19.8%
76.1%
23.9%
120.0 %
100.0 %
80.0 %
60.0 %
40.0 %
20.0 %
2017
2018
2019
Competitors
Mitratel

Furthermore, TelkomGroup will face major challenges related to regulatory arrangements that require telecommunications companies to share infrastructure and network capacity. At present, TelkomGroup has the largest network infrastructure capacity in Indonesia. The existence of these regulations will reduce the competitiveness of TelkomGroup because competitors can use the infrastructure network of Telkom and its subsidiaries with more affordable capital and expenses.

Digital and Other Segments Market Share

Competition in the digital segment is very broad and can cover various business sectors, such as transportation, retail, and finance. TelkomGroup has an e-commerce platform BLANJA.com which makes it easy for Indonesians to buy products online, including from sellers around the world through eBay. Our estimate is in 2019, BLANJA.com recorded a market share of 1,2% of the total value of e-commerce transactions in Indonesia. With around 62.9 thousand monthly active users, the number of BLANJA.com transactions reached Rp188.3 billion in 2019.

In 2018, TelkomGroup acquired 51% of PT Swadharma Sarana Informatika (SSI) which has 20 years of experience managing ATM management services for major banks in Indonesia. As of December 31, 2019, SSI was recorded managing no less than 23,000 ATMs throughout Indonesia. With this significant amount, Telkom and its subsidiaries can utilize the business portfolio strategically.

MARKETING STRATEGY

The marketing strategy of Telkom and its subsidiaries is carried out strategically and comprehensively, which emphasizes on brand strengthening and sales growth. With the support of competitive product and service distribution channels, TelkomGroup runs a variety of marketing strategies following the segments and targets as well as the target market of its products and services. Throughout 2019, the marketing strategies of Telkom and its subsidiaries include Above The Line (ATL) and Below The Line (BTL) strategies, including print and electronic media advertising, promotion, and sponsorship of events.

Consumer

In the Consumer segment, IndiHome which offers fixed voice, fixed broadband, IP-TV and digital are the main products and services of TelkomGroup. Continuing the strategy of the previous year, TelkomGroup implemented a comprehensive IndiHome marketing strategy, including through digital channels, promo pricing and campaigns and promotions such as Extra-Year-End Sensations, Fantastic Deal, Lively Happiness, and Happy House Promo. IndiHome's marketing strategy also implements a point program for salespeople to improve sales performance, especially on weekends and on holidays when potential customers are not active outside the home. In dealing with competitors, TelkomGroup offers bundling programs that provide more value to IndiHome customers.

In an effort to meet customer needs and improve customer experience, we launched IndiHome 200Mbps, 300Mbps and 1Gbps. We also launched IndiBox, an OTT service based on Android TV Box so that customers can enjoy StreamingTV, Music, Games, Applications and Video on demand. We continue to enrich our variety of UseeTV channels with new channels such as Warner Bros TV, tvN, IDX Channel and Champions TV which broadcast UEFA Champions League matches. We also offer customers to increase internet speed and access OTT content such as iflix, HOOQ and CATCHPLAY +. To adjust the minipack options according to customer preferences and capabilities, we increased the number of minipacks to 20, increase from 18 minipacks in the previous year.

The Consumer segment strengthens marketing of IndiHome products and services to residential customers, including apartment and premium cluster customers by conducting intensive marketing and strategically increasing customer retention. The use of a strong customer database makes IndiHome able to provide more attractive services according to the customer's profile and character to enhance the customer experience. TelkomGroup also implements customer relations management that is able to proactively identify and resolve customer problems so as to provide comfort for IndiHome customers.

With the marketing strategy that has been implemented, throughout 2019, TelkomGroup has succeeded in increasing the number of fixed broadband and IndiHome subscribers to 9.0 million and 7.0 million subscribers. On the other hand, the number of fixed wireline or POTS customers grew negatively to 9.4 million.

Mobile

For our mobile customer segment, in 2019 we focused our marketing strategy to be aligned with specific customer segments and personalized offerings were delivered through digital channels for efficient implementation. Telkomsel also focused on improving payload growth and acquiring data user as well as stimulating them to spend more, especially on data and digital products, while continuing to support legacy product usage. To stimulate higher usage, Telkomsel partnered with several parties to enrich content on existing platforms and continue to offer “more for more” program, which will ultimately drive value creation and ARPU uplift. We also launched OMG! (Oh My Gigabyte!) program which enables a customer to access popular applications. Our efforts to increase our ARPU include providing digital lifestyle and digital payment services which we provide as mobile-based digital life services.

In 2019, we continued to introduce new products and to revamp our mobile package options to appeal to our various groups of customers. For example, we launched by.U as a prepaid service targeting the young users which offers a "customer-centric" experience to customers as they are free to choose from a wide variety of services. To strengthen MAXStream positioning in the video streaming industry, we partnering with video content providers to enrich it content and platform. Regarding the game, we launch our second game, Lord of Estera. In addition we also have LangitMusik as a music streaming service. We also increased opportunities for customers to use LinkAja, including extending the ability to use LinkAja to non-subscribers and collaborating with additional partners such as taxi services, petrol stations, and food and beverage operators for the use of LinkAja as payment.

As of December 31, 2019, TelkomGroup was recorded as having 171.1 million cellular subscribers, which consisted of 164.7 million prepaid customers and 6.4 million postpaid subscribers. Of the total number, cellular broadband subscribers reach 110.3 million subscribers.

Enterprise

TelkomGroup's marketing strategy for the Enterprise segment throughout 2019 uses several approaches. For large corporate customers, there is an Account Manager that is the main interaction pathway in providing end-to-end services, starting from initial initiation to after-sales service. Then, for government customers, TelkomGroup places a Government Relationship Officer (GRO) who is responsible for managing relations with Government agencies, including in terms of managing and extending work contracts. Third, Telkom and its subsidiaries have a Business Account Manager (BAM) that serves customers of small and medium business units (SMEs) and Tele Account Management (TAM) that serves small businesses, as well as a Value-added Reseller mechanism that serves micro businesses.

In 2019, Telkom and its subsidiaries formulated and implemented the "Disruptive Digitized Nation" program as a major umbrella for the Enterprise segment marketing strategy, which consists of:

•

Ignite DISRUPTIVE Government Initiatives; which has an objective as a Government partner in the field of providing Information and Communication Technology (ICT) and services with the main focus remaining on the digital customers experience.

•	Lead End to End Enterprise DIGITIZED Ecosystem; which markets end-to-end digital ICT solutions with specialized and segmented solutions to corporate customers.
•

Build NATION’s Digital-Driven SMB which markets basic ICT solutions in the form of massive connectivity services and a variety of appropriate package solutions for SMEs in Indonesia through the provision of digital platforms.

In 2019, the marketing strategy in the Enterprise segment can drive the growth of TelkomGroup's customer base to 303,308 customers.

Wholesale and International Business

The Wholesale and International Business segment serves Other License Operators (OLO), service providers, digital player global wholesalers and carriers, and companies related to Telkom products or services such as international data centers or International Private Leased Circuit (IPLC) in addition to Mobile Network Operator (MNO) retail customers ) and international Mobile Virtual Network Operator (MVNO). The marketing strategies employed in this segment include:

•	Offering attractive business schemes for voice traffic portfolios, through bundling of voice traffic products and services at competitive prices that are in line with service quality.
•	Improve services, such as quality and coverage, for international data centers and customer connectivity.
•	Offers end-to-end tower solutions to customers, such as built to suit (location-specific tower rentals and specifications), co-location, maintenance of adjacent towers, and other services.
•	Work on digital platform markets such as CDN (Content Delivery Network), Data Centers and other digital platform services
•	Exploring regional markets related to the availability of submarine cables.

Furthermore, in implementing marketing strategies, Telkom and its subsidiaries have several customer service management approaches for wholesale and international business customers. These approaches include providing Account Managers, OLO care centers, wholesale digital touch point Apps (domestic and international), and World Hub Operation Command Centers (WHOCC) that support the business activities of this segment 24 hours a day.

Digital and Other Services

For digital service customers, Telkom implements a marketing strategy which focus on strengthening and improving digital innovation, including by:

•	Enriching digital content;
•	Creating digital services with unique features;
•	Improving brand, platform, operational, and customer experiences;
•	Building digital business models to support Indonesia digital economics;
•	Leveraging assets and inventory to obtain increasing insight into digital services and customer experience; and
•	Growing the portfolio of digital business through investment in a digital startups to be a part of the Indonesian digital ecosystem.

In practice, the implementation of the marketing and sales strategy by TelkomGroup throughout 2019 in this segment is tailored to the needs and characteristics of customers. TelkomGroup has customer care and channel management, including contact centers and dedicated account management for large companies, websites, and social media.

Besides, there are also e-commerce services through BLANJA.com as an online marketplace that facilitates customer-to-customer, business-to-customer and business-to-business. Then, TelkomGroup provides digital content services through MelOn as a provider of digital content for music databases and digital music content applications online.

DISTRIBUTION CHANNEL

Digital Touch Point

TelkomGroup provides a  digital touch point distribution network based on web and mobile applications, specifically for IndiHome and corporate customers. For IndiHome customers, TelkomGroup provides a self-care service based on a mobile application called myIndiHome, which allows customers to request new installations, manage bills and payments. Furthermore, customers can also submit reports and monitor network problems, and access video on demand services and customer reward programs. In addition to IndiHome, Telkom's subsidiary Telkomsel provides MyTelkomsel. This service is a mobile self-care application for Telkomsel customers that provides information on package and product purchase services as well as account management.

For enterprise customers, we offer My Telkom Digital Solution (MyTDS), user-centric digital touch points that digitize and simplify business processes to increase our productivity and performance in providing services to our customers. MyTDS also enhances user experience for our Corporate Customers. Users interact with us on mobile applications and web platform. MyTDS gives access to our product catalog, generates a digital quotation, tracks delivery tickets, and allows customers to ask for support as they can report service disruptions using MyTDS to generate release tickets which create a record of the disruptions. Corporate Customers can also access SLG and MRTG.

Digital Touch Point is not only TelkomGroup's effort to open a wide distribution network by utilizing digitization. On the other hand, Digital Touch Point is also used by Telkom to measure customer experience using the standard Net Promoter Score (NPS) method. As such, Telkom and its subsidiaries have accurate data and information to improve the quality of products and services and customer experience going forward.

At present, as many as 5 million users have downloaded and utilized myIndiHome. Then for MyTelkomsel, there are 18 millions users who have already utilized various application service features.

Customer Service Point

Customer Service Point is one form of TelkomGroup efforts to reach customers directly to provide service and product solutions to Telkom and its subsidiaries. At the end of 2019, TelkomGroup has 408 Plasa Telkom outlets and 422 GraPARI centers in Indonesia, as well as 5 GraPARI abroad (Saudi Arabia, Hong Kong, and Taiwan) and 9 GraPARI TelkomGroup. Besides, Telkom and its subsidiaries also operate 324 GraPARI mobile units and 1,078 IndiHome Sales Car.

Authorized Dealers, Retail Outlets and Modern Channels

Telkom and its subsidiaries operate a network of authorized dealers and retail outlets throughout Indonesia, specifically to provide Telkomsel products, such as starter cards, prepaid SIM cards, and top-up vouchers. This distribution network is non-exclusive with discounts on all products marketed.

Partnership Stores

In addition to operating its distribution network, TelkomGroup also collaborates with various third-party marketing outlets. Through this scheme, TelkomGroup expanded its distribution network, including through computer shops, electronic stores, banking ATM networks, and other business networks.

Contact Centers

TelkomGroup has a contact center that helps customers access products and services. Through the contact center, customers can check bills, get promotional information, submit complaints and access service features. TelkomGroup's 24-hour contact center currently operates in Jakarta, Semarang, Bandung, Surabaya, and Malang.

Account Management Team

TelkomGroup has an account management team that is responsible for managing customer relationships and portfolios, specifically for corporate customers, SMEs, Government institutions, and wholesalers. At present Telkom and its subsidiaries have an account management team that is entirely composed of 879 people.

Sales Specialist

In meeting the technical needs of corporate customers, TelkomGroup has a sales specialist whose job is to identify and design the customer's technical needs. In carrying out their duties, the sales specialist works closely with the account manager. At the end of 2019, 186 people became sales specialists for Telkom and its subsidiaries.

Channel Partner

For enterprise customers, Telkom works closely with VAR (Value Added Reseller) which carries out sales and marketing activities to meet specific enterprise customer demands and for retail customers to offer retail packages. Telkom also cooperates with third parties to conduct sales activities through certain events.

Website

Pages www.telkom.co.id, www.telkomsel.com, and www.indihome.co.id are channels that can be accessed digitally to facilitate TelkomGroup customers to obtain the desired products and services. Some of the service features available on the page include e-billing, registration, collective billing information, and filing complaints.

Social Media

In today's digital era, the use of social media is a necessity for companies to reach their customers widely and efficiently. The same is the case with TelkomGroup which utilizes social media such as Facebook, Instagram, and Twitter, to provide information and communicate about products and services with customers.

LinkAja

TelkomGroup has a digital wallet application that makes it easy for customers to purchase voice or data service packages. Besides, this application also provides bill payment features and certain product and service purchases from Telkom and its subsidiaries.

COMPREHENSIVE FINANCIAL PERFORMANCE

FINANCIAL POSITION OVERVIEW

In general, TelkomGroup had total assets of Rp221,208 billion (US$15,934 million) at the end of 2019, increase by 7.3% from Rp206,196 billion at the end of the previous reporting period. The increase in total assets is mainly due to increase in property and equipment inline with capital expenditure.

In terms of liabilities, the total liabilities of Telkom and its subsidiaries were recorded at Rp103,958 billion (US$7,488 million) as of December 31, 2019. The amount increase by 16.9% or Rp15,065 billion from total liabilities at the end of 2018 of Rp88,893 billion, which occurred due to increase in bank loans, current maturities of long term borrowings, pension benefits and other post-employment benefits obligations as well as taxes payables.

TelkomGroup's consolidated financial position for the past three years, can be seen as follows.

Consolidated statements of financial position table	Growth	Years ended December 31,
	2019-2018	2019		2018	2017
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Total Current Assets	(3.6)	41,722	3,005	43,268	47,561
Total Non-Current Assets	10.2	179,486	12,929	162,928	150,923
Total Assets	7.3	221,208	15,934	206,196	198,484
Total Current Liabilities	26.2	58,369	4,205	46,261	45,376
Total Non-Current Liabilities	6.9	45,589	3,283	42,632	40,978
Total Liabilities	16.9	103,958	7,488	88,893	86,354
Total Equity attributable to owners of the parent company	0.7	99,561	7,172	98,910	92,713

Financial Position Comparison

In terms of financial position comparisons, the following diagram illustrates the composition of TelkomGroup assets and liabilities during the reporting periods for the last three years, as follows.

Assets Composition 2017-2019 (Rp billion)

Liabilities Composition 2017-2019 (Rp billion)

Comparison of Financial Position as of December 31, 2019 Compared to as of December 31, 2018

1.	Assets

In the 2019 reporting year, there was an increase in total asset of TelkomGroup by 7.3%, or Rp15,012 billion, from Rp206,196 billion in 2018 to Rp221,208 billiion (US$15,934 milllion) in 2019. Factors causing these changes are:

	a.	Current Assets
Current assets as of 31 December 2019, decrease by Rp1,546 billiion or 3.6%, from Rp43,268 billion in the last year to Rp41,722 billiion (US$3,005 milllion), which is the impact of:
		•	Decrease in other current assets by Rp1,330 billion or 16.7% due to decrease in advances,
		•	Decrease in other current financial assets by Rp750 billion or 57.5%,
		•	Decrease in other receivables - net of provision for impairment of receivables by Rp435 billion or 59.8%, due to increase In provision, and
		•	Decrease in assets held for sale by Rp301 billion or 88.5%

This decrease was compensated by:
•

Increased in cash and cash equivalents of Rp803 billion or 4.6% due to increased in cash receipts from customers, proceeds from sales of fixed assets, result from other current financial assets and proceeds from divestment of subsidiary,

		•	Increase in claim for tax refund by Rp396 billion or 66.4% due to increase of claim for tax refund of corporate income tax, and
		•	increase in trade receivables - net provision for impairment of receivables by Rp383 billion or 3.4% due to increase in trade receivables from third parties.

	b.	Non-Current Assets
In 2019, TelkomGroup has non-current assets was Rp179,486 billion (US$12,929 million), increase by Rp16,558 billion or 10.2% of Rp162,928 billion in 2018. This increase is mainly due to:
		•	Increase in fixed assets by Rp13,725 billion or 9.6% inline with infrastructure development primarily for cable and transmission network,
		•	Increase in intangible assets - net of accumulated amortization by Rp1,414 billion or 28.1% due to increase in software, goodwill from acquisition of PT Persada Sokka Tama and other intangible assets,
		•	Increase in other non-current assets Rp1,553 billion or 16.1% due to increase in claims for tax refund by Rp1,216 billion and prepaid rental by Rp508 billion, and
		•	Increase in deferred tax assets – net by Rp394 billion or 15.7%.

This increase was compensated by decrease in long-term investments by Rp528 billion or 21.4% due to impairment of long term investment at Tiphone by Rp1,172 billion. On the other hand there were additional long-term investments in Finarya of Rp267 billion and other long-term investments of MDI and Jalin were Rp172 billion and Rp77 billion respectively.

2.	Liabilities

TelkomGroup's total liabilities as of December 31, 2019 was Rp103,958 billion (US$7,488 million), increase by 16.9% or Rp15,065 billion in 2018. The following is a more detailed explanation of Telkom liabilities.

	a.	Current Liabilities

Telkom's and its subsidiaries' current liability positions reach Rp58,369 billiion (US$4,205 milllion) at the end of 2019. The amount is increased by Rp12,108 billion or 26.2% compared to Rp46,261 billion as of December 31, 2018. The increase in TelkomGroup's curent liabilities was mainly due to:

		•	Increase in short-term bank loans by Rp4,662 billion or 115.3% due to increase in bank loans from Mandiri, BNI, HSBC and MUFG Bank, for Telkom and subsidiaries working capital,
•

Increase in current maturities of long-term borrowings by Rp3,214 billion or 51.0%. This is due to increase in bond and notes as well as bank loans which maturity date in 2020, for Rp1,966 billion and Rp962 billion respectively. Bond and notes that maturity date in 2020 are Telkom Bond 2010 Serie B of Rp1,995 billion, MTN I Telkom 2018 Serie B of Rp200 billion and MTN Syariah Ijarah I Telkom 2018 Serie B of Rp296 billion,

		•	Increase in taxes payable by Rp2,251 billon or 190.8%, mainly due to an increase in Telkom's withholding tax payable of Rp1,065 billion and Telkomsel's VAT payable of Rp842 billion,
		•	Increase in unearned income by Rp2,162 billion or 41.7% mainly related to increase in repaid pulse reload vouchers by Rp838 billion and other telecommunications services by Rp1,039 billion, and
•

Increase in accrued expenses  by Rp967 billion or 7.6% mainly related to operation, maintenance and telecommunication services expenses by Rp437 billion and general, administrative and marketing expenses by Rp359 billion.

This increase was compensated by:
		•	Decrease in trade payables by Rp869 billion or 5.9% due to decrease in trade payables from third parties and
		•	Decrease in advances from customers by Rp280 billion or 17.8%.

	b.	Non-Current Liabilities

Outstanding non-current liabilities as of December 31, 2019 was Rp45,589 billion (US$3,284 million), increase by 6.9% or Rp2,957 billion of total non-current liabilities at the end of the previous year which amounted to Rp42,632 billion. The increase in non-current liabilities mainly due to:

•

Increase in pension benefits and other post-employment benefits obligations by Rp2,523 billion or 45.4% due to increase in Telkom defined pension benefit obligation by Rp1.281 billion, Telkomsel pension benefit by Rp668 billion and  post-employment health care benefit by Rp801 billion,

		•	Increase in long service award provisions by Rp214 billion or 25.1%,
•

Increase long-term borrowings - net of current maturities by Rp121 billion or 0.4% due to increase in bank loans by Rp2,418 billion or 12.9% and other borrowings by Rp1,163 billion or 59.6% This increase was compensated by decrease in bonds and notes by Rp2,489 billion or 25.0% obligation under finance leases by Rp762 billion or 32.6% and two-step loans of Rp209 billion or 27.8%.

3.	Equity

In line with profit and dividend payments that affect the company's equity, Telkom and its subsidiaries recorded decrease in total equity in 2019 of Rp53 billion, decrease by 0.05% of the 2018 equity of Rp 117,303 billion. Due to the decrease, the total equity as of December 31, 2019 was Rp117,250 billion (US$8,446 million). Decrease of equity in 2019 was driven by decrease in non-controlling interests by Rp704 billion or 3.8%. The decrease was compensated by increase in total retained earning by Rp494 billion or 0.5%.

Comparison of Financial Position as of December 31, 2018 Compared to as of December 31, 2017

1.	Assets
As of December 31, 2018, TelkomGroup have total assets of Rp206,196 billion, an increase 3.9% from Rp198.484 billion in 2017
	a.	Current Assets

Current assets position reached Rp43,268 billion as of December 31, 2018,  decrease by Rp4.293 billion or 9.0% from Rp47,561 billion as at 31 December 2017. The decrease in the current assets is mainly due to:

		•	Decrease in cash and cash equivalent by Rp7,706 billion or 30.6% due to dividend payments, capital expenditure and bank debt payments,
		•	Decrease in other receivables by Rp869 billion or 40.0% due to a decrease in available financial assets for sale,
		•	Decrease in prepaid tax Rp312 billion or 34.4%.

These decrease were offset by:
		•	increase in trade receivables amounted to Rp2,192 billion or 23.8% due to an increase in trade receivables from third parties amounting to Rp1,611 billion,
		•	increase in prepaid taxes by Rp 802 billion or 41.2% due to an increase in prepaid value added tax,
		•	Increase in other current financial asset by Rp799 billion or 11,1%,
		•	increase in other receivables amounted to Rp385 billion or 112.6%,
		•	increase in available-for-sale assets was Rp330 billion or 3,300.0%.

	b.	Non Current Assets
As of December 31, 2018, non-current assets reached Rp162,928 billion, increase by Rp12,005 billion or 8.0% compared to Rp150,923 billion in 2017. Increase in non-current assets is mainly caused by:
		•	Increase in fixed assets of Rp13,077 billion or 10.0% was in line with the increase in infrastructure development,
		•	Increase in intangible assets was Rp1,502 billion or 42.5% due to an increase in goodwill from the acquisition of Swadharma Sarana Informatika, Collega Inti Pratama and Telin Malaysia, and
		•	Increase in long-term investments amounted to Rp324 billion or 15.1% due to the acquisition of Cellum and other long-term investments.

The increase is compensated by:
		•	Decrease in other non-current assets was Rp2,598 billion or 21.2%, which was largely due to a decrease in advances for the purchase of fixed assets,
		•	Decrease in deferred tax assets by Rp300 billion or 10.7%.

2.	Liabilities
Telkom and its subsidiaries have liabilities as of December 31, 2018 with a total of Rp88,893 billion, increase by 2.9% from Rp86,354 billion in 2017.
	a.	Current Liabilities

As of December 31, 2018, TelkomGroup's current liabilities position reached Rp46,261 billion, increase by 2.0% compared to Rp45,376 billion as of December 31, 2017. The increase in Telkom's current liabilities was mainly due to:

•

Increase in short-term bank loans amounted to Rp1,754 billion or 76.6% which was partly due to an increase in short-term bank loans from third parties, namely DBS and MUFG Bank, for working capital needs for Telkom and its subsidiaries,

		•	Increase in current maturites of long-term borrowing by Rp1,087 billion or 20.9% due to current maturities of bonds and notes amounting to Rp525 billion, and
		•	Increase in advances from customers by Rp329 billion or 26.5%.

The increase is compensated by:
		•	Decrease in tax payable of Rp1,610 billion or 57.7% was due to a decrease in value added tax in subsidiaries,
		•	Decrease in trade payables by Rp808 billion or 5.2% was due to a decrease in payables to third parties by Rp905 billion, and
		•	Decrease in unearned incomes by Rp237 billion or 4.4%.

	b.	Non-Current Liabilities

Telkom and its subsidiaries non-current liabilities position as of December 31, 2018 reached Rp42,632 billion increase by Rp1,654 billion or 4.0% from Rp40,978 billion as of December 31, 2017. The increase in TelkomGroup's long-term liabilities was due by:

•

Increase in long term loans and other borrowings amounted to Rp5,774 billion or 20.6% due to an increase in bank loans by Rp4,859 billion, bond and notes by Rp974 billion and other borrowing by Rp754 billion. This increase was offset by a decrease in obligation under finance lease of Rp672 billion and two step loans of Rp141 billion,

		•	Increase in deferred tax liabilities was Rp319 billion or 34.2%.

This increase was offset by a decrease in pension benefits and other post-employment benefits obligations of Rp4,640 billion or 45.5% due to a decrease in pension benefits by Rp2,405 and post-employment health benefits by Rp2,224.

3.	Equity

TelkomGroup recorded total equity increased by Rp5,173 billion or 4.6% from Rp112,130 billion as of December 31, 2017 to Rp117,303 billion as of December 31, 2018. The increase in total equity was mainly due to retained earnings balance increasing by Rp6,099 billion or 7.2% due to an increase in total comprehensive income for the year attributable to the owners of the parent entity to Rp22,844 billion. The increase was offset by a decrease in non-controlling interests by Rp1,024 billion.

PROFIT AND LOSS OVERVIEW

Based on the Consolidated Financial Statements of Telkom and Subsidiaries in 2019, consolidated revenues was Rp135,567 billion (US$9,765 million), or grew positive by 3.7%  from the previous period consolidated revenues. Revenue growth in 2019 was contributed by positive digital business revenue growth due to the increase in internet and cellular data revenues by 23.3%  and an increase in IndiHome revenues by 28.1%. Whereas the legacy business in 2019 grew negatively, which was contributed by a decrease in telephone revenue by 16.8%  and SMS revenue by 23.1%. This is in line with changes in the pattern of society communication towards the era of digital communication.

Furthermore, the total expense of Telkom and its subsidiaries in 2019, was Rp93,913 billion (US$6,765) or an increase by 1.0% compared to the previous year. This was mainly due to an increase in depreciation and amortization expenses in 2019, grew positive by 8.3%  or  Rp1,772 billion, from Rp21,406 billion in 2018 to Rp23,178 billion.

The difference in the total revenue and expense transactions during 2019 resulted in a net profit of Rp18,663 billion (US$1,344 million), grew  by 3.5%, and EBITDA of Rp64,832 billion, grew  by 9.5% compared to the previous year.

Telkom and its subsidiaries' comprehensive income statement for three years is presented in the following table.

(Expense)
Table of Comprehensive Income	Growth	Years ended December 31,
	2019-2018	2019		2018	2017
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	3.7	135,567	9,765	130,784	128,256
Telephone Revenus	(16.8)	27,978	2,015	33,626	41,004
Cellular	(17.6)	25,090	1,807	30,431	37,246
Fixed Line	(9.6)	2,888	208	3,195	3,758
Interconnection Revenues	15.1	6,286	453	5,463	5,175
Data, Internet and Information Technology Revenues	11.0	72,788	5,243	65,552	60,131
Celluler internet and data	23.3	55,675	4,010	45,154	37,961
Short Messaging Service (SMS)	(23.1)	7,063	509	9,185	13,192
Internet, data communication and information technology services	(13.1)	9,027	650	10,386	8,645
Others	23.7	1,023	74	827	333
Network Revenues	8.3	1,848	133	1,707	1,857
IndiHome Revenues	28.1	18,325	1,320	14,310	11,326
Other Telecommunications Revenues	(17.6)	8,342	601	10,126	8,763
Sales of peripherals	(40.1)	1,109	80	1,851	2,292
Telecommunication tower leases	36.3	1,239	89	909	796
Call center service	(24.0)	800	58	1,052	970
E-payment	26.1	566	41	449	505
E-health	(7.1)	523	38	563	470
CPE and terminal	19.4	1,732	125	1,450	536
Others	(38.4)	2,373	170	3,852	3,194
Expenses	1.0	93,913	6,765	93,009	84,093
Depreciation and Amortization Expenses	8.3	23,178	1,670	21,406	20,446
Operations, Maintenance and Telecommunication Services Expenses	(3.6)	42,226	3,042	43,791	36,603
Operations and Maintenance	(3.2)	24,410	1,758	25,214	22,577
Radio frequency usage charges	4.8	5,736	413	5,473	4,276
Leased lines and CPE	(6.5)	4,793	345	5,125	2,607
Concession fees and USO charges	3.2	2,370	171	2,297	2,249
Cost of sales of handset	(40.4)	1,109	80	1,860	1,544
Electricity, gas and water	4.9	1,102	79	1,051	1,037
Cost of SIM cards and vouchers	(19.2)	618	45	765	914
Vehicles rental and supporting facilities	12.8	466	34	413	301
Tower leases	33.5	641	46	480	472
Insurance	27.5	246	18	193	294
Others	(20.1)	735	53	920	332

(Expense)
Table of Comprehensive Income	Growth	Years ended December 31,
	2019-2018	2019		2018	2017
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Personnel Expenses	(1.3)	13,012	937	13,178	13,529
Salaries and related benefits	(1.6)	7,945	572	8,077	7,821
Vacation pay, incentives and other benefits	7.5	3,538	255	3,292	3,339
Pension benefit cost	(25.0)	840	61	1,120	1,700
Long Service Award (LSA) Expense	80.1	290	21	161	255
Net periodic post employment health care benefits cost	(50.1)	167	12	335	276
Other employee benefit cost	20.4	136	10	113	62
Other post-employment benefit cost	3.1	33	2	32	42
Others	31.3	63	4	48	34
Interconnection Expenses	18.5	5,077	366	4,283	2,987
Marketing Expenses	(11.6)	3,724	268	4,214	5,268
General and Administrative Expenses	9.1	6,696	482	6,137	5,260
General Expenses	(7.8)	1,653	119	1,792	1,449
Provision for impairment of receivables	32.4	2,283	164	1,724	1,494
Training, education and recruitment	(0.4)	461	33	463	531
Collection expenses	12.1	176	13	157	135
Travelling	(1.2)	410	30	415	475
Professional fees	(3.6)	793	57	823	498
Meeting	18.5	276	20	233	241
Social contribution	10.5	200	14	181	197
Others	27.2	444	32	349	240
Loss (Gain) on foreign exchange-net	(226.5)	86	6	(68)	(51)
Other Income (Expense)	(17.6)	826	59	1,002	(281)
Operating Profit	9.1	42,394	3,054	38,845	43,933
Finance Income	7.7	1,092	79	1,014	1,434
Finance Costs	20.9	(4,240)	(306)	(3,507)	(2,769)
Share of profit of associated companies	(413.2))	(166)	(12)	53	61
Impairment of associated companies	-	(1,172)	(84)	-	-
Profit Before Income Tax	4.1	37,908	2,731	36,405	42,659
Income Tax (Expense) Benefit	9.4	(10,316)	(743)	(9,426)	(9,958)
Profit for the Year	2.3	27,592	1,988	26,979	32,701
Other comprehensive income (expenses) - net	144.4	(2,192)	(158)	4,942	(2,332)
Net comprehensive income for the year	(20.4)	25,400	1,830	31,921	30,369
Profit for the year attributable to owners of the parent company		18,663	1,344	18,032	22,145
Profit for the year attributable to non-controlling interest		8,929	644	8,947	10,556
Net comprehensive income attributable to owner of the parent company		16,624	1,197	22,844	19,952
Net comprehensive income for the year attributable to non-controlling interest		8,776	633	9,077	10,417

Profit and Loss Comparison

Composition of Revenues and Expenses for the last three years can be seen in the following diagram

Revenues Composition 2017-2019 (Rp billion)

Expenses Composition 2017-2019 (Rp billion)

Comparison of Profit and Loss  for The Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

1.	Revenues

Telkom and its subsidiaries recorded revenues in 2019 of Rp135,567 billion (US$9,765 million), increase by 3.7% or Rp4,783 billion, from Rp130,784 billion in 2018. The increase was mainly due to increase in data, internet, and information technology services revenues, as well as IndiHome revenues.

	a.	Cellular Telephone Revenues

From the total revenue of TelkomGroup in 2019, cellular voice revenue contributed revenue of 18.5%. The cellular voice revenue grew negatively from Rp30,431 billion in 2018 to Rp25,090 billion (US$1,807 million) in 2019, or decreased by 17.6%. In recent years, revenue from cellular voice continues to experience negative growth inline with the changing behaviour of society in the use of Over The Top (OTT) services that provide communication facilities and become a substitute product for cellular services.

	b.	Fixed Lines Telephone Revenues

Fixed lines telephone revenues grew negative in 2019 by Rp307 billion or 9.6%, from Rp3,195 billion in 2018 to Rp2,888 billion (US$208 million). Negative growth is inevitable as a result of increased in mobile connectivity trends.

	c.	Data, Internet and Information Technology Services Revenues

Data, internet and information technology services was the biggest contributed to TelkomGroup's total revenue in 2019, amounting to Rp72,788 billion (US$5,243 million). The amount increased by 11.0% or Rp7,236 billion from Rp65,552 billion in 2018. Revenues from these business activities contributed 53.7% of the consolidated revenues for the year ended December 31, 2019.

Increase in data, internet and information technology services revenues mainly due to increase in celluler internet and data revenue by Rp10,521 billion or 23.3% due to growth in data usage by 54% with total usage 6,715,227 TB.

The increase was compensated by:
• Decrease in SMS revenue by Rp2,122 billion or 23.1% due to the changing behaviour from SMS to over the top (OTT) services and
• Decrease in internet, data communication and information technology services revenue by Rp1.359 billion or 13.1% due to decrease in enterprise business due to reducing service that has lower margin.

	d.	Interconnection Revenues

TelkomGroup receives interconnection revenue from Telkom's fixed line telephone, including from international direct services from IDD 007 as well as Telkomsel's cellular network. In 2019, Telkom and its subsidiaries recorded interconnection revenues increased by Rp823 billion or 15.1% from Rp5,463 billion in 2018 to Rp6,286 billion (US$453 million) in 2019. The increase was mainly due to increase in international voice service.

	e.	Network Revenues

In 2019, TelkomGroup recorded positive growth in network revenues by Rp141 billion or 8.3%, from Rp1,707 billion in 2018 to Rp1,848 billion (US$133 million) in 2019. The positive growth occurred due to increase in VSAT revenues from Enterprise segment.

	f.	IndiHome Revenues

IndiHome revenues recorded positive growth by Rp4,015 billion or 28.1%, from Rp14,310 billion in 2018 to Rp18,325 billion (US$1,320 million) in 2019. The positive growth was inline with increase in IndiHome subscriber by 37.2% from 5.1 million to 7.0 million.

	g.	Other Telecommunication Services Revenues
Other telecommunications services revenues decrease by Rp1,784 billion or 17.6% in 2019. Total revenues in 2019 were Rp8,342 billion (US$601 million), decrease from Rp10,126 billion in 2018, due to:
• Decrease in other revenues by Rp1,479 billion or 38.4%, mainly due to decrease in device and construction revenue from TelkomInfra by Rp1,126 billion, and
• Decrease in sales of peripheral by Rp742 billion or 40.1%, inline with business strategy to reduce servise that has low margin.
These decreases were compensated by the increase in tower lease by Rp330 billion or 36.3% inline with the increase in tenant number.

2.	Expense
Total expenses increased from Rp93,009 billion in 2018, increase by Rp904 billion or 1.0% to Rp93,913 billion (US$6,765). This increase was mainly due to:
	a.	Operation, Maintenance and Telecommunication Service Expense

TelkomGroup recorded operating expenses, maintenance and telecommunications services at 45.0% of the total expenses in 2019, or valued at Rp42,226 billion (US$3,042 million). This expense decreased by Rp1,565 billion or 3.6% from the previous year. This decrease was mainly due to:

• Decrease in operating and maintenance expenses by Rp804 billion or 3.2% was in line with decrease in revenues from Telkom Sigma and Telkom Infra,
• Decreased in cost of sales of the handset by Rp751 billion or 40,4%, inline with the decrease in sales of peripheral revenues,
• Decreased in leased line and CPE expenses by Rp332 billion or 6.5%, inline with the decrease in enterprise segment revenue in providing end-to-end IT Solutions.

This decrease was compensated by an increase in radio frequency usage charges expenses by Rp263 billion or 4.8% related to annual payment of performance bonds for the 2.1GHz frequency band and 2.3 GHz by Telkomsel.

	b.	Depreciation and Amortization Expense

In 2019, depreciation and amortization expenses increase by Rp1,772 billion or 8.3%, from Rp21,406 billion in 2018 to Rp23,178 billion (US$1,670 million). This increase mainly due to increase in the total property and equipment as well as intangible asset in 2019.

	c.	Personnel Expense

Personnel expenses decrease by Rp166 billion or 1.3% from Rp13,178 billion in 2018 to Rp13,012 billion

(US$937 million) in 2019. This decrease mainly due to decrease in pension benefit cost expense by Rp280 billion or 25.0%, mainly as a result of decrease in net periodic pension benefit cost having been incurred in 2019. The decrease was compensated by an increase in Vacation pay, incentives and other benefits by Rp246 billion or 7.5%.

	d.	Interconnection Expense

Interconnection expenses increase by Rp794 billion or 18.5%, from Rp4,283 billion in 2018 to Rp5,077 billion (US$366 million) in 2019. This increase inline with an increase in interconnection revenues.

	e.	Marketing Expense

Marketing expenses in 2019, decrease by Rp490 billion or 11.6%, from Rp4,214 billion in 2018 to Rp3,724 billion (US$268 million) in 2019. The decrease in marketing expenses mainly occurred at Telkomsel in line with an effective marketing strategy.

	f.	General and Administrative Expense

General and administrative expenses increase by Rp559 billion or 9.1%, from Rp6,137 billion in 2018 to Rp6,696 billion (US$482 million) in 2019. The increase was mainly due to increase in provision for impairment of receivables by Rp559 billion or 32.4% from Telkom Metra and PINS.

3.	Gain (Loss) on Foreign Exchange-net
The impact of exchange rate fluctuations in 2019 is a foreign exchange loss of Rp86 billion (US$6 million) in 2019, compared to a foreign exchange gain of Rp68 billion in 2018.

4.	Other Income (Expense)
Other Income decrease by Rp176 billion or 17.6% from Rp1.002 billion in 2018 to Rp826 miliar in 2019.

5.	Operating Profit and Operating Profit Margin

From the various transactions in 2019, it drive the positive growth in  operating profit by Rp3,549 billion, or 9.1% compared to the previous year. Operating profit in 2019 amounted of Rp42,394 billion (US$3,054 million), with operating profit margin of 31.3% compare to 29.7% in 2018.

6.	Profit Before Income Tax and Pre-Tax Margin

Telkom and its subsidiaries recorded increase in profit before tax  by Rp1,503 billion or 4.1%, from Rp36,405 billion in 2018 to Rp37,908 billion (US$2,371 million) in 2019. Pre-tax margin increased from 27,8% in 2018 to 28.0% in 2019.

7.	Income Tax Expense

Income tax expense in 2019 increased by Rp890 billion, or 9.4%, from Rp9,426 billion in 2018 to Rp10.316 billion (US$743 million) in 2019. This increase in line with the increase in profit before income tax.

8.	Other Comprehensive Income (Expense)

In 2019, Telkom had other comprehensive expense of Rp2,192 billion (US$158 million), while other comprehensive income of Rp4,942 in previous year. This expense came from defined benefit actuarial loss of Rp2,109 billion.

9.	Profit for The Year Attributable to Owners of The Parent Company
Profit for the year attributable to owners of the parent entity increased by Rp631 billion or 3.5%, from Rp18,032 billion in 2018 to Rp18,663 billion (US$1,344 million) in 2019.

10.	Profit for The Year Attributable to Non-Controlling Interest
Profit for the year attributable to non-controlling interests grew negative by Rp18 billion or 0.2%, from Rp8,947 billion in 2018 to Rp8,929 billion (US$644 million) in 2019.

11.	Total Comprehensive Income for The Year
Total comprehensive income for the year amounted of Rp25,400 billion (US$1,830 million), decrease by Rp6,521 billion or 20.4%, from Rp31,921 billion in 2018.

12.	Net Income per Share
In 2019, net income per share amounted of Rp188.40, increase by Rp6.37 or 3.5%, from Rp182.03 in 2018.

Comparison of Profit and Loss for The Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

1.	Revenues

TelkomGroup recorded an increase in revenue of Rp2,528 billion, or 2.0%, from Rp128,256 billion in 2017 to Rp130,784 billion in 2018. The increase was mainly due to data, internet and information technology services revenues.

	a.	Cellular Telephone Revenues

Cellular voice revenues accounted for 23.3% of the 2018 consolidated revenues. Cellular telephone revenues decreased by Rp6,815 billion, or 18.3%, from Rp37,246 billion in 2017 to Rp30,431 billion in 2018 This decline is caused by the fact that customers prefer to use Over the Top service, which is a substitute for cellular services.

	b.	Fixed Lines Telephone Revenues

Fixed lines telephone revenues increased by Rp563 billion, or 15.0%, from Rp3,758 billion in 2017 to Rp3,195 billion in 2018 due to decreased use of voice services due to cannibalization of cellular services.

	c.	Data, Internet and Information Technology Services Revenues

Telkom and its subsidiaries obtained data, internet and information technology services revenues of Rp65,552 billion in 2018, increase by Rp5,421 billion or 9.0% from Rp60,131 billion in 2017. Revenues from these business activities accounted for 50.1% of the consolidated revenue for the year ended December 31, 2018. The increase in data, internet and information technology services revenues was mainly contributed by:

• An increase in cellular internet and data revenue by Rp7,193 billion or 18.9% triggered by 101.7% growth in data usage to 4,373,077 TB,
• An Increased internet, data communications and information technology services revenue by Rp1,741 billion or 20.1% due to due to increase in IT services revenues from Enterprise segment, and
• Increase in other revenue by Rp494 billion or 148.3%.
This increase is compensated by:
• A decrease in SMS revenues of Rp4,007 billion or 30.4% due to Over The Top (OTT) services.

	d.	Interconnection Revenue

Telkom and its subsidiaries' interconnection revenues consist of interconnection revenues from TelkomGroup fixed line telephone and interconnection revenues from Telkomsel's cellular network. Interconnection revenues include international incoming international direct lines from IDD 007 services. Interconnection revenues in 2018 increased by Rp288 billion or 5.6% from Rp5,175 billion in 2017 to Rp5,463 billion in 2018, due to an increase in revenue from voice traffic services that target and take up the niche of the global transit market by flowing traffic between countries.

	e.	Network Revenues
The network revenues decreased by Rp150 billion or 8.1%, from Rp1,857 billion in 2017 to Rp1,707 billion in 2018.

	f.	IndiHome Revenues

IndiHome revenues recorded positive growth by Rp2,984 billion or 26.3%, from Rp11,326 billion in 2017 to Rp14,310 billion in 2018. Positive growth inline with increase in IndiHome subscriber by 72.1% from 2.9 million to 5.1 million.

	g.	Other Telecommunication Services Revenues
Other telecommunications services revenues increased by Rp1,363 billion or 15.6%, from Rp8,763 billion in 2017 to Rp10,126 billion in 2018. The increase was mainly due to:
• Increase in CPE and terminal revenues by Rp914 billion or 170.5% came from ICT solutions for enterprise customers, and
• Increase in other revenue was Rp658 billion or 20.6%.
Increase was offset by a decrease in sales of peripheral by Rp441 billion or 19.2%.

2.	Expense
Total expenses increased by Rp8,916 billion or 10.6%, increase from Rp84,093 billion in 2017 to Rp93,009 billion in 2018.
	a.	Operations, Maintenance Telecommunication Service Expense

Operations, maintenance and telecommunication service expenses contributed 47.1% from the total of  Company’s expenses. Operations, maintenance and telecommunication service expenses increased by Rp7,188 billion, or 19.6%, from Rp36.603 billion in 2017 to Rp43,791 billion in 2018. This increase was primarily attributable to the following:

• An increase in operations and maintenance expenses by Rp2,637 billion, or 11.7%, due to an increase in expenses related to network maintenance to improve broadband services, both cellular and fixed,
• An increase in leased lines and CPE expenses was Rp2,518 billion or 96.6%, in line with the increase in enterprise segment revenue in providing end-to-end IT Solutions,
•

An increase radio frequency usage charges expenses by Rp1,197 billion or 28.0% related to performance bond payments annually by Rp20 billion and Rp1,030 billion, respectively for the 2.1 GHz and 2.3 GHz frequency bands by Telkomsel,

• An increase in others expense by Rp588 billion or 177.1%, and
• An increase in cost of handset sales by Rp316 billion or 20.5%

This increase was offset by a decrease in the cost of SIM card and voucher sales by Rp149 billion or 16.3% due to a decrease in card production and distribution costs because the application of the SIM Card registration that changed the sales business model would be more oriented to the sale of pulse reload packages rather than SIM Card.

	b.	Depreciation and Amortization Expense
Depreciation and amortization expenses increased by Rp960 billion or 4.7%, from Rp20,446 billion in 2017 to Rp21,406 billion in 2018 in line with the increase in the value of fixed assets.

	c.	Personnel Expense

Personnel expenses contributed 14.2% from the  total expenses. This expense decreased by Rp351 billion or 2.6%,  from Rp13,529 billion in 2017 to Rp13,178 billion in 2018. The decrease came from a decrease in pension expenses by Rp580 billion or 34.1% because this year there were no past service costs such as 2017. The decrease was offset by an increase in salaries and related benefits by Rp256 billion or 3.3%.

	d.	Interconnection Expense
Interconnection expense increased by Rp1,296 billion, or 43.3%, from Rp2,987 billion in 2017 to Rp4,283 billion in 2018 in line with increased in usage charges revenues.

	e.	Marketing Expense

Marketing expenses decreased by Rp1,054 billion, or 20.0%, from Rp5,268 billion in 2017 to Rp4,214 billion in 2018 because the marketing program strategy is effective and efficient, especially in cellular services as the sales business model will be more oriented towards selling top-up credit packages rather than selling starter packs.

	f.	General and Administration Expense
General and administrative expenses increased by Rp877 billion, or 16.7%, from Rp5,260 billion in 2017 to Rp6,137 billion in 2018. This increase primarily due to:
• Increase in general expenses by Rp343 billion or 23.7%,
• Increased professional services expenses by Rp325 billion or 65.3%, and
• Increase in the provision for impairment of receivables by Rp230 billion or 15.4%.

3.		Gain (Loss) on Foreign Exchange-net
Gain on foreign exchange – net amounted to Rp68 billion in 2018 compared to Rp 51 billion in 2017.

4.		Other Income (Expense)
In 2018, TelkomGroup other income was Rp1,002 billion. While in 2017, It had other expenses of Rp281 billion.

5.		Operating Profit and Operating Profit Margin

With the various increases and decreases in the transactions mentioned above, TelkomGroup recorded a decrease in operating profit of Rp5,088 billion, or 11.6%, from Rp43,933 billion in 2017 to Rp38,845 billion in 2018. Operating profit margins decreased from 34 , 3% in 2017 to 29.7% in 2018.

6.		Profit Before Income Tax and Pre-Tax Margin

Telkom and its subsidiaries recorded profit before income tax decreased by Rp6,254 billion or 14.7%, from Rp42,659 billion in 2017 to Rp36,405 billion in 2018. Profit before income tax margin decreased from 33.3% in the year 2017 will be 27.8% in 2018.

7.		Income Tax Expense
Income tax expense decreased by Rp532 billion, or 5.3%, from Rp9,958 billion in 2017 to Rp9,426 billion in 2018, inline with the increase in profit before income tax.

8.		Other Comprehensive Income (Expense)
In 2018, other comprehensive income amounted to Rp4,942 billion while in the previous year, Telkom’s recorded other comprehensive expense amounted to Rp2,332 billion.

9.		Profit for The Year Attributable to Owners of The Parent Company
Profit for the year attributable to owners of the parent Company decreased by Rp4,113 billion, or 18.6%, from Rp22,145 billion in 2017 to Rp18,032 billion in 2018.

10.		Profit for The Year Attributable to Non-Controlling Interest
Profit for the year attributable to non-controlling interest decreased by Rp1,609 billion, or 15.2%, from Rp10,556 billion in 2017 to Rp8,947 billion in 2018.

11.		Net Comprehensive Income of The Year
Net Comprehensive income for the year increased by Rp1,552 billion, or 5.1%, from Rp30,369 billion in 2017 to Rp31,921 billion in 2018.

12.		Net Income per Share
Net income per share decreased by Rp41.52 or 18.6%, from Rp223.55 in 2017 to Rp182.03 in 2018.

CASHFLOW OVERVIEW

The following tables presents the information about the consolidated cash flow, in accordance with the Consolidated Financial Report from 2017 to 2019.

Cash Flow Table	Growth	Years ended December 31,
	2019-2018	2019		2018	2017
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Net Cash
provided by operating activities	20.3	54,949	3,958	45,671	49,405
used in investing activities	2	(35,791)	(2,578)	(35,090)	(33,007)
used in financing activities	(1.1)	(18,247)	(1,314)	(18,458)	(21,052)
Net increase in cash and cash equivalents	(111.6)	911	66	(7,877)	(4,654)
Effect of exchange rate changes on cash and cash equivalents	(163.2)	(108)	(8)	171	32
Cash and cash equivalents at beginning of year	(30.6)	17,439	1,256	25,145	29,767
Cash and cash equivalents at end of year	4.6	18,242	1,314	17,439	25,145

Cashflow Comparison

The composition of cash inflow and outflow for the last three years is shown in the following diagram.

Composition of cash inflow 2017-2019 (Rp billion)

Composition of cash outflow 2017-2019 (Rp billion)

Comparison of Cash Flow for Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

As of December 31, 2019, TelkomGroup recorded total cash and cash equivalents of Rp18,242 billion or US$1,314 million. When compared to the previous year's total cash and cash equivalents of Rp17,439 billion, the amount increased by Rp803 billion or 4.6%.

Then, the biggest cash receipts in 2019 came from operating activities of Rp138,673 billion, which is 82.2% of the total cash receipts of Telkom and its subsidiaries. The other cash receipts, was Rp26,583 billion, came from financing activity which contributed 15.8% of total cash receipts. While cash receipts from investments have the smallest contribution of 2.0% with the amount of Rp3,333 billion.

In terms of cash disbursements, 49.9% of the total cash disbursements or Rp83,724  billion is used for operational activities. Other cash expenditures for financing and investment activities were Rp44,830 billion and Rp39,124 billion, or 26.7% and 23.4% of total cash disbursements.

The following is a more detailed description of the cash flow performance of Telkom and its subsidiaries for the 2019 reporting period.

1.	Cash Flow from Operating Activities
Net cash flow from operating activities recorded in 2019 was Rp54,949 billion (US$3,958 million), compared to the previous year of Rp45,671 billion.

Cash receipts from operating activities in 2019 were recorded at Rp138,673 billion, increase by 5.5% or Rp7,204 billion from Rp131,469 billion received in 2018. The cash receipts were obtained from:
	•	Total cash receipts from customers and other operators of Rp135,372 billion,
	•	Interest income received of Rp1,093 billion,
	•	Tax refund receipts of Rp1,446 billion, and
	•	Other cash receipts – net of Rp762 billion.

On the other hand, cash disbursements for operating activities in 2019 were recorded of Rp83,724 billion. Compared to cash disbursements of Rp85,798 billion in 2018, cash disbursements in 2019 decreased by 2.4% or Rp2,074 billion. The cash disbursement is used for activities:

	•	Cash payment for expenses of Rp56,787 billion,
	•	Cash payments to employees of Rp11,370 billion,
	•	Payment of corporate and final income taxes of Rp10,348 billion,
	•	Payment of interest costs of Rp4,358 billion, and
	•	Cash payment for value-added tax of Rp861 billion.

2.	Cash Flow from Investing Activities

Telkom and its subsidiaries booked net cash flow for investment activities of minus Rp35,791 billion (US$2,578 million) in 2019, compared to net cash flow for investment activities in the previous year which was recorded at minus Rp35,090 billion.

Cash receipts from investment activities in 2019 were recorded increase by 246.5% or Rp2,371 billion, from Rp962 billion in 2018 to Rp3,350 billion in 2019. Cash receipts came from:
	•	Proceeds from the sale of property and equipment of Rp1,496 billion,
	•	Placement in other financial assets of Rp1,147 billion,
	•	Proceeds from divestment of subsidiaries of Rp395 billion,
	•	Proceeds from insurance claims of Rp197 billion,
	•	Increase in advance and other assets of Rp87 billion and
	•	Dividend received from associated company of Rp11 billion.

Telkom and its subsidiaries booked investment activity cash disbursements in 2019 of Rp39,124 billion, increase by 8.5% or Rp3,072 billion from cash disbursements of investment activities in the previous year of Rp36,052 billion. The cash disbursement is used for activities:

	•	Purchase of property and equipment of Rp35,218 billion,
	•	The purchase of intangible assets of Rp2,008 billion,
	•	Acquisition of businesses – net of acquired cash of Rp1,166 billion, and
	•	The additional contribution on long-term investments of Rp732 billion.

3.	Cash Flows from Financing Activities

As of December 31, 2019, TelkomGroup's net cash flow recorded related to financing activities was minus Rp18,247 billion (US$1,314 million), compared to the previous reporting period of minus Rp 18,458 billion.

Cash receipts from financing activities in 2019 were recorded at Rp26,583 billion, decrease by 24.9% or Rp8,815 billion than Rp35,398 billion received in 2018. The cash receipts came from:
	•	Proceeds from loans and other borrowings of Rp26,524 billion, and
	•	Proceeds from issuance of new shares of subsidiaries of Rp59 billion.

Then, in 2019, Telkom and its subsidiaries recorded cash expenditures for financing activities amounting of Rp44,830 billion, which decreased by 16.8%  or Rp9,026 billion from Rp53,856 billion in the previous year. Cash disbursement is used for activities:

	•	Cash dividends paid to the Company's stockholder and non-controlling interest subsidiaries of Rp16,229 billion and Rp9,618 billion respectively, and
	•	Repayment of loan and other borrowings of Rp18,983 billion.

Comparison of Cash Flows for the Years Ended 31 December, 2018 Compared to the Years Ended 31 December, 2017

Telkom and its subsidiaries have total cash and cash equivalents as of December 31, 2018 of Rp17,439 billion, decrease Rp7,706 billion or 30.6% compared to 2017 which was recorded at Rp25,145 billion. The largest cash receipts worth Rp131,469 billion or 78.3% came from operating activities, followed by receipts from funding activities amounting to Rp35,398 billion or 21.1% and receipts from investment activities amounting to Rp962 billion or 0.6%.

The cash received by the majority of TelkomGroup was used for operating activities of Rp85,798 billion or 48.8%, funding activities amounting to Rp53,856 billion or 30.7% and investment activities amounting to Rp36,052 billion or 20.5%.

1.	Cash Flows from Operating Activities

In 2018, Telkom recorded net cash provided by operating activities were Rp45,671 billion compared to Rp49,405 billion in 2017. Cash receipts from operating activities amounted to Rp131,469 billion, increased by Rp3,800 billion or 3.0% compared to 2017. The cash receipts came from:

	•	Cash receipts from customers and other operators of Rp127,855 billion,
	•	Interest income received of Rp1,036 billion, and
	•	Receipts for tax refund of Rp2,578 billion.

Cash disbursements from operating activities amounted to Rp85,798 billion in 2018, increased by Rp7,534 billion or 9,6% compared to 2017. The cash disbursements were used for:
	•	Cash payments for expenses of Rp54,099 billion,
	•	Cash payments for employees of Rp12,657 billion,
	•	Cash payments for corporate and final income taxes of Rp10,375 billion,
	•	Payments for interest cost of Rp3,735 billion,
	•	Cash payments for value added taxes-net of Rp3,434 billion, and
	•	Other cash (payments) receipts – net of Rp1,498 billion.

2.	Cash Flows from Investing Activities

In 2018, net cash flows used in investing activities was minus Rp35,090 billion compare to minus Rp33,007 billion in 2017. Cash receipts from investing activities amounted to Rp962 billion in 2018 compared to Rp1,550 billion in 2017. It was  decreased by Rp588 billion or 37.9%. The cash receipts came from:

	•	Proceeds from sale of property and equipment of Rp629 billion,
	•	Proceeds from other current financial assets of Rp171 billion,
	•	Proceeds from insurance claims of Rp153 billion, and
	•	Dividen received from associated companies of Rp9 billion.

Cash disbursements from investing activities was Rp36,052 billion, increased by Rp1,495 billion or 4.3% compared to Rp34,557 billion in 2017. Cash disbursements were used for:
	•	Purchases of property and equipment of Rp31,562 billion,
	•	Purchases of intangible assets of Rp2,972 billion,
	•	Increase in for purchase of property and equipment of Rp761 billion,
	•	Acquisition of businesses - net of acquired cash of Rp420 billion, and
	•	Acquisition of long-term investments of Rp337 billion.

3.	Cash Flows from Financing Activities

Net cash flows used in financing activities in 2018 was minus Rp18,458 billion compared to minus Rp21,052 billion in 2017. Cash receipts from financing activities amounted to Rp35,398 billion, which increased by Rp23,179 billion or 189.7% from Rp12,219 billion in 2017. The cash receipts came from:

	•	Proceeds from bank loans and other borrowings of Rp35,364 billion and
	•	Proceeds from issuance of new shares of subsidiaries of Rp34 billion.

In 2018, Telkom made cash disbursement for financing activities of Rp53,856 billion. Compared to Rp33,271 billion in 2017, the amount increased by Rp20,585 billion or 61.9%. The cash disbursements were used for:

	•	Cash dividends paid to the company stockholders and to non-controlling interest of subsidiaries of Rp16,609 billion, and Rp10,134 billion, and
	•	Repayment of loans and other borrowings of Rp27,113 billion.

SOLVENCY

Telkom's audited 2019 consolidated financial statements indicate Telkom has sufficient financial liquidity and the ability to pay debts. Throughout 2019, TelkomGroup can maintain the flow of funds to manage short-term and long-term debt as expected. To maintain liquidity, Telkom utilizes cash flow from various sources, including the availability of internal funds, operating profit for the year, debt instruments, bank loan facilities, or other sources that are legal by Indonesian law.

SHORT-TERM DEBT

The ability of TelkomGroup to pay short-term debt can be seen from the current ratio, quick ratio and cash ratio in 2019. These ratios are always closely monitored to ensure liquidity and availability of funds for payment of maturities short-term debt can be fulfilled. On the other hand, Telkom and its subsidiaries also need to maintain optimal liquidity and can be used productively.

In the 2019 performance period, Telkom's strategy to maintain the ability to pay short-term debt, among others, is to maintain the current ratio above the industry average current ratio and maintain the availability of loan facilities that can be withdrawn if needed.

The short-term liquidity ratio of Telkom and its subsidiaries is shown in the following table:

Ratio	2019	2018	2017
Current Ratio	71.5%	93.5%	104.8%
Quick Ratio	52.9%	66.8%	81.3%
Cash Ratio	32.2%	40.5%	60.2%

LONG-TERM DEBT

In measuring the ability to pay long-term debt, Telkom and its subsidiaries monitor the debt to equity ratio, debt to EBITDA ratio and EBITDA to interest expense ratio. Telkom and its subsidiaries' consolidated financial statements as of the end of 2019 show a debt to equity ratio of 0.44 times, debt to EBITDA ratio of 0.80 times and a ratio of EBITDA to interest expense of 15.3 times. The performance of these ratios shows the ability to pay long-term debt is good with a relatively low risk of default.

Currently, financial condition indicators are quite strong and to maintain the company's financial stability and improve the effectiveness of financing and working capital management, Telkom need to carry out a debt reprofiling strategy, which is to improve the debt profile by shifting a portion of floating interest debt to fixed interest. The main objective of this debt reprofiling effort is to reduce interest expense and exposure to interest rate fluctuations in the future. Some of the strategies that have been carried out are as follows:

•	Optimizing the use of internal funding sources to fulfill the corporate funding requirement.
•	Balance the proportion of interest rates between floating rates and fixed rates.

The following table presents data on debt to equity ratio, debt to EBITDA ratio, and EBITDA to interest expense ratio.

Ratio	2019		2018		2017
Debt To Equity Ratio	0.44	X	0.38	X	0.32	X
Debt To EBITDA	0.80	X	0.74	X	0.55	X
EBITDA to interest expense	15.3	X	16.9	X	23.3	X

For more detail, data and information regarding "Liquidity" related to discussions about Telkom and subsidiaries' debts are can be seen in notes 15 and 16 in TelkomGroup's consolidated financial statements in 2019.

CAPITAL STRUCTURE AND THE MANAGEMENT POLICIES FOR CAPITAL STRUCTURE

CAPITAL STRUCTURE

Same with the previous year, TelkomGroup has a policy to utilize funding sources from short-term debt, long-term debt, and equity.  Compared to its debt, the largest composition of TelkomGroup 's capital structure is equity.

The following tables and diagrams illustrate the composition and structure of Telkom's capital over the past three years.

Capital Structure 2017 - 2019 (Rp billion)

Capital Structure	2019		2018	2017
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Short Term	8,705	627	4,043	2,289
Long Term	43,379	3,125	40,044	33,183
Debt	52,084	3,752	44,087	35,472
Equity	99,561	7,172	98,910	92,713
Total Invested Capital	151,645	10,924	142,997	128,185

MANAGEMENT POLICY FOR CAPITAL STRUCTURE

As a public company, TelkomGroup has an interest in maintaining creditworthiness which is reflected in credit ratings and capital structure. In general, TelkomGroup's capital structure in 2019 is maintained at a debt level below the industry average reflected in the Debt to Equity ratio and the Debt to EBITDA ratio.

The policy objective of capital structure is to determine the optimal composition of funding from equity and debt as well as the basis for decision making on the addition or payment of debt, for both short and long term. In line with that, throughout 2019, TelkomGroup has continued to optimize the cost of capital (weighted average cost of capital), tax benefits, and also maintain the balance of capital structure by using financial ratios as a monitoring mechanism. TelkomGroup can renew the funding scheme if it is considered more efficient and profitable.

In 2019, TelkomGroup has a debt to capital ratio (DER) of 0.44 times, compared to 0.38 times from the previous year. Then, Telkom's debt service coverage ratio as of the end of 2019 was  2.8 times, compared to 1.9 times from 2018.

Information on management policies regarding capital management can be seen in Note 36 of TelkomGroup's 2019 Consolidated Financial Statements.

REALIZATION OF CAPITAL EXPENDITURE

Throughout 2019, TelkomGroup realize capital expenditure following the needs and strategies of the company, and to anticipate dynamic technological changes. The denomination of investment in capital expenditure is in Rupiah and US Dollar.

STRATEGY AND OBJECTIVES OF INVESTMENT IN CAPITAL EXPENDITURE

The strategy and objectives of capital expenditure investment by Telkom and its subsidiaries in 2019 refer to the company's business strategy to build infrastructure and expand business portfolios in the digital era to maintain business growth based on connectivity and digital products both in the short and long term. Besides, the sustainability of investment in capital expenditure is also important given the rapid technological changes currently in the digital era.

TYPES OF INVESTMENT IN CAPITAL EXPENDITURE

Capital expenditure carried out by Telkom can be categorized as follows:

•	Broadband services, comprising of mobile (4G) and fixed broadband access;
•	Network infrastructure, comprising of the transmission network, metro ethernet and Regional Metro Junction (RMJ), and IP backbone;
•	Data Center, IT, applications and content, as well as service node; and
•	Other supporting capital expenditures, for example tower.

AMOUNT OF INVESTMENT IN CAPITAL EXPENDITURE

The total investment realization of Telkom and its subsidiaries' capital expenditure in 2019 Rp36,585 billion or US$2,636 million, increase by 8,8% from the previous year, which was Rp 33,620 billion. The following are some of Telkom’s capital expenditure and its subsidiaries during 2019:

•	Built 23,162 BTS units.
•

Constructing submarine cable projects including SLM submarine cable (Sabang-Lhokseumawe-Medan), PATARA (North Papua) which will connect Sentani and Sarmi, and MATANUSA (Mangkajang-Takisung-Nunukan-Sangatta).

•	Purchase of 95% shares of PT Persada Sokka Tama.
•	Purchase 2,100 towers from PT Indosat Tbk.

The following table present data and information regarding the investment value of Telkom and its subsidiaries' capital expenditure in the last three years.

	Years ended December 31,
	2019		2018	2017
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Total Investment in Capital Expenditure	36,585	2,636	33,620	33,156

MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

OBJECTIVES OF MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

As a digital telecommunications company, Telkom and its subsidiaries need to make continuous investments, including for transmission and network equipment as well as other digital infrastructure. As of December 31, 2019, there were significant material commitments for investment in capital expenditure by Telkom and Telkomsel as subsidiaries. The material commitment is mostly not funding commitment, but in project agreements, as presented in the following table.

Telkom

Contracting parties	Initial date of the agreement	Significant provisions of the agreement
Telkom, TII and NEC Corporation	May 12, 2016	Procurement and Installation Agreement Sistem Komunikasi Kabel Laut (“SKKL”) Indonesia Global Gateway
Telkom and PT Datacomm Diangraha	November 19, 2018	Procurement and Installation Agreement Ekspan Metro Ethernet Platform Nokia-ALU
Telkom and PT NEC Indonesia	March 26, 2019	Procurement and Installation Agreement Radio IP Backhaul Node-B Telkomsel Platform NEC
Telkom and PT Lintas Teknologi Indonesia	April 6, 2019	Procurement and Installation Agreement Dual Wavelength Division Multiplexing ("DWDM") Platform Nokia 2018
Telkom and PT Huawei Tech Investment	September 18, 2019	Procurement and Installation Agreement OTN VCN Platform Huawei Phase II
Telkom and PT ZTE Indonesia	October 10, 2019	Procurement and Installation Agreement OLT Platform ZTE
Telkom and PT ZTE Indonesia	December 16, 2019	Procurement and Installation Agreement DWDM dan OTN Platform ZTE
Telkom and PT Pembangunan Deltamas	December 19, 2019	Land Purchase Agreement in Greenland International Industrial Center (“GIIC”) - Kota Deltamas
Telkom and PT Huawei Tech Investment	December 23, 2019	Procurement and Installation Agreement DWDM Platform Huawei
Telkom and PT ZTE Indonesia	December 27, 2019	Procurement and Installation Agreement VIMS Platform ZTE
Telkom and PT NEC Indonesia	December 31, 2019	Procurement and Installation Agreement Ekspan ISP SKKL Platform NEC Transport PoP Phase-2

Telkomsel

Contracting parties	Initial date of the agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy, and Nokia Siemens Network GmbH & Co. KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreement
Telkomsel, PT Ericsson Indonesia and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (“TSA”) for combined 2G and 3G CS Core Network
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel and PT Huawei	March 25, 2013	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel dan Wipro Limited, and PT WT Indonesia	April 23, 2013	Development and Procurement of OSDSS Solution Agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout Agreement
Telkomsel, PT NSNI, NSN Oy, PT Huawei and PT ZTE Indonesia	February 1, 2018	Procurement agreement for Ultimate Radio Network Infrastructure ROA and TSA
Telkomsel, PT Dimension Data Indonesia, and PT Huawei Tech Investment	April 1, 2018	Agreement for Mobile Network Router Infrastructure
Telkomsel, PT Sigma Solusi Integrasi, Oracle Corporation and PT Phincon	July 5, 2019	Development and Rollout Agreement (“DRA”) and Technical Support of Customet Relationship Management (“CRM”) solution System Integrator.

TII

TIIT
Contracting parties	Initial date of the agreement	Significant provisions of the agreement
Telin Hong Kong and Measat Satellite System Sdn. Bhd.	December 1, 2015	Procurement agreement on transponder leases services
Telin Singapore and LSK Engineering (S) Pte Ltd	August 1, 2019	Design and development for Singapore Data Center
TII and HKT Global Singapore Pte. Ltd.	September 12, 2019	Procurement agreement on Entitlement of PLCN Cable System

SOURCES OF FUNDS TO FULFILL OF MATERIAL COMMITMENT FOR  CAPITAL EXPENDITURE

Throughout 2019, TelkomGroup has a good level of leverage to fund capital expenditure. In the future, TelkomGroup can use internal and external funding sources, such as bank funding, debt instruments or additional share capital for investment in capital expenditure by its business planning.

DENOMINATED CURRENCIES OF MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

By its investment characteristics, Telkom uses several currency denominations in material commitment for investment in capital expenditure, namely Rupiah and foreign currency such as US Dollar, Euro, and HKD. The largest material commitment is in the Rupiah currency of Rp9,412 billion.

As of December 31, 2019, the composition of material commitments for capital expenditure in Rupiah and foreign currencies can be seen as follows:

As of December 31, 2019, the composition of material commitments for capital expenditure in Rupiah and foreign currencies can be seen as follows:
Table of Material Commitment based on Currencies	Amounts in Foreign Currencies	Equivalent in Rupiah
	(in million)	(in billion)
Rupiah		9,412
US Dollar	87.78	1,219
Euro	1.06	16
HKD	0.77	1
Total		10,648

FOREIGN CURRENCY RISK MITIGATION OF MATERIAL CONTRACTS FOR CAPITAL EXPENDITURE

The use of foreign currencies, especially in the material commitment of capital expenditure, has risks and opportunities from the volatility of the exchange rate. For this reason, Telkom determines that time deposits and receivables in foreign currencies at least 25% of short-term liabilities in foreign currencies owed. With this policy, Telkom could offsetting between gains on time deposits and receivables with exchange rate losses from material commitments for capital expenditure to minimize exchange rate risk.

A description of the material commitments for investment in capital expenditure and foreign exchange risk can be seen in Notes 33 Significant Commitment and Agreements and Notes 35 Financial Risk Management in the 2019 Consolidated Financial Statements.

RECEIVABLES COLLECTABILITY

Throughout 2019, TelkomGroup has good collectability level of receivables, as of December 31, 2019, and 2018 to the carrying amounts of trade receivables considered past due but not impaired amounted to Rp3,942  billion and Rp4,296 billion.  In 2019, the receivable turnover ratio was 11.7%,while the average collection ratio for 2019 is 31.2 days.

Analysis of TelkomGroup receivables in 2019, can be seen in the following table:

Ratio	Average Collection Duration Ratio (%)
	2019	2018	2017
Average collection ratio (days)	31.2	28.8	23.6
Receivables turnover ratio (%)	11.7	12.7	15.5

The credit risk is controlled by continuous monitoring of outstanding balance and collection. To anticipate uncollectible receivable, in 2019, Telkom has made various efforts in collecting receivables including conducting visits and face to face collection processes to customers who have large unpaid billing, cooperating with partners related to the service of collecting receivables, and actively contacting customers via telephone, mail, and e-mail.

Throughout 2019, TelkomGroup has established a provision for impairment of trade receivables based on the collective rate of historical impairment and the historical credit of individual customers. Provision for impairment of receivables in 2019 of Rp6,203 billion, bigger than the provision in 2018 of Rp 5,029 billion.

A detailed discussion of TelkomGroup's receivables can be seen in Note 5 Trade Receivables In the consolidated financial statements of Telkom and its subsidiaries in 2019.

MATERIAL INFORMATION AND FACT AFTER ACCOUNTANT REPORTING DATE

To meet the principles of transparency and accountability in carrying out good corporate governance, Telkom discloses information and material facts that occurred after the date of the accountant's report as of December 31, 2019, as follows:

No	Material Information and Facts
1	The Company will buy back its shares from public, with a maximum amount Rp1,500 billion, and will be carried out in stages since March 30, 2020 until June 29, 2020.
2	On January 11, 2020, Telkomsel paid its bank loan to Mandiri amounting to Rp3,000 billion.
3	On May 11, 2020, TII paid its bank loan to MUFG Bank amounting to US$6.7 million or equal to Rp101 billion.
4	In January 2020, the Company received tax refunds for VAT for fiscal periods February and August 2011 and January to December 2017 amounting to Rp29.6 billion and Rp747 billion, respectively.
5

On March 31, 2020, the Government issued Government Regulation in Lieu of the Republic of Indonesia Number 1 Year 2020 which stipulates, among others, reduction to the tax rates for corporate income tax payer and permanent establishments entities from previously 25% to become 22% for fiscal years 2020 and 2021 and 20% starting fiscal year 2022 and onwards, and further reduction of 3% for corporate income tax payers that fulfill certain criteria.

The new tax rates will be used as reference to measure the current and deferred tax assets and liabilities starting from fiscal year 2020.

6

Since the beginning of 2020, the spread of the COVID-19 pandemic has an impact on business activities and economic growth in Indonesia, due to restrictions on social activities. In this case, the Government has taken a number of policies to respond and anticipate the effects of this pandemic. Group has determined that this event is a non-adjusted event after the reporting period, so that these consolidated financial statements are not adjusted to the COVID-19 pandemic impact because the Government's handling process is still ongoing and cannot be determined for a period of time, so specific impacts such as on business, the revenue and recoverable value of the Group's assets and liabilities cannot be determined reliably.

The Company’s operations have and may continue to be impacted by the outbreak of COVID-19 virus which started in China and subsequently spread to other countries including Indonesia. The effect of COVID-19 virus to the global and Indonesian economy include effect to economic growth, decline in capital markets, increase in credit risk, depreciation of foreign currency exchange rates and disruption of business operation. The future effect of the outbreak of COVID-19 virus to Indonesia and the Company are unclear at this time.

A significant rise in the number of COVID-19 virus infections or prolongation of the outbreak may affect Indonesia and the Company. The Company is presently evaluating and has not yet determined the effects of COVID-19 virus on its financial statements.

As of the completion date of these financial statements, there has been decline in Rupiah foreign currency exchange rates which partially due to impact of COVID-19 virus.

To address the above conditions, management has conducted and plans to do the following:

i. Adjust some programs and initiatives in order to deliver services to customers by accelerating sales digitalization to ensure product and service availability.

ii. Maintaining the Company's cash flow to be positive and mitigate foreign exchange fluctuation.

iii. Intensify cost leadership by prioritizing programs and initiatives.

iv. Ensure IT system and networks readiness to deliver optimal customers experiences.

The explanation can be found in the 2019 Telkom Consolidated Financial Statements, particularly in Note 38 Subsequent Event.

BUSINESS PROSPECTS AND SUSTAINABILITY OF THE COMPANY

INFORMATION ON BUSINESS SUSTAINABILITY

Telkom has a Directorate of Finance responsible for conducting management assessments related to business sustainability. In 2019, the assessment was carried out using a risk management approach and refers to the COSO Framework method that was published in 2014. The results of the assessment indicate things that can affect the sustainability of Telkom's business, both from internal and external aspects, namely:

1.

The dynamics of the macro-environment that has the potential to change in a negative direction and less favorable for the digital and telecommunications industry sectors, such as poor liquidity, the uncertainty of monetary policy, and trade war.

2.	Declining reputation, especially if financial and corporate governance performance is not going well.
3.	High pressure from Over The Top (OTT) drive the decrease in legacy income faster than expected.
4.	The risk of uncertainty in digital business due to changes in the digital age is very fast.
5.	Risk of uncertainty in business development through in-organic initiatives, namely through the alliance & acquisition strategy, which requires large investments.
6.	Efforts to monetize organic investment to cover the decline in income due to OTT pressure have not met expectations.
7.	Potential failure of infrastructure operations due to various things, both by natural disasters and human activities.
8.	Increasing cyber threats to Telkom's infrastructure, applications or services.
9.	There are revenue leaks and fraud caused by SIMBOX Fraud, Toll Fraud and A2P SMS.
10.	Challenges in developing digital capability and Entropy in organizations, especially related to the performance of human resources.
11.	Changes in domestic telecommunications regulations that can cause increased expenses, lower revenue, and limit Telkom's operations.
12.

Although it has not significantly disrupted the sustainability of Telkom's business, the existence of important cases faced by Telkom needs to be continuously monitored and managed properly to avoid negative impacts in the future.

13.	Increased risks to Internal Control (ICOFR) need to be cautious in line with the development of business operations in the future.
14.

Very dynamic financial risks related to liquidity risk, fluctuating foreign exchange risk, credit risk and interest rate risk need to be managed by Telkom to prevent a negative impact on Telkom, such as the decline in the value of assets and the increase in liabilities.

In connection with the continuity of Telkom's business throughout 2019, several important events that have become a concern and can increase or decrease the risk of Telkom's sustainability include:
1.

Geopolitical turmoil that is still heating up due to trade wars between the United States and China. Tariff war, sanctions, regulatory changes in technology protection, supply chain uncertainty, and the threat of data leakage due to global competition became a serious threat to Telkom

2.

Domestically, Indonesia has carried out the 2019 elections well. Although the Election Vulnerability Index in Indonesia is quite good, investors take a cautious stance if there is political and economic instability

3.

Telkom still faces important cases from the previous year, among others related to the lawsuit of PT Citra Sari Makmur related to the termination of cooperation in the utilization of the Fixed Network and Supporting Facilities (Transponders) and heirs of H.Ali related to the land on which the location of STO Telkom Pettarani. In this case, Telkom continues to make the best legal efforts to oversee the proceedings of the lawsuit.

4.	In terms of regulations, several things that concern Telkom, namely:
• Revision of Government Regulation No.52 and 53 of 2000 related to network (backbone) sharing and frequency sharing will be counter productive to Telkom

•

The implementation of Minister of Communication and Informatics (MoCI) Regulation No. 13 of 2019 which changes the Minister of Transportation Decree No. 21 of 2001 concerning the Delivery of Telecommunications Services has the potential to change the dynamics of the telecommunications and information industry.

•

The implementation of Law No.28 of 2009 regarding Regional Taxes and Levies, specifically related to the levies of controlling telecommunications towers at a maximum of 2% of the tax object sale value (NJOP)

	•	The implementation of the Surabaya City Regional Regulation (Perda) No.5 of 2017 regarding the Implementation of Utility Networks for all telecommunications operators
•

Implementation of Government Regulation Number 71 Year 2019 regarding the Implementation of Electronic Transactions and Systems (PSTE) which states that providers of public electronic systems can place data outside the territory of Indonesia.

	•	Several other DOC regulations related to Over-The-Top (OTT) services, telecommunications joint technical infrastructure, and tariffs for providing telecommunications services.
5.

Indonesia's macroeconomic challenges that grow in the range of 5%, but still experience a budget deficit. Although Indonesia has the largest economic posture in Southeast Asia, this needs to be watched out because it can hurt national economic stability, especially in the long term.

In connection with the foregoing, the impact on Telkom is the increase in Telkom's risk profile in 2019 which includes strategic, operational and compliance risks. Also, from the financial side, Telkom has a risk of increasing uncollectible receivables.

Furthermore, in analyzing the company's business sustainability, Telkom uses several assumptions on strategic decisions making in 2019, namely:
1.

Telkom views that the community has made digital as a daily necessity. Therefore Telkom's transformation into a digital telecommunication company is a strategic policy because the potential market is open widely.

2.

Telkom sees positively the Government's objective to build a strong foundation for economic  growth through four aspects, namely high infrastructure investment, consistent budget renewal, new economic structure, and exploiting the potential of a large and stable economy.

3.

Telkom responds to global dynamics by seeing uncertainty as a risk as well as an opportunity. Macro conditions will remain volatile in different frequencies and Telkom has the ability and sufficient resources to anticipate strategically.

4.

Telkom considers that the growth of the information and communication sector in 2019 is quite good, which is around 9.41%, (source: BPS – Berita Resmi Statistik, 2020) higher than the national economic growth of 5.02%. This shows that the industrial sector is still moving forward in line with the development of the digital era.

5.

Telkom believes that since the introduction of prepaid card registration, competition between operators has become healthier with a smaller customer base, but it is more stable and shows the true market potential.

Responding to the existing dynamics, Telkom then made adjustments and decisions making to address potential issues that have a significant effect on business continuity, including:

1.

Arranging the best digital experience for customers (embracing the best in class digital customer experience), which is transforming the best experience for customers by digitally interacting at each stage, which is supported by internal company processes that are digitalized.

Telkom presents a memorable experience for customers through digital interactions that are simple, intuitive and progressive according to their hopes and needs. Customers are more intimately connected to Telkom digitally and get services according to their needs in a self-service manner, thereby increasing the performance of service delivery and increasing the number of loyal customers who will continue to use TelkomGroup services (high-value customers). The system and supporting tools are designed to be responsive and flexible to meet customer needs and allow for changes in service design dynamically that integrates with customer insight in real-time on each customer's journey. Internal processes are also transformed and tested iteratively based on customer feedback and evaluation of process performance. These activities are supported by the required standards of behavior and expertise, and Telkom continues to hone and retrain its human resources and nurture digital talents to meet these standards. Telkom will not only focus on achieving the Net Promoter Score (NPS) target but also exploit systematic feedback to action cycle to bring customer satisfaction which ultimately increases Telkom's ability to advocate customers as an integral part of its services.

2.

Intensifying the digital business (intensifying digital business), which is to continue the expansion of wide map network connectivity and improve services and digital business solutions to secure the dominance of the company in the market.

Telkom continues to intensify the digital business in line with quality sales to maintain its dominance in the market and ensure continued business growth. Broadband connectivity expansion in the business segments (enterprise & SME) and retail (home & personal) is directed so that the TelkomGroup becomes the leader in digital business. Telkom has undertaken various initiatives to reach vertical and horizontal markets in all segments through superior expertise and capabilities and synergize in an integrated manner with superior broadband services, smart infrastructure, and intermediation platforms (cloud, big data, IoT, payment, cyber security) that reliable. On the internal side, Telkom continues to improve operational effectiveness and ensure the profitability of its business lines through harmonizing customer-facing unit synergies, so that Telkom will continue to hold a competitive advantage even if its services are increasingly relevant to market needs amid disruptive industry dynamics. Inorganic initiatives, including partnerships and acquisitions, are an important part of this program, especially to strengthen capabilities and increase value as a group. In line with the dynamics in the corporate action environment, Telkom will continue to encourage smart inorganic executions to support the achievement of the 2019 target.

3.

Supporting smart initiatives to increase cost-effectiveness (driving smart initiatives on cost-effectiveness), namely executing smart initiatives that have a maximum impact on company performance through strengthening processes, compliance, system and organizational scale, and utilizing capabilities as a Group to improve company profitability.

This program encourages smart initiatives to increase the effectiveness of costs incurred to be able to deliver healthier financial performance and ensure sustainable growth. The complexity of business lines within the TelkomGroup requires a more granular approach to analyzing the cost structure and implementing these initiatives. The scope of the initiative covers various aspects, both cash and non-cash expenses, product costs (cost of product), optimization of business and organizational processes, optimization of operating and maintenance costs, procurement, taxes, interest costs, depreciation and amortization, and so on. Telkom's superiority in business scale or other bargaining position advantages are utilized to achieve cost efficiency or other benefits. The cost-effectiveness and milestone improvement program is set to cover various aspects, such as managing overhead costs, evaluating existing business models, increasing shared service operations, effectively managing the workforce, reengineering business processes, exploiting the value of synergy, and risk-sharing on partnership.

OVERVIEW OF BUSINESS PROSPECTS

Telkom believes that the opportunity to continue to grow in the future is still very promising. Data connectivity and digital services are now the basic needs of the community, and even their use has penetrated in small towns and rural areas. As for institutions and business people, digital services have become the main need to improve services and to maintain and develop their businesses. Telkom, with all of its infrastructure and facilities, is at the forefront to take these opportunities and continue to grow in the future.

For the Mobile segment, there is business potential in three focus areas, namely increasing potential growth in high-value customers, mobile solution services for the enterprise segment, and developing various digital services such as mobile financial services, games, and video. Currently, high-value customers make a significant contribution to Telkomsel's revenue. To provide the best experience to maintain loyalty while increasing the number of high-value customers, we do profiling of high-value customers and utilize big data analytics so that they can offer diverse and quality services according to their personal needs. We also develop products to meet the needs and demands of the youth segment through by.U products to fulfill their lifestyle because young people will still dominate in Indonesia demographic structure for few next years.Telkom also continues to develop innovative products and digital solutions for the enterprise segment or B2B including mobile security, NB-IoT and other cellular solutions that utilize the Telkomel myBusiness product portfolio. Meanwhile, on digital services, we focus on providing lifestyle experiences such as video, games, and music.

Along with the increasing use of smartphones, by the end of 2019 169.5 million of our customers have used smartphones (up 4.6% from last year), and it is expected to continue to grow. The wider use of smartphones will also encourage the growth of digital services & solutions where Telkomsel has prepared platforms, applications and content to anticipate the needs of these customers. Globally the cellular business is experiencing pressure on yield data (data prices per gigabytes), which in Indonesia is quite low compared to global benchmarks. This happens because the level of competition is still competitive.

In the enterprise segment, opportunities to increase business growth are still wide open. We always strive to find new sources of growth that are sustainable (recurring). One of the business lines that we will develop is the data center. We believe that the data center business has high potential demand along with the development of digital services such as e-commerce and various other digital solutions and provides a fairly good level of profitability. We also believe that the trend of digitizing business processes in corporations will continue to strengthen, as will government agencies and institutions, both central and regional. Also, the penetration of ICT services among Small and Medium Enterprises (SMEs) is still relatively low. We hope that our presence by providing ICT services can help business development among SMEs given the enormous benefits generated, and at the same time is a market opportunity for us to be able to grow together. We also actively explore opportunities for enhancing digital capabilities through inorganic activities to strengthen integrated digital services.

In the Consumer segment, opportunities to continue to grow are still wide open. Besides, the level of competition is also relatively low since fixed broadband service providers require relatively high capital expenditure requirements, which is one of the barriers to entry for newcomers or for existing operators to expand to various regions. In terms of products and services, Telkom always provides additional choices for customers by offering more varied services and products so that they can reach a wider market niche according to customer needs. Among of them, we develop Indihome Lite products that offer affordable prices to reach a wider market segment.

For the wholesale and International Business segment, by connecting the SEA-ME-WE 5 connectivity line with the SEA-US through the Indonesia Global Gateway (IGG) which is a submarine cable communication system owned by Telkom, this makes Telkom stronger in playing a role as a possible Hub Telkom provides alternative direct broadband connections between Europe, Asia, and America. We continue to develop the data center business. After 2019, TelkomGroup increases the capacity of neuCentrIX data centers in Indonesia to accommodate customer demand, we also build a new neuCentrIX data center in Jakarta which is expected to be completed in 2021. Besides, we also strengthen the tower supply business. In 2019, Telkom through Mitratel acquired 95.0% of share capital in PT Persada Sokka Tama, which has 1,017 towers located throughout Indonesia. Then, in October 2019, Mitratel signed an agreement to buy 2,100 telecommunication towers from PT Indosat Tbk. The development of towers either organically or through acquisitions will strengthen the tower business line and open up even greater opportunities, moreover, it is predicted that in the next few years new cellular technology, 5G, will need higher tower densities.

COMPARISON OF INITIAL YEAR TARGET AND THE REALIZATION

Throughout 2019, Telkom experienced revenue growth of 3.7% to Rp135,567 billion. Then Telkom's EBITDA and Net Profit in 2019 were recorded at Rp18,663 billion, with EBITDA margins and Net Profit margins of 47.8% and 13.8%. Following the business strategy aimed at strengthening the digital business, Telkom spent Rp36,585 billion on capital expenditure in 2019, especially for the development of digital business infrastructure.

Comparison between the target/projection of the beginning of the financial year with the results achieved (realization) in 2019 can be seen as follows:

Indicator	Realization In 2019	Targets In Initial 2019
Revenue Growth	Revenues grew by 3.7%.	Revenue or sales growth is above the industry average and income from digital businesses continues to increase.
EBITDA Margin and Net Income Margin	EBITDA Margin increases to 47.8% while Net Income Margin was 13.8%.

EBITDA Margin and the Net Income Margin are projected to decline slightly in line with the development of broadband infrastructure, both for mobile and cellular, accompanied by an increase in the portion of revenue from digital businesses.

Capital Expenditure	The realization of Capital Expenditures is to Rp36,585 billion, or 27% of revenue with focused investment in digital business infrastructure.	Capital Expenditure is around 25-30% of revenue with an investment focus on digital business infrastructure.

TARGETS OR PROJECTIONS FOR THE FOLLOWING YEAR

Telkom’s business activities aim to achieve sustainable growth. Telkom interprets the Framework 2020-2024 into a corporate strategy emphasizing the development of three main competency pillars as a value proposition or portfolio direction, such as digital connectivity, digital platforms, and digital services. These pillars are supported by seven other pillars that serve as delivery directions, such as portfolio optimization, technology, organization, synergy and operational excellence, individual and corporate culture, inorganic, and governance.

In 2020, Telkom targets revenue to be able to continue to grow competitively by increasing IndiHome contribution to Telkom's revenue. Also, Telkom still maintains dominance in the cellular market and aggressively develops its digital business.

For the following year, in line with Telkom's role in the digitalization era, revenue from digital business will continue to increase while revenue from voice and SMS services will decrease. With the decrease in revenue contribution from voice and SMS services, EBITDA margins are projected to decline slightly compared to the previous year.

The allocation of capital expenditure is planned around 25% of revenue for building broadband infrastructure in both cellular and fixed-line segments. In general, Telkom target for 2020 can be set out below:

Indicators	2020 Targets
Revenue Growth

Due to the impact of Covid 19, we estimate that the company can still score a slight positive growth, where we believe Indihome is growing double digit, the mobile segment through Telkomsel will print single digit growth, but the enterprise segment will again experience pressure.

EBITDA Margin and Net Income Margin

EBITDA margins and Net Income Margin are projected to decrease slightly in line with the development of broadband infrastructure, both for mobile and cellular, accompanied by an increase in the revenue portion of the digital business.

Capital Expenditure	Capital expenditure is planned to be around 25% of revenue with an investment focus on digital business infrastructure.

DIVIDEND

Dividend distribution policy is taken based on the approval of the Annual General Meeting of Shareholders (AGM) which is carried out through the Agenda of Determination on Utilization of the Company’s Net Profit.

In the past five years, Telkom's dividend policy has set dividend payout ratios ranging from 60% to 90%. For 2019 performance, Telkom will set the payment ratio, dividend amount, and final total dividend at the AGMS to be held in 2020. Dividends paid in 2019 for 2018 business performance of Rp 16,228,619 million, which includes cash dividends and special dividends. Dividend payments have been made on June 27, 2019 to the Major and Controlling Shareholders, as well as other shareholders.

The following are data and information on dividend payments from 2015 to 2019.

		Date of Dividend				Dividend
		Payment in Cash				Amount per
		and/or Date of		Dividend		Share (cash
		Dividend	Payment Ratio	Amount paid		and/or non-
Dividend		Distribution in	/ Payout ratio	per year		cash) after Stock
Year	Dividend Policy	Non-Cash	(%) 1	(Million Rp)		Split (Rp)
2014	AGMS, April 17, 2015	May 21, 2015	60	8,782,812	[2]	89.46
2015	AGMS, April 22, 2016	May 26, 2016	60	9,293,184	[3]	94.64
2016	AGMS, April 21, 2017	May 26, 2017	70	13,546,411	[4]	136.75
2017	AGMS, April 27, 2018	May 31, 2018	75	16,608,751	[5]	167.66
2018	AGMS, May 24, 2019	June 27, 2019	90	16,228,619	[6]	163.82

(1)	Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.
(2)	Consists of cash dividend amounting to Rp7,319,010 million and special cash dividend amounting to Rp1,463,802 million.
(3)	Consists of cash dividend amounting to Rp7,744,304 million and special cash dividend amounting to Rp1,548,880 million.
(4)	Consists of cash dividend amounting to Rp11,611,211 million and special cash dividend amounting to Rp1,935,200 million.
(5)	Consists of cash dividend amounting to Rp13,286,997 million and special cash dividend amounting to Rp3,321,754 million
(6)	Consists of cash dividend amounting to Rp10.819,080 million and special cash dividend amounting to Rp5,409,540 million.

REALIZATION OF PUBLIC OFFERING FUND

Telkom has issued a number of bonds currently circulating and owned by investors, with status as of December 31, 2019 as follows:

				Time	Realization of Funds
	Amount		Maturity	Periode	Balance	Year
Name of the Bond	(Rp million)	Date of Issue	Date	(year)	(Rp million)
Bond II Telkom 2010 series B	1,995,000	June 25, 2010	July 6, 2020	10	0	2011
The Shelf Registered Bonds I Telkom 2015 series A	2,200,000	June 23, 2015	June 23, 2022	7	0	2016
The Shelf Registered Bonds I Telkom 2015 series B	2,100,000	June 23, 2015	June 23, 2025	10	0	2016
The Shelf Registered Bonds I Telkom 2015 series C	1,200,000	June 23, 2015	June 23, 2030	15	0	2016
The Shelf Registered Bonds I Telkom 2015 series D	1,500,000	June 23, 2015	June 23, 2045	30	0	2016

The underwriters of the bonds are PT Bahana Sekuritas,  PT Danareksa Sekuritas, PT Mandiri Sekuritas and PT Trimegah Sekuritas, while PT Bank Permata Tbk and PT Bank Tabungan Negara Tbk as the appointed Trustee. Telkom guarantees all bonds with assets and PEFINDO gives a idAAA rating on all Telkom bonds.

In 2019, all public offering funds had been realized by the plan of the proceeds from the public offering, by recording the remaining balance is nil. For more details related to information about Bonds please see Note 15 Short-Term Bank Loans Anda Current Maturities Of Long-Term Borrowings and Note 16 Long-Term Loans And Other Borrowings to the Consolidated Financial Statements.

MATERIAL TRANSACTION INFORMATION CONTAINING CONFLICT OF INTEREST, TRANSACTION WITH AFFILIATED PARTIES, INVESTMENT, DIVESTMENT, AND ACQUISITION

Throughout the year 2019, Telkom has implemented company policies related to the review mechanism for material transactions that contain conflicts of interest; transactions with affiliates; and investment, expansion, divestment, merger, acquisition, and debt/capital restructuring transactions. This was implemented to comply with the provisions of the Financial Services Authority Regulation No.31/POJK.04/2015 regarding Disclosure of Material Information or Facts by Issuers or Public Companies and Resolution of Board of Directors of Jakarta Stock Exchange No. Kep-06/BEJ/07-2004 dated July 19, 2004, regarding Regulation Number I-E regarding Obligation of Information Submission.

Through the 2019 Annual Report, Telkom delivered the results of the review mechanism, especially for transactions that could affect stock prices or investment decisions. And the results, there were no transactions that contained conflicts of interest, whereas transactions with related parties have been carried out with the principle of business fairness and custom. The following is a review of transactions that occurred during 2019:

Transaction	Conflict of Interest (Y/N)	Affiliate Transactions (Y/N)	Explanation of Fairness of Transactions	Compliance with Related Provisions
On February 22, 2019, PT Telekomunikasi Seluler (Telkomsel) has done Non-Cash Share Subscription into PT Fintek Karya Nusantara (Finarya). The subscription is in the form of TCASH electronic money services business. After the transfer, TCASH, which was previously managed by Telkomsel, will be managed by Finarya and is changed into LinkAja.	N	Y (excluded in accordance with regulation No.IX.E)	-	Yes
March 6, 2019, a Sale and Purchase Agreement between PT Dayamitra Telekomunikasi ("Mitratel") and Shareholders of PT Persada Sokka Tama ("PST") regarding PST’s Shares has been signed. With the signing of this agreement, Mitratel will own 95% of PST shares.	N	N	-	Yes

On June 19, 2019, the Deed of Share Sale and Purchase of  Telkom's shares in Jalin amounted to 654,804 shares representing approximately 67% ownership of Jalin with a value of Rp394,589,700,000 to Danareksa

	N	Y	Fair	Yes

On June 27, 2019, Conditional Share Subscription Agreement from investors to Finarya was signed. Finarya is currently owned by Telkomsel. After all stages of share subscription were carried out, Telkomsel's total ownership in Finarya will become 25%. The parties conducting the transaction are Telkomsel, Entities in Mandiri Group, Entities in the BRI Group, Entities in the BNI Group, Jiwasraya, Entities in the Danareksa Group, Entities in Pertamina Group, Entities in BTN Group and Other Investor from State Own Enterprise.

	N	Y	Fair	Yes
On October 14, 2019, a Sale and Purchase Agreement was signed between PT Dayamitra Telekomunikasi ("Mitratel") and PT Indosat Tbk ("Indosat") on 2,100 Indosat telecommunications towers in the amount of Rp4,443,861 .000,000.	N	Y (excluded in accordance with regulation No.IX.E)	-	Yes

CHANGES IN REGULATION

Telkom has conducted a review or study of changes in laws and regulations in Indonesia in 2019, as well as the impact on the business activities of Telkom and its subsidiaries. This is carried out by Good Corporate Governance (GCG) practices. The results show that there is no change in the provisions of the laws and regulations in 2019 that have an impact on Telkom's business processes and/or management strategies, including in financial reporting or non-financial reporting aspects.

However, Telkom has an important note for the Financial Services Authority’s Regulation No.51 / POJK.03 / 2017 which regarding listed companies to issue sustainability reports starting in the year 2020. With this regulation, Telkom's mandatory reporting mechanism that covers comprehensive economic, social and environmental aspects. According to regulations, 2019 is Telkom preparation to comply with these regulations, among others in terms of capacity development and data collection mechanisms as well as report preparation.

No.	Laws and Regulations with Significant Impact	Impact on Financial Statement
1.	N/A	N/A

CHANGES IN ACCOUNTING POLICY

The preparation of Telkom and its subsidiaries' consolidated financial statements is carried out following Financial Accounting Standards (SAK) issued by the Indonesian Financial Accounting Standards Board (DSAK) and Capital Market and Financial Institution Supervisory Agency Regulation (Bapepam-LK) No.VIII.G.7 regarding "Presentation and Disclosure of Financial Statements of Issuers or Public Companies", which is attached in letter KEP 347 / BL / 2012. In addition to referring to Indonesian GAAP, as the only Indonesian company listed on the New York Stock Exchange, Telkom is also required to apply the International Financial Reporting Standard (IFRS) accounting standards based on the Securities and Exchange Commission (SEC) provisions.

During the reporting period, there were changes in accounting policies related to the adoption of IFRS 16 Leases which became effective on January 1, 2019. IFRS 16 Leases were adopted as Statement of Financial Accounting Standards (PSAK) 73 "Leases", which have been issued by DSAK and will be widely applied. in Indonesia from 1 January 2020.

No.	Accounting Policy	Reason for Change	Impact on Financial Statements
			SAK Financial Report	IFRS Financial Report
1.	IFRS 16 Leases

The lease accounting model previously set out in IAS 17: Leases requires lessee and lessor to classify their leases as finance leases or operating leases and to record the two types of leases differently. The model has been criticized for not being able to meet the needs of users of financial statements because it does not always provide an appropriate representation of rental transactions. Specifically, the model does not require lessee to recognize assets and liabilities arising from operating leases.

N/A

IFRS 16 introduces the single lessee accounting model and requires tenants to recognize assets and liabilities for all leases with a period of more than 12 months, except for low-value underlying assets. The lessee recognizes the right of use asset that represent his right to use the leased assets and lease liabilities that represent his obligation to make the lease payment.

The lessee will also separately recognize interest expense on lease liability and recognize depreciation expense on the leased assets.

An explanation of the changes in accounting policies in Telkom's financial statements for the current year is disclosed in Note 2 Summary Of Significant Accounting Policies of the Consolidated Financial Statements.

CORPORATE GOVERNANCE

147	Corporate Governance Principle and Platform
152	Corporate Governance Structure
153	Corporate Governance Assessment
154	General Meeting of Shareholders (GMS)
163	Board of Commissioners
176	Audit Committee
182	Committee for Nomination and Remuneration
186	Committee for Planning and Risk Evaluation and Monitoring
190	Board of Directors
202	Corporate Secretary
205	Internal Audit Unit
209	Internal Control System
211	Risk Management System
214	Whistleblowing System
220	The Policy of Reporting Share Ownership of Directors and Commissioners
221	Employee Stock Ownership Program
222	Significant Legal Disputes
223	Information Regarding Administrative Sanctions
224	Information Access and Company’s Public Data
225	Corporate Code of Conduct
227	Corporate Culture

CORPORATE GOVERNANCE PRINCIPLE AND PLATFORM

Since 2011, Telkom has been committed to build a strong foundation for the implementation of good corporate governance or GCG principles. This is reflected in the Resolution Letter of Board of Directors regarding GCG Group Guideline No. 602/2011 as a reference for Telkom and its subsidiaries to operate and transact according to GCG ethics and principles.

Year to years, the application of Good Corporate Governance (GCG) principles at all levels of the organization. It aims to remain maintaining and improving its accountability and performance under the expectations of the stakeholders. The implementation of GCG principles can certainly build and enhance investor confidence.

IMPLEMENTATION OF GCG BASIC PRINCIPLES

Since listing its shares on the stock exchange, Telkom has continued to ensure the development of the implementation of the basic principles of GCG in the Company.

1.	Transparency
	●	The publication of financial statements and annual reports and other material information such as the decision making process as a means for investors to access important information easily.
	●	Information access in the form of Company websites, print, and press releases, direct meetings with investors, public expose, and press gatherings.

2.	Accountability
●

The availability of charter, guide, or manual that contains the clear functions, implementation, and accountability of shareholders, the Board of Commissioners, Directors, committees, and Corporate Secretary.

	●	Implement the mechanism of check and balances of authority and role in the management of the Company.
	●	Have a clear Key Performance Indicator (KPI) and operational targets.

3.	Responsibility
	●	Comply with laws and/or tax regulations, fair competition, industrial relations, occupational health and safety, payroll standards, and other relevant regulations.
	●	Have mechanisms and procedures that regulate and evaluate compliance with applicable laws and regulations, and apply good corporate principles.
	●	Having a VP Legal and Compliance function for ensuring the fulfillment of all rules and regulations.

4.	Independency
●

To carry out professionalism within the company without a conflict of interest and free from the influence of pressures from other parties that are not appropriate with regulations and contrary to right corporate principles.

	●	Include rules/authority for corporate decision making in the board charters and the Company's Articles of Association which emphasizes independency.
●

Have additional policies in the Corporate Governance Guidelines oriented towards the principle of independency, such as conflict of interest transaction policies, the prohibition of donations from political parties, and prohibitions on affiliation.

5.	Fairness
	●	Apply the principle of equality and fairness in fulfilling the rights of stakeholders that arise based on agreements and applicable laws and regulations.
	●	Respect the rights of minority shareholders.
	●	Prohibit insider trading.
	●	Implement performance management based on a balanced scorecard.
	●	Conducting open auctions in the procurement of goods/services and implementing e-procurement.

IMPLEMENTATION OF GCG MANAGEMENT PRINCIPAL - FINANCIAL SERVICES AUTHORITY

Telkom has also implemented the 8 (eight) principles of Company management according to the Guidelines of Listed Company Governance from the Financial Services Authority, as follows:

Principle	Recommendation		Implementation	Status
Principle 1
Improving The Value of General Meeting Shareholders (GMS).	1.	Technical methods or procedures for open and closed voting that prioritize independence and interest of the shareholders.	Telkom already has technical procedures for voting set out in the procedures for the General Meeting of Shareholders.	Comply
	2.	Members of Board of Directors and Board of Commissioners attend the Annual GMS.	All of the members of Board of Directors and Board of Commissioners attended the GMS.	Comply
	3.	A summary of minutes of GMS is available at the Website at least 1 year.	Telkom provided a Summary of Minutes of GMS at the Company’s Website under Investor Relations.	Comply
Principle 2
Improving The Public Listed Company Communication Quality with Shareholders or Investors.	1.	To have a policy on communications between Public Company and shareholders or investors.	Telkom has a policy on communications with Investors through Non-Deal Roadshow, One on One Meeting, Earnings Call, Public Expose, Conference, and Investor Summit.	Comply
	2.	Posted the communications policy of a Public Company at the Website.

Telkom has made available materials of each Earnings Call, Conference and materials of presentation to investors at the Company’s website to provide equality for Shareholders and Investors regarding the implementation of Communications with the Company.

				Comply
Principle 3
Strengthening The Membership and Composition of Board of Commissioners.	1.	Determination of the numbers of board of commissioners members should take into account the Company’s Conditions.

Telkom has complied with the provision applicable to the Company as Public Company as set out in Article 20 of Regulation of Financial Services Authority No. 33/POJK.04/2014 that the number of members of Board of Commissioners must be more than 2 (two) persons.

				Comply
	2.	Determination of the composition of members of Board of Commissioners takes into account the required variety of skills, knowledge, and experience.

At the Shareholders’ discretion, members of Board of Commissioners have been appointed by taking into account a variety of skills, knowledge, experiences and Telkom’s business conditions and complexity.

				Comply

Principle	Recommendation		Implementation	Status
Principle 4
Improving The Quality of Duty and Responsibility of Board of Commissioners.	1.	Board of Commissioners has a policy to self-assess the performance of Board of Commissioners.	Basically, the assessment of the performance of Board of Commissioners is carried out by Class A Dwiwarna Shareholders through the mechanism of a General Meeting of Shareholders.	Explain
	2.	The self-assessment policy is reported in an Annual Report.	Telkom does not has any self-assessment policy yet, therefore there is no self-assessment policy reported in the Annual Report.	Explain
	3.	Board of Commissioners has a policy of resignation in the event of involvement in any financial crimes.

In accordance with Telkom’s Articles of Association, jo. Regulation of Financial Services Authority No. 33/POJK.04/2014 any member of Board of Commissioners who does not meet any requirements to be a member of Board of Commissioners as set out in the Articles of Association and Regulation of Financial Services Authority No. 33/POJK.04/2014 including any involvement in any financial crimes, consequently his/her position will be null and void.

In the event that the member of Board of Commissioners resigns, it will be resolved at a GMS.

				Comply
	4.	Board of Commissioners or the KNR sets out a provision of succession in the Nomination Process of a member of Board of Directors.

The Committee for Nomination and Remuneration sets out in the Committee for Nomination and Remuneration Charter that among its duties is to give recommendations to Board of Commissioners which will inform the Class A Dwiwarna Shareholders about the Planning of Succession of Members of Board of Directors.

In addition, as a SOE, the provision of succession of Board of Directors refers to Regulation of Minister of SOE No. PER-03/MBU/02/2015 on the requirements, procedures for the appointment and dismissal of a member of Board of Directors of SOE.

				Comply
Principle 5
Strengthening Membership and Compositions of Board of Directors.	1.	Determination of the number of members of Board of Directors takes into account the Company’s conditions and effectiveness in decision-making.

Determination of the number of members of Board of Directors of the Company refers to the Article 2 paragraph (1) and paragraph (2) Regulation of Financial Services Authority No. 33/POJK.04/2014 regarding Board of Directors and Board of Commissioners of listed Company which provides that Board of Directors of Listed Companies or Public Companies must consist of at least 2 (two) members which 1 (one) of them have to be appointed as the President Director.

				Comply

Principle	Recommendation		Implementation	Status
	2.	Determination of the Composition of members of Board of Directors takes into account a variety of skills, knowledges and experiences as required.

At the Shareholders’ discretion, members of Board of Directors of the Company have been appointed by taking into account a variety of skills, knowledges, experiences, and the Company’s conditions and business complexity.

Comply
	3.	Members of Board of Directors in charge of accounting and finance have skills and/or knowledge in accounting.

The member of Board of Directors in charge of accounting and finance in the Company is the Finance Director who has sufficient accounting and financial knowledge and experience as can be seen in the position and education history of Board of Directors under the section of Profiles of Board of Directors.

Comply
Principle 6
Improving The Quality of Task execution and Responsibility of Board of Directors.	1.	Board of Directors has a policy to self-assess the performance of Board of Directors.	Board of Directors has a Self-Assessment policy as set out in the section of Performance Assessment of Board of Commissioners and Board of Directors.	Comply
	2.	The self-assessment policy is reported in an Annual Report.	Results of the Self-Assessment of Board of Directors are reported in the Company’s Annual Report under the section of Corporate Governance.	Comply
	3.	Board of Directors has a policy of resignation in the event of involvement in any financial crimes.

In accordance with our Articles of Association jo. Regulation of Financial Services Authority No. 33/POJK.04/2014, any member of Board of Directors who does not meet any requirements to be a member of Board of Directors as set out in the Articles of Association including any involvement in any financial crimes, consequently his/her position will be null and void.

In the event that the member of Board of Directors resigns, it will be resolved at a GMS.

Comply
Principle 7
Improving Corporate Governance Aspect Through Stakeholders Participation.	1.	To have a Policy to prevent Insider Trading.

In accordance with Regulation of Human Capital Management Director No. PR 209.05.r.00/PS800/COP-A4000000/2017 on Employees’ Compliance Ethics, the provision to prevent Insider Trading is as set out in Article 7 on Gross Violations, which includes Abuse of Authority or Position.

Comply
	2.	To have a Policy of Anti Corruption and Anti Fraud.

Telkom always committed to preventing Corruption in our Company. This is realized through the existence of integrity pact completed by all employees of Telkom and the existence of a separate website as an integrity portal for all employees of Telkom, called myintegrity.telkom.co.id.

Comply
	3.	To have a Policy on the Selection and Capacity Building of Suppliers and Vendors.

Telkom selects our vendors and suppliers in accordance with our internal procurement policy managed through the Share Service Operation Procurement Department and implemented by reference to Regulation of Finance Director No. PR.301.08/r.01/COP-A00110000/2016 on Procurement Implementation Guidelines.

Comply

Principle	Recommendation		Implementation	Status
	4.	To have a Policy on the fulfillment of Creditors’ Rights.	Telkom has a policy to fulfill the rights of our creditors through the Corporate Finance Unit that sets out and manages the rights of Telkom’s creditors.	Comply
	5.	To have a Policy on whistleblowing system.

Pursuant to Decision of Board of Commissioners No. 08/KEP/DK/2016 dated June 8, 2016, on the Provision of Complaint Handling Procedures (Whistleblowers) at PT Telkom Indonesia, Tbk and its consolidated Subsidiaries which then ratified by Board of Directors through Regulation of Board of Directors No. PD.618.00/r.00/HK200/COP-C0000000/2016 dated December 21, 2016, Telkom guarantees and ensures the protection of identity of the whistleblowers, whether the employees or third parties filing any complaints or reports of alleged violations.

Comply
	6.	To have a Policy on the granting of long-term incentives to Board of Directors and Employees.

In determining the incentives to be earned by Board of Directors, Telkom guided by Regulation of Minister of SOE No.PER-04/MBU/2014 on the Setup Guidelines on Income Allocation Guidance for Board of Directors, Board of Commissioners, and Board of Trustees of State-Owned Enterprises, as for the incentives for employees, it is set out in the Collective Labor Agreement Chapter VI on compensations and benefits. In addition, Telkom also provides long-term incentives in the form of Employee Stock Option Plan (ESOP), which was last done in 2013.

Comply
Principle 8
Improving The Implementation of Information Disclosure.	1.	To use information technology more widely other than a Website as a medium of information disclosure.

Telkom also active in various social media as medium for information disclosure and product promotion. In addition, Telkom also use the mailing list system as medium for information disclosure and communication with investors.

Comply
	2.	The Annual Reports of Public Companies disclose the most current beneficial owners of the Company’s ownership, at least 5% other than Major Shareholders and Controllers.	Telkom discloses the most current beneficial owners of the Company’s ownership with 5% or more in our Annual Report under the section of Shareholders’ Composition and Ownership.	Comply

CORPORATE GOVERNANCE STRUCTURE

In accordance with the provisions in the capital market and Law of the Republic of Indonesia No. 40 of 2007 regarding Limited Liability Companies, Telkom has governance which consists of:

●	Main Organs, which consist of General Meeting of Shareholders (GMS), Board of Commissioners and Directors.
●

Supporting Organs, which consist of the Audit Committee, the Nomination and Remuneration Committee, the Planning and Risk Evaluation and Monitoring Committee, the Corporate Secretary, and the Internal Auditor.

The following diagram explains Telkom's governance structure.

CORPORATE GOVERNANCE ASSESSMENT

Guidelines for corporate governance practices are guidelines in establishing, implementing, and communicating governance practices to stakeholders. This contains the very principles that should be the basis for companies to maintain long-term business continuity in the corridors of applicable business ethics. Corporate governance is implemented to ensure the health of the company or business. This is implemented as a strong commitment to the implementation of GCG.

The assessment of the disclosure of Telkom's governance practices is carried out through the Corporate Governance Scorecard methodology, by reviewing information that is publicly available and accessible to the general public and includes information contained in annual reports, websites, announcements, and circulations made by Telkom. Information used in the assessment is the information that is presented in English.

In 2019, there was an assessment conducted by the Indonesian Institute for Corporate Directorship (IICD) of 200 issuers with the largest capitalization market listed on the Indonesia Stock Exchange, which were divided into 2 groups, namely 100 issuers with the largest capitalization market (BigCap) and 100 issuers with mid-market capitalization (MidCap), supported by 10 assessors and 4 reviewers. The instrument for assessing the 200 listed companies in the Corporate Governance Scorecard is from the Organization for Economic Co-operation and Development (OECD) Principle which includes:

1.	Shareholder rights;
2.	Fair Shareholder treatment;
3.	Stakeholder roles;
4.	Disclosure and transparency;
5.	Board Responsibility.

IICD has conducted Corporate Governance assessments on hundreds of issuers since 2005, using the OECD Corporate Governance Scorecard method, the international standard of Corporate Governance principles, which has been implemented in ASEAN countries including Indonesia. In the future, the IICD will consider including the anti-corruption and financial performance components as a determining factor in evaluating the performance of the issuer's Corporate Governance.

Based on this assessment, along with 2 other issuers, Telkom won "The Best State-Owned Enterprise" in the BigCap category. Telkom is considered as one of BUMN that have implemented Good Corporate Governance pretty well, transparently, and can explain and provide accountability to the public regarding public decisions.

GENERAL MEETING OF SHAREHOLDERS (GMS)

Telkom holds General Meeting of Shareholders (GMS) as one of the highest governance organs facilitating shareholders to make important and strategic decisions. In accordance with the provisions of Telkom's Articles of Association and laws and regulations, the Annual GMS (AGM) is held once a year with the routine discussion agenda as follows:

1.	Approval of the Company’s Annual Report, including Board of Commissioners Supervisory Task Report.
2.

Ratification of the Company’s Financial Statement and the Annual Partnership and Community Development Program Report, as well as the Exemption of Liabilities of the members of the Board of Directors and Commissioners.

3.	Determination of the Company’s Net Income, including dividend payment in the financial year.
4.	The determination of remuneration for the members of the Board of Directors and Commissioners.
5.

The appointment of a Public Accounting Firm to audit the Company’s Financial Statements, including Audit of Internal Control over Financial Reporting and Appointment of a Public Accounting Firm to audit the Financial Statements of Partnership and Community Development Programs.

6.	Any other agenda proposed by one or more Shareholders that represent 1/20 or more of all shares that have a voting right.

AGMS RESOLUTION FOR 2017 FINANCIAL YEAR

In addition, Telkom has conducted the AGMS on April 27, 2018, for the performance of the 2017 financial year with details of the agenda and realization of the 2017 fiscal year AGMS decisions as follows:

Agenda	AGMS Resolution		Status of the AGMS Resolution
1

To approve the Annual Report of the Company including the Board of Commissioners’ Supervision Duty Report for the Financial Year 2017, namely regarding the condition and operation and supervisory of the Company as substantially have been presented in the Meeting by the Board of Directors and the Board of Commissioners.

			Resolution effective immediately.
2	1.	To ratify	Resolution effective immediately.
		a.

The Company’s Consolidated Financial Statements for the Financial Year 2017 which has been audited by the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report number RPC-5841/PSS/2018 dated March 12, 2018 stated with opinion “the accompanying consolidated financial statements report present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries as of December 31, 2017 and the financial performance and consolidated cash flow for the year ended on such date in accordance with Indonesian Financial Accounting Standards”;

Agenda	AGMS Resolution		Status of the AGMS Resolution
b.

Partnership and Community Development Annual Report for the Financial Year 2017 which compiled pursuant to Minister of State Owned Enterprise’s Regulation which is a comprehensive accounting basis in addition to Indonesian Financial Accounting Principle that generally accepted in Indonesia and have been audited by the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report RPC-5580/PSS/2018 dated January 24, 2018 stated with opinion “the accompanying financial statements present fairly, in all material respects, financial position of Center for the Management of Partnership and Community Development Program of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk dated December 31, 2017 and financial performance and cash flow for the year ended on such date in accordance with the Non Publicly Accountable Entities Financial Accounting Standards.

•

Then, by the approval of the Company’s Annual Report for the Financial Year 2017 including Supervisory Task of the Board of Commissioners’ Report and the ratification of Financial Statement for the Financial Year 2017 and Annual Report on Partnership and Community Development Program for the Financial Year 2017, the Meeting hereby grant a full acquittal and discharge (volledig acquit et de charge) to members of the Board of Directors dan the Board of Commissioners who serves in the Financial Year 2017 consecutively for the managerial and supervisory actions of the Company as long as those actions are not criminal act and those actions are reflected in the Company’s Annual Report, Financial Statements (Consolidated) for Financial Year 2017 and Annual Report of Partnership and Community Development for the Financial Year 2017.

2.

Authorize to the Board of Commissioners with the first by obtaining written approval from the Series A Dwiwarna Shareholder in relation to the authority of the General Meeting of Shareholders as provided in Regulation of the Minister of State Owned Enterprise Number PER-09/MBU/07/2015 as amended the latest by the Regulation of the Minister of State Owned Enterprise Number PER-02/MBU/ 7/2017 and its amendments.

3	1.

To Approve and determine the appropriation of the Company’s net profit for the Financial Year ended on the December 31, 2017 in the amount of Rp22,144,990,327,956 (twenty two trillion one hundred forty four billion nine hundred ninety million three hundred twenty seven thousand nine hundred fifty six Rupiah) as follow:

			•	Dividend distribution was conducted on May 31, 2018.
			•	The decision on reserve effective immediately.
a.

Cash Dividend amounting to 60% of the net profit or in the amount of Rp13,286,997,175,681.50 (thirteen trillion two hundred eighty six billion nine hundred ninety seven million one hundred seventy five thousand six hundred eighty one point five zero Rupiah) or amounting to Rp134.1278 (one hundred thirty four point one two seven eight rupiah) per share, based on shares have been issued (excluding shares have been repurchased by the Company) on the date of the Meeting, namely amountly 99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) of shares;

b.

Special Dividend amounting to 15% of the net profit or in the amount of Rp3,321,754,247,031.20 (three trillion three hundred twenty one billion seven hundred fifty four million two hundred forty seven thousand thirty one point two zero Rupiah) or amounting to Rp33.5320 (thirty three point five three two zero rupiah) per shares based on shares have been issued (excluding shares have been repurchased by the Company) on the date of the Meeting, amounting to 99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) of shares;

Agenda	AGMS Resolution			Status of the AGMS Resolution
c.

25% of Net Profit of the Company or amount of Rp5,536,238,905,243.30 (five trillion five hundred thirty six billion two hundred thirty eight million nine hundred five thousand two hundred forty three point three zero Rupiah) determined as Retained Earning which will be used to finance the development of the Company’s business;

	2.	To Approve the distribution of Cash Dividend and Special Dividend for the Financial Year 2017 will be conducted with the following conditions:
a.

Those who are entitled to receive Cash Dividend and Special Dividend are shareholders whose names are recorded in the Company’s Shareholders on May 11, 2018 up to 16.15 Western Indonesia Standard Time;

		b.	Cash Dividend and Special Dividend shall be paid all at the lattest on May 31, 2018.
3.

To the Board of Directors granted the authorization with the right of substitution to regulate further the procedure of dividend distribution and to announce the same with due regard to the prevailing laws and regulations in the stock exchange where the Company’s share are listed.

4	1.

To grant authority and authorize to serie A Dwiwarna shareholder to determine the amount of tantieme for financial year 2017 and to determine honorarium allowance, facility and other incentive to members of the Board of Commissioners for financial year 2018.

Has been implemented.
2.

To grant authority and authorize to the Board of Commissioners by first obtaining written approval of serie A Dwiwarna Shareholders to determine the amount of tantieme for financial year 2017 and to determine salary, allowance, facility and other incentive to members of the Board of Directors for financial year 2018.

5	1.

Appointment of Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the Company which include the audit of the Consolidated Financial Statements of the Company, including the audit of the Internal Control over Financial Reporting for the Financial Year 2018 and to audit the Financial Statements of Partnership and Community Development Program for the Financial Year 2018.

KAP’s approval is effective immediately.
	2.	To grant authority to the Boards of Commissioners to:
a.

To appoint an alternate Public Accounting Firm and determine the terms and conditions of its appointment; in the event the appointed Public Accounting Firm can not perform or continue its duty for any reason including the reason of prevailling law and the agreement on the amount for audit fee is unattainable.

		b.	Determine the amount of audit fee and other terms and conditions of appointment of the relevant Public Accounting Firm.
6

To approve the transfer of Treasury stock through withdrawal of 1,737,779,800 (one billion seven hundred thirty seven million seven hundred seventy nine thousand eight hundred) shares which are all shares which have been repurchased by the Company, by way of reduction of issued and paid up capital from Rp5,039,999,820,000,- (five trillion thirty nine billion nine hundred ninety nine million eight hundred twenty thousand rupiah) to Rp4,953,110,830,000,- (four trillion nine hundred fifty three billion one hundred ten million eight hundred thirty thousands Rupiah). Therefore, to comply with the provisions of Article 33 of Law No. 40 of 2007 regarding Limited Liability Company, approved the reduction of the authorized capital of the Company from Rp20,000,000,000,000,- (twenty trillion Rupiah) to Rp19,500,000,000,000,- (nineteen trillion five hundred billion Rupiah).

The decision is effective from the amendment to the Articles of Association approved by the Minister of Law and Human Rights on July 2, 2018.

Agenda	AGMS Resolution			Status of the AGMS Resolution
7	1.	To approve amendment article 4 paragraph (1), (2) and (3) of the Articles of Association regarding issued and paid up capital and authorized capital.		The amendment to the Articles of Association was approved by the Minister of Law and Human Rights on July 2, 2018.
	2.	To approve amendment of other Articles of Association of the Company.
	3.	To approve to recompile of all the provisions of the Articles of Association in relation with the changes as referred to in point 1 (one) and 2 (two) of the above mentioned resolutions.
4.

To approve to the Board of Directors of the Company with rights of substitution to do all necessary actions in relation with the resolutions of the agenda of this Meeting, including to compile and restate of all Articles of Association in a Notarial Deed and to submit to the competent authority to obtain the approval and/or receipt of notification of the amendment of the Articles of Association, to do everything deemed necessary and useful for such purposes with no exceptions, including to add and/or to change the amendments of the Articles of Association if they are required by the competent authority.

5.

To approve, in the case of reduction of issued and paid-up capital of the Company does not obtain approval from and the Ministry of Law and Human Rights of the Republic of Indonesia, the Sixth Agenda’s resolution related with the approval of the transfer of the Treasury stock through withdrawal by way of reduction of capital to be automatically null and void without approval of the General Meeting of Shareholders (AGM) and therefore Article 4 paragraph (1) of the Articles of Association of the Company has not changed, therefore the Authorized Capital of the Company is remains as before

8

To approve the ratification of Ministry of State Owned Enterprise’s Regulation Number PER-03/MBU/08/2017 about State Owned Enterprise Partnership Guidance and Number PER-04/MBU/09/2017 about amendment of Ministry of State Owned Enterprise’s Regulation Number PER-03/MBU/08/2017 including its amendments.

Resolution effective immediately.
9	1.	Confirmation the dismissal the following names:		Resolution effective immediately.
1)

Miss DEVY WILDASARI as Commissioner of the Company, as of her appointment as Marketing and Service Director of PT ANGKASA PURA I (Persero) based on Minister of State Owned Enterprise’s Decision No. SK-289/MBU/12/2017 on December 22, 2017;

		2)	Mister HADIYANTO, related to his appointment as Commissioner of PT Bank BRI (Persero) Tbk;
3)

Mister MAS’UD KHAMID as Consumer Service Director of the Company, as of his appointment as Retail Marketing Director of PT PERTAMINA (Persero) based on Minister of State Owned Enterprise’s Decision No. SK-97/MBU/04/2018, on April 20, 2018;

with appreciation for contribution of dedication and thoughts during their term as Commissioner and the Board of Directors of the Company.
	2.	To appoint the following names as members of the Board of Directors and member of the Board of Commissioners of the Company:
		1)	Mistress SITI CHOIRIANA as Consumer Service Director;
		2)	Mister EDWIN HIDAYAT ABDULLAH as Commissioner; and
		3)	Mister ISA RACHMATARWATA as Commissioner.

Term of office member of the Board of Directors and member of the Board of Commissioners in accordance with provision of the Articles of Association, with due regard to regulation of Capital Market and without prejudice to the rights of General Meeting of Shareholders to dismiss at anytime.

Agenda	AGMS Resolution				Status of the AGMS Resolution
3.

For the members of the Board of Directors and the Board of Commissioners who are appointed as reffered in number 2 above who still serve in other positions that are prohibited under the prevailing regulation to hold multiple offices with the position of the Board of Directors and the Board of Commissioner of State Owned Enterprises, then the concerned must resign from his position or dismissed from his/her position.

4.

By the dismissal and appointment the member of the Board Directors and the Board of Commissioners as stated in number 1 and 2, then composition of the member of the Board Directors and the Board of Commissioners of the Company are becomes as follows:

		A.	Board of Directors:
			1)	Mister ALEX JANANGKIH SINAGA as President Director.
			2)	Mister HARRY MOZARTA ZEN as Finance Director.
			3)	Mister DAVID BANGUN as Digital & Strategic Portfolio Director.
			4)	Mister DIAN RACHMAWAN as Enterprise & Business Service Director.
			5)	Mister ABDUS SOMAD ARIEF as Wholesale & International Service Director.
			6)	Mister HERDY ROSADI HARMAN as Human Capital Management Director.
			7)	Mister ZULHELFI ABIDIN as Network & Information Technology Solution Director.
			8)	Mistress SITI CHOIRIANA as Consumer Service Director.
		B.	Board of Commissioners:
			1)	Mistress HENDRI SAPARINI as President Commissioner.
			2)	Mister MARGIYONO DARSA SUMARJA as Independent Commissioner.
			3)	Mister DOLFIE OTHNIEL FREDRIC PALIT as Independent Commissioner.
			4)	Mistress PAMIJATI PAMELA JOHANNA W. as Independent Commissioner.
			5)	Mister CAHYANA AHMADJAYADI as Independent Commissioner.
			6)	Mister EDWIN HIDAYAT ABDULLAN as Commissioner.
			7)	Mister RINALDI FIRMANSYAH as Commissioner.
			8)	Mister ISA RACHMATARWATA as Commissioner.

To authorize with the right of substitution to the Board of Directors of the Company to perform all necessary actions related with this agenda resolution in accordance with the prevailing laws and regulations, including to state in a notarial deed and to notify the composition of the Board of Commissioners and the Board of Directors to the Ministry of Law and Human Rights.

Note: All of the above AGMS resolutions are in line with the adopted agenda and is reflected in the AGMS invitation

AGMS RESOLUTION FOR 2018 FINANCIAL YEAR

In addition, Telkom has held an AGM on May 24, 2019, for the performance of the 2018 fiscal year with detailed agenda and realization of the resolutions of the 2018 Fiscal Year as follows:

Agenda	AGMS Resolution	Status of the AGMS Resolution
1

To approve the Annual Report of the Company including the Board of Commissioners’ Supervision Task Report for the Financial Year 2018, as long as it is not a criminal offense and is reflected in the Company’s report books.

Resolution effective immediately.

Agenda	AGMS Resolution			Status of the AGMS Resolution
2	1.

To ratify The Company’s Consolidated Financial Statements for the Financial Year 2018 which has been audited by the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report number 00910/2.1032/AU.1/06/0691-2/1/IV/2019 dated April 29, 2019 stated with opinion the accompanying consolidated financial statements report present fairly, in all material respects, and as long as it is not a criminal offense and is reflected in the Company’s report books.

Resolution effective immediately.
2.

To approve and ratify Partnership and Community Development Annual Report for the Financial Year 2018 and Financial Report on Partnership and Community Development Program for the Financial Year 2018, which compiled pursuant to Minister of State Owned Enterprise’s Regulation which is a comprehensive accounting basis in addition to  Indonesian Financial Accounting Principle that generally accepted in Indonesia and have been audited by the Public Accounting Firm Purwantono, Sungkoro  & Surja (a member firm of Ernst & Young Global Limited) according to its report number 00046/2.1032/AU.2/11/0687-2/2/1/I/2019 dated January 24, 2019 stated with opinion  “the accompanying financial statements present fairly, in all material respects, and as long as it is not a criminal offense and is reflected in the Company’s report books.

3.

Give a full acquittal and discharge (volledig acquit et de charge) to members of the Board of Directors dan the Board of Commissioners who serves in the Financial Year 2017 consecutively for the managerial and supervisory actions of the Company as long as those actions are not criminal act and those actions are reflected in the Company’s Report Books.

3	1.

To Approve and determine the appropriation of the Company’s net profit for the Financial Year 2018 in the amount of Rp18,031,796,084,638,- (eighteen trillion thirty one billion seven hundred ninety six million eighty four thousand and six hundred thirty eight Rupiah) as follow:

				•	Dividend distribution was conducted on June 27, 2019.
				•	The decision on reserve effective immediately.
a.

Cash Dividend amounting to 60% of the net profit or in the amount of Rp10,819,079,985,969,- (ten trillion eight hundred nineteen billion seventy nine million nine hundred eighty five thousand and nine hundred sixty nine Rupiah) or amounting to Rp109.2150,- (one hundred and nine point two one five zero Rupiah) per share, based on issued shares on the date of the Meeting, in the amount of  99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) shares;

b.

Special Dividend amounting to 30% of the net profit or in the amount of  Rp5,409,539,992,984.50,- (five trillion four hundred nine billion five hundred thirty nine million nine hundred ninety two thousand and nine hundred eighty four point five zero Rupiah) or amounting to Rp54.6075 (fifty four point six zero seven five Rupiah) per shares based on issued shares on the date of the Meeting, amounting to 99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) shares;

c.

Recorded as Retained Earning in the amount of 10% from net profit or amounting to Rp1,803,176,105,684.50 (one trillion eight hundred three billion one hundred seventy six million one hundred five thousand and six hundred eighty four point five zero Rupiah) which will be used for the development of the Company.

	2.	The distribution of Cash Dividend and Special Dividend for the Financial Year 2018 will be conducted with the following conditions:
		a.	Those who are entitled to receive Cash Dividend and Special Dividend are shareholders whose names are recorded in the Company’s Shareholders on June 13, 2019 up to 16.15 WIT;
		b.	Cash Dividend and Special Dividend shall be paid all at the lattest on June 27, 2019.

Agenda	AGMS Resolution		Status of the AGMS Resolution
	3.

To grant the power and authority to the Board of Directors with the right of substitution to regulate further the procedure of dividend distribution and to announce the same with due regard to the prevailing laws and regulations in the stock exchange where the Company’s shares are listed.

4	1.

To grant power and authority to Shareholder Serie A Dwiwarna to determine the amount of tantieme for Financial Year 2018 and to determine honorarium allowance, facility and other incentive to members of the Board of Commissioners for Year 2019.

			Resolution effective immediately.
	2.

To grant power and authority to the Board of Commissioners which previously has obtained written approval from Shareholder Serie A Dwiwarna to determine the amount of tantieme for Financial Year 2018 and also to determine salary, allowance, facility and other incentive to members of the Board of Directors for Year 2019.

5	1.

To appoint the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the  Company which include the audit of the Consolidated Financial Statements of the Company, including the Internal Control Audit over Financial Reporting and to audit the Financial Statements of Partnership and Community Development Program for the Financial Year ending on December 31, 2019;

			KAP’s approval is effective immediately.
	2.

To grant authority to the Board of Commissioners of Company to determine the appropriate audit fee, addition of the scope of work required and  other terms and conditions of the relevant Public Accounting Firm.

	3.

To grant power and authority to the Board of Commissioners which previously has obtained written approval from Shareholder Serie A Dwiwarna to determine the substitute Public Accounting Firm in Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited), in the event can not complete its duty for any reason to audit of Financial Reporting and the Financial Statements of Partnership and Community Development Program for the Financial Year 2018.

6	1.

To approve the amendment of Article 3 concerning Objectives-Purposes and Business Activities  of the Company’s, Article 12 paragraph 7 i letter b concerning the limitation of authority for Actions of Directors that should be approval by the board of commissioners in terms of cooperation, Article 12 paragraph 7 i letter g concerning the limitation of authority for Actions of Directors that should be approval by the board of commissioners in the case of the nomination of representatives to become a candidate member of the Board of Directors and Board of Commissioners of subsidiaries;

			Resolution effective immediately.
	2.	To approved to reconstitute the entire provisions of the Articles of Association in connection with the changes referred to in paragraph 1 (a) of the above decision;
	3.

To grant power and authority to the Board of Directors of the Company with rights of substitution to do all necessary actions in relation with the resolutions of the agendas of this Meeting, including to compile and restate of all the Articles of Association in a Notarial Deed and to submit to the competent authority to obtain the approval and / or receipt of notification of the amendment of the Articles of Association, to do anything deemed necessary and useful for such purposes with no exceptions, including to add and / or to change the amendments of the Articles of Association if they are required by the competent authority.

Agenda	AGMS Resolution				Status of the AGMS Resolution
7	A 1.	To honorably dismiss the following members of the Board of Directors of the Company:			Resolution effective immediately.
		1)	Mister Alex J. Sinaga	- as President Director
		2)	Mister David Bangun	- as Director of Digital & Strategic Portfolio
		3)	Mister Abdus Somad Arief	- as Director of Wholesale & International Service
		4)	Mister Herdy Rosadi Harman	- as Director of Human Capital Management
		5)	Mister Dian Rachmawan	- as Director of Enterprise & Business Service
	2.	To change the nomenclature of positions of the members of the Board of Directors of the Company as follows:
		No.	Previously	To become
		1	Director of Digital & Strategic Portfolio	Director of Digital Business
		2	-	Director of Strategic Portfolio
	3.	To appoint the names below as members of the Board of Directors of the Company:
		1)	Mister Ririek Adriansyah	- as President Director
		2)	Mister Edwin Aristiawan	- as Director of Wholesale & International Service
		3)	Mister Edi Witjara	- as Director of Human Capital Management
		4)	Mister Faizal Rochmad Djoemadi	- as Director of Digital Business
		5)	Mister Achmad Sugiarto	- as Director of Strategic Portfolio
		6)	Mister Bogi Witjaksono	- as Director of Enterprise & Business Service
4.

Term of offices of members of the Board of Directors who are appointed as number 3 shall be in accordance with the provisions of the Articles of Association of the Company with due regard to the provisions of laws and regulations in Capital Market sector and without prejudice to the right of the GMS to dismiss such members at any time.

5.

With the dismissal, change of position nomenclature, and the appointment of members of the Board of Directors of the Company as referred to in number 1, number 2, and  number 3, therefore the composition of the Board of Directors of the Company shall be as follows:

		No.	Name	Position
		1	Ririek Adriansyah	President Director
		2	Harry Mozarta Zen	Director of Finance
		3	Siti Choiriana	Director of Consumer Service
		4	Bogi Witjaksono	Director of Enterprise & Business Service
		5	Zulhelfi Abidin	Director of Network & IT Solution
		6	Edwin Aristiawan	Director of Wholesale & International Service
		7	Edi Witjara	Director of Human Capital Management
		8	Faizal Rochmad Djoemadi	Director of Digital Business
		9	Achmad Sugiarto	Director of Strategic Portfolio
6.

Members of the Board of Directors, who are appointed as referred to in number 3 however still in other positions that are prohibited, based on laws and regulations, to be concurrent with the position of member of the Board of Directors of a State-Owned Enterprise, must resign or be dismissed from such position.

Agenda	AGMS Resolution				Status of the AGMS Resolution
7.

To grant power and authority to the Board of Directors of the Company, with the right of substitution, to carry out all necessary actions related to the resolution as adopted in this agenda in accordance with the applicable laws and regulations, including to declare such resolution in a separate Notary Deed and notify the composition of the Board of Directors and the Board of Commissioners of the Company to the Ministry of Law and Human Rights.

	B 1.	To confirm the honorably dismissal of Mister Dolfie Othniel Fredric Palit as Independent Commissioner of the Company, from September 20, 2018.
	2.	To honorably dismiss the following members of the of Board of Commissioners:
		1)	Miss Hendri Saparini	- as President Commissioner
		2)	Miss Pamijati Pamela Johanna Waluyo	- as Independent Commissioner
		3)	Mister Rinaldi Firmansyah	- as Commissioner
	3.	To Appoint the names below as members of the Board of Commissioners of the Company:
		1)	Mister Rhenald Kasali	- as President Commissioner and concurrently as Independent Commissioner
		2)	Mister Marsudi Wahyu Kisworo	- as Independent Commissioner
		3)	Mister Ismail	- as Commissioner
		4)	Mister Marcelino Pandin	- as Commissioner
4.

Term of offices of members of the Board of Commissioners who are appointed as number 3 shall be in accordance with the provisions of the Articles of Association of the Company with due regard to the provisions of laws and regulations in Capital Market sector and without prejudice to the right of the GMS to dismiss such members at any time.

5.

With the confirmation of dismissal, the dismissal, and the appointment of members of the Board of Commissioners of the Company as referred to in number 1, number 2, and number 3, the composition of members of the Board of Commissioners of the Company shall be as follows:

		No.	Name	Position
		1	Rhenald Kasali	President Commissioner / Independent Commissioner
		2	Marsudi Wahyu Kisworo	Independent Commissioner
		3	Margiyono Darsasumarja	Independent Commissioner
		4	Cahyana Ahmadjayadi	Independent Commissioner
		5	Edwin Hidayat Abdullah	Commissioner
		6	Isa Rachmatarwata	Commissioner
		7	Ismail	Commissioner
		8	Marcelino Pandin	Commissioner
6.

Members of the Board of Commissioners, who are appointed as referred to in number 3 however still in other positions that are prohibited, based on laws and regulations, to be concurrent  with the position of member of the Board of Directors of a State-Owned Enterprise, must resign or be dismissed from such position.

7.

To grant power and authority to the Board of Commissioners of the Company, with the right of substitution, to carry out all necessary actions related to the resolution as adopted in this agenda in accordance with the applicable laws and regulations, including to declare such resolution in a separate Notary Deed and notify the composition of the Board of Directors and the Board of Commissioners of the Company to the Ministry of Law and Human Rights.

Note: All of the above AGMS resolutions are in line with the adopted agenda and is reflected in the AGMS invitation

BOARD OF COMMISSIONERS

Telkom has a Board of Commissioners who has the collective duties and responsibilities to oversee the running of the company and provide advice to the Directors. This is in line with the application of Good Corporate Governance (GCG) principles.

BOARD OF COMMISSIONERS’ CHARTER

Since 2013, Telkom has a Board of Commissioners Charter which is ratified through the Resolution of the Board of Commissioners No. 16/KEP/DK/2013 dated December 17, 2013. Until the preparation of this Report, the Board Charter has not been revised again.

The Charter of the Board of Commissioners is a guideline and work order that regulates the authority, duties, responsibilities, obligations, division of duties, meetings, provisions on conflicts of interest, share ownership, and the relationship of the Board of Commissioners with the Directors and GMS. In addition to the Charter, the duties, and responsibilities of members of the Board of Commissioners are also stipulated in the Company's Articles of Association and a joint decision letter between the Board of Commissioners and the Board of Directors.

BOARD OF COMMISSIONERS’ AUTHORITIES, DUTIES, AND RESPONSIBILITIES

Telkom's Articles of Association stipulates the Board of Commissioners' obligations to:

1.	Provide advice to the Board of Directors in performing the management of the Company;
2.

Provide opinion and give approval over the Annual Work Plan and Budget of the Company as well as other work plans which have been prepared by the Board of Directors, in accordance with the provisions of this Articles of Association;

3.	Keep up with the progress of activities of the Company, provide opinions and advice to the GMS concerning every issue considered important for the management of the Company;
4.	Report to the holder of Dwiwarna A Series share if there is any indication of decreasing performance of the Company;
5.	Propose to the GMS for the appointment of Public Accountant who will perform the audit over the books of the Company;
6.	Review and analyze the periodic reports and the Annual Report prepared by the Board of Directors as well as execute the Annual Report;
7.	Provide explanation, opinion, and advice to the GMS concerning the Annual Report, if requested;
8.	Draw up the minutes of the meeting of the Board of Commissioners and keep their copies;
9.	Report to the Company concerning their and/or their families share ownership in the Company aforesaid and other companies;
10.	Provide report regarding the supervisory duties which have been performed during the recently passed financial year to the GMS;
11.

Provide explanation regarding any matters inquired about or requested by the holder of Dwiwarna A Series share with due observance of- the statutory regulations, particularly those prevailing in the Capital Market sector;

12.

Perform other obligations in the framework of supervisory duties and advice provision, to the extent, it does not contradict the statutory- regulations, the Articles of Association and/or the resolutions of the GMS.

The authority of the Board of Commissioners is as follows:

1.	Examine books, letters, as well as other documents, examine cash position for verification purposes and other securities and examine the assets of the Company;
2.	Enter the yards, buildings, and offices used by the Company;
3.	Demand explanation from the Board of Directors and/or other officials concerning any issues concerning the management of the Company;
4.	Be informed of any policy and actions which have been and which will be taken by the Board of Directors;
5.	Demand the Board of Directors and/or other officials under the level of the Board of Directors, with the knowledge of the Board of Directors, to attend the meeting of the Board of Commissioners;
6.	Appoint and dismiss a Secretary of the Board of Commissioners;
7.	Suspend the members of the Board of Directors in accordance with the provisions of this Articles of Association;
8.	Form the Audit Committee, the Remuneration and Nomination Committee, the Risk Monitoring Committee, and other committees, if considered necessary, with due observance of the capability of the company;
9.	Utilize experts for certain matters and within a certain period on the account of the Company, if considered necessary;
10.	Perform the management actions over the Company in certain conditions for a certain period under the provisions of this Articles of Association;
11.	Approve the appointment and dismissal of the Corporate Secretary and/or the Head of Internal Supervisory Unit;
12.	Attend the Meeting of the Board of Directors and give viewpoint towards the matters being discussed;
13.	Perform other supervisory authorities to the extent they do not contradict with the statutory regulations, the Articles of Association and/or the resolutions of the GMS.

In the event of a loss to the company, members of the Board of Commissioners have a collective responsibility for mistakes or omissions in carrying out their duties, unless proven:

1.	Such loss is not caused by their mistake or negligence;
2.	They have performed in good faith, full responsibility, and prudentially for the interest and based on the purpose and objective of the Company;
3.	They do not have any conflict of interest either directly or indirectly with the management activities causing the loss; and
4.	They have taken the action to prevent the occurrence or continuation of such loss.

BOARD OF COMMISSIONERS’ COMPOSITION

In 2019, the composition of the Board of Commissioners changed because the Annual General Meeting of Shareholders (AGMS) decided to honorably dismiss Members of the Board of Commissioners as follows:

1.	Ms. Hendri Saparini from the position of President Commissioner;
2.	Ms. Pamijati Pamela Johanna Waluyo from the position of Independent Commissioner; and
3.	Mr. Rinaldi Firmansyah from the Position of Commissioner.

In addition,  Mr. Edwin Hidayat Abdullah was appointed as Vice President Director of Angkasa Pura II on November 18, 2019 and Mr. Isa Rachmatarwata as Commissioner of PT Pertamina (Persero) on December 23, 2019, so that both of them no longer served as Commissioners of the Company.

Moreover, the AGMS also decided to appoint the following names:

u
1.	Mr. Rhenald Kasali as President Commissioner and Independent Commissioner;
2.	Mr. Marsudi Wahyu Kisworo as Independent Commissioner;
3.	Mr. Ismail as Commissioner; and
4.	Mr. Marcelino Rumambo Pandin as Commissioner.

Accordingly, the composition of the Board of Commissioners as of 31 December 2018 and 2019 can be seen as follows:

Board of Commissioners’ Composition as of December 31, 2018

No.	Name	Position	Appointment	Discharge Date
1.	Hendri Saparini	President Commissioner	2014	AGMS 2019
2.	Rinaldi Firmansyah	Commissioner	2015	AGMS 2020
3.	Edwin Hidayat Abdullah	Commissioner	2018	AGMS 2023
4.	Isa Rachmatarwata	Commissioner	2018	AGMS 2023
5.	Margiyono Darsasumarja	Independent Commissioner	2015	AGMS 2020
6.	Cahyana Ahmadjayadi	Independent Commissioner	2017	AGMS 2022
7.	Pamijati Pamela Johanna Waluyo	Independent Commissioner	2015	AGMS 2020

Board of Commissioners’ Composition as of December 31, 2019

No.	Name	Position	Appointment	Discharge Date
1.	Rhenald Kasali	President Commissioner/ Independent Commissioner	2019	AGMS 2024
2.	Marsudi Wahyu Kisworo	Independent Commissioner	2019	AGMS 2024
3.	Margiyono Darsasumarja	Independent Commissioner	2015	AGMS 2020
4.	Cahyana Ahmadjayadi	Independent Commissioner	2017	AGMS 2022
5.	Ismail	Commissioner	2019	AGMS 2024
6.	Marcelino Rumambo Pandin	Commissioner	2019	AGMS 2024

BOARD OF COMMISSIONERS’ DIVERSITY

In general, Telkom's Annual General Meeting of Shareholders (AGMS) ensures that the mechanism for selecting and appointing members of the Telkom Board of Commissioners meets the diversity, non-discrimination and human rights aspects, and refers to the principle of fairness. Members of the Board of Commissioners are chosen and appointed based on their required background, competence, expertise, and integrity. Although there is no written policy regarding this matter, the Main Shareholders and Controllers of Telkom, in this case, the Government of Indonesia represented by the Ministry of State-Owned Enterprises (SOE), always notice to the implementation of GCG principles and Law No. 39 of 1999 regarding Human Rights in the mechanism.

Board of Commissioners’ Diversity as of December 31, 2019

No.	Name	Position	Gender	Background of Expertise & Skill	Level of Education
1.	Rhenald Kasali	President Commissioner / Independent Commissioner	Male	Management	Doctoral
2.	Marsudi Wahyu Kisworo	Independent Commissioner	Male	Information Technology	Doctoral
3.	Margiyono Darsasumarja	Independent Commissioner	Male	Media, Media Law, and Internet	Master
4.	Cahyana Ahmadjayadi	Independent Commissioner	Male	Telecommunications Engineering, Law and Content Application	Doctoral
5.	Ismail	Commissioner	Male	Electrical Engineering and Telecommunications Engineering	Doctoral
6.	Marcelino Rumambo Pandin	Commissioner	Male	Business Management, and Technology	Doctoral

BOARD OF COMMISSIONERS’ DOUBLE POSITION

As part of the application of the principle of transparency, Telkom revealed the concurrent positions of the Board of Commissioners as of December 31, 2019, as follows:

Board of Commissioners’ Double Position

No.	Name	Telkom		Subsidiary
		Position	Other Position
1.	Rhenald Kasali	President Commissioner / Independent Commissioner	None		None
2.	Marsudi Wahyu Kisworo	Independent Commissioner	1.	Member of KNR	None
			2.	Member of KEMPR
3.	Margiyono Darsasumarja	Independent Commissioner	1.	Chairman of Audit Committee	None
4.	Cahyana Ahmadjayadi	Independent Commissioner	1.	Chairman of KNR	None
			2.	Member of KEMPR
5.	Ismail	Commissioner	1.	Member of Audit Committee	None
			2.	Member of KNR
			3.	Member of KEMPR
6.	Marcelino Rumambo Pandin	Commissioner	1.	Member of Audit Committee	None
			2.	Member of KNR

Remarks:

KEMPR	:Committee for Planning and Risk Evaluation and Monitoring
KNR	:Committee for Nomination and Remuneration

BOARD OF COMMISSIONERS’ REMUNERATION

The remuneration policy for Telkom's Board of Commissioners is based on the Minister of State-Owned Enterprises Regulation No. PER-04/MBU/2014 regarding Guidelines for Determining the Income of Directors, the Board of Commissioners, and the SOE Supervisory Board along with their changes. Following these regulations, the Board of Commissioners' remuneration has components consisting of:

1.	Salaries;
2.	Allowances;
3.	Facilities; and
4.	Bonus/Incentive.

Furthermore, the procedure for proposing up to the determination of the remuneration of Telkom's Board of Commissioners is explained as follows:

1.	The Board of Commissioners requests the KNR to draft a remuneration proposal for the Board of Commissioners.
2.	The Committee for Nomination and Remuneration requests an independent party to draw up a framework on the remuneration of the Board of Commissioner.
3.	The Committee for Nomination and Remuneration proposes the remuneration to the Board of Commissioners.
4.	The Board of Commissioners proposes remuneration for the Board of Commissioner the GMS.
5.	The GMS delegates authority and power to the Board of Commissioners, with the prior approval of Series A Shareholders to determine the remuneration for Board of Commissioner.

During 2019, Telkom has paid remuneration for the Board of Commissioners with a total value of Rp92.7 billion with income tax from remuneration borne by Telkom in the amount of Rp27.0 billion.

In more detail, the remuneration structure that shows the remuneration component and the nominal amount per component for each member of the Board of Commissioners can be seen as follows:

Board of Commissioners’ Recapitulation of Remuneration

No.	Board of Commissioners	Salary and other	Bonuses and THR(¹)	Total
		Wages
		(Rp million)
1.	Rhenald Kasali (2)	2,475	-	2,475
2.	Marsudi Wahyu Kisworo (2)	2,220	-	2,220
3.	Margiyono Darsasumarja	3,421	10,233	13,654
4.	Cahyana Ahmadjayadi	3,422	10,233	13,655
5.	Edwin Hidayat Abdullah (4)	3,165	6,990	10,155
6.	Isa Rachmatarwata (5)	3,413	6,990	10,403
7.	Ismail (2)	2,214	-	2,214
8.	Marcelino Rumambo Pandin (2)	2,214	-	2,214
9.	Hendri Saparini (3)	1,097	11,370	12,467
10.	Rinaldi Firmansyah (3)	1,388	10,233	11,621
11.	Pamijati Pamela Johanna Waluyo (3)	1,392	10,233	11,625
Remarks:
(1)	THR refers to Tunjangan Hari Raya or religious holiday allowance
(2)	Since May 24, 2019
(3)	Up to May 24, 2019
(4)	Up to November 18, 2019
(5)	Up to December 23, 2019

PARTICIPATION IN BPJS

As of December 31, 2019, Telkom included all Board of Commissioners and Directors, and their families to become BPJS Health participants. This is Telkom's effort to support the National Health Insurance program initiated by the Government.

INDEPENDENT COMMISSIONER

Following Financial Services Authority Regulation No. 33/POJK.04/2014, Telkom has 4 Independent Commissioners as of December 31, 2019. It was is 67% (sixty-seven percent) of the total number of members of the Board of Commissioners, which means exceeding POJK requirements by 30% (thirty percent).

Criteria for determining Independent Commissioners and appointment at the GMS refers to:

1.	Regulation of the Minister of State-Owned Enterprises No. PER-02/MBU/02/2015, which includes Formal Requirements, Material Requirements, and Other Requirements.
2.	Financial Services Authority Regulation No. 33/POJK.04/2014 regarding Directors and Board of Commissioners of Issuers or Public Companies, as follows:
•

Not a person who works or has the authority and responsibility to plan, lead, control, or supervise the activities of the company concerned in the past 6 (six) months, except for the reappointment as an Independent Commissioner in the following period.

	•	Do not have Telkom shares either directly or indirectly.
	•	Has no affiliation with Telkom, members of the Board of Commissioners, members of the Board of Directors, or major shareholders of Telkom.
	•	Has no direct or indirect business relationship related to Telkom's business activities.

INDEPENDENCE STATEMENT

In carrying out its work, the Board of Commissioners must carry out its duties independently without any intervention from other parties. Also, in the composition of the Board of Commissioners, some independent Commissioners have conditions based on the applicable provisions in the Capital Market environment. Referring to Article 25, Regulation of the Financial Services Authority No. 33/POJK.04/2014, Independent Commissioners who have served for two terms of office (twice of five-year terms) can be reappointed by declaring their independence to the GMS and disclosed openly in the company annual report. As of December 31, 2019, there were none of Telkom Independent Commissioners who fulfilled the above provisions.

The following table shows the status of the independence statement of each Telkom Independent Commissioner as of the end of 2019.

Independent Commissioners’ Independence Statement

No.	Name	Position	Date of Signing	Status
1.	Rhenald Kasali	President Commissioner/Independent Commissioner	January 2020	First Time
2.	Marsudi Wahyu Kisworo	Independent Commissioner	January 2020	First Time
3.	Margiyono Darsasumarja	Independent Commissioner	April 2017	Renewal
4.	Cahyana Ahmadjayadi	Independent Commissioner	April 2017	Renewal

BOARD OF COMMISSIONERS’ MEETING

In Telkom, the Board of Commissioners must conduct meetings at least 1 (one) time in 2 (two) months or at any time if necessary. This is carried out in accordance with OJK Regulation No. 33/POJK.04/2014, particularly Article 31. A Board of Commissioners meeting is considered a Quorum if more than half of the members of the Board of Commissioners are present at the meeting. The Board of Commissioners must also hold a Joint Meeting with the Directors at least 1 (one) time in 4 (four) months and at any time if necessary.

The Board of Commissioners' meeting takes decisions by prioritizing deliberation to reach consensus. If consensus cannot be reached, then decision making is based on the majority of the members of the Board of Commissioners present or represented at the meeting. If there were a balanced number of votes, the decision taken would be following the opinion of the Chairman of the Meeting.

The Board of Commissioners has held 22 internal meetings and 13 joint meetings with Directors in 2019. The following table shows the frequency of attendance of each member of the Board Commissioners at internal meeting, and the frequency of attendance of each member of the Board of Commissioners and Directors at the joint meeting:

Board of Commissioners’ Attendance and Agenda at Internal Meetings

No.	Date	Meeting’s Agenda
1.	January 24, 2019	1.	Approval of Telkom Metra's Equity Participation to be forwarded to Blanja.com in the amount of USD 30 million
		2.	Etc:
		a.		Composition Changes of The Committee Membership
		b.		BPJS of Employment
		c.		Reception of Nomination and Remuneration Committee Staff
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		N/A	N/A	√	√	√	-	N/A	N/A	√	√	√
2.	February 7, 2019	1.	Application for Approval of Distribution of PK Funds through The Special SOE
		2.	Etc:
		a.		BPJS of Employment
		b.		Audit Committee Membership
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		N/A	N/A	√	√	-	√	N/A	N/A	√	√	√
3.	March 6, 2019	1.	Application for Approval of Final Project NK
		2.	Application for Approval of Strategic Fit Project NT
		3.	Etc:
		a.		Extension of the Secretariat Staff of the Board of Commissioners
		b.		Extension of Audit Committee Members
		c.		The Need for Work Support Tools
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		N/A	N/A	√	√	-	√	N/A	N/A	√	√	-
4.	April 1, 2019	Determination of Nominations for Candidates for President Director and President Commissioner of Subsidiaries
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		N/A	N/A	√	√	-	-	N/A	N/A	√	√	√
5.	April 30, 2019	1.	Determination of The Chairman of The 2019 AGMS
		2.	Submission of Prospective Directors of PT Telkom Indonesia, Tbk to Dwiwarna A Series Shareholders
		3.	Determination of Nominations for Prospective Directors and Commissioners of Subsidiaries
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		N/A	N/A	√	√	√	√	N/A	N/A	√	√	√

No.	Date	Meeting’s Agenda
6.	May 2, 2019	1.	Application for Approval of Strategic Fit Project NT
		2.	Determination of Nominations for Prospective Directors and Commissioners of Subsidiaries
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		N/A	N/A	√	√	√	-	N/A	N/A	√	√	√
7.	May 13, 2019	1.	Proposed Amendment to the Articles of Association in the 2019 AGMS
		2.	Application for Approval of 2019 RKAP Wifi Capex Release
		3.	Application for Final Approval of PT Jalin Shares Release
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		N/A	N/A	√	√	-	√	N/A	N/A	√	√	√
8.	May 29, 2019	1.	Proposed Procedure for the AA through Equity Participation of Subsidiaries
		2.	Compliance of Appointment of Management of Subsidiaries
		3.	Application for Approval of Final Project NK
		4.	Determination of Committee Membership Composition
		5.	Tenure of Secretary of the Board of Commissioners
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		√	√	√	√	√	√	√	√	N/A	N/A	N/A
9.	June 20, 2019	1.	Determination of Management of Subsidiaries that Become Authority of Dwiwarna Series A Shareholders
		2.	Submission of 2020-2024 CSS Draft
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		√	√	√	√	-	√	√	-	N/A	N/A	N/A
10.	July 1, 2019	1.	Determination of Management of Subsidiaries that Become the Authority of the Board of Commissioners
		2.	Implementation of the Duties of the Secretary of the Board of Commissioners
		3.	Determination of the Specifications and Types of Vehicle Services of the Board of Directors
		4.	Etc:
		a.		Reduction in Nomination and Remuneration Committee Members
		b.		Plans To Invite Mr. Ali Nurdin to Give Provision
		c.		2020-2024 CSS 1st Round Schedule
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		√	-	√	√	-	-	√	√	N/A	N/A	N/A
11.	July 9, 2019	Discussion of Addition of Audit Fees for 2018 Fiscal Year
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		√	√	√	√	-	-	√	√	N/A	N/A	N/A
12.	July 18, 2019	1.	Approval of Strategic Fit Project Titan
		2.	Determination of Candidates for Management of Subsidiaries that become Authority of the Board of Commissioners
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		√	√	√	√	√	√	√	-	N/A	N/A	N/A
13.	July 30, 2019	1.	Approval of Capex Data Center Cloud (DCC)
		2.	Submission Proposal for Changing PDLN Allowance
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		√	-	√	√	√	-	√	√	N/A	N/A	N/A
14.	August 21, 2019	1.	Approval of Capex Data Center Cloud (DCC)
		2.	Etc:
		a.		Determination of Organic Workers Assisted at the Secretariat of the Board of Commissioners
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		√	√	√	√	√	√	√	√	N/A	N/A	N/A

No.	Date		Meeting’s Agenda
15.	September 20, 2019	1.	Final Approval of PT Telkom Indonesia, Tbk's Investment in PT Dayamitra Telekomunikasi (Project Titan)
	2.	Approval of 2019 Phase II Capex Budget Commitment Release
	3.	Etc:
		a.	Hyperscale Data Center Project
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		√	-	√	√	√	√	√	√	N/A	N/A	N/A
16.	September 25, 2019	1.	Determination of Subsidiary Management
		2.	Extension of Employment Staff of the Secretariat of the Board of Commissioners
		3.	Adjustment of Position Name in contract of Mr. Ario Guntoro
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		√	√	√	√	-	-	√	√	N/A	N/A	N/A
17.	October 7, 2019	Update about Telkom University
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		√	√	-	-	-	-	√	√	N/A	N/A	N/A
18.	October 31, 2019	1.	Proposal Submission for Extension of Members and Committee Staff
		2.	Submission of Main Principles of the Board of Commissioners for the Work Program and Budget of the Board of Commissioners in 2020
		3.	2019 Tw IV BOC Visit to Regional Plan
		4.	2020 RKAP Discussion/Deepening Schedule
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		√	√	√	√	-	-	√	-	N/A	N/A	N/A
19.	November 25, 2019	1.	Proposed Appointment of Members of the Board of Commissioners of PT Telkomsel
		2.	Etc:
		a.	Appointment of Commissioner Edwin Hidayat Abdullah as Deputy Director of PT Angkasa Pura II
		b.	Data and Information Support to the President Commissioner in communicating with the Dwiwarna A Series Shareholder regarding the Company's Management
		c.	Management of Telkom Group Subsidiaries
		d.	Write-off Receivables
		e.	Progress Management of Telkom University Senate Reform
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		√	√	√	√	N/A	√	√	√	N/A	N/A	N/A
20.	November 26, 2019	1.	Discussion of Turn Around Blanja.com
		2.	Discussion of 2020-2024 CSS Risk Assessment
		3.	Deepening of Write-off Receivable Data
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		-	√	√	-	N/A	-	-	√	N/A	N/A	N/A
21.	December 3, 2019	1.	Determination Proposal for Management of Subsidiary (Telkomsel)
		2.	Turn Around Blanja.com Update
		3.	Discussion of the Board of Commissioners Instruction in 2020-2024 CSS
		4.	Discussion on 2020 RKAP
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		√	√	√	√	N/A	√	√	√	N/A	N/A	N/A
22.	December 17, 2019	1.	Approval of Telkom Parent Medium Term and Long Term Loans Withdrawal Plan in 2020
		2.	Phase 1 Commitment Capex Release in 2020 RKAP
	Attendance List	RK1	MWK[1]	MGD	CA	EHA[3]	IR4	IS1	MRP[1]	HS2	RF2	PJW[2]
		√	√	√	√	N/A	√	√	√	N/A	N/A	N/A

Remarks:

4
RK	Rhenald Kasali	EHA	Edwin Hidayat Abdullah	HS	Hendri Saparini	1	Since May 24, 2019
MWK	Marsudi Wahyu Kisworo	IR	Isa Rachmatarwata	RF	Rinaldi Firmansyah	2	Up to May 24, 2019
MD	Margiyono Darsasumarja	IK	Ismail	PJW	Pamijati Pamela Johanna Waluyo	3	Up to November 18, 2019
CA	Cahyana Ahmadjayadi	MRP	Marcelino Rumambo Pandin			4	Up to December 23, 2019

Board of Commissioners’ Attendance at Internal Meetings

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance
				%
1.	Rhenald Kasali (1)	15	14	93
2.	Marsudi Wahyu Kisworo (1)	15	12	80
3.	Margiyono Darsasumarja	22	21	95
4.	Cahyana Ahmadjayadi	22	20	91
5.	Edwin Hidayat Abdullah (3)	18	8	44
6.	Isa Rachmatarwata (4)	22	12	55
7.	Ismail (1)	15	14	93
8.	Marcelino Rumambo Pandin (1)	15	12	80
9.	Hendri Saparini (2)	7	7	100
10.	Rinaldi Firmansyah (2)	7	7	100
11.	Pamijati Pamela Johanna Waluyo (2)	7	6	86
Remarks:
(1)	Since May 24, 2019
(2)	Up to May 24, 2019
(3)	Up to November 18, 2019
(4)	Up to December 23, 2019

Board of Commissioners’ and Board of Directors’ Attendance and Agenda at Joint Meetings

No.	Date	Meeting’s Agenda
1.	January 29, 2019	1.	December 2018 Company Performance
		2.	Integrated Audit Closing Progress for the 2018 fiscal year
	Attendance List of BOC	RK1	MWK[1]	MGD	CA		EHA[3]	IR4	IS1	MRP[1]		HS2	RF2	PJW[2]
		N/A	N/A	√	√		-	√	N/A	N/A		√	√	√
	Attendance List of BOD	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N /A	N/A	N/A	N/A	√	√	√	√	√
2.	February 19, 2019	January 2019 Company Performance
	Attendance List of BOC	RK1	MWK[1]	MGD	CA		EHA[3]	IR4	IS1	MRP[1]		HS2	RF2	PJW[2]
		N/A	N/A	√	√		√	√	N/A	N/A		√	√	√
	Attendance List of BOD	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N /A	N/A	N/A	N/A	√	√	√	√	√
3.	March 22, 2019	February 2019 Company Performance
	Attendance List of BOC	RK1	MWK[1]	MGD	CA		EHA[3]	IR4	IS1	MRP[1]		HS2	RF2	PJW[2]
		N/A	N/A	√	√		√	√	N/A	N/A		√	√	√
	Attendance List of BOD	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N /A	N/A	N/A	N/A	-	√	√	√	√
4.	April 29, 2019	1.	March 2019 Company Performance
		2.	2019 AGMS Implementation Report
	Attendance List of BOC	RK1	MWK[1]	MGD	CA		EHA[3]	IR4	IS1	MRP[1]		HS2	RF2	PJW[2]
		N/A	N/A	√	√		√	√	N/A	N/A		√	√	√
	Attendance List of BOD	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N /A	N/A	N/A	N/A	√	√	√	√	√
5.	May 22, 2019	April 2019 Company Performance
	Attendance List of BOC	RK1	MWK[1]	MGD	CA		EHA[3]	IR4	IS1	MRP[1]		HS2	RF2	PJW[2]
		N/A	N/A	√	√		√	√	N/A	N/A		√	√	√
	Attendance List of BOD	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N /A	N/A	N/A	N/A	√	√	√	√	√

No.	Date	Meeting’s Agenda
6.	June 26, 2019	1.	May 2019 Company Performance and 2019 Outlook Performance
		2.	Submission of 2020-2024 CSS Draft
		3.	2019 Integrated Audit Implementation Readiness Report
		4.	Etc:
		a.		Time frame/deadline for fulfillment and response/report things that need to be followed up
		b.		minutes of meeting are 2 (two) weeks after Joint Meeting
	Attendance List of BOC	RK1	MWK[1]	MGD	CA		EHA[3]	IR4	IS1	MRP[1]		HS2	RF2	PJW[2]
		√	√	√	√		√	√	-	√		N/A	N/A	N/A
	Attendance List of BOD	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
7.	July 30, 2019	1.	June 2019 Company Performance
		2.	2019 1st Semester Filling Consolidated Financial Statements & Information Disclosure Preparation Report
	Attendance List of BOC	RK1	MWK[1]	MGD	CA		EHA[3]	IR4	IS1	MRP[1]		HS2	RF2	PJW[2]
		√	√	√	√		√	-	√	√		N/A	N/A	N/A
	Attendance List of BOD	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	-	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
8.	August 28, 2019	1.	July 2019 Company Performance
		2.	Submission of 2020-2024 CSS Lite Final Draft
	Attendance List of BOC	RK1	MWK[1]	MGD	CA		EHA[3]	IR4	IS1	MRP[1]		HS2	RF2	PJW[2]
		√	√	√	√		√	√	√	-		N/A	N/A	N/A
	Attendance List of BOD	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	-	√	√	√	√	N/A	N/A	N/A	N/A	N/A
9.	September 25, 2019	1.	August 2019 Company Performance
		2.	Submission of Telkomsel Presentation
	Attendance List of BOC	RK1	MWK[1]	MGD	CA		EHA[3]	IR4	IS1	MRP[1]		HS2	RF2	PJW[2]
		√	√	√	√		-	√	√	√		N/A	N/A	N/A
	Attendance List of BOD	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
10.	October 31, 2019	1.	October 2019 Company Performance
		2.	Submission of 2020-2024 CSS Final
		3.	Submission of 2020 RKAP Initial Proposal
	Attendance List of BOC	RK1	MWK[1]	MGD	CA		EHA[3]	IR4	IS1	MRP[1]		HS2	RF2	PJW[2]
		√	√	√	√		√	-	√	-		N/A	N/A	N/A
	Attendance List of BOD	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
11.	November 26, 2019	1.	September 2019 Company Performance
		2.	Submission of 2020-2024 CSS by each CFU/FU
		3.	Etc:
		a.		Inorganic Summit
		b.		Write-off of accounts receivable
		c.		Inspiring Young Papuan Program
	Attendance List of BOC	RK1	MWK[1]	MGD	CA		EHA[3]	IR4	IS1	MRP[1]		HS2	RF2	PJW[2]
		√	√	√	√		N/A	√	√	√		N/A	N/A	N/A
	Attendance List of BOD	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
12.	December 10, 2019	Submission of 2020 RKAP Final
	Attendance List of BOC	RK1	MWK[1]	MGD	CA		EHA[3]	IR4	IS1	MRP[1]		HS2	RF2	PJW[2]
		√	√	√	√		N/A	√	√	√		N/A	N/A	N/A
	Attendance List of BOD	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	-	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A

No.	Date	Meeting’s Agenda
13.	December 17, 2019	1.	November 2019 Company Performance
		2.	The concept of Streamlining Subsidiaries
	Attendance List of BOC	RK1	MWK[1]	MGD	CA		EHA[3]	IR4	IS1	MRP[1]		HS2	RF2	PJW[2]
		√	√	√	√		N/A	√	-	√		N/A	N/A	N/A
	Attendance List of BOD	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	-	√	√	N/A	N/A	N/A	N/A	N/A

Remarks:

RK	Rhenald Kasali	IR	Isa Rachmatarwata	RA	Ririek Adriansyah	FRD	Faizal Rochmad Djoemadi
MWK	Marsudi Wahyu Kisworo	IS	Ismail	HMZ	Harry Mozarta Zen	AS	Achmad Sugiarto
MGD	Margiyono Darsasumarja	MRP	Marcelino Rumambo Pandin	SC	Siti Choiriana	AJS	Alex Janangkih Sinaga
CA	Cahyana Ahmadjayadi	HS	Hendri Saparini	BW	Bogi Witjaksono	DB	David Bangun
EHA	Edwin Hidayat Abdullah	RF	Rinaldi Firmansyah	ZA	Zulhelfi Abidin	DR	Dian Rachmawan
1	Since May 24, 2019	3	Up to November 18, 2019	EA	Edwin Aristiawan	ASA	Abdus Somad Arief
2	Up to May 24, 2019	4	Up to December 23, 2019	EW	Edi Witjara	HRH	Herdy Rosadi Harman

Board of Commissioners’ Attendance at Joint Meetings

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance
				%
1.	Rhenald Kasali (1)	8	8	100
2.	Marsudi Wahyu Kisworo (1)	8	8	100
3.	Margiyono Darsasumarja	13	13	100
4.	Cahyana Ahmadjayadi	13	13	100
5.	Edwin Hidayat Abdullah (3)	10	8	80
6.	Isa Rachmatarwata (4)	13	11	85
7.	Ismail (1)	8	6	75
8.	Marcelino Rumambo Pandin (1)	8	6	75
9.	Hendri Saparini (2)	5	5	100
10.	Rinaldi Firmansyah (2)	5	5	100
11.	Pamijati Pamela Johanna Waluyo (2)	5	5	100
Remarks:
(1)	Since May 24, 2019
(2)	Up to May 24, 2019
(3)	Up to November 18, 2019
(4)	Up to December 23, 2019

Board of Directors’ Attendance at Joint Meetings

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance
				%
1.	Ririek Adriansyah (1)	8	8	100
2.	Harry Mozarta Zen	13	13	100
3.	Siti Choiriana	13	13	100
4.	Bogi Witjaksono (1)	8	6	75
5.	Zulhelfi Abidin	13	12	92
6.	Edwin Aristiawan (1)	8	8	100
7.	Edi Witjara (1)	8	7	88
8.	Faizal Rochmad Djoemadi (1)	8	8	100
9.	Achmad Sugiarto (1)	8	8	100
10.	Alex Janangkih Sinaga (2)	5	4	80
11.	David Bangun (2)	5	5	100
12.	Dian Rachmawan (2)	5	5	100
13.	Abdus Somad Arief (2)	5	5	100
14.	Herdy Rosadi Harman (2)	5	5	100
Remarks:
(1)	Since May 24, 2019
(2)	Up to May 24, 2019

BOARD OF COMMISSIONERS’ PERFORMANCE ASSESSMENT

Through the Annual GMS, Shareholders evaluate the performance of the Board of Commissioners based on the Board of Commissioners' Performance Implementation Report which is responsible for the current financial year. The performance evaluation includes the level of participation of members of the Board of Commissioners in meetings and activities of the Company, achievement of targets and work targets, both in carrying out its functions as a member of the Board of Commissioners and as a member of the committee.

COMMITTEE UNDER BOARD OF COMMISSIONERS’ ASSESSMENT

In carrying out their duties, the Board of Commissioners is assisted by the Audit Committee, the Nomination and Remuneration Committee, and the Planning and Risk Evaluation and Monitoring Committee. In general, these committees performed well throughout 2019 and were able to carry out their duties and responsibilities which are outlined as follows:

Committees	2019 Performance
Audit Committee	•	Assist the Board of Commissioners in overseeing the audit process conducted by independent auditors properly.
	•	Helps to evaluate and provide recommendations on the results of internal and external audits very well.
Committee for Nomination and Remuneration	•	Help the Board of Commissioners consider the Directors in making the right strategic decisions.
	•	Help formulate candidate proposals and remuneration for Directors and top management that are appropriate and reasonable.
Committee for Planning and Risk Evaluation and Monitoring	•	Assist the Board of Commissioners in terms of business planning and risk management.
	•	Help the Board of Commissioners provide recommendations to the Directors well on the course of Telkom in the long run, including the decision on the Merger and Acquisition (M&A).

BOARD OF DIRECTORS’ PERFORMANCE ASSESSMENT

Performance evaluation The Board of Directors uses a balanced scorecard on four main aspects such as financial, customer, internal business process, and learning and growth. Besides, the performance of the Directors is also assessed based on the achievement of Key Performance Indicators (KPI) following the Company's Articles of Association, as well as the realization of the RKAP. Telkom determines three types of KPIs, such as:

•	Shared KPI, namely KPI with the same naming, target, realization, and achievement for all Directors.
•	Common KPI, i.e. KPI with the same naming and target, but different realization and achievement for each Board of Directors.
•	Specific KPI, which is a different KPI for each Director and a specific program that is the main task and priority of each Director and their Directorate.

The Board of Directors' performance evaluation process begins by filling out the realization of Management Contracts (KM) online and followed up with a direct meeting for the process of clarification and determination of the final performance score, which will be submitted to the Performance Committee and the President Director for the final determination. Then, the evaluation results will be reported to the Board of Commissioners.

AUDIT COMMITTEE

Telkom has an Audit Committee that works based on the Audit Committee Charter, which was established through the Decision of the Board of Commissioners No.10/KEP/DK/2018 the work implementation guidelines (Charter) for Corporate Audit Committee of PT Telekomunikasi Indonesia Tbk. The duties and functions of the Audit Committee are to assist the Board of Commissioners in carrying out the company's supervisory function following OJK Regulation No.55/POJK.04/2015 dated December 23, 2015, the provisions of the US SEC Exchange Act 10A-3, the principles of Good Corporate Governance (GCG), and other related regulations.

AUDIT COMMITTEE’S SCOPE, DUTIES, AND RESPONSIBILITIES

The scope, duties, and responsibilities of the Audit Committee are:

1.

To assist the Board of Commissioners in the process of selecting independent auditors to conduct the integrated audit for the Company and its consolidated subsidiaries based on independence, the scope of work and service fee.

2.

To oversee the integrated audit process for the Company and the audit process of the subsidiaries of which the financial statements are consolidated into the Company’s consolidated financial statements.

3.	To give independent opinions in the event of any different opinion between the management and the independent auditors.
4.	To give pre-approval of non-audit services to be assigned to the independent auditors.
5.	To review any financial information to be published by the Company, such as financial statements, projections, and any other financial information.
6.	To monitor the adequacy of the management’s efforts to build and operate effective internal control, in particular the internal control of financial reporting.
7.	To analyze inspection done by the Internal Auditor.
8.	Supervise Internal Auditors’ findings follow-up by management.
9.

Providing facilities to receive, study and followup complaint (whistleblower) which includes The Company, Subsidiaries and its Affiliation (Affiliate definition based on Article 1 Number 1 Law No. 8 in 1995 regarding Capital Market).

10.	To monitor the compliance of the Company with the laws and regulations on the capital market and any other laws and regulations concerning the Company’s business.
11.	To analyze Risk Management policies and implementation made and run by management.
12.	Analyzing and advising the Board of Commissioners regarding the potential conflict of interest inside The Company.
13.	Maintain confidentiality of The Company and its consolidated Subsidiaries' Subsidiaries' document, data and information.
14.	To do other tasks given by the Board of Commissioners.

Furthermore, the Decision of the Board of Commissioners No. 04/KEP/DK/2011 dated March 24, 2011, regarding the Charter of the Risk Planning Evaluation and Monitoring Committee (KEMPR) of PT Telekomunikasi Indonesia, Tbk regulates the division of tasks between the Audit Committee and the KEMPR, particularly in items 10 and 11 above, as follows:

1.	Audit Committee analyzes and monitors The Company’s compliance to the Capital Market Regulation where the Company’s stock is listed, especially related to the financial reporting risk.
2.	KEMPR analyze and monitor The Company’s compliance to laws and regulation related to the business of the Company.

AUDIT COMMITTEE’S COMPOSITION

Referring to OJK Regulations and US SEC Regulations, the Audit Committee has at least three members, one of whom is an Independent Commissioner and Chair of the Audit Committee. Then, the other two members of the Audit Committee must be an independent party.

On May 29, 2019, Telkom held an Annual General Meeting of Shareholders and changed the composition of the Board of Commissioners, including the replacement of Independent Commissioners. With these changes, Telkom's Audit Committee also experienced changes through the Resolution of the Board of Commissioners No.04/KEP/DK/2019 dated May 29, 2019, regarding the Membership Composition of the Company's Audit Committee of the Company (Persero) PT Telekomunikasi Indonesia Tbk, as follows:

Audit Committee’s Composition as of December 31, 2018

Position	Name	Double Position Status
Chairman	Margiyono Darsasumarja*	Independent Commissioner
Secretary/Member	Tjatur Purwadi	Independent Member
Members	Rinaldi Firmansyah*	Commissioner/Non-Voting Member
	Cahyana Ahmadjayadi*	Independent Commissioner
	Sarimin Mietra Sardi	Independent Member

Remark:

*	Profile of Audit Committee’s Member from the Board of Commissioners can be seen on Profile of The Board of Commissioners

Audit Committee’s Composition as of December 31, 2019

Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	Margiyono Darsasumarja* Independent Commissioner

Resolution of the Board of Commissioners No.05/KEP/DK/2017, April 28, 2017, then set it back in Resolution of the Board of Commissioners No.07/KEP/DK/2018, September 28, 2018, then set it back in Resolution of the Board of Commissioners No. 04/KEP/DK/2019, May 29, 2019.

2017-Present
Secretary	Tjatur Purwadi Independent Member

Resolution of the Board of Commissioners No.05/KEP/DK/2014, March 25,2014, then set it out in Resolution of the Board of Commissioners No.09/KEP/DK/2016, July 27, 2016, then set it out again in Resolution of the Board of Commissioners No.07/KEP/DK/2018, September 28, 2018, then set it out again in Resolution of the Board of Commissioners No. 04/KEP/DK/2019, May 29, 2019.

2014- Present
Members	Ismail Commissioner	Resolution of Board of Commissioners No. 04/KEP/DK/2019 date May 29, 2019.	2019- Present
	Marcelino Rumambo Pandin Commissioner	Resolution of Board of Commissioners No. 04/KEP/DK/2019 date May 29, 2019.	2019- Present
Sarimin Mietra Sardi Independent Member

Resolution of the Board of Commissioners No.04/KEP/DK/2016, March 31, 2016, then set it out in Resolution of the Board of Commissioners No.07/KEP/DK/2018, September 28, 2018, then set it out again in Resolution of the Board of Commissioners No. 04/KEP/DK/2019, May 29, 2019.

2016- Present

Remark:

*	Profile of Audit Committee’s Member from the Board of Commissioners can be seen on Profile of The Board of Commissioners

AUDIT COMMITTEE MEMBER’S PROFILE WHO ARE NOT BOARD OF COMMISSIONERS’ DOUBLE POSITION

Tjatur Purwadi

Secretary and Independent Member

Born	: Surabaya, January 28, 1956
Age	: 63 years old
Citizenship	: Indonesian
Domicile	: Bandung

Educations

1990	Bachelor degree in Accounting, University of Gadjah Mada, Yogyakarta, Indonesia.
2000	Master degree in Management in Finance, University of Padjajaran, Bandung, Indonesia.

Basis of Appointment

Resolution of the Board of Commissioners No.05/KEP/DK/2014 dated March 25, 2014, and re-established through Resolution of the Board of Commissioners No.07/KEP/DK/2018 on September 28, 2018, and finally determined by Resolution of the Board of Commissioners No.04/KEP/DK/2019. Aside from being the Secretary of the Audit Committee, currently, there are no other positions held by Tjatur Purwadi in the Company. Following the Resolution of the BOC, he is appointed as Secretary and concurrently an independent member of the Audit Committee.

Term of Service

2014 up to present.

Duties and Responsibilities

Served to facilitate the carrying out of the duties of members of the Audit Committee, conduct correspondence, prepare documentation, prepare reports on changes to the Audit Committee Charter, and coordinate the independent auditor selection process.

Career Experiences

2014 - Present	Secretary/Member of the Audit Committee.
2012 - 2014	Director - Assurance Team KAP Tanudiredja, Wibisana & Rekan/PwC.
1979 - 2012	PT Telkom Indonesia (Persero) Tbk. (Held several strategic offices including Vice President (VP) - Financial & Logistic Policy and Head of Internal Audit).

Sarimin Mietra Sardi

Independent Member

Born	: Ujung Pandang, September 17, 1958
Age	: 61 years old
Citizenship	: Indonesian
Domicile	: Bandung

Educations

1993	Bachelor degree in Accounting, Sekolah Tinggi Akuntansi Negara (STAN), Jakarta, Indonesia.
2008	Master degree in Management, Universitas Pendidikan Indonesia (UPI), Jakarta, Indonesia.

Basis of Appointment

Resolution of the Board of Commissioners No.04/KEP/DK/2016 dated March 31, 2016, and finally re-established through Resolution of the Board of Commissioners No.07/KEP/DK/2018 on September 28, 2018, and re-established by Resolution of the Board of Commissioners Resolution No.04/KEP/DK/2019. Following the Resolution of the Board of Commissioners, the position charged is as a financial expert member of the Audit Committee.

Term of Service

March 31, 2016, up to the present.

Duties and Responsibilities

Served to oversee and monitor the integrated audit process, the process of consolidating financial statements, the effectiveness of internal control over financial reporting following the Resolution of the Board of Commissioners No. 04/KEP/DK/2019.

Career Experiences

2016 - Present	Independent Member of the Audit Committee.
1982 - 2014	PT Telkom Indonesia (Persero) Tbk. (Held several strategic offices including Deputy SGM Finance Operation and Director of Finance & HR of Telkom Pension Fund).

AUDIT COMMITTEE’ INDEPENDENCE

Telkom requires all members of the Audit Committee to uphold integrity and independence from the time they were first appointed so that we are confident that the decision of the Audit Committee will be oriented towards independence and avoid pressure from other parties in carrying out their duties and responsibilities.

AUDIT COMMITTEE’S PERFORMANCE AND IMPLEMENTATION ACTIVITIES

The performance and implementation of the Audit Committee's activities during the reporting period have been summarized in the Audit Committee's Activity Report for 2019, which includes information on:

1.

Evaluate the Independent Auditors who audit the Company's consolidated financial statements for the 2018 fiscal year and provide recommendations to the Board of Commissioners regarding the appointment of an Independent Auditor who will audit the Company's consolidated financial statements for the 2019 fiscal year

a.

The Audit Committee prepares an evaluation report on the audit of the Company's consolidated financial statements for the 2018 fiscal year submitted to the Board of Commissioners and the Capital Market Authority (OJK).

b.

Based on the Audit Committee's report on the results of the evaluation of the audit of the Company's consolidated financial statements for the 2018 fiscal year, the Board of Commissioners proposes an independent auditor to audit the 2019 consolidated financial statements at the 2019 Annual General Meeting of Shareholders of the Company.

2.	Supervise the Integrated Audit process for the fiscal year 2019
a.

The Audit Committee has conducted discussions with Management (VP Financial Policy, SGM Shared Service of Finance), Internal Auditors and Independent Auditors of KAP Purwantono, Sungkoro & Surja a member firm of Ernst & Young Global Limited (KAP PSS/EY) related to the quality and acceptability of accounting standards financial statements applied by the Company, significant accounting estimates and judgments, and the adequacy of disclosures in the consolidated financial statements, and the effectiveness of internal controls implemented by Management, so that the quantity and quality of financial statements issued by Management are presented fairly and there are no material misstatements.

b.

The Audit Committee has reviewed and discussed audited consolidated financial statements and notes to the consolidated financial statements in the Annual Report (Form 20F) with Company Management. Regarding the Company's risk management, the Audit Committee supervises and monitors fraud risk, and financial reporting risks that may have a material impact on the presentation of financial statements.

c.

Besides, the Audit Committee reviews and discusses with the Independent Auditor (KAP PSS/EY) the management's compliance with the implementation of capital market regulations and other regulations relating to the Company's business following PSA 62 standards which began an audit in 2017.

3.	Reviewing and supervising the work plan and implementation of the Internal Auditor Unit for the 2019 fiscal year
a.

The Audit Committee has conducted a review and discussion of the proposed 2019 Internal Audit Unit work program associated with risks that would occur in 2019 before the work program is determined by Management.

b.

The Audit Committee conducts quarterly discussions of findings and recommendations on the results of the audit process and internal consultations from the Internal Audit Unit, including monitoring follow-up completed by Management.

4.	Supervise the audit process of the Partnership and Community Development Program (PKBL) carried out by the Community Development Center Unit (CDC) for the fiscal year 2019

The Audit Committee has conducted discussions with CDC Management and independent auditors (KAP PSS/EY) related to the implementation of the Partnership and Community Development Program in 2019, the audit process for financial statements for the 2019 fiscal year, and agreed-upon procedures (AUP) for compliance with regulations that apply in the management of the Partnership and Community Development program.

5.	Reviewing complaints information that comes through the 2019 fiscal year Whistleblower (WBS) program

To provide opportunities and facilities for all parties to submit complaints both by TelkomGroup employees and from outside TelkomGroup (third parties), the Audit Committee prepares a Whistleblower application system so that it can be accessed easily from anywhere via internet access.

AUDIT COMMITTEE’S MEETING

In 2019, the Audit Committee held a 29 Meeting. This amount meets the requirements of the Telkom Audit Committee Charter stipulating that the Audit Committee conducts meetings once a month and OJK Regulation No.55/POJK.04/2015 dated December 23, 2015, regarding the Establishment and Guidelines for the Audit Committee's Work Implementation, particularly in Article 13, which states that the Audit Committee conducts meetings periodically at least once every three months.

All Audit Committee meetings are held following the Audit Committee Charter and aim to facilitate the implementation of the duties and responsibilities of Audit Committee members. The following is more detailed data on the attendance of each member in the Audit Committee meeting.

Audit Committee’s Meeting Attendances

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance
				%
1.	Margiyono Darsasumarja	29	26	90
2.	Tjatur Purwadi	29	29	100
3.	Ismail (1)	14	11	79
4.	Marcelino Rumambo Pandin (1)	14	11	79
5.	Sarimin Mietra Sardi	29	29	100
6.	Cahyana Ahmadjayadi (2)	15	15	100
7.	Rinaldi Firmansyah (2)	15	15	100
Remarks:
(1)	Since May 24, 2019
(2)	Up to May 24, 2019

AUDIT COMMITTEE’S EDUCATION AND TRAINING

Telkom needs a reliable and trustworthy Audit Committee with the best competence following business developments in the digital age. For this reason, Telkom included Audit Committee members in various education and training programs in 2019, as follows:

No.	Name	Training Program		Date	Location
1.	Margiyono Darsasumarja	Security & Risk Management, Gartner		September 9-11	United Kingdom
2.	Tjatur Purwadi	1.	ECIIA Conference 2019	September 18-20	Luxembourg
		2.	Certification in Audit Committee Practices, IKAI	November 5-7	Indonesia
3.	Ismail	1.	ECIIA Conference 2019	September 18–20	Luxembourg
		2.	Certification in Audit Committee Practices, IKAI	November 5-7	Indonesia
4.	Marcelino Rumambo Pandin	Certification in Audit Committee Practices, IKAI		November 5-7	Indonesia
5.	Sarimin Mietra Sardi	ECIIA Conference 2019		September 18-20	Luxembourg

COMMITTEE FOR NOMINATION AND REMUNERATION

OJK Regulation No.34/POJK.04/2015 regarding the Nomination and Remuneration Committee of Issuers or Public Companies requires Telkom to have a Nomination and Remuneration Committee (KNR). Internally, the provisions regarding KNR are regulated in the Nomination and Remuneration Committee Charter, which was established through the Resolution of the Board of Commissioners No.13/KEP/DK/2018 dated 31 December 2018 regarding Working Guidelines Charter of the Committee Nomination and Remuneration of the Company (Persero) PT Telekomunikasi Indonesia, Tbk.

The Charter contains the working procedures of the Committee for Nomination And Remuneration whose task is to assist the Board of Commissioners in supervising the determination of qualifications and nomination processes, as well as the remuneration of the Board of Commissioners, Directors and executive officers. With the KNR, Telkom hopes that the remuneration policy selection and decision-making process can be carried out following professional and independent considerations without pressure from other parties.

KNR’S SCOPE, DUTIES, AND RESPONSIBILITIES

Telkom has a Nomination and Remuneration Committee with the following scope, duties, and responsibilities:

1.

To prepare the policy, criteria, and selection needed for the strategic titles within the Company namely the one title below the Director and Executive (a member of Board of Directors and member of Board of Commissioners) of consolidated subsidiaries that refer to the principles of good corporate Governance.

2.

To assist the Board of Commissioners together with or through the consultation with the Board of Directors to select the candidate for strategic titles within the Company (a member of Board of Directors and member of Board of Commissioners) consolidated subsidiaries.

3.	To give recommendations to the Board of Commissioners to be conveyed to the holder of series A Dwiwarna shares regarding:
	a.	The composition of the title of members of the Board of Directors.
	b.	The succession planning of members of the Board of Directors.
	c.	Assessment based on the parameter that has been prepared as the evaluation material for the capability development of the Board of Directors’ members.
4.

Provide recommendations to the Board of Commissioners to be submitted to the General Meeting of Shareholders through the shareholders of the A Dwiwarna Series concerning the policies, amount and/or structures for the remuneration of Board of Directors and Board of Commissioners.

5.	Remuneration of the Board of Directors and Board of Commissioners in the form of salary or honorarium, allowances, and facilities that are fixed and variable incentives.
6.	Review the employment contract and/or performance statement of each member of the Board of Directors.

The Chairman of the KNR is responsible for coordinating and directing the implementation of the duties and responsibilities of the Committee. Then, the position of Secretary in the KNR is assigned to assist the Chairman in managing administration, documents, and activities. Committee members are parties who accept aspirations and formulate recommendations of the nomination and remuneration of the Directors and the Board of Commissioners, and executive officers.

Referring to the Letter of SOE Minister's number S.675/MBU/10/2018, dated October 18, 2018, regarding approval of proposals, limitations and/or criteria for the authority of the Board of Commissioners of PT Telekomunikasi Indonesia (Persero) Tbk., It is stated that there is a division in the authority to propose the Company's representatives in the management of the Company's subsidiary, then:

1.	The authority of Dwiwarna A Series Shareholders is for:
	a.	President Director and President Commissioner of the Company's Subsidiaries.
	b.	Company Management (Directors and Commissioners), with total assets ≥ 50% of total parent assets and/or subsidiary revenue ≥ 50% of parent revenue.
2.

The authority of the Board of Commissioners of PT Telkom Indonesia (Persero) Tbk. is for the Director (other than the President Director) and the Board of Commissioners (other than the President Commissioner) in the Company's subsidiary with a total asset ≤ 50% of the total assets of the parent company, and/or a subsidiary with revenue ≤ 50% of the parent company's total revenue.

As part of the follow-up to the Letter of SOE Minister number S.675/MBU/10/2018, on October 18, 2018, in 2019 the Nomination and Remuneration Committee conducted 29 Feasibility and Compliance Tests, for 70 management positions (position target) with 208 candidates in 11 subsidiaries and in the Secretariat of the Board of Commissioners.

KNR’S COMPOSITION

Based on OJK Regulation No.34/POJK.04/2015, there are at least three members of the Nomination and Remuneration Committee. One of them, namely as a concurrent member of the Chair, is an Independent Commissioner. The other two members can come from members of the Board of Commissioners, parties from outside the company, or management under the Board of Directors. As of the end of the 2019 reporting period, KNR Telkom did not have external members.

The composition of the KNR members is regulated through Resolution of the Board of Commissioners No.14/KEP/DK/2019 dated December 17, 2019, regarding the Membership Composition of the Company’s Nomination and Remuneration Committee of PT Telekomunikasi Indonesia Tbk. The decree stipulates the Members of the Nomination and Remuneration Committee as follows:

Committee for Nomination and Remuneration’s Composition as of December 31, 2018

Position	Name	Double Position Status
Chairman	Pamijati Pamela Johanna Waluyo*	Independent Commissioner
Members	Rinaldi Firmansyah*	Commissioner
	Edwin Hidayat Abdullah*	Commissioner
	Isa Rachmatarwata*	Commissioner
	Margiyono Darsasumarja*	Independent Commissioner
	Cahyana Ahmadjayadi*	Independent Commissioner

Remark:

*	Profile of KNR’s Member from the Board of Commissioners can be seen on Profile of The Board of Commissioners

Committee for Nomination and Remuneration’s Composition as of December 31, 2019

Position	Name and Double Position Status	Duties of Each Member
Chairman/ Member	Cahyana Ahmadjayadi* Independent Commissioner	To be responsible to give the directions and coordination of the implementation of duty.
Members	Ismail* Commissioner	To be responsible to coordinate the inputs coming from the parties related to the major controlling shareholders of the issue of nomination and remuneration.
Marcellino Rumambo Pandin* Commissioner
Marsudi Wahyu Kisworo* Independent Commissioner

Remark:

*	Profile of KNR’s Member from the Board of Commissioners can be seen on Profile of The Board of Commissioners
**	Double position until September 8, 2019

KNR’S INDEPENDENCE

Telkom ensures that the members of the Nomination and Remuneration Committee (KNR) have sufficient integrity and independence as the basis for carrying out their duties and responsibilities. For this reason, Telkom requires each KNR member to sign a statement of integrity and independence from the time they are appointed. The aim is that each KNR member can work independently and professionally, and avoid conflicts of interest.

KNR’S PERFORMANCE AND IMPLEMENTATION ACTIVITIES

Throughout 2019, the Nomination and Remuneration Committee has assisted the implementation of the duties of the Board of Commissioners in producing decisions, through the implementation of the Agenda,  including:

1.

Meeting and Approval of the Nomination and Remuneration Committee and the Secretariat of the Board of Commissioners, for internal settlement of the secretariat within the Board of Commissioners, with 23 activities, including:

	a.	Membership of the Committee.
	b.	The administrative staff as well as members of the Committee and the Secretariat staff of the Board of Commissioners.

2.	The implementation of the Feasibility and Compliance Test of the management of the company's subsidiary companies, amounting to 29 activities, with the following distribution:
	a.	Authority of Dwiwarna A Series shareholders:
		No.	Management Position	Subsidiary	Number of candidates
		1.	All Directors and Board of Commissioners	PT Multimedia Nusantara	39
		2.	President Commissioner and President Director	PT PINS Indonesia	10
		3.	President Director and President Commissioner	PT Jalin Pembayaran Nusantara	10
		4.	Chief Commissioner (Ex Officio)	PT Infomedia Nusantara	0
		5.	CEO and Chief Commissioner (Ex Officio)	PT Telkom Indonesia International	5
		6.	President Director and Chief Commissioner (Ex Officio)	PT Telkom Infra	5
		7.	Chief Commissioner (Ex Officio)	PT Dayamitra Telekomunikasi	0
		8.	Chief Commissioner (Ex Officio)	PT Graha Sarana Duta	0
		9.	CEO and Chief Commissioner (Ex Officio)	PT Telkomsat	5
		10.	Chief Commissioner (Ex Officio)	PT Metranet	5
		Total			79

	b.	The authority of the Board of Commissioners of PT Telkom Indonesia (Persero) Tbk.:
		No.	Management Position	Subsidiary	Number of candidates
		1.	4 Directors and 1 Commissioner	PT Telkomsat	15
		2.	3 Directors and 1 Commissioner	PT PINS Indonesia	12
		3.	1 Director	PT Jalin Pembayaran Nusantara	3
		4.	2 Commissioners	PT Infomedia Nusantara	6
		5.	3 Directors and 3 Commissioners	PT Telkom Indonesia International	18
		6.	4 Directors and 1 Commissioner	PT Telkom Infra	15
		7.	2 Directors and 3 Commissioners	PT Dayamitra Telekomunikasi	15
		8.	4 Directors and 3 Commissioners	PT Telkom Akses	21
		9.	4 Directors and 2 Commissioners	PT Graha Sarana Duta	16
		10.	1 Commissioner	PT Metranet	3
		11.	Organic PT Telkom Indonesia (Persero) Tbk.	Sekretariat Dekom	5
		Total			129

3.	Submission of prospective candidates for the Company's Board of Directors and Approval of the results of the Feasibility and Compliance Test, with 23 activities, including:
	a.	Submission of Prospective Directors of PT Telkom Indonesia (Persero) Tbk. to Dwiwarna Series A shareholders.
	b.	Determination of Nominations for Candidates for President Director and President Commissioner of Subsidiaries.
	c.	Determination of Candidates for Management of Subsidiaries that Are the Authority of the Board of Commissioners.
	d.	Request for renewal of approval of proposed representatives of the Company in a subsidiary of PT Telkom Indonesia, Tbk.
	e.	Approval of Directors of Subsidiaries of PT Telkom Indonesia, Tbk

4.	Approval of Organizational Structure one level below the directors, with 3 activities, including:
	a.	Organizational Structure One Level Below the Directors for the Strategic Portfolio Directorate and the Digital Business Directorate.
	b.	Approval of Changes in Organizational Structure One Level below the Board of Directors for the Directorate of Finance.

5.	Approval of Remuneration for 5 activities, including:
	a.	Application for Tantiem for Fiscal Year 2018 and Remuneration of Directors and Board of Commissioners for Fiscal Year 2019.
	b.	Explanation of proposed contract management for Director of SP & Director of DB, Semester II 2019.

KNR’S MEETINGS

Telkom is required to comply with the Regulation of OJK No.34/POJK.04/2014 regarding the Nomination and Remuneration Committee which regulates the minimum number of Nomination and Remuneration Committee Meetings at least once every four months.    In 2019, KNR Telkom has held 82 meetings.

Committee for Nomination and Remuneration’s Meeting Attendance in 2019

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance
				%
1.	Cahyana Ahmadjayadi	82	76	93
2.	Ario Guntoro	82	82	100
3.	Edwin Hidayat Abdullah (4)	72	41	57
4.	Ismail (1)	49	42	86
5.	Marcelino Rumambo Pandin (1)	49	41	84
6.	Marsudi Wahyu Kisworo (1)	49	39	80
7.	Isa Rachmatarwata (3)	43	23	53
8.	Margiyono Darsasumarja (3)	43	41	95
9.	Pamijati Pamela Johanna Waluyo (2)	33	26	79
10.	Rinaldi Firmansyah (2)	33	32	97
Remarks:
(1)	Since May 29, 2019
(2)	Up to May 24, 2019
(3)	Up to June 28, 2019
(4)	Up to November 18, 2019

KNR’S EDUCATION AND TRAINING

Throughout the 2019 financial year, Telkom has not arranged educational and training activities to increase the competencies of the members of the Nomination and Remuneration Committee. Thus far, KNR has been supported by independent consultants who are professional and experienced in carrying out their activities and formulating recommendations related to nomination and remuneration.

COMMITTEE FOR PLANNING AND RISK EVALUATION AND MONITORING

Telkom's business activities and development in the telecommunications and digital industries require a good evaluation, monitoring, and planning mechanism to be able to manage various risks. For this reason, Telkom's Board of Commissioners conducts continuous supervision of the company's planning, management, and risk evaluation. In carrying out its duties and in line with the implementation of GCG principles, the Board of Commissioners carries out supervisory duties and responsibilities assisted by the Planning and Risk Evaluation and Monitoring Committee (KEMPR).

KEMPR’S SCOPE, DUTIES, AND RESPONSIBILITIES

The KEMPR foundation supports supervision by Telkom's Board of Commissioners, which is the Charter of the Planning and Risk Evaluation and Monitoring and Evaluation Committee Charter. The charter was formally established through the Resolution of the Board of Commissioners No.04/KEP/DK/2011 dated March 24, 2011, regarding the Charter of the Corporate Planning and Risk Evaluation and Monitoring Committee of the Company (Persero) of PT Telekomunikasi Indonesia, Tbk.

Some things are covered in the Charter, among others, as follows:

1.	The establishment and the appointment of its members;
2.	The structure and requirements of membership, duties, responsibilities, and authority; and
3.	The scope of works, meetings, reporting, a term of office, and funding.

Then, the scope, duties, and responsibilities of the KEMPR in helping the Board of Commissioners oversee the course of the company namely:

1.	To conduct a comprehensive evaluation upon the proposal of the Company’s Long Term Plan (RJPP) or CSS and Company’s Budget Activity Plan as submitted by the Board of Directors;
2.	To evaluate the implementation of RJPP and RKAP to assess whether the implantation is in line with the target of RJPP and RKAP which has been ratified by the Board of Commissioners; and
3.	To conduct the monitoring of the implementation of enterprise risk management within the Company.

KEMPR’S COMPOSITION

Based on the Decision of the Board of Commissioners No.05/KEP/DK/2019 dated May 29, 2019, regarding the Membership Structure of Telkom's Planning and Risk Evaluation and Monitoring Committee, the composition of KEMPR members is as follows:

Committee for Planning and Risk Evaluation and Monitoring’s Composition as of December 31, 2018

Position	Name	Double Position Status
Chairman	Edwin Hidayat Abdullah*	Commissioner
Members	Isa Rachmatarwata*	Commissioner
	Cahyana Ahmadjayadi*	Independent Commissioner
	Widia Praptiwi	Independent Member

Remark:

*	Profile of KEMPR’s Member from the Board of Commissioners can be seen on Profile of The Board of Commissioners

Committee for Planning and Risk Evaluation and Monitoring’s Composition as of December 31, 2019

Position	Name and Double Position Status	Duties of Each Member	Term of Service
Chairman	Isa Rachmatarwata* Commissioner	To give the direction, to coordinate and monitor the implementation of duties of all Members of the Committee.	Since May 9, 2018
Members	Ismail* Commissioner	•

To conduct the supervision and monitoring towards the implementation of RJPP/CSS, RKAP and enterprise risk management as well as the implementation of the initiative for the non-organic business growth.

Since May 24, 2019
Marsudi Wahyu Kisworo* Independent Commissioner
	Cahyana Ahmadjayadi* Independent Commissioner	•

To give the review, evaluation, and report in the sector of legal, compliance as well as a risk control to support the implementation of Board of Commissioners' duty to supervise the management of the Company conducted by the Board of Directors.

Since May 8, 2017
Widia Praptiwi Independent Member

Remark:

v
*	Profile of KEMPR’s Member from the Board of Commissioners can be seen on Profile of The Board of Commissioners

KEMPR’S MEMBER PROFILE WHO ARE NOT BOARD OF COMMISSIONERS’ MEMBER

Widia Praptiwi

Independent Member

Born	: July 7, 1974
Age	: 45 years old
Citizenship	: Indonesian
Domicile	: Jakarta

Educations

1992 - 1997	Bachelor degree in Accounting, University of Indonesia, Indonesia.
2001 - 2004	Master of Science in Accounting, University of Indonesia, Indonesia.

Basis of Appointment

Resolution of the Board of Commissioners No. 09/KEP/DK/2018 dated October 25, 2018, and re-established through Resolution of the Board of Commissioners No.05/KEP/DK/2019 dated May 29, 2019, regarding the Membership Structure of the Corporate and Planning Planning and Risk Evaluation Committee of PT Telekomunikasi Indonesia, Tbk.

Term of Service

October 25, 2018 up to December 31, 2019.

Duties and Responsibilities

Together with other KEMPR members, the task is to evaluate the proposals of the Company's Long Term Plan (RJPP) or CSS and the Company's Budget Activity Plan submitted by the Directors, evaluate the implementation of RJPP and RKAP, and supervise the implementation of Telkom's enterprise risk management.

Career Experiences

2015 - Present	Lecturer in Universitas Krisnadwipayana Jakarta.
2015 - 2018	Member of Hotel Indonesia Natour’s Audit Committee.
2002 - 2008	PT Bina Prima Perdana.

KEMPR’S INDEPENDENCE

Telkom requires the Planning and Risk Evaluation and Monitoring Committee (KEMPR) to have good integrity and independence for the company's progress. Therefore, although it is not regulated by regulator, Telkom ensures that every KEMPR member signs an integrity and independence pact.

KEMPR’S PERFORMANCE AND IMPLEMENTATION ACTIVITIES

1.	Company's Long Term Plan (RJPP)
	a.	RJPP Evaluation 2019-2023
		•	The declining trend in the legacy business.
		•	Increased contribution of digital business.
		•	The development of inorganic business initiatives.

	b.	Formulation of RJPP 2020-2024
The focus of the KEMPR in the formulation of RJPP 2020-2024 includes, among others:
		•	Increased revenue from digital connectivity and digital services.
		•	Intensifying and increasing the accuracy of inorganic business activities.
		•	Identification and mitigation of potential risks that affect the achievement of CSS 2020-2024.

2.	Company Work Plan and Budget and Capital Expenditures
	a.	Focus on Monitoring RKAP and Capital Expenditures 2019
		•	Control of expense growth on revenue growth.
		•	Development and increase revenue from digital business initiatives.
		•	The performance of the subsidiaries, especially those in the red alert category.
		•	Efficiency and effectiveness of capex, especially those with strategic value.

	b.	Evaluation of Proposed RKAP and Capital Expenditures 2020
The evaluation of the proposed RKAP and capital expenditure for 2020, among others, focuses on 3 (three) things as follows:
		•	Control and increase the efficiency of the proportion of cash operating expense to revenue.
		•	Improved sales and revenue quality, decreased churn, and increased collection rates.
		•	Increased capex healthiness & effectiveness in all CFUs and FUs.

3.	Enterprise Risk Management (ERM)
Based on the monitoring of the Company's risk profile, three subjects being in concern, namely:
	a.	Mitigation of strategic, financial, operational, and compliance risks;
	b.	The effectiveness of the ERM management organization in the Company; and
	c.	Integration of risk management in the Telkom Group.

4.	Certain Actions of the Board of Directors Requiring Board of Commissioners Approval
During 2019, the PREMC has assisted the Board of Commissioners in reviewing the strategic plan proposals submitted by the Directors, including:
	a.	Divestment of Telkom's Shares in PT Jalin Pembayaran Nusantara (JPN).
	b.	Project NK.
	c.	Release Capex Hyperscale Data Center.
	d.	Project Titan.

KEMPR’S MEETING

In 2019, the KEMPR held 8 Committee meetings attended by members, with the following attendance:

Committee for Planning and Risk Evaluation and Monitoring’s Meeting Attendance 2019

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance
				%
1.	Isa Rahmatawarta	8	7	88
2.	Ismail (1)	4	2	50
3.	Marsudi Wahyu Kisworo (1)	4	4	100
4.	Cahyana Ahmadjayadi	8	8	100
5.	Rinaldi Firmansyah (2)	4	4	100
6.	Edwin Hidayat Abdullah (3)	0	0	0
7.	Widia Praptiwi	8	8	100
Remarks:
(1)	Since May 24, 2019
(2)	Up to May 24, 2019
(3)	Up to November 18, 2019

KEMPR’S EDUCATION AND TRAINING

Telkom understands that at present, the aspects of risk and risk management are experiencing developments following business conditions in the digital age. For this reason, Telkom continues to maintain and improve the competencies of KEMPR Telkom members by involving KEMPR members in various training and education activities throughout 2019, namely:

No.	Date	Name of Training	Organizer	Location
1.	February 25-28	2019 Mobile World Congress	GSM Association	Spain
2.	July 16-19	PSAK-Konvergensi IFRS	Ikatan Akuntan Indonesia	Indonesia
3.	September 2-6	ERM Fundamental & Certfication	Center for Risk Management Studies	Indonesia

BOARD OF DIRECTORS

Telkom's Board of Directors has the collective duties and responsibilities of managing the Company by the provisions of the Company's Articles of Association and the Board of Directors Charter. Although they are collective, each member of the Board of Directors has the authority to take the policy and lead according to each function assigned to each member.

BOARD OF DIRECTORS’ BOARD CHARTER

Charter or Board Charter of Directors approved through Resolution Letter of the Board of Directors No.PD.604.00/r.00/HK000/C00-D0030000/2011 dated July 11, 2011, serves as a guideline for the implementation of the duties, responsibilities, and authority of the Directors. The document contains guidelines and work rules, authority, duties, responsibilities, obligations, division of tasks, meetings, provisions on conflicts of interest, share ownership, mechanism arrangements, and work distribution among members of the Board of Directors that are not regulated in the Company's Articles of Association or statutory provisions laws that apply. With the Board of Directors Charter, it is expected that the performance of the Directors will be more directed and synergized with each other.

BOARD OF DIRECTORS’ AUTHORITIES,  DUTIES, AND RESPONSIBILITIES

Telkom's Articles of Association set the Directors' obligations as follows:

,
1.	Work for and ensure the performance of businesses and activities of the Company by its purposes and objectives as well as business activities;
2.

Prepare promptly, the Long-Term Plan of the Company, the Annual Work Plan and Budget of the Company and other work plans as well as their changes to be submitted to the Board of Commissioners and to obtain approval of the Board of Commissioners;

3.	Prepare the Register of Shareholders, the Special Register, the Minutes of the GMS, and the Minutes of Meeting of the Board of Directors;
4.

Prepare the Annual Report which, among others, contains the financial statement, as the materialization of the accountability report on the management of the Company, as well as the financial documents of the Company, as referred to in the Law regarding Corporate Documents;

5.	Compose the financial statement in number 4 above based on the Financial Accounting Standards and submit it to the Public Accountant for audit;
6.

Submit the Annual Report after having been reviewed by the Board of Commissioners within a period of at the latest 5 (five) months after the financial year of the Company has ended to the GMS for approval and ratification;

7.	Explain to the GMS concerning the Annual Report;
8.	Submit the Balance Sheet and the Profit and Loss Statement which have been ratified by the GMS to the Minister in the Law Sector following the provisions of the statutory regulations;
9.	Compose other reports which are obliged by the provisions of the statutory regulations;
10.

Maintain the Register of Shareholders, the Special Register, the Minutes of GMS, the Minutes of Meeting of the Board of Commissioners and the Minutes of Meeting of the Board of Directors, the Annual Report and the financial documents of the Company as referred- to in letter 4 and letter 5 above, and other documents of the company;

11.

Maintain at the place of domicile of the Company: the Register of Shareholders, the Special Register, the Minutes of GMS, the Minutes of Meeting of the Board of Commissioners and the Minutes of Meeting of the Board of Directors, the Annual Report and the financial documents of the Company as well as other documents of the company;

12.	Maintain and keep the bookkeeping and administration of the Company following the common practices for a company;
13.	Compose an accounting system following the Financial Accounting Standards and based on the internal control principles, particularly the management, registration, retention, and supervisory functions;

14.

Provide periodic report according to the method and at the time following the provisions, as well as other reports, once requested by the Board of Commissioners and/or the holder of Dwiwarna A Series share, with due observance of the statutory regulations, particularly the regulations in the Capital Market sector;

15.	Prepare the organizational structure of the Company, complete with its breakdown and their duties;
16.

Explain concerning any matters to be inquired about or requested by the members of the Board of Commissioners and the holder of Dwiwarna A Series share, with due observance of statutory regulations, particularly the regulations in the Capital Market sector;

17.	Perform other obligations following the provisions stipulated in this Articles of Association and which are stipulated by the GMS by continuing to observe the statutory regulations.

Besides, the Board of Directors also has rights and authorities, namely:

1.	To determine the policies considered appropriate in the management of the Company;
2.

To arrange the delegation of authorities of the Board of Directors to represent the Company, inside and outside the Court to one or several individuals specifically appointed for such purposes, including the employees of the Company, both individually and collectively and/or other entities;

3.

To stipulate the provisions regarding the employees of the Company, including the stipulation of salary, pension or old-age insurance, and other income for the employees of the Company based on the statutory regulations;

4.	To appoint and dismiss the employees of the Company based on the manpower regulations of the Company and the statutory regulations;
5.	To appoint and dismiss the Corporate Secretary and/or the Head of Internal Supervisory Unit with the approval of the Board of Commissioners;
6.

To write-off non-performing loans with the provisions as stipulated in this Articles of Association and which furthermore will be reported to the Board of Commissioners to be further reported and accounted in the Annual Report;

7.

Not to further collect interest receivables, penalties, costs and other receivables outside the principal debts which is carried out in the framework of restructuring and/or receivables settlement as well as other actions in the framework of Company’s receivables settlement with the obligation to report it to the Board of Commissioners, the provisions and reporting procedures of which are stipulated by the Board of Commissioners;

8.

To take any actions and other deeds concerning the management and ownership of the Company’s assets, to bind the Company to other parties and/or other parties to the Company, as well as to represent the Company inside and outside the Court concerning any matters and in any events, with the restrictions as stipulated in the statutory regulations, this Articles of Association and/or the Resolutions of the General Meeting of Shareholders.

Furthermore, in the event of a loss to the Company, each member of the Board of Directors is jointly and severally liable for losses caused by errors or negligence in carrying out their duties. Members of the Board of Directors are not responsible for the Company's losses if they can prove it:

1.	Such loss is not caused by their mistake or negligence;
2.	They have performed actions in good faith, full responsibility, and prudentially for the interest and based on the purpose and objective of the Company;
3.	They do not have any conflict of interest either directly or indirectly for the management activities causing the loss; and
4.	They have taken the action to prevent the occurrence or continuation of such loss.

BOARD OF DIRECTORS’ COMPOSITION

On May 24, 2019, the Annual General Meeting of Shareholders (AGM) changed the position of Director of Digital & Strategic Portfolio to two positions. Besides, there was also a change in the composition of directors which can be seen in the following table:

Board of Directors’ Composition as of December 31, 2018

No.	Name	Title	Appointment	Discharge Date
1.	Alex Janangkih Sinaga	President Director	2014	AGMS 2019
2.	Harry Mozarta Zen	Director of Finance (KEU)	2016	AGMS 2021
3.	David Bangun	Director of Digital & Strategic Portfolio (DSP)	2014	AGMS 2019
4.	Dian Rachmawan	Director of Enterprise & Business Service (EBIS)	2014	AGMS 2019
5.	Abdus Somad Arief	Director of Wholesale & International Service (WINS)	2014	AGMS 2019
6.	Herdy Rosadi Harman	Director of Human Capital Management (HCM)	2014	AGMS 2019
7.	Zulhelfi Abidin	Director of Network & IT Solution (NITS)	2017	AGMS 2022
8.	Siti Choiriana	Director of Consumer Service (CONS)	2017	AGMS 2023

Board of Directors’ Composition as of December 31, 2019

No.	Name	Title	Appointment	Discharge Date
1.	Ririek Adriansyah	President Director	2019	AGMS 2024
2.	Harry Mozarta Zen	Director of Finance (KEU)	2016	AGMS 2021
3.	Siti Choiriana	Director of Consumer Service (CONS)	2018	AGMS 2023
4.	Bogi Witjaksono	Director of Enterprise & Business Service (EBIS)	2019	AGMS 2024
5.	Zulhelfi Abidin	Director of Network & IT Solution (NITS)	2017	AGMS 2022
6.	Edwin Aristiawan	Director of Wholesale & International Service (WINS)	2019	AGMS 2024
7.	Edi Witjara	Director of Human Capital Management (HCM)	2019	AGMS 2024
8.	Faizal Rochmad Djoemadi	Director of Digital Business (DB)	2019	AGMS 2024
9.	Achmad Sugiarto	Director of Strategic Portfolio (SP)	2019	AGMS 2024

BOARD OF DIRECTORS’ DIVERSITY

As a business entity oriented to the principles of GCG, Telkom respects human rights as stated in Law No.39 of 1999 regarding Human Rights. One of the manifestations is that Telkom's Main Shareholders and Controllers guarantee there is no discrimination in the election and appointment of the Board of Directors even though it is not contained in a special human rights policy. Each member of the Board of Directors elected is professionals who have expertise, skills, and good integrity following Telkom's needs in the digital age. The results of the 2019 Annual General Meeting of Shareholders stipulated that nine men and one woman in Board of Directors. This determination is based on the selection results and does not constitute an effort to discriminate against Telkom's Board of Directors’ position.

Board of Directors’ Diversity as of December 31, 2019

TE
No.	Name	Position	Gender	Background of Expertise & Skill	Level of Education
1.	Ririek Adriansyah	President Director	Male	Electrical Engineering	Bachelor
2.	Harry Mozarta Zen	Director of KEU	Male	Business Administration and Finance	Master
3.	Siti Choiriana	Director of CONS	Female	Electrical Engineering and Technology Management	Master
4.	Bogi Witjaksono	Director of EBIS	Male	Telecommunications Engineering	Master
5.	Zulhelfi Abidin	Director of NITS	Male	Computer Science	Master
6.	Edwin Aristiawan	Director of WINS	Male	Management	Master
7.	Edi Witjara	Director of HCM	Male	Strategic Business Management	Doctoral
8.	Faizal Rochmad Djoemadi	Director of DB	Male	Management	Doctoral
9.	Achmad Sugiarto	Director of SP	Male	Management	Master

Remarks:

KEU Finance, CONS Consumer Service, EBIS Enterprise & Business Service, NITS Network & IT Solution, WINS Wholesale & International Service, HCM Human Capital Management, DB Digital Business, SP Strategic Portfolio.

BOARD OF DIRECTORS’ DOUBLE POSITION

In 2019, there are Telkom Directors who have dual positions, both at Telkom as the parent company or subsidiary, or other entity. Information regarding concurrent positions of Directors can be seen in the following table:

Board of Directors’ Double Position as of December 31, 2019

No.	Name	Telkom		Subsidiary
		Position	Other Position
1.	Ririek Adriansyah	President Director	None	President Commissioner of PT Telekomunikasi Selular (Telkomsel)
2.	Harry Mozarta Zen	Director of KEU	None	1.	President Commissioner of PT Graha Sarana Duta (Telkom Property)
				2.	Commissioner of PT Telekomunikasi Selular (Telkomsel)
3.	Siti Choiriana	Director of CONS	None	President Commissioner of Telkom Akses (TA)
4.	Bogi Witjaksono	Director of EBIS	None	1.	President Commissioner of PT Teltranet Aplikasi Solusi (Telkom Telstra)
				2.	President Commissioner of PT Telkom Satelit Indonesia (Telkomsat)
				3.	Commissioner of PT Multimedia Nusantara (Metra)
5.	Zulhelfi Abidin	Director of NITS	None	President Commissioner of PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra)
6.	Edwin Aristiawan	Director of WINS	None	1.	President Commissioner of PT Dayamitra Telekomunikasi (Mitratel)
				2.	President Commissioner of PT Telkom Indonesia Internasional (Telin)
7.	Edi Witjara	Director of HCM	None	1.	President Commissioner of PT Multimedia Nusantara (Metra)
				2.	President Commissioner of PT Infomedia Nusantara (Infomedia)
8.	Faizal Rochmad Djoemadi	Director of DB	None	1.	President Commissioner of PT Sigma CIpta Caraka (Sgma)
				2.	President Commissioner of PT Metra-Net
9.	Achmad Sugiarto	Director of SP	None	None

Remarks:

KEU Finance, CONS Consumer Service, EBIS Enterprise & Business Service, NITS Network & IT Solution, WINS Wholesale & International Service, HCM Human Capital Management, DB Digital Business, SP Strategic Portfolio.

BOARD OF DIRECTORS’ REMUNERATION

Telkom has a Board of Directors remuneration structure that refers to the Regulation of the Minister of State Owned Enterprises No.PER-04/MBU/2014 jo Number: PER-02/MBU/06/2016 jo Number: PER-01/MBU/06/2017 jo Number: PER-06/MBU/06/2018 jo. Number: PER-01/MBU/05/2019 regarding Guidelines for Determining the Income of Directors, Board of Commissioners, and SOE Supervisory Board. Based on these regulations the Board of Commissioners income components consist of:

1.	Salaries;
2.	Allowances;
3.	Facilities; and
4.	Bonus/Incentive.

Telkom determines the remuneration of the Directors through the following procedures:

1.	Board of Commissioners requests Committee for Nomination and Remuneration to draft a remuneration proposal for the Board of Directors.
2.	The Committee for Nomination and Remuneration requests an independent party to draw up a framework on the remuneration of the Board of Directors.
3.	The Committee for Nomination and Remuneration proposes the remuneration to the Board of Commissioners.
4.	Board of Commissioner proposes remuneration for the Board of Directors the GMS.
5.	The GMS delegates authority and power to the Board of Commissioners with the prior approval of Series A Shareholders to determine the remuneration for the Board of Directors.

Determination of income in the form of salary/honorarium, allowances, and facilities that are still being done by considering the condition of the company. While bonuses/work incentives are annual work benefits based on the Company's performance, the amount of which is determined by the General Meeting of Shareholders.

Throughout 2019, Telkom has a total remuneration for all Directors of Rp163.6 billion with taxes from the remuneration borne by the company of Rp. 67.7  billion. The following table describes the remuneration received by Telkom's Directors in 2019:

Board of Directors’ Recapitulation of Remuneration

No.	Board of Directors	Salary	Bonuses and THR(1)	Other Allowances	Total
		(Rp million)
1.	Ririek Adriansyah (2)	2,549	-	1,081	3,630
2.	Harry Mozarta Zen	3,732	15,107	933	19,772
3.	Siti Choiriana	3,732	10,344	933	15,009
4.	Bogi Witjaksono (2)	2,194	-	949	3,143
5.	Zulhelfi Abidin	3,732	15,107	935	19,774
6.	Edwin Aristiawan (2)	2,194	-	949	3,143
7.	Edi Witjara (2)	2,323	-	993	3,316
8.	Faizal Rochmad Djoemadi (2)	2,190	-	949	3,139
9.	Achmad Sugiarto (2)	2,193	-	949	3,142
10.	Alex Janangkih Sinaga (3)	1,870	17,773	523	20,166
11.	David Bangun (3)	1,590	15,107	741	17,438
12.	Dian Rachmawan (3)	1,590	15,107	464	17,161
13.	Abdus Somad Arief (3)	1,590	15,107	464	17,161
14.	Herdy Rosadi Harman (3)	1,698	15,107	464	17,269
Remarks:
(1)	THR refers to Tunjangan Hari Raya or religious holiday allowance
(2)	Since May 24, 2019
(3)	Up to May 24, 2019

In addition to providing remuneration, Telkom includes the Board of Directors to become BPJS Health participants. This is Telkom's effort to support Government programs, including the National Health Insurance program.

BOARD OF DIRECTORS’ MEETING

The Board of Directors has provisions for holding internal meetings 1 (once) every month. If needed, the Directors can hold other meetings at any time. In addition to the Board of Directors' meeting, Telkom holds a Joint Meeting between the Directors together with the Board of Commissioners at least 1 (one) time in 4 (four) months.

At the Meeting, a Quorum is reached if more than half of the Directors present or are legally represented at the meeting. Each member of the Board of Directors present has one vote (and one vote for each other Director represented). The decision-making mechanism at the Board of Directors meeting is based on deliberation to reach consensus. If consensus is not reached, then decision making will be carried out based on the majority vote of members of the Board of Directors present.

Telkom Directors held 60 Directors meetings in 2019. The following table explains the frequency of attendance of Directors' meetings during the 2019 reporting period:

Board of Directors’ Attendance and Agenda at Internal Meetings

No.	Date	Meeting’s Agenda
1.	January 3, 2019	December 2018 YtD Operational & Revenue Performance Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N/A	N/A	N/A	N/A	-	-	-	√	√
2.	January 9, 2019	1.	YtD Operational & Revenue Performance Report December 2018
		2.	TelkomClick 2019 Readiness Report
		3.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N/A	N/A	N/A	N/A	√	√	√	√	√
3.	January 15, 2019	1.	2019 CFU/FU RKAP Monitoring Format Report
		2.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N/A	N/A	N/A	N/A	√	√	√	√	√

No.	Date	Meeting’s Agenda
4.	January 22, 2019	1.	January 2019 MtD Operational & Revenue Performance Report
		2.	HCM FU Report
		3.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	-	N/A	-	N/A	N/A	N/A	N/A	√	√	√	√	√
5.	January 29, 2019	1.	Limited Agenda Report
		2.	January 2019 MtD Operational & Revenue Performance Report
		3.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	-	N/A	N/A	N/A	N/A	√	√	√	√	√
6.	February 6, 2019	1.	January 2019 YtD Operational & Revenue Performance Report
		2.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N/A	N/A	N/A	N/A	√	√	√	-	√
7.	February 12, 2019	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N/A	N/A	N/A	N/A	√	√	√	√	√
8.	February 19, 2019	1.	February 2019 MtD Operational & Revenue Performance Report
		2.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N/A	N/A	N/A	N/A	√	√	√	√	√
9.	February 26, 2019	1.	February 2019 MtD Operational & Revenue Performance Report
		2.	Implementation Plan of BUMN 21st Anniversary, 2019 SOE Joint Anniversary and LinkAja Launching Report
		3.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N/A	N/A	N/A	N/A	-	√	-	√	√
10.	March 5, 2019	1.	February 2019 YtD Operational & Revenue Performance Report
		2.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N/A	N/A	N/A	N/A	√	√	√	√	√
11.	March 13, 2019	1.	March 2019 MtD Operational & Revenue Performance Report
		2.	Data Center Consolidation Report
		3.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N/A	N/A	N/A	N/A	√	√	√	√	√
12.	March 19, 2019	1.	March 2019 MtD Operational & Revenue Performance Report
		2.	DSP FU Report: Customer Experience Report (CX)
		3.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	-	N/A	√	N/A	N/A	N/A	N/A	√	√	√	√	-
13.	March 22, 2019	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N/A	N/A	N/A	N/A	-	√	√	√	√
14.	March 27, 2019	1.	March 2019 MtD Operational & Revenue Performance Report
		2.	DSP FU Report: Telco Digital Maturity
		3.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N/A	N/A	N/A	N/A	√	√	√	√	-
15.	April 4, 2019	1.	March 2019 MtD Operational & Revenue Performance Report
		2.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N/A	N/A	N/A	N/A	√	√	√	√	√

No.	Date	Meeting’s Agenda
16.	April 10, 2019	1.	YtD March and MtD April 2019 Operational & Revenue Performance Report
		2.	Google Station Update
		3.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N/A	N/A	N/A	N/A	√	√	√	√	√
17.	April 16, 2019	1.	April 2019 MtD Operational & Revenue Performance Report
		2.	2019 TelkomGroup I RAPIM Theme Report
		3.	Limited Agenda Report
		4.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	-	N/A	√	N/A	N/A	N/A	N/A	√	√	√	√	√
18.	April 29, 2019	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N/A	N/A	N/A	N/A	√	√	√	√	√
19.	April 30, 2019	1.	April 2019 MtD Operational & Revenue Performance Report
		2.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N/A	N/A	N/A	N/A	√	√	√	√	√
20.	May 7, 2019	1.	April 2019 YtD Operational & Revenue Performance Report
		2.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N/A	N/A	N/A	N/A	√	√	√	√	√
21.	May 14, 2019	1.	May 2019 MtD Operational & Revenue Performance Report
		2.	BUMN Hadir untuk Negeri Program Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N/A	N/A	N/A	N/A	√	√	√	√	√
22.	May 20, 2019	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N/A	N/A	N/A	N/A	√	√	√	√	√
23.	May 21, 2019	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		N/A	√	√	N/A	√	N/A	N/A	N/A	N/A	√	√	√	√	√
24.	May 28, 2019	1.	BOD update
		2.	SVP PMO update related to the Board of Directors’meeting Report Format
		3.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
25.	June 11, 2019	1.	May 2019 YtD Operational & Revenue Performance Report
		2.	Implementation Plan of Farewell and Welcoming Event for Telkom's BoD & BoC, and 2019 TelkomGroup Halal Bi Halal Report
		3.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	-	√	√	√	-	-	√	√	N/A	N/A	N/A	N/A	N/A
26.	June 18, 2019	1.	June 2019 MtD Operational & Revenue Performance Report
		2.	2019 KPKU Assessment Readiness Update
		3.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
27.	June 19, 2019	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	-	N/A	N/A	N/A	N/A	N/A
28.	June 20, 2019	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A

No.	Date	Meeting’s Agenda
29.	June 25, 2019	1.	May 2019 YtD Operational & Revenue Performance Report
		2.	Telkom's 54th Anniversary Ceremony Readiness Update
		3.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
30.	July 2, 2019	1.	June 2019 W3 Operational & Revenue Performance Report
		2.	Telkom's 54th Anniversary Readiness Report
		3.	Future State Network Architecture Update
		4.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
31.	July 9, 2019	1.	June 2019 YtD Operational & Revenue Performance Report
		2.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
32.	July 16, 2019	1.	July 2019 W2 Operational & Revenue Performance Report
		2.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
33.	July 24, 2019	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
34.	July 30, 2019	1.	Limited Agenda Report
		2.	July 2019 W4 Operational & Revenue Performance Report
		3.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	-	-	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
35.	August 6, 2019	1.	July 2019 YtD Operational & Revenue Performance Report
		2.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	-	√	√	√	-	√	N/A	N/A	N/A	N/A	N/A
36.	August 13, 2019	1.	August 2019 W1 Operational & Revenue Performance Report
		2.	Big Data Platform Update
		3.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	-	√	√	-	√	√	N/A	N/A	N/A	N/A	N/A
37.	August 20, 2019	1.	July 2019 Full Month (Closing) and August 2019 W2 Operational & Revenue Performance Report
		2.	HCM FU Program Report
		3.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	-	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
38.	August 23, 2019	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	-	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
39.	August 27, 2019	1.	August 2019 W3 Operational & Revenue Performance Report
		2.	SEADEX (FMC) Implementation Progress Report
		3.	Digital Agriculture Agree Solution Update
		4.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
40.	September 3, 2019	1.	August 2019 W4 Operational & Revenue Performance Report
		2.	FU DB Report: Hackaton and FU DB Workshop
		3.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	-	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A

No.	Date	Meeting’s Agenda
41.	September 10, 2019	1.	August Full Month (Outlook) and September 2019 W1 Operational & Revenue Performance Report
		2.	Limited Agenda Report
		3.	Limited Agenda Report
		4.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	-	√	√	-	√	N/A	N/A	N/A	N/A	N/A
42.	September 17, 2019	1.	September 2019 W2 Operational & Revenue Performance Report
		2.	Game Developer Update
		3.	FU HCM (Digital HC Policy) report
		4.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	-	√	√	√	√	N/A	N/A	N/A	N/A	N/A
43.	September 20, 2019	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	-	-	√	-	√	√	N/A	N/A	N/A	N/A	N/A
44.	September 24, 2019	1.	Limited Agenda Report
		2.	August Full Month (Closing) and September 2019 W3 Operational & Revenue Performance Report
		3.	2019 Semester II Draft KM of SP Directorate & DB Directorate
		4.	FU DB Report: SmartCity Update
		5.	Preparation of the 2020 RKAP guidance update
		6.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
45.	October 1, 2019	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
46.	October 2, 2019	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
47.	October 11, 2019	1.	September 2019 Full Month Operational & Revenue Performance Report
		2.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
48.	October 15, 2019	1.	October 2019 W2 Operational & Revenue Performance Report
		2.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	-	√	√	√	√	√	-	√	N/A	N/A	N/A	N/A	N/A
49.	October 22, 2019	1.	Limited Agenda Report
		2.	October 2019 W3 Operational & Revenue Performance Report
		3.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
50.	October 25, 2019	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
51.	November 5, 2019	1.	October 2019 YtD Operational & Revenue Performance Report
		2.	Retirement Graduation Update
		3.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	-	N/A	N/A	N/A	N/A	N/A
52.	November 12, 2019	1.	November 2019 W1 Operational & Revenue Performance Report
		2.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	-	N/A	N/A	N/A	N/A	N/A

No.	Date	Meeting’s Agenda
53.	November 21, 2019	1.	October 2019 YtD Operational & Revenue Performance Report
		2.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	-	-	√	√	N/A	N/A	N/A	N/A	N/A
54.	November 25, 2019	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
55.	November 26, 2019	1.	November 2019 W3 Operational & Revenue Performance Report
		2.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
56.	December 3, 2019	1.	November 2019 W4 Operational & Revenue Performance Report
		2.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	-	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
57.	December 10, 2019	1.	November YtD (Outlook) and December 2019 W1 Operational & Revenue Performance Report
		2.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	-	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
58.	December 13, 2019	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A	N/A
59.	December 17, 2019	1.	Limited Agenda Report
		2.	November YtD (P&L, AR/BPPU, CF, Capex Weekly) and December 2019 W2 Operational & Revenue Performance Report
		3.	Smart City (Smart City Navigator, Smart Village Nusantara) Update
		4.	TelkomClick 2020 Readiness Update
		5.	Limited Agenda Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		√	√	√	√	√	√	-	√	√	N/A	N/A	N/A	N/A	N/A
60.	December 27, 2019	December 2019 W3 Operational & Revenue Performance Report
	Attendance List	RA1	HMZ	SC	BW1	ZA	EA1	EW1	FRD[1]	AS1	AJS[2]	DB2	DR2	ASA[2]	HRH[2]
		-	√	√	√	√	√	√	-	-	N/A	N/A	N/A	N/A	N/A

Remarks:

RA	Ririek Adriansyah	ZA	Zulhelfi Abidin	AS	Achmad Sugiarto	ASA	Abdus Somad Arief
HMZ	Harry Mozarta Zen	EA	Edwin Aristiawan	AJS	Alex Janangkih Sinaga	HRH	Herdy Rosadi Harman
SC	Siti Choiriana	EW	Edi Witjara	DB	David Bangun	1	Since May 24, 2019
BW	Bogi Witjaksono	FRD	Faizal Rochmad Djoemadi	DR	Dian Rachmawan	2	Up to May 24, 2019

Board of Directors’ Attendances at Internal Meeting

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance
				%
1.	Ririek Adriansyah (1)	37	36	97
2.	Harry Mozarta Zen	60	56	93
3.	Siti Choiriana	60	56	93
4.	Bogi Witjaksono (1)	37	30	81
5.	Zulhelfi Abidin	60	55	92
6.	Edwin Aristiawan (1)	37	35	95
7.	Edi Witjara (1)	37	32	86
8.	Faizal Rochmad Djoemadi (1)	37	33	89
9.	Achmad Sugiarto (1)	37	33	89
10.	Alex Janangkih Sinaga (2)	23	20	87
11.	David Bangun (2)	23	22	96
12.	Dian Rachmawan (2)	23	21	91
13.	Abdus Somad Arief (2)	23	22	96
14.	Herdy Rosadi Harman (2)	23	21	91
Remarks:
(1)	Since May 24, 2019
(2)	Up to May 24, 2019

CORPORATE SECRETARY

Telkom has a Corporate Secretary/Investor Relations that facilitates internal communication between the Directors and the Board of Commissioners. Besides, in terms of external communication, the Corporate Secretary/Investor Relations has the function to establish relationships between the Company and its stakeholders, especially the Government, shareholders, and the Financial Services Authority. In terms of compliance, the Corporate Secretary also plays an important role in ensuring that Telkom can follow the capital market regulations.

CORPORATE SECRETARY’S DUTY AND RESPONSIBILITY

The Corporate Secretary has the following duties and responsibilities:

1.	Preparing and organizing GMS, including the material, particularly the Annual Report;
2.	Attending the Board of Directors’ meetings and joint meetings between the Board of Commissioners and Board of Directors;
3.

Managing and maintaining documents related to the Company’s activities, including the GMS’s documents, Board of Directors’ minutes of meetings, the minutes of joint meetings between Board of Directors and Board of Commissioners, and other important documents of the Company; and

4.	Determining criteria regarding types and contents of information that can be presented to the stakeholders, including information that can be published as public documents.

CORPORATE SECRETARY’S FUNCTIONS

The functions of the Corporate Secretary include:

1.	To prepare and communicate accurate, complete, and timely information regarding the performance and prospect of the Company to stakeholders.
2.	To synergize with related units, including the subsidiaries, for socialization, implementation, monitoring and reviewing of GCG, and its implementation.
3.	To assist the Board of Directors in various activities, information, and documentation, among others:
	a.	Preparing the Register Book of Shareholders;
	b.	Attending Board of Directors’ meetings and preparing its minutes of meetings; and
	c.	Preparing and organizing GMS.
4.	To publish the Company’s information in a tactical, strategic and timely manner.

CORPORATE SECRETARY’S PROFILE

Andi Setiawan

Born	: June 6, 1978
Age	: 41 years old
Nationality	: Indonesian
Domicile	: Jakarta

Education

2002	Bachelor degree in Financial Management, University of Indonesia, Indonesia.

Basis of Appointment

Decision Letter of Board of Directors.

Term of Service

Start from March 4, 2015, up to present.

Career Experiences

2014 - 2015	PT Telekomunikasi Seluler as GM of Investor Relations.
2010 - 2014	PT Summarecon Agung Tbk as a Manager of Investor Relations.
2007 - 2010	PT Bakrieland Development Tbk as a Manager of Corporate Secretary.
2004 - 2007	PT Pemeringkat Efek Indonesia as a Corporate Rating Analyst.

CORPORATE SECRETARY’S IMPLEMENTATION TASKS

Throughout 2019, the Telkom Corporate Secretary has organized the following activities:

No.	Date	Name of Activities	Organize by	Location
1.	January 16	Nomura Indonesia All Access (IDAA) 2019	Nomura	Indonesia
2.	January 23	Investor Day with Citi	Citi	Singapore
3.	January 31	Mandiri Investment Forum 2019	Mandiri Sekuritas	Indonesia
4.	February 15	Investor Day with UBS	UBS	Hong Kong
5.	March 4	UBS Indonesia Conference 2019	UBS	Indonesia
6.	March 6	J.P. Morgan ASEAN TMT 1x1 Forum	J.P. Morgan	Singapore
7.	March 7 - 8	Investor Day with Morgan Stanley	Morgan Stanley	United Kingdom
8.	June 19	Asia TMI Conference 2019	UBS	Indonesia
9.	June 27	CGS-CIMB 13th Annual Indonesia Conference	CIMB	Indonesia
10.	July 12	Investor Day with UBS	UBS	Hong Kong
11.	August 7	CITI - Indonesia Investor Conference 2019	Citi	Indonesia
12.	August 26 - 27	Macquarie ASEAN Conference 2019	Macquarie	Singapore
13.	September 3	Investor Day with Citi	Citi	United States of America
14.	September 4 - 5	Citi's GEMS Conference 2019	Citi	United States of America
15.	September 6	Investor Day with Citi	Citi	United States of America
16.	September 11 - 13	26th CLSA Investor Forum	CLSA	Hong Kong
17.	November 12 - 13	Daiwa Investment Conference Hong Kong 2019	Daiwa	Hong Kong
18.	November 15	Investor Day with HSBC	HSBC	Singapore
19.	November 19 & 21	Investor Day with Macquarie	Macquarie	Australia
20.	December 2 - 3	Investor Day with CLSA	CLSA	Denmark and France
21.	December 4 - 6	Investor Day with BofA	BofA	United Kingdom
22.	December 10 - 11	Investor Day with Indonesian Ministry of State-Owned Enterprise	Bahana	Singapore

CORPORATE SECRETARY’S TRAINING AND EDUCATION

To improve the competence of Corporate Secretary/Investor Relations, the Company has held training designated to the Investor Relations unit as follows:

No.	Date	Name of Activities	Organize by	Location
1.	January 10	Sosialisasi Perubahan Peraturan Nomor I-A Bursa Efek Indonesia tentang Pencatatan Saham dan Efek Bersifat Ekuitas Selain Saham yang Diterbitkan oleh Perusahaan Tercatat dan Implementasi Notasi Khusus	Indonesia Stock Exchange	Indonesia
2.	February 12	Seminar POJK Nomor 36/POJK.04/2018 tentang Tata Cara Pemeriksaan di Sektor Pasar Modal	Financial Services Authority	Indonesia
3.	March 11	Next Step in Sustainability Report: How to Start & Common Technical Issues in Reporting?	Indonesia Stock Exchange	Indonesia
4.	May 31	BNY Mellon 12th Annual Depositary Receipt Issuers Conference Asia Pacific	BNY Mellon	Vietnam
5.	June 17 - 21 and October 28 - November 1	Leadership Training - Great People Managerial Program 3	Telkom CorpU	Indonesia
6.	June 24	Sosialisasi POJK 14/POJK.04/2019 tentang Penambahan Modal Perusahaan Terbuka dengan Memberikan Hak Memesan Efek Terlebih Dahulu	• Indonesia Stock Exchange	Indonesia
• Indonesia Public Listed Companies Association
7.	June 27	Understanding an Award Winning Report & Reporting the SDGs	CSR Works	Indonesia
8.	August 7	Update Knowledge - Macro Economic 2020 & Finance Regulatory Update	Telkom CorpU	Indonesia
9.	August 13	Memahami Peraturan Buyback Saham terkait POJK No. 30/POJK.04/2017	Indonesia Stock Exchange	Indonesia
10.	August 15	Memahami Informasi yang Perlu Disampaikan dalam Laporan Keberlanjutan	ProAd Communications	Indonesia
11.	September 2	Sosialisasi Kondisi Terkini dan Prospek Perekonomian ke Depan	Telkom CorpU	Indonesia
12.	September 4 - 5	Asia Sustainability Reporting Summit 2019	CSR Works International	Singapore
13.	October 22	Workshop Pemahaman, Perencanaan dan Penyusunan Laporan Keberlanjutan Berdasarkan POJK No. 51/POJK.03/2017	Indonesia Public Listed Companies Association	Indonesia
14.	December 12-13	Form 20-F In-depth Workshop	Practising Law Institute	United States of America
15.	December 18	Lokakarya Alignment POJK No. 51/POJK.03/2017 dan Monitoring dan Evaluasi SDGs Khususnya Non-Pemerintah	• Indonesian Ministry of National Development Planning (Bappenas)	Indonesia
• Financial Services Authority
• Indonesia Stock Exchange
16.	December 20	Forum Koordinasi Investor Relations Bank/Korporasi 2019	Bank Indonesia	Indonesia

INTERNAL AUDIT UNIT

For Telkom, the Internal Audit Unit or the Internal Audit Department (IA) is a catalyst in increasing the effectiveness of business operations. In practice, IA provides views and presents various recommendations independently and objectively regarding the conditions of internal control, risk management, and Corporate Governance processes in Telkom's business activities.

INTERNAL AUDIT CHARTER

IA's Telkom activities refer to the Internal Audit Charter (IA Charter) which outlines IA's vision, mission, structure, status, duties, responsibilities and authority, and IA personnel requirements. The preparation of the IA Charter is guided by International standards issued by the Institute of Internal Auditors (IIA), and is stipulated in Resolution of The Board of Directors No. Tel.09/PW000/UTA/COP-C0000000/2015 dated February 12, 2015 regarding Internal Audit Charter, and has been approved by the President Director and the Audit Committee.

INTERNAL AUDIT UNIT’S DUTIES  AND RESPONSIBILITIES

Based on the Internal Audit Charter, duties and responsibilities of the Internal Audit are:

1.	To compose Annual Internal Audit plan;
2.	To execute the Annual Internal Audit Plan that has been consulted by the Audit Committee or has been reviewed by Audit Committee;
3.	To examine and evaluate the adequacy of internal control and risk management system based on the Company’s Policy;
4.	To examine and assess the efficiency and effectivity in the field of finance, accounting, operational, human capital, marketing, IT, and other activity;
5.	To review and/or audit the Company’s financial statement periodically;
6.	To inspect the compliance to the related regulation;
7.	To identify the alternative improvement and efficiency and to increase efficiency and effectivity of the utility of sources and fund;
8.	Create audit report and to deliver that report to the President Director and Board of Commissioner c.q. Head of Audit Committee;
9.	To monitor, analyze and report the implementation of the improvement that has been recommended;
10.	Give objective improvement recommendation and information about the activity that has been inspected to all management level of the Company and the afiliation of the Company;
11.	To provide consultation needed by the Company’s management and its affilation Company which the coverage of the assignment has been agreed before;
12.	To carry out task number 2 - 10 for the Company’s afiliation upon request by the President Director of the Company (management instruction);
13.

To collaborate with the Audit Committee, including monitor the follow up of the recommendation by the result of the inspection that have a significant impact and deliver the report to the Audit Committee;

14.	To compose the evaluation methodology and progam to increase the quality of internal audit activity cooperating/coordinating with Audit Committee;
15.

To review and/or deep inspection the audit committee request in order to follow up whistleblower and/or allegations of fraud (fraud) on the Company or its affiliated Company, and deliver the results of the investigation to the President Director and the Audit Committee; and

16.	To conduct the preliminary inspection with a particular purposes.

SVP INTERNAL AUDIT UNIT’S PROFILE

Harry Suseno Hadisoebroto

Born	: Bandung, June 24, 1966
Age	: 53 years old
Nationality	: Indonesian
Domicile	: Bandung

Educations

1990	Graduate Study: Civil Engineering (Ir.), Bandung Institute of Technology, Bandung, Indonesia.
1999	Postgraduate Study: Engineering - Project Management (MSc.), University of Manchester, Institute of Science and Technology, Manchester, United Kingdom.

Basis of Appointment

Resolution of the Board of Directors No.1905/PS720/HCC-10/2015 dated June 9, 2015, which came into force from July 1, 2015, to the present. Based on the decree, the Head of the Internal Audit Unit is directly appointed by the President Director.

Term of Office

July 1, 2015, up to present.

Carreer Experiences

2015 - Present	SVP Internal Audit, PT Telkom Indonesia, Tbk.
2014 - 2015	SVP Internal Audit, PT Telekomunikasi Seluler.
2011 - 2014	VP Infrastructure & Supply Management Audit, PT Telkom Indonesia (Persero) Tbk.
2010 - 2011	AVP Infrastructure Audit, PT Telkom Indonesia (Persero) Tbk.
2007 - 2009	Deputy General Manager Kandatel Malang, PT Telkom Indonesia (Persero) Tbk.

INTERNAL AUDIT UNIT’S STRUCTURE AND POSITION

IA Telkom consists of 93 employees, who report directly to the President Director, in line with GCG principles and applicable regulatory provisions. SVP IA is appointed and dismissed by the President Director with the approval of the Board of Commissioners.

If the IA SVP does not meet the requirements and/or fails or is unable to carry out its duties, the President Director may terminate the IA SVP with the approval of the Board of Commissioners. This is in line with OJK Regulation No. 56/POJK.04/2015 regarding "Formation and Guidelines for the Preparation of Internal Audit Unit Charter". The term of duty of the SVP IA is no more than 3 (three) years and can be reappointed for another period. Until the end of 2019, the following is a chart of Telkom's IA organizational structure.

INTERNAL AUDIT UNIT’S TASK IMPLEMENTATION

IA Telkom annually makes a Work Plan as outlined in the Internal Audit Work Program of the Internal Audit Department. In 2019, IA has carried out 70 (seventy) assignments, which include the following audit, consultation, evaluation, and review activities:

Sub Department	Audit	Consultancy	Review	Evaluation	Total
Infrastructure & Operation Audit (IOA)	9	8	-	-	17
Integrated & Financial Audit (IFA)	7	5	15	5	32
Information & Technology Audit (ITA)	12	9	-	-	21
Total	28	22	15	5	70

INTERNAL AUDIT’S QUALIFICATION AND PROFESSIONAL CERTIFICATION

As of December 31, 2019, employees at IA Telkom had various certifications needed to carry out their work in a standardized manner and the quality of internal supervision could be assured of going well. Following are the details of the certification owned by Telkom Internal Audit members at the end of 2019.

No.	Certification Type	Number of Certification
1.	Certification in Risk Management Assurance (CRMA)	1
2.	Certified Accountant (CA)	2
3.	Certified Data Center Specialist (CDCS)	1
4.	Certified Data Center Professional (CDCP)	1
5.	Certified Ethical Hacker (CEH)	1
6.	Certified Fraud Examiner (CFE)	1
7.	Certified Forensic Auditor (CFrA)	1
8.	Certified Information Systems Auditor (CISA)	2
9.	Certified Internal Auditor (CIA)	2
10.	Certified IT Infrastructure Library	1
11.	ISO (9000, 9001, 9002, 9003, 14001, 18001, 20000, 22301, 27001)	7
12.	Qualified Internal Audit (QIA)	5
	Total	25

INTERNAL AUDIT’S TRAINING AND EDUCATION

Telkom understands the importance of maintaining the competencies of members of the Internal Audit Unit. Therefore, during 2019, Telkom took members of the Internal Audit Unit to participate in various education and training activities as follows:

Programs	Number of Participants	Number of Days
Culture	111	426
Leadership	15	73
Business	54	59
Technical	125	314
Certification	4	8
Sharing Knowledge	7	9
Total	316	889

INTERNAL CONTROL SYSTEM

Telkom should establish, maintain, test, and disclose the effectiveness of internal control over financial reporting, which is in line with SOX Section 404. Besides, the application of Internal Control System (SPI) aims to gain public confidence regarding the effectiveness of financial reporting and preparation of consolidated financial statements following Accounting Standards Finance from the Indonesian Institute of Accountants. Therefore, Telkom has SPI under the supervision of the President Director and the Finance Director, and run by the Directors, management, and other personnel.

INTERNAL CONTROL FRAMEWORK

The 2013 Internal Control-Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (COSO) is a reference for the implementation of SPI in Telkom. Other than    referring to COSO framework, Telkom is also committed to continue  to ensure that the Company's policies, compliance, and all business activities are carried out by applicable laws and regulations, both internal and external such as legal advisory, legal opinion, legal review, and litigation. The unit responsible for compliance with legislation is the Legal & Compliance Unit under the Corporate Secretary Department.

Following the COSO Framework, Telkom implements five components of internal control that are bound together at all levels and business units of the Company, namely:

1.	Control Environment
	a.	Demonstrates commitment to integrity and ethical values.
	b.	Exercises oversight responsibility.
	c.	Establishes structure, authority, and responsibility.
	d.	Demonstrates commitment to competence.
	e.	Enforces accountability.

2.	Risk Assessment
	a.	Specifies relevant objectives.
	b.	Identifies and analyzes risk.
	c.	Assesses fraud risk.
	d.	Identifies and analyzes significant change.

3.	Control Activities
	a.	Selects and develops control activities.
	b.	Selects and develops general controls over technology.
	c.	Deploys through policies and procedures.

4.	Information and Communication
	a.	Uses relevant information.
	b.	Communicates internally.
	c.	Communicates externally.

5.	Monitoring Activity
	a.	Conducts ongoing and/or separate evaluations.
	b.	Evaluates and communicates deficiencies.

The five components have been applied and applied to Telkom's policies, including the following:

INTERNAL CONTROL IMPLEMENTATION IN TELKOM
Control Environment
•

Telkom builds corporate culture as a guide for key role holders in building leadership patterns and strengthening organizational synergies, and enhancing sustainability competitive growth based on the values that have been formulated in The Telkom Way. It is continuously reinforced and sustained which includes four dimensions, namely the spiritual dimension, the emotional dimension, the intellectual dimension, and the physical dimension as well as the great spirit of core values namely 3S: Solid, Speed, Smart.

•

Telkom ensures the effectiveness of implemented Internal Audit activities by implementing the SOA 302/404 prerequisites and managed with a risk-based audit approach. Telkom also ensures that effective coordination and co-operation with internal and external parties, and business risks to all business activities are adequately managed with internal control systems.

•

Telkom has a Competency Directory that defines the Company's competency needs. One of them is Finance Stream which includes the competence of Corporate Finance with the sub-area of Capital Structure competency and Working Capital Management (Treasury Management). Then, Accounting with sub-area competence of Financial Accounting, Management Accounting, and Corporate Tax. The competency development policy is aimed at creating superior, global quality, and highly competitive employees.

Risk Assessment
•

Telkom has several considerations in developing accounting policies such as Statements of Financial Accounting Standards (PSAK), Interpretation of Statements of Financial Accounting Standards (ISAK), International Accounting Standards (IAS), related laws, and changes in impacted internal environments.

•	Telkom has a principle of financial assertion in ICOFR planning that is well respected by all relevant employees.
•	Telkom manages internal and external corporate risk with established mechanisms.
•	Telkom also implements an anti-fraud policy control system and have potential fraud prevention.
Control Activities
•	Telkom sets up a Business Process Owner (BPO) and AO (Application Owner) that have duties and responsibilities related to ICOFR.
•	Risk determination rules and internal controls refer to the ICOFR policy consisting of segregation of duties, risk determination, and determination of internal controls.
•	Telkom has guidelines for the implementation of information systems security that are aligned with company needs and can be implemented on an ongoing basis.
Information and Communication
•

Telkom has accounting policies implemented under IFAS and IFRS, outlined following accounting principles and implementation, including information or data related to the process and disclosure of financial reporting, and regulates the components of the consolidated financial statements.

•

Telkom has an information technology policy that provides a frame of reference for each process or unit associated with the organization's IT operations in the preparation and implementation of guidelines and procedures. The scope of IT regulations in our Company covers aspects of Governance of IT Governance and IT management.

Monitoring Activity
•

Telkom has an Internal Audit Charter that includes the auditor's requirements in the Internal Audit Unit, which has professional integrity and behavior, knowledge of risks and important controls in the field of information technology, knowledge of capital market laws and regulations.

•	CEO Telkom always increases awareness from management regarding audit and change management in the form of CEO Notes and establishes Integrated Audit, and forms Probis IFRS.

Telkom has conducted an assessment of the effectiveness of internal control over TelkomGroup financial reporting as of December 31, 2019. This assessment process is in line with the Minister of State Owned Enterprises Regulation Article 26 Paragraph 2 of 2011 and based on the results of its overall assessment, Telkom is not aware of any material matters that would indicate or suggest the existence of an ineffective internal control over financial reporting of the TelkomGroup as of December 31, 2019.

RISK MANAGEMENT SYSTEM

Telkom implements risk management as a form of compliance with applicable regulations and in the context of protecting assets and business activities. Besides, the implementation of risk management also creates value for stakeholders. The role and function of Telkom's risk management are to support the telecommunications business with a wide business area coverage amid various business risks related to communication transformation in the digital era, huge investments with high levels of competition, rapid technological development, and dynamic regulatory in the telecommunications industry sector and information.

GENERAL ILLUSTRATION REGARDING THE RISK MANAGEMENT SYSTEM

SOE Ministerial Regulation No. 1 of 2011 requires SOEs, including Telkom to implement risk management. Besides, the implementation of risk management is also an obligation of Telkom as a company listed on the New York Stock Exchange (NYSE) to fulfill the Sarbanes-Oxley Act, specifically articles 302 and 404.

Risk Management System (Framework) and Policy

Regulation of the Board of Directors No.P.6.614.00/r.00/HK.200/COP-D0030000/2015 dated September 30, 2015, regarding Company Risk Management (Telkom Enterprise Risk Management) and Regulation of Finance Director number PR.614.01/r.00/HK200/COP-D0030000/2016 regarding Guidelines for Implementation of Corporate Risk Management (Telkom Enterprise Risk Management) becomes the basis of Telkom's Risk Management Policy.

The main framework for Risk Management at Telkom refers to the framework of the COSO (COSO ERM Framework), which includes three main components:

1.	The implementation of the Company’s risk management must be able to support the Company’s objective from the aspects of strategic, operational, reporting and compliance.
2.	The company’s risk management is applied at all levels of the organization, namely Enterprise level, Division, Business Unit, and Subsidiary in the Company.
3.	The implementation of the Company’s risk management shall consist of 8 components of process namely:
	a.	Internal development.
	b.	Objective setting.
	c.	Event identification.
	d.	Risk assessment.
	e.	Risk response.
	f.	Control activities.
	g.	Information/communication.
	h.	Monitoring.

Other references and guidelines relevant to the application of risk management in Telkom include:

1.	ISO 31000	Enterprise Risk Management as a comparison and implementation complementary.
2.	ISO 27001	Information Security Management System (ISMS) as a reference in the development of risk management to ensure Information Security in terms of Confidentiality, Integrity, and Availability.
3.	ISO 22301	Business Continuity Management System (BCMS) as a reference in the effort to ensure business continuity.
4.	ISO 20000	Information Technology Service Management (ITSM) as a reference to ensure IT service.

Professional Certification

The Risk Management Unit consists of professionals who are experts in their fields. At the end of the reporting period, there were 4  Members of Telkom's Risk Management Unit who have professional certification related to risk management, as follows:

Professional Certification of Members of Telkom's Risk Management Unit as of December 31, 2019

No.	Members’Name	Certification	Year of Review	Status
1.	Moh Ahmad	Enterprise Risk & Governance (CERG)	2017	Active/ already extended 2019 to 2021
2.	Dewi Anggraeni	Certified Risk Associate	2017	Active/2019
3.	Agus Suprijanto	• Certified Risk Associate	2017	Active/2019
		• ERMAP	2017	Active/2019
4.	Rudi Sudiro Murbonegoro	Certified Risk Associate	2017	Active/2019

Risk Management’s Organizational Structure

The Telkom risk management function is carried out by the Risk Management Unit, Department of Group Financial Planning Analysis & Control in the Directorate of Finance. The number of employees who are members of the Risk Management Unit is 8 people. The management of the Risk Management function refers to the Board of Directors' Regulations and Human Capital Management Director Regulations in 2018, with the following structure:

TYPES OF RISK AND MANAGEMENT METHOD

Telkom identifies and manages social and political, macroeconomic, disaster and other macro risks in Indonesia. Besides, Telkom also identifies and manages operational, financial, legal and compliance risks, regulations, inherent risks in the fixed and cellular telecommunications business. Besides, Telkom conducts quantitative and qualitative disclosures of market risk. The risks managed by Telkom can be seen as follows.

Type of Risk	Risks That Is Faced	The Impact to Telkom	Mitigation/Risk Management
a.	Risks Related to Indonesia
Political and Social	The disruption of political stability and social instability to specific issues.	Have negative impact to the business, operation, financial condition, business proceeds and prospect as well as market price for securities.	1.	Monitoring of the influence of social political instability to the disruption of operational/service.
			2.	The maintenance of awareness through the improvement of safety & Security functions.

Type of Risk	Risks That Is Faced	The Impact to Telkom		Mitigation/Risk Management
Macro Economy	The change of global, regional, or Indonesian economic activities.	1.	Have the impact on the business, financial condition, business result or business prospect.	1.	Monitoring of the influence of macroeconomy to the change to increase the expense through Cost Leadership program.
	The fluctuation of Rupiah Exchange rate.
	The increase of loan interest rate.	2.	Have a material adverse effect to the business, financial, condition, business proceeds or business prospect.	2.	To look for the opportunity to increase the spending of APBN pursuant to the government focus (Maritime, Tourism, Energy, Transportation, etc).
	The decrease of Government or Company’s credit rating.
Risk of Disaster	Flood, thunder, storm, earthquake, tsunami, volcano eruption, epidemic, fire, drought, power shut down and other event beyond Telkom’s control.	Disrupting its business operations and give negative impact to the financial performance and profit, business prospect as well as market price of securities.		1.	Transfer of risk by using the insurance of assets to anticipate the natural disaster and fire.
				2.	Coordination with ASKALSI (Indonesian Sea Cable Association) to secure SKKL.
				3.	Preventive & corrective action by preparing the disaster recovery plan and crisis management team.
Other Risks	Indonesian corporate information disclosure standard is significantly different than what is implemented in other countries including the United States of America.	Disrupting its business operation and giving the negative impact to the financial performance and profit, business prospect as well as market price of securities.		The use of a competent legal consultant that has experience with the issues on corporate law in other countries particularly the United States of America.
	The difference in the regulation of dividend determination.
	The issue on the legal certainty in Indonesia and United States of America including the implementation of law.
	The possibility on the difference in the interest of controlling shareholders with the interest from other shareholders.
b.	Business Related Risks
Operational Risk	The failure in the sustainability of network operation, main system, gateway on Telkom’s network or other operator’s network.	Has the negative impact to the business, financial condition, proceeds from the operation and business prospect.		1.	Implementation of BCM, BCP, and DRP.
				2.	Certification of Integrated Management System (IMS) for infrastructure management.
	Threat of physical and cyber security, such as theft, destruction, or other action.	Has the negative impact to the business, financial condition, result from the operation materially.		1.	The upgrade of Preventive Action in the form of Vulnerability Assessment and Penetration Test periodically.
				2.	Monitor and Identificate all types of attack in the real-time as well as to choose and conduct a necessary action immediately.

Type of Risk	Risks That Is Faced	The Impact to Telkom	Mitigation/Risk Management
			3.	Preparing the recommendation to handle cyber attack based on the historical incident analysis.
			4.	Intensive coordination with relevant parties to handle the cyber attack.
	Risk regarding internet service.	May face a lawsuit and damage the reputation.	To be more prudent in the preparation of contract with content provider partner.
	Leak of revenue due to the internal capability weakness or external factor.	Has a negative impact to Telkom’s business result.	1.	Acceleration of leak detection time and revenue indicated as an external fraud in real-time.
			2.	Monitoring the critical point of the leak of revenue especially on the rejected billing call.
	New technology.	Has an impact on the competitive power.	1.	The preparation of Technology Roadmap by taking into account future technologies and the possible implementation of competitor’s technologies.
			2.	Acceleration of IDN (Indonesia Digital Network) program to support future services.
	The limit of operation period, damage or ruin, delay or failure to launch, or the revocation of Satellite license.	Can create loss to financial condition, operation result and capability to give services.	1.	The planning to change the Satellite of which operation period will be immediately expired.
			2.	The insurance of Satellite operation during the active period.
			3.	Insurance for Manufacturing and Launching of new Satellite.
			4.	Developing the understanding with Regulator in relation to the Satellite operation by Telkom.
Financial Risk	Interest Rate Risk.	Has an adverse effect to the business, financial condition and result from the operation.	Interest rate swap contract from the float interest rate to become the fix interest rate upon certain loan term.
	Foreign exchange rate risk.	Has negative impact on the financial condition or result from the operation.	Placement of time deposit and hedging to cover the fluctuation risk of foreign exchange.
	The limit to fund capital expenditure.	Has a material adverse effect to the business, financial condition, operational performance, and business prospect.	Maintaining and improving the Company’s performance to obtain the trust from National or Global fund institution/source.
Legal and Compliance Risk	Penalty/fine by KPPU in relation to the price-fixing and the occurrence of class action.	Reducing Telkom’s revenue and has negative impact to the business, reputation, and profit.	Strengthening Legal Review towards corporate action plan or certain contract.

Type of Risk	Risks That Is Faced	The Impact to Telkom	Mitigation/Risk Management
Regulation Risk	The change of Indonesian or International Regulation.	Has the impact to the business, financial condition, operational performance, and business prospect.	1.	Analysis on the impact of the regulation plan towards the industry in general and Telkom in particular.
			2.	Giving inputs so that the regulation that will be stipulated will give positive impact to the Company and industry.
Risk in relation to Fix and Mobile Telecommunication Business	Losing the cable phone customers and revenue from the service of cable phone voice call.	Has a material adverse effect on the result from operation, financial condition, and Telkom’s business prospect.	1.	Improving QoS – Quality of Service for cable phone customers.
			2.	Giving Value Added Service.
	Competition on the internet service (Fixed Broadband).	Has a negative impact on the business, financial condition operational performance and business prospect.	1.	Strengthening the perception and quality of IndiHome as New Digital Life Style.
			2.	Acceleration on the launching of the infrastructure for fixed broadband service.
	The competition on mobile service.	Has a negative impact on the business, financial condition operational performance and business prospect.	1.	Acceleration of the launch of the infrastructure for 4G service.
			2.	Improving QoS – Quality of Service.

RISK MANAGEMENT SYSTEM’S REVIEW ON THE EFFECTIVENESS

During the reporting period, the implementation of Telkom's risk management system was effective in managing various risks to support every policy and business process at Telkom and its subsidiaries. Telkom uses applications (tools)/risk management information systems as supporting infrastructure for the effectiveness of risk management systems, including:

1.	Generic Tools Enterprise Risk Management Online (ERM Online) which is used by all units to manage Risk Assessment.
2.	Specific Tools for certain risk management such as:
	a.	Fraud Management System (FRAMES) application is used as an early detection system for the possibility of Customer Fraud.
	b.	i-Library application managed by the Service Operation Division and to be used to manage the documentation system of the Integrated Management System.
	c.	SMK 3 Online application managed by the Security & Safety Unit for Health and Safety documentation management.

In 2019, Telkom has conducted an evaluation process for evaluating the effectiveness of Risk Management Implementation, namely:

1.	One-on-one Evaluation/discussion with the business unit as necessary.
2.	Workshop for sharing the implementation and development of ERM with the subsidiaries as necessary.
3.	Audit Program on Risk Management Implementation as necessary.
4.	Evaluation with the Risk Committee, Compliance, and Revenue Assurance in Board of Directors level as necessary.
5.	Evaluation with the Committee for Planning and Risk Evaluation and Monitoring (KEMPR) as necessary.

Furthermore, in 2019, Telkom received an award or certification from an external party for its risk management system, which are:

External Institution	Type of Award
TUV Indonesia	ISO 9001 Certification Surveillance: Quality Management; ISO 20000: ITSMS, ISO 27001: ISMS, and ISO 23001: BCMS

RISK MANAGEMENT UNIT’S EDUCATION AND TRAINING

During 2019, Telkom included members of the Risk Management Unit to participate in various education and training activities. The goal is to develop risk management competencies and be able to always know the latest issues regarding risk management. Besides, Telkom also conducts socialization and workshops related to risk management within the division office and subsidiary companies so that there is a common perception of risk management at Telkom. The following table describes the risk management training activities throughout 2019.

Risk Management Training in 2019

No.	Date	Type of Training
1.	February 20-21	Risk Register training for Risk management participants from Business Units & Divisions, including 2 (two) batches of subsidiaries
2.	February 26	Fraud & Revas Training
3.	April 4-5	Update Knowledge COSO 2017
4.	December 5-6	Risk Beyond international Conference

WHISTLEBLOWING SYSTEM

Throughout 2019, the violation reporting system, known as the Whistleblowing System (WBS), ran well in Telkom. This mechanism allows all individuals within Telkom and third parties to report violations, fraud or other forms of ethical violations that occur at Telkom. All individuals at all levels of Telkom's staffing, including the Board of Directors, the Board of Commissioners and committee members under the Board of Commissioners, are entitled to take advantage of WBS.

Since it was formed in 2006, WBS has been managed by the Audit Committee through a decision of the Board of Commissioners and ratified by Resolution of the Board of Directors. Every year, Telkom socializes WBS to employees so that the mechanism can be used properly and effectively.

DELIVERING A VIOLATION REPORT

Reports can be submitted by website, email, fax or letter to:

Audit Committee

PT Telkom Indonesia (Persero) Tbk

The Telkom Hub, Telkom Landmark Tower 40th Floor

Jl. Jend. Gatot Subroto Kav. 52, Jakarta, 12710

Email: whistleblower@telkom.co.id; ka301@telkom.co.id

Fax: +6221 5271800

Website: www.telkom.co.id

Complaints must meet the following conditions:

1.	It is submitted through the website, email, fax or letter.
2.	Complaints submitted related to the issue on internal control, accounting, auditing, breach of regulation, allegation on the fraud and/or allegation of corruption, and the breach of code of ethics.
3.	The information that is reported must be supported with sufficient evidence and those are reliable to be used as the initial data to conduct further investigation.

PROTECTION TO THE COMPLAINANT

Telkom guarantees protection of the identity of the reporter who utilizes the WBS mechanism. This is based on the following internal policies:

1.

Resolution of the Board of Commissioners No. 08/KEP/DK/2016 dated June 8, 2016, regarding the Policy Procedures for Complaints Handling (Whistleblower) of PT Telkom Indonesia (Persero) Tbk and Consolidated Subsidiaries.

2.	Directors Regulation No. P.6.618.00/r.00/HK200/COP-C0000000/2016 dated December 21, 2016.
3.

Resolution of the Board of Commissioners No. 01/KEP/DK/2018 regarding the Standard Operating Procedure of the Whistleblowing System at the State-owned Company PT Persero Indonesia Tbk. and Consolidated Subsidiaries.

In following up on any complaints or reports, the WBS Telkom mechanism promotes the confidentiality and presumption of innocence. The aim is to encourage safe reporting of violations without fear or concern for their safety.

THE COMPLAINT HANDLING

Referring to the Regulation of OJK No.55/POJK.04/2015 and Sarbanes-Oxley Act 2002 Section 301 regarding Public Company Audit Committee, the mechanism of Whistleblowing System is the responsibility of the Audit Committee. Internal and third-party complaint reports handled by the Audit Committee cover the following topics:

1.	Accounting and auditing.
2.	Violation of regulation.
3.	Fraud and/or the allegation of corruption.
4.	Code of conduct.

In handling complaints, Telkom determines certain complaint requirements that ensure the complainant submits the complaint responsibly and not slander against someone. So that reports can be followed up immediately, it is necessary to ensure the correctness and accuracy of the information supported by sufficient data. Some WBS complaints cannot be followed up because of inaccurate and unreliable data and information.

THE COMPLAINT HANDLING MECHANISM

The following is a diagram of Telkom's WBS complaint mechanism.

Investigation Process
Reporting and Follow-up
AUDIT COMMITTEE
PRESIDENT DIRECTOR
COMMITTEE PROCESS
SUBSIDIARY
HR
UBIS
Start
Approval to Follow-up
Appointment Process of Expert
Expert
Yes
No
Case Review
Subsidiaries?
Forming an Investigation Team
Need Experts?
The Investigation
Yes
Letter of the President Director to Subsidiary Cc.
1. Related President Director of Telkom
2. Audit Committee
3. Internal Audit Subsidiary
Subsidiary Discussion
FU?
Combined FU?
Response Letter
Material Evaluation
Archives
CC
FU?
FU Report
The Result of Investigation Report
KEKD?
FU Notes
FU Notes
Documentation
End
The Audit Report
Investigation by Subsidiary
KEKD Report
KEKD Subsidiary
Joint Team?
Joint KEKD
TPTA Report
Ubis FU
FU Report

Remarks:
KEKD: Komite Etika dan Kepatuhan & Disiplin

Remarks:

KEKD	Komite Etika dan Kepatuhan & Disiplin (Ethics and Compliance & Discipline Committee)

THE PARTY THAT MANAGES THE COMPLAINT

The WBS mechanism at Telkom is managed by several parties namely the Whistleblower Protection Officer (WPO), the Audit Committee, and the Investigation Committee with their respective duties and responsibilities.

Whistleblower Protection Officer (WPO) is a member of the Audit Committee whose job is to handle complaints by doing the following:

1.	Receiving the complaint.
2.	Administering the complaint.
3.	Conducting the initial verification of whether the complaint is in line with the criteria.
4.	Monitoring the follow up of the complaint.

The Audit Committee through the meeting determines:

1.	To give approvals to follow up on complaints received.
2.	To give approvals on whether a complaint is to be followed up by an internal or external party.
3.	To assess whether the follow up of a complaint is already sufficient or not.

Internal Auditors play a role in:

1.	Conducting the initial assessment of the complaint received by the Audit Committee.
2.	Preparing initial assessment reports and submitting the reports to the President Director to be copied to the Audit Committee.

The Investigation Committee has a role in:

1.	Conducting further investigation upon the complaint that has been initially assessed by the Internal Auditor.
2.	Preparing reports on the result of further investigation and submitting the reports to the President Director to be copied to the Audit Committee.

THE RESULT OF COMPLAINT HANDLING

Telkom received 44 Complaints throughout 2019 through the WBS mechanism. Of these, as many as 5 complaints were included in the WBS category and deserved to be followed up. As many 5 complaints have been resolved with sanctions or follow-up, among others.

Description	Total	Remarks
Total Complaint	44	Received complaints
Fulfill the requirements	5	Complaints proper to be followed up
Follow-up:
• Through Litigation	0	Sentence
• Through Non-litigation	5	Company policy

THE POLICY OF REPORTING SHARE OWNERSHIP OF DIRECTORS AND COMMISSIONERS

Telkom seeks to comply with existing regulations in Indonesia, including Regulation of OJK No.11/POJK.04/2017 regarding Ownership Reports or Any Changes in Ownership of Public Company Shares. For this reason, Telkom requires each member of the Board of Directors and the Board of Commissioners to report periodically any changes in direct or indirect share ownership. In this report, Telkom provides information about share ownership by members of the Board of Directors and Board of Commissioners, and its changes during 2019, which is presented in the "Shareholders Composition" section.

EMPLOYEE STOCK OWNERSHIP PROGRAM

Telkom has a Stock Ownership Program by employees and/or management, called the Employee Stock Ownership Program (ESOP) and/or Management Stock Ownership Program (MSOP), which was held at the time of the Initial Public Offering (IPO) in 1995. Then Telkom implemented the program again share ownership in 2013.

In 2019, Telkom has not yet re-entered the ESOP/MSOP program, so there is no up-to-date information regarding the number of shares and/or options, implementation period, eligible employee and/or management requirements, and the exercise price displayed in this report.

No.	Date	Number of employees	Number of shares	Stock Value
1.	November 14, 1995	43,218	116,666,475 shares	Rp 239 billion
2.	Juni 14, 2013	24,993	59,811,400 shares (equivalent to 299,057,000 shares after a stock split)	Rp 661 billion

SIGNIFICANT LEGAL DISPUTES

In 2019, Telkom and its subsidiaries as business entities face 70 Important cases consisting of 26 Criminal law cases and 44 Civil law cases. All of those, the total 59 cases are continued since the previous year and 11 begins in 2019.

Recapitulation of Lawsuits Cases in 2017-2019

Legal Issues
Status			2018		2017
	Criminal	Civil	Criminal	Civil	Criminal	Civil
In process	26	44	14	38	4	36
Final and binding (inkracht)	3	8	22	27	19	29
Sub Total	29	52	36	65	23	65
Total	81		101		88

Significant legal problems and faced by Telkom during the January to December 2019 period can be seen in the following table.

Key Case Faced in 2019

Object of Dispute	Type of Court	Status of Dispute	Risk	Demand Value	Financial Implications
Telkom became Comparable in the DKI Jakarta High Court on suspicion of ill intention to terminate the transponder service to PT Citra Sari Makmur (PT CSM).	High Court	The DKI Jakarta High Court has issued an Appeals Verdict, the core of which is that the case is stated that this case is the absolute authority of the Tax Court.	-	16 Trillion	-

During 2019, other than important cases faced by Telkom and its subsidiaries, there were no important civil or criminal cases faced by members of Telkom's Board of Commissioners and Directors, both those who were still in office and those who had ended in office.

INFORMATION REGARDING ADMINISTRATIVE SANCTIONS

During the 2019 financial year period, there were several records relating to administrative sanctions imposed on Telkom, members of the Board of Commissioners and/or Directors by the Capital Market authorities and other authorities, as follows:

Administrative Sanctions 2019

No.	Sanctioned Parties	Explanation of Administrative Sanctions	Sanctioning Authority	Financial Impact
1.	Telkom	Delay in Information Disclosure of PT Fintek Karya Nusantara's Conditional Share Deposit Agreement by Investors.	OJK	Rp.2,000,000,-

INFORMATION ACCESS AND COMPANY‘S PUBLIC DATA

Similar to the previous years, Telkom has tried to establish good relationships with stakeholders and provide access to information through various approaches and communication channels. This is done following the principles of transparency and accountability in Good Corporate Governance (GCG). The availability of access to information is also carried out to comply with the provisions of Regulation of OJK No. 31/POJK.04/2015 regarding Transparency of Material Information and Facts by Issuers or Public Companies.

The Company’s approach and line of communication are:

.
1.	General Meeting Of Shareholders (GMS)
Through the GMS, Telkom provides information related to company performance to Shareholders. In the GMS, Shareholders participated in decision making, especially for strategic matters.

.
2.	Website

Telkom provides a website with a page www.telkom.co.id which is available in Indonesian and English. The latest information about Telkom can be accessed by stakeholders through the website, including regarding profiles, corporate governance, CSR programs, careers, and products from Telkom. Besides, the Telkom website also provides access to annual reports, financial reports, and other reports to stakeholders.

.
3.	Media
Throughout 2019, Telkom made news releases and sent them to the mass media to disseminate company information to stakeholders.

4.	Meeting with Analysts and Investors

Meetings with analysts and investors as significant stakeholders represent Telkom's efforts to provide information about the Company's performance and prospects, and provide recent information about the telecommunications industry in general.

5.	Contact Via E-Mail

One of the corporate contact facilities listed on the Telkom website is in the form of e-mail contacts, which can be used by stakeholders to communicate with each other. Specifically, Telkom customers can use the e-mail address customercare@telkom.co.id, while the e-mail address investor@telkom.co.id is intended for investors.

V
6.	Internal Media
Telkom has an Intra Telkom bulletin which is managed as a means of information, education, and outreach to all internal employees of the company.

V
7.	Social Media

In line with the current digital era, Telkom uses a variety of social media to reach out to stakeholders and the wider community. This communication channel is also useful for communicating with young people who are very familiar with digital media and social media today.

Social Media	Twitter	Facebook	Instagram	Youtube
Account	@TelkomIndonesia	Telkom Indonesia	@telkomindonesia	Telkom Indonesia Official
Followers/Subscribers/Fans	120,881 Followers	349,386 Fans	297,709 Followers	10,805 Subscribers

CORPORATE CODE OF CONDUCT

CODE OF CONDUCT’S IMPLEMENTATION FOR BOARD OF DIRECTORS, BOARD OF COMMISSIONERS AND EMPLOYEES

Telkom has a code of conduct that applies to all levels of the organization, which is established through Regulation of Directors No. PD.201.01/2014 regarding Business Ethics in the Telkom Group Group and Regulation of Human Capital Management Director No. PR.209.05/r.00/PS800/COP-A4000000/2017 regarding Employee Ethics and Compliance. The stipulation of the code of conduct was carried out following the provisions of the Circular Letter of Financial Services Authority No. 32/SEOJK.04/2015 regarding Guidelines for Public Company Governance and Sarbanes-Oxley Act (SOA) 2002 section 406.

Telkom's code of conduct covers business ethics aimed at the external environment and employee work ethics aimed at Telkom's internal. Telkom business ethics applies to members of the Board of Directors, members of the Board of Commissioners and the extended family of Telkom employees in dealing with customers, suppliers, contractors and other external parties who have a relationship with the Company. On the other hand, employee work ethics applies to fellow employees while working at TelkomGroup.

Specifically, the Board of Directors Charter which was approved through Regulation No. PD.604.00/r.00/HK000/C00-D0030000/2011 dated July 11, 2011, in addition to containing the duties and responsibilities of the Board of Directors also regulates the code of conduct which must be followed by all Directors. Then, the Board of Commissioners Charter as outlined in the Resolution of the Board of Commissioners No. 16/KEP/DK/2013, also includes a code of conduct for each member of the Board of Commissioners, including Independent Commissioners.

In addition to the code of ethics, Telkom requires employees, Directors, and Board of Commissioners to sign an Integrity Pact through Resolution of the Board of Directors Number KD.36/HK290/COP-D0053000/2009. The Integrity Pact contains the commitment of the employees and Directors not to violate the integrity and established code of ethics.

CODE OF CONDUCT’S PRINCIPLES

The Telkom Code of Conduct, which applies, among others, regulates the main matters concerning:

hich is the system of values or norms that are used by all employees and leaders in the daily work.
1.	Employee Ethics
The system of values or norms that are used by all employees and leaders in the daily work.

2.	Business Ethics
The system of values or norms that are upheld by the Company as guidelines for the company, management, and its employees to interact with the surrounding business environment.

CODE OF CONDUCT’S SOCIALIZATION AND EFFORTS TO ENFORCE THEM

Violation of the code of conduct will potentially lead to sanctions determined after going through an investigation and various considerations. Telkom's code of conduct has set the provisions related to sanctions for each type of violation as follows:

No.	Main Ethics	Type of Violation		Penalty
1.	Employee Work Ethics	1.	Minor Abuse	Minor Administrative Measures
		2.	Medium Violation	Medium Administrative Action
		3.	Severe offense	Severe Administrative Measures
2.	Business Ethics	1.	Insider Trading	Integrity Committee Decision
		2.	Conflict of Interest	Committee Decision
		3.	Windows dressing	Integrity Committee Decision
		4.	Gratifying	Integrity Committee Decision

EFFORTS TO DISSEMINATION OF CODE OF CONDUCT

Efforts to disseminate the Telkom code of conduct are carried out through various approaches. Routinely, Telkom management sends outreach materials related to the Code of Conduct to employees which also covers topics on GCG, business ethics, integrity pacts, fraud, risk management, internal control (SOA), whistleblowing, prohibition of gratification, IT governance, information security, and other matters related to good and ethical corporate governance practices.

Through e-learning, Telkom also conducts socialization on business ethics and the code of conduct so employees can continue to understand and apply the code of conduct in carrying out daily activities. Another approach is through the obligation to make a statement in the form of an integrity pact signed and complied with by all employees as long as they are part of the Telkom entity.

In 2019, efforts to disseminate Telkom's Code of Conduct can be seen in the following table:

No.	Oncoming	Amount Reached
1.	E-learning	181 people
2.	Face to face (training, Communication forum/workshop)	127 people
3.	Socialization material through the intranet portal	6,102 hits/people

REPORT ON RESULTS OF APPLICATION OF CODE OF CONDUCT

Telkom recorded a total number of violations of the code of ethics in 2019 of 2 (two) cases consisting of 18 (eighteen) perpetrators lower than the previous year of 9 (nine) cases consisting of 9 (nine) perpetrators of violations. In general, the trend in the quality of the adoption of the code of ethics was quite good throughout 2019, as seen from the number of cases that have fallen or better handling processes. There is a uniqueness in the diversity of violation cases that in 2019 although only 2 (two) cases were carried out together, so that the number of perpetrators was higher, whereas in the previous year it was individual.

The following table provides data on the form of violations of the code of ethics, the number of violations and sanctions provided in 2019.

No.	Forms of Code Violation	Number of Code Violations in 2019	Sanctions Given in 2019
1.	Misuse of goods/assets/money/position authority	2 (two) cases consists of 18 (eighteen) employees	5 (five) people: Medium Administrative Measures, 13 (thirteen) people: Severe Administrative Action consists of:
• Demos: 6 people
• 6 Months: 5 people
• 5 Months: 1 person
• 4 Months: 1 person
2.	Absenteeism	None	None
3.	Criminal Case	None	None
4.	Reject mutation	None	None

CORPORATE CULTURE

THE TELKOM WAY

The Telkom Way is a corporate culture established by the Board of Directors since June 10, 2013 through a Board of Directors Decree on Leadership Architecture and Corporate Culture. Guidelines for implementing The Telkom Way are outlined in the Regulation of the Director of Human Capital Management regarding Telkom Corporate Culture. In detail, these regulations govern the implementation of the Telkom Way by describing Do's and Dont's, so that each individual in the Telkom Group can easily understand and carry out these values.

KEY BEHAVIOR
(Imagine - Focus - Action)
PRACTICES TO BE THE WINNER
CORE VALUES
(Solid - Speed - Smart)
PRINCIPLES TO BE THE STAR
BASIC BELIEF : ALWAYS THE BEST
(Integrity - Enthusiasm - Totality)
PHILOSOPHY TO BE THE BEST
Telkom Indonesia

THE TELKOM WAY

IFA

IMAGINE	- Visionary - Setting targets - Anticipating risk
FOCUS	- Prioritizing the primary - Setting quick win - Optimizing resources
ACTION	- Execution - Evaluation & monitoring - Continuous improvement

3S

SOLID SPEED SMART

SOLID	- Synergizing - Mutual vision - Mutual trust
SPEED	- Initiative - Agile in serving customers - Agile in business
SMART	- Understanding goals - Setting priorities - Looking for new ways creatively & innovatively

ALWAYS THE BEST

INTEGRITY	- Honest - Positive behaviour - Professional ethics
ENTHUSIASM	- Enthusiast - Sincerity in work - Desiring to be better
TOTALITY	- Total dedication - Self development - Committing in the task

COMPANY CULTURE ACTIVATION PROGRAM

The CEO of TelkomGroup and all unit leaders act as the Role Model as well as the main driver in the activation of the corporate culture program. For the implementation of cultural activation, the unit leader appoints a Culture Agent to ensure that culture internalization goes well with the participation of all employees. The current number of Culture Agents is 1,827 people, of which 1,255 are Culture Agents from units in Telkom and 572 Culture Agents in subsidiaries. To complete their duties, a Culture Agent must follow the Culture Agent on Boarding program in order to have an understanding and knowledge of a relatively similar corporate culture. The Unit Leader is assisted by a Culture Agent and then forms a forum for cultural activation in his unit, called the Cultural Activation Provocation Community (Kipas Budaya).

CALENDAR OF CULTURE ACTION

Every year the company sets the theme of the corporate culture program, where for 2019 is Infusing Digital & Innovation to Support CX. This theme is in line with and supports the company's main program because the company's cultural activities must support the company's goals.

The theme then becomes the basis for the preparation of corporate cultural activities during 2019. Cultural activities are organized annually in a Calendar of Culture Action (COCA). This COCA is a reference for units to arrange and implement a variety of cultural activation programs for The Telkom Way so that they can properly embed these values into daily behavior in order to achieve performance.

2019 CALENDAR OF CULTURE ACTION

Telkom Indonesia

Hello, I'm
DEXY
Let's Start 2019 with Great Spirit

JAN

- HackIdea 2019 #1
- Leaders Talk Values "Don't Give Up"
- Culture Agent On Boarding
- Culture Story "Don't Give Up"
- Culture Initiative "New Way of Working"

FEB

- Leaders Talk Values "Don't Give Up"
- Running The Innovation Incubation
- Culture Story "Don't Give Up"
- Culture Agent On Boarding
- Culture Initiative "New Way Of Working"
- Employee Volunteer Program (EVP) "Save Planet, No Plastic

MAR

- Leaders Talk Values "Don't Give Up"
- Running The Innovation Incubation
- Culture Story : "Don't Give Up"
- Culture Initiative "New Way of Working"
- Employee Volunteer Program (EVP) "Save Planet, No Plastic"
- Culture Game

APR

- Leaders Talk Values "Committed to Healthy Growth & Profitability"
- Running the Innovation Incubation
- Culture Story "Lesson Learnt & Continuous Improvement"
- Culture Initiative "Strengthen Sharing Culture & Employee Self Learning"
- LR Meet & Greet
- Kartini Day "Empower Kartini Spirit, Save Planet, No Plastic"

MAY

- Leaders Talk Values "Committed to Healthy Growth & Profitability"
- Running The Innovation Incubation
- Culture Story : "Document & Filing Awareness"
- Culture Initiative "Strengthen Sharing Culture & Employee Self Learning"
- Telkomers Back to School & Harkitnas "Save Planet, No Plastic"

JUN

- Leaders Talk Values "Committed to Healthy Growth & Profitability"
- Innovation Day
- Culture Story : "Innovate or Die"
- Culture Initiative "Strengthen Sharing Culture & Employee Self Learning"
- Final Finding The Telkom Group Culture Heroes
- Culture Game
- Employee Volunteer Program "I am Pancasila, Save Planet, No Plastic"

JUL

- Leaders Talk Values "Fitted Behavior to Support CX"
- HackIdea 2019 #2
- Culture Story "From Culture to Customer Experience"
- Culture Initiative "Behavior Changes in delivering Great CX"
- Ride Go to Office "Save Planet, No Plastic"
- TelkomGroup Award

AUG

- Leaders Talk Values "Persistence"
- Running The Innovation Incubation
- Culture Story : "Winning the Heart of Customer"
- Culture Initiative "Behavior Change in delivering Great CX"
- Independence Day "PESTA RAKYAT, Save Planet, No Plastic"
- LR Meet and Greet

SEP

- Leaders Talk Values "Delivering Great CX"
- Running The Innovation Incubation
- Culture Story : "Who is Our Customer"
- Culture Initiative "Behavior Change in delivering Great CX"
- Customer Day "Save Planet, No Plastic"
- Culture Game

OCT

- Leaders Talk Values "The Power of Diversity"
- Running the Innovation Incubation
- Culture Story : "Kiprah Pemuda"
- Culture Initiative "Cost leadership"
- Sumpah Pemuda "Save Planet, No Plastic"

NOV

- Leaders Talk Values "Healthy Work & Life"
- Running The Innovation Incubation
- Culture Story "Pahlawan di Unitku"
- Culture Initiative "Cost leadership"
- Hari Pahlawan "Save Planet, No Plastic"

DEC

- Leaders Talk Values "Imagine"
- Innovation Day
- Culture Story : "Inspiring Woman"
- Culture Initiative "Cost leadership"
- Hari Ibu "Save Planet, No Plastic"
- Culture Game

Hello, I'm
TED
Create Your Own Digital Future !

CULTURE – INFUSING DIGITAL & INNOVATION TO SUPPORT CX

In August 2019, a cultural activation theme was sharpened into Culture to Commerce, followed by adjustments to some cultural activation activities. It aims to emphasize that cultural activation activities must impact the company's business performance and support the achievement of company goals.

2019 CALENDAR OF CULTURE ACTION

Telkom Indonesia

CULTURE TO COMMERCE

01 DO LEADERS TALK VALUES

Topik yang diangkat menyesuaikan kebutuhan unit dan harus mendukung pada pencapaian Culture Objective

02 MAKE IMPROVEMENT / INNOVATION

Improvement dilakukan berupa Inovasi dalam rangka tindak lanjut evaluasi terhadap program yang telah dilakukan

03 CREATE MOVEMENT AYO BIKIN NYATA

Sempatkan kegiatan kebersamaanmu dalam bentuk movement atau aksi sosial

Hello, I'm TED

AUG – SEP

Theme Reference :
Pesta Rakyat – Independence Day

Theme Reference :
Delivering Great CX – Customer's Day

OCT – NOV – DEC

Theme Reference :
The Power of Diversity – Sumpah Pemuda

Theme Reference :
Pahlawan di Unitku – Hero's Day

Theme Reference :
Inspiring Woman – Mother's Day

Hello, I'm DEXY

- *Pelaporan dilakukan setiap bulan*
- *Khusus untuk social movement dapat dilakukan per triwulan (me-refer pada tema bulanan), tetapi jika dapat dilaksanakan setiap bulan lebih baik.*

BUILDING DIGITAL CULTURE

In order to support the digital transformation of the company, various corporate culture programs are carried out that encourage changes in digital-oriented mindset, behavior, abilities, and expertise, while still referring to the Telkom Way as a corporate value system.

One of the main programs in the development of digital culture is the Hack Idea activity, which is a platform for channeling employee innovation. Hack Idea is a series of activities that began with Talent Booster, which is the development of knowledge and innovation capabilities through learning e-learning and class rooms, followed by an evaluation of the resulting innovation, where innovations that are considered worthy will be in the development stage under the guidance of experienced mentors and facilitated by the company in a program called AMOEBA. This program has produced various products and the development of internal digital-based business processes.

Telkom's efforts to develop a digital culture are also reflected in the use of various digital tools in Telkom's business processes, including the daily application of the corporate portal, which includes e-office, e-budgeting, file sharing, collaboration (Diarium), career & succession management (Ingenium), learning & knowledge management (Cognitium), and others.

Throughout 2019, Telkom also built a digital culture through trainings based on four pillars of developments:

1.	Character development, which refers to the corporate culture value of The Telkom Way.
2.	Leadership development, to build the main competencies of a digital leader who has good character, strong business capability and leadership, national perspective, and globally oriented.
3.

Professional development, which emphasizes aspects of soft skills to become a manager & leader, including: decision making, people development, teamwork, organization awareness, as well as analytical & conceptual thinking.

4.

Development of technical capabilities and expertise, which is built based on job families, job functions and relevant job roles, such as digital business, user interface (UI) & user experience (UX), data analytics, and digital marketing.

EVALUATION OF CORPORATE CULTURE

To determine the effectiveness of the implementation of corporate culture, Telkom conducted an evaluation of the company's culture through the measurement of the OHI (Organizational Health Index) at the end of 2019. Measurements indicate that the level of company health is included in the Good category and with an increase in value compared to the previous year, both overall and specifically for aspects which measures Culture and Climate.

CORPORATE SOCIAL RESPONSIBILITY (CSR)

231	Business Integrity and Human Right Appreciation
236	Goods and Services Responsibility
239	Employment, Health, and Safety
243	Community Social Development
245	Environmental Responsibility

BUSINESS INTEGRITY AND HUMAN RIGHT APPRECIATION

COMMITMENT, POLICY, AND GOVERNANCE OF SOCIAL RESPONSIBILITY

Telkom is committed to conducting ethical business, so that a fair and healthy relationship is established with all company stakeholders. Commitment and ethical business governance in Telkom, contained in the Resolution of Board of Director Number PD.201.01/r,.0/PS150/COP-B0400000/2014 dated May 6, 2014 regarding business ethics within the TelkomGroup. Business ethics is a standard of business ethics (company ethics) and employee work ethics (employee ethics) in dealing with stakeholders who have a relationship with the company.

In conducting business, Telkom conducts internal due diligence on the social, economic and environmental impacts of its operations using the limited discussion method. In line with the identification of important social, economic and environmental issues, Telkom has also identified important stakeholders who are affected or affected by the impact of the company's activities, namely customers, employees, shareholders and investors, the Government, business partners, creditors, the community, and mass media. The following is Telkom's commitment to its stakeholders.

1.	Commitment to Customers
	a.	Provide information clearly and easily understood about the rights and obligations of the customer before the contract/subscription contract is signed by both parties.
	b.	Meet the rights of customers in providing services following what has been promised in the Service Level Guarantee (SLG).
	c.	Providing and managing customer contact media making it easier for customers to submit complaints, feedback and find information about products/services.

2.	Commitment to Work Partners
a.

Provide increased skills, competencies, and training on products/services, service procedures and service ethics to agents, re-sellers, installers, and setters to provide product knowledge. Service to improve service to customers.

b.

The process of procurement of goods and services is carried out fairly, transparently and can be accounted for by involving potential suppliers/partners who have a reputation of good classification, by applicable laws and regulations and GCG principles.

	c.	Obliged to conduct selection and evaluation of work partners objectively.

3.	Commitment to Competitors
	a.	Efforts to obtain information about competitors' businesses are conducted honestly and obtained from legitimate sources.
	b.	Prohibited from obtaining competitor information in illegal and unethical ways, including but not limited to espionage, wiretapping and / or theft.

4.	Commitment to Social Community
	a.	Build and foster harmonious and harmonious relationships and provide benefits to the communities surrounding the company's place of business.
	b.	Encourage the emergence of a sense of community ownership of the Company with the aim that the community participate in protecting the Company.
	c.	Reducing to a minimum the impact on the environment including but not limited to extracting cable lines and using frequencies.

5.	Commitment to Employees
	a.	Avoid the practice of employment discrimination through:
		•	Respect employee rights and rights and obligations following the agreement in the cooperation agreement.
		•	Provide equal opportunities regardless of age, group, ethnicity, nation and religion, nature and gender.
		•	Respect religious freedom.
		•	Provide equal and fair treatment in terms of employment, provision of benefits and other compensation.

	b.	Maintaining the health, security, safety, and comfort of the work environment through:
		•	Provides health insurance for employees and families.
		•	Providing appropriate compensation and pension guarantees according to the company's capabilities
		•	Facilitate employee aspirations through an employee union and make it a partner in building a business.
		•	Provides a comfortable work environment.

IMPLEMENTING FAIR OPERATIONS

Commitment to Anti-Unfair Business Competition

As stipulated in Law No.5 of 1999 regarding the Prohibition of Monopolistic Practices and Unfair Business Competition (Anti-Monopoly Law), the Business Competition Supervisory Committee (KPPU) was formed with the function as an antitrust watchdog in Indonesia authorized to implement the provisions of the Anti-Monopoly Law. The Anti-Monopoly Law is implemented in conjunction with other regulations, including Government Regulation No.57/2010 dated July 20, 2010, regarding Mergers and Acquisitions that Can Lead to Monopolistic Practices or Unfair Business Practices.

Telkom, as one of the telecommunications industry players with the largest market share, uphold the provisions of the relevant laws and regulations and respect the role of KPPU by always carrying out business practices that promote fair competition. We prioritize service excellence, product completeness and supporting infrastructure as well as operational efficiency in gaining customer trust.

Telkom was allegedly violating business competition law in 2017 for selling bundling product services marketed under the retail brand "IndiHome". This IndiHome service allows customers to choose one or more Telkom services, which consist of broadband internet, cable telephone service, and interactive TV at competitive prices. On September 27, 2017, the Business Competition Supervisory Commission (KPPU) has decided that the sale of IndiHome services in bundling does not violate business competition law.

Furthermore, in 2018, Telkom received a warning letter from KPPU related to the accusation of violating the Business Competition Law. This violation letter has gone through a review process for further discussion with KPPU due to unclear investigation reasons. Based on communication with KPPU, the investigation into this unclear suspicion has been stopped.

In 2019, Telkom received a call from KPPU regarding alleged violations of the Business Competition Law related to Telkom and Telkomsel policies that blocked Netflix access. Telkom has provided information on the investigation carried out by KPPU and said that Telkom needs to block it because Netflix has not yet fully complied with regulations in Indonesia related to content and rules related to the implementation of censorship. At present we have not received information from KPPU and are still waiting for an official statement from KPPU regarding the sustainability of the investigation process.

In November 2019, Telkom also received a call from KPPU regarding allegations of violation of the Business Competition Law related to Telkom's Internet Protocol Transit Business in Papua. Telkom was called in the clarification stage and has not yet entered the investigation stage. We have provided clarification to KPPU in December 2019 and there has been no further official confirmation regarding this case.

Besides, Telkom also has an internal policy governing business ethics with competitors as stipulated in the Resolution of Board of Director Number PD.201.01/r,.00/PS150/COP-B0400000/2014 dated May 6, 2014, regarding business ethics within the TelkomGroup. To obtain information about a competitor's business, the company is obliged to conduct it honestly and obtained from a legitimate source. The company also prohibits information obtained through illegal and unethical methods including espionage, wiretapping and/or theft.

Based on the foregoing, in the past three years, there have been no fines or sanctions imposed on Telkom regarding violations of business competition provisions.

Copyright Protection

To protect and reward the creativity of research and product development and services, Telkom has registered several intellectual property rights consisting of trademarks, copyrights and patents at the Directorate General of Intellectual Property, Ministry of Law and Human Rights of the Republic of Indonesia. We register various intellectual property rights, include:

•	Trademarks and services for the Company's products and services, corporate logo and names.
•	Copyrights to the Company's name and logos, products and services logos, computer programs, research and songs.
•	Patents on technological inventions in the form of telecommunication products, systems and methods.

In the case of copyright owned by the company with another party (co-owner), the commercialization must be with the approval of the other owner (co-owner) and/or the knowledge of the related parties. Policies related to copyright protection, regulated through Resolution of Board of Director Number PD.605.00/r.oo/HK000/COO-D0030000/2011 dated July 11, 2011 regarding the Management of Intellectual Property and Intellectual Property Rights.

Transparency in Conducting Auction Activities

Following internal policies contained in the Decision of the Resolution of Director of Finance Number PR.301.08/r.02/HK240/COP-A00110000/2019 dated October 2, 2019, regarding Guidelines for Procurement Implementation, we continue to be consistent to this day to manage the procurement and partnership process by using the e-auction system through applications that minimize physical contact between suppliers/partners and the committee because the entire tender and negotiation process has been computer-based so that it is fair and transparent. We do supplier selection through three main stages namely Supplier Registration where the Supplier register online through the Supply Management and Logistics Enhancement ("SMILE") application, then proceed with Supplier Selection where we conduct supplier assessments following business classifications and several other criteria to produce ranking and short-list and proceed with the determination of Eligible Bidder, suppliers who are entitled or will be involved to participate in the procurement process.

In the selection process of suppliers and contractors, we also assess the commitment of each prospective supplier referred to the fulfillment of regulations in the field of labor/human rights, and health and work safety. Every potential supplier/contractor is required to comply with these criteria. Some of the benefits that have been obtained include the speed of the auction process, the determination of prospective bidders electronically according to specified requirements, electing the winner electronically, and other benefits related to improved process quality, the fairness of prices, transparency and preventing interventions.

We also evaluate supplier performance related to providing support to Telkom in achieving its vision and mission. Through the performance appraisal process, Telkom is expected to establish cooperative relations with suppliers that are better, more sustainable and bring optimal benefits to the Company.

ANTI CORRUPTION AND FRAUD POLICIES AND PROCEDURES

Anti-corruption policies owned by Telkom include:
1.	Resolution of the Board of Directors No.43 of 2008 regarding Anti-Fraud Policy within Telkom on December 2, 2008.
2.	Resolution of the Board of Directors Number. 36/HK290/COP-D0053000/2009 dated November 20, 2009, regarding Integrity Pact.
3.	Resolution of Board of Directors Number. PD.201.01/r.00/PS150/COP-B0400000/2014 dated May 6, 2014, regarding Business Ethics in the TelkomGroup Environment
4.	Resolution of Director of Human Capital Management Number. PR.209.04/r.00/PS000/COP-A4000000/2016 dated July 26, 2016, regarding Gratification Control.

Telkom demonstrated its commitment to anti-corruption and fraud through three approaches, namely:
1.	Prevention, carried out through the preparation of accountable work procedures, such as in the process of procurement and financial transactions, a code of ethics, corporate culture, and integrity.
2.	Supervision, implemented through the implementation of a control and supervision system that is carried out by the Internal Audit Unit.
3.	Enforcement, carried out with the support of the Whistleblowing system and evidence from Internal Audit.

In supporting the implementation of anti-corruption policies, TelkomGroup has various mechanisms related to anti-corruption. One of them is that it requires employees to sign the Integrity Pact. Employees must avoid conflicts of interest and are prohibited from receiving gratuities by gratification control procedures. Telkom also provides the portal my integrity.telkom.co.id and improves employee understanding of anti-corruption and anti-fraud through training.

Then, Telkom also obliges echelon I and II officer to report their assets according to applicable procedures. This provision is a form of compliance with Government Regulations that regulate the obligation for state administrators to report their assets, through:

1.	Law Number 28 of 1999 regarding State Official who is Clean and Free of Corruption, Collusion, and Nepotism.
2.	Law Number 30 of 2002 regarding the Corruption Eradication Commission.
3.	Corruption Eradication Commission Regulation Number: 07 of 2016 regarding Procedures for Registration, Announcement, and Examination of State Officials Assets.
4.

Resolution of Director of Human Capital Management Number PR.209.03/r.01/PS000/COP-A4000000/2017 dated October 27, 2017, regarding Reporting Obligations for Assets State Assets in the TelkomGroup Environment.

Our commitment to Anti-Corruption and Fraud, also reaches out to our vendors/partners following Company Policy in the form of Resolution of Director of Finance No. PR 301.08/r.02/HK240/COP-A00110000/2019 dated October 2, 2019, regarding Guidelines for Procurement Implementation. In the process of procuring goods and services, we ask each vendor/partner to sign an integrity pact, which among others states that they do not practice KKN, price collusion, and conflict of interest.

Furthermore, Telkom's commitment to preventing corruption is also reflected in Telkom's initiative to become a member of the National Integrity Budding and Rembug Integrity Collaboration Association (RIN) initiated by the Integrity Shoots and Managers of the Compliance and Gratification Control Unit of the Ministry of Organizations and Companies (KLOP) since 2015. Telkom's participation in this organization was to become an active member in various collaborative events, as resource persons, panel discussions, and benchmarking objects for KLOP and the National Private Sector in the field of Business Ethics and Integrity development.

Telkom also reviews and evaluates various mechanisms, initiatives and internal policies related to anti-corruption that will be used for future improvement. In 2019, Telkom placed one of its employees to take part in the Integrity Building Expert Certification (KPSP BNSP LSP API) and at the same time obtain the Integrity Builder Expert Certification Certificate from the LSP KPK in the Integrity Building Expert Certification event organized by the LSP KPK - BNSP. Telkom's efforts to prevent corruption and fraud received awards from stakeholders. In 2019, Telkom was awarded as the Best State-Owned Big Cap Enterprise in the 11th IICD CG Conference and Award held by IICD.

APPRECIATING HUMAN RIGHTS

One of Telkom and subsidiaries 'appreciation towards human rights (HAM) is manifested in the form of support for basic rights at work as regulated in Resolution of Board of Directors Number PD.201.01/r,.00/PS150/COP-B0400000/2014 dated May 6, 2014, regarding business ethics within the TelkomGroup. Under the policy, the company is committed to:

1.	Avoiding the practice of employee discrimination, by giving equal opportunities regardless of age, group, ethnicity, nationality, religion, and gender.
2.	Maintain health, safety, and comfort of the work environment.
3.	Ensure the human rights of employees as the color of the state in gathering, associating, organizing and channeling political aspirations within certain limits.

These efforts have an impact on good relations between TelkomGroup and employees, so that there are no demands or demonstrations throughout 2019. Neither Telkom nor its subsidiary TelkomGroup has ever experienced material labor demonstration. In line with Law No. 13 of 2003 regarding Labor and Law No. 21 of 2000 regarding Trade Unions / Labor Unions, Telkom employees established SEKAR (Employees Union). Based on regulations, SEKAR has the right to represent employees in collective negotiations with company management. On January 19, 2018, the CWA's seventh collective labor agreement ("Seventh CWA") was agreed by Telkom and SEKAR, which is valid for two years.

In addition to SEKAR, other existing employee associations, namely the Telkomsel Employees Union, PT Infomedia Nusantara, Metra Digital Media, and Graha Sarana Duta, were also established trade unions. Telkomsel Workers Union (SEPAKAT), Infomedia Nusantara Workers Union (SPIN), Metra Digital Media Workers Union (Metra Digital Workers Union or SPMD), and Graha Sarana Duta Workers Union or SEJAGAD).

GOODS AND SERVICES RESPONSIBILITY

Regarding business ethics with customers, we are obliged to:

1.	provide clear and easy to understand information about the rights and obligations of the customer before the contract/subscription contract is signed by both parties
2.	fulfill the rights of customers in providing services by what was promised in the Service Level Guarantee (SLG)
3.

providing and managing customer contact media (complaint counters, complaint phones, emails, and other media) making it easier for customers to submit complaints, feedback and find information about products/ services.

This obligation has been stated in Resolution of Board of Directors Number PD.201.01/r.00/PS150/COP-B0400000/2014 dated May 6, 2014, regarding Business Ethics in the TelkomGroup Environment

PRODUCT INFORMATION

Telkom and its subsidiaries understand the importance of fulfilling the rights of consumers to obtain accurate and recent information regarding various products and services. Thus, consumers can make the right decision when buying TelkomGroup products and services according to their needs and wants. In this regard, the provision of product information is carried out in various ways such as through product information on mobile starter pack packaging, websites, promotional activities, and intensive marketing communication.

CONSUMER HEALTH AND SAFETY

The Telkom Integrated Quality Assurance (TIQA) program aims to guarantee the products and services offered do not harm consumers, as well as do not pose a risk to health and safety. TIQA provides after-sales warranty and implements a customer service policy that emphasizes service delivery, service assurance, and measuring service quality.

CUSTOMER EXPERIENCE

We strive to understand and anticipate customers needs to provide the best customer experience and exceed expectations by facilitating customer interaction with us, including through a digital interface for purchasing products and services, making payments, making requests for service improvements or making complaints. We also maximize our involvement with customers through customer relationship management known as Customer Facing Units (CFU).

We always strive to improve the customer experience, by actively seeking feedback and input from customers. Our improvement is done in two ways, firstly by quickly fixing simple things, such as process improvement and training. The second way is a radical and comprehensive improvement, which includes aspects of people, processes, systems, and tools. To ensure that our improvements have been received satisfactorily by customers, we measure progress through the close the loop using measurement metrics Net Promote System (NPS) program that has been running since 2018. Through the NPS, we also want to know the latest voice of customers, as input for improvements in customer experience. We also track and monitor NPS, through two levels of measurement, including Top-down NPS (strategic NPS), namely overall customer perceptions about Telkom as measured by external parties and NPS bottom-up (NPS episodes), namely customer experience during interaction directly with Telkom as measured through internal surveys. Our overall NPS score of TelkomGroup has increased 4 points year on year (H2-2018 to H2-2019). Year on year NPS (H2-2018 to H2-2019) in all CFUs varies between 2 to 13 points. We see a consistent improvement in the customer experience that keeps us committed to focusing on improving the customer experience in the years to come.

TelkomGroup NPS scores for 2018-2019, as shown in the following table (units: NPS points).

NPS Score	2019		2018
	2H 2019	1H 2019	2H 2018	1H 2018
Telkom	43	41	39	39
Point Increase	2	2	0	—

The measurement of customer satisfaction is carried out annually through the Customer Satisfaction Index survey The following table shows the results of the last three years survey

CSLS Survey	2019	2018	2017
	%
Consumer
Customer Satisfaction Index (CSI)	88.56	87.71	86.56
Customer Loyalty Index (CLI)	83.44	82.84	82.01
Customer Dissatisfaction Index (CDI)	1.04	2.17	2.78
Enterprise
Customer Satisfaction Index (CSI)	97.70	98.00	97.20
Customer Loyalty Index (CLI)	95.20	96.10	97.40
Customer Dissatisfaction Index (CDI)	0.62	0.58	0.95

The Customer Satisfaction and Loyalty Survey (CSLS) survey is still conducted to find out detailed information that is not accommodated in the Top Down NPS survey. CSLS answers the satisfaction, dissatisfaction, and customer loyalty index through the Structured Equation Method (SEM) approach with the dimensions of Product, Price, Delivery System, Service Mindset and Relationship which are then deepened into the pillars in more detail from each dimension. With this SEM approach, it is easy for Telkom to explore technical and non-technical factors which then become the material of improvement or Opportunity for Improvement (OFI).

CUSTOMER HANDLING SERVICES

In response to customer complaints, Telkom provides different approaches for individual and corporate customers. For individual customers, the complaints may be submitted through complaint channel, such as:

•	Apps: myIndiHome.
•	Social Media : @IndiHome (Twitter), @IndiHome (Instagram), IndiHome (Facebook).
•	Complaint via web chat at www.indihome.co.id.
•	E-mail : customercare@telkom.co.id
•	Call Center: 147
•	Plasa Telkom.

Specifically for the celular’s customers, Telkom provides “Caroline” call center, which is an abbreviation for customer care online. The contact numbers of Caroline are as follows:

•	188 (24 hours, paid) for postpaid and prepaid subscriber.
•	0807-1811811 (PSTN local rate tariff) for national scale.

Moreover, the corporate customer complaints may be submitted through:

•	1500250 and e-mail tele-am@telkom.co.id and social media @Smart_Bisnis (Twitter) and Smartbisnis (Facebook) for SMB customers.
•	08001 Telkom or 08001035566 and e-mail: c4@telkom.co.id, and social media @TelkomSolution (Twitter) and TelkomSolutionID (Facebook) for corporate customers and Government Institutions.

In 2019, the speed of handling disturbances has increased compared to the previous year. Strengthening technician skills has increased the percentage of problem-solving. The following data shows the average time of repair interruption (Mean Time To Repair or MTTR) in the last three years.

Mean Time To Repair (MTTR) 2017-2019

Description	2019	2018	2017
	Hour

Mean Time To Repair (MTTR)	7.10	9.80	23.40

EMPLOYMENT, HEALTH, AND SAFETY

Telkom's commitment to labor practices is contained in Resolution of Board of Director Number PD.201.01/r.00/PS150/COP-B0400000/2014 dated May 6, 2014, regarding Business Ethics in the TelkomGroup Environment, which regulates business ethics with employees. The company is obliged to avoid the practice of employment discrimination and maintain the health, safety, comfort of the work environment.

GENDER EQUALITY AND EQUAL EMPLOYMENT OPPORTUNITIES

Telkom has manpower practices following regulatory requirements and internationally accepted business ethics. One aspect that is highly considered by Telkom is gender equality and equal employment opportunities without discrimination. At Telkom, both men and women can hold positions at various levels according to their competence. This is following Resolution of Director of Human Capital and General Affairs  Number PR.208.03/r.00/HK250/COP-B0020000/2012 dated September 10, 2012, regarding Career Management, in which career decision-making must be based on equal opportunity by referring to clear criteria, measurable and objective assessment.

Telkom's recruitment process is carried out based on the principles of open, objective, effective and efficient following Resolution of Director of Human Capital Management  Number PR.204.03/r.02/HK200/COP-J2000000/2015 dated June 26, 2015, regarding the Recruitment System. In 2019, Telkom recruited 256 men and 231  women. The number of male and female employees as of the end of 2019 was 17,987 and 6,285 respectively. The greater proportion of male employees rather than female employees in Telkom is not due to discrimination. However, this is because men are more interested in working in the telecommunications industry than women, especially for type of field work.

Employees Recruitment Based on Gender in 2017-2019

Description	2019			2018			2017
	Men	Women	Total	Men	Women	Total	Men	Women	Total
Telkom	256	231	487	349	212	561	253	160	413
Total	256	231	487	349	212	561	253	160	413

Note: For 2019 there is GPTP recruitment via SOE and disability

Employees Based on Gender and  Managerial Position per December 31, 2017-2019

Description	2019			2018			2017
	Men	Women	Total	Men	Women	Total	Men	Women	Total
Band I	199	9	128	144	6	150	111	8	119
Band II	604	62	666	607	58	665	498	44	542
Band III	1,661	368	2,029	2,010	355	2,365	2,027	319	2,346
Total	2,384	439	2,823	2,761	419	3,180	2,636	371	3,007

EDUCATION AND/OR TRAINING

Telkom is committed to providing the best employee education and training to increase employee competencies will have an impact on improving Telkom's performance. This program is supported by Telkom's internal policies, namely:

1.	Resolution of Director of Human Capital and General Affairs Number PR.206.03/r.00/HK250/COP-B0200000/2013 dated April 12, 2013 regarding Competency Development.
2.	Resolution of Director of Human Capital Management Number PR.207.09/r.00/HK200/COP-B02000000/2013 dated December 21, 2013 regarding Educational Allowances for Company Initiatives.
3.	Resolution of Director of Human Capital Management Number PR.206.09/r.02/HK200/COP-J2000000/2015 dated June 29, 2015, regarding the TelkomGroup Leadership Development System.

Telkom always attempt to increase quantitatively and qualitatively for employee education and training. In 2019, Telkom provides education and training opportunities for 8,297 men and 4,478 women. This number has generally declined due to a change in the learning method to self-led learning where Telkom provides a knowledge repository based on business needs.

Description	2019			2018			2017
	Men	Women	Total	Men	Women	Total	Men	Women	Total
Certification	1,213	571	1,784	1,140	193	1,333	850	321	1,171
Leadership Development Program	1,215	637	1,852	1,048	426	1,474	822	262	1,084
Regular Training	5,869	3,270	9,139	10,709	1,766	12,475	14,719	6,060	20,779
Total	8,297	4,478	12,775	12,897	2,385	15,282	16,391	6,643	23,034

EMPLOYEE TURNOVER RATE

The turnover rate of Telkom employees in 2019 is 17.61% compared to 15.03% In 2018. Most of the employees who left Telkom were due at their own request.

Description	2019	2018	2017

Total number of Telkom Employees	11,059	12,765	13,956
Employee turnover rate	1,947	1,919	1,506
By own request/voluntary	22	15	15
Becoming a political party official		-	-
Becoming an SOE director/government official	9	4	4
Disciplinary misconduct	2	-	-
Marry another Telkom employee		2	8
Retired	1,849	1,832	1,407
Pass away	65	66	72
Turn Over percentage (%)	17.61%	15.03%	10.79%

Note: restated including retired and pass away data

REMUNERATION

In terms of remuneration, Telkom complies with the Provincial Minimum Wage (UMP) regulations and internal policies namely:

1.	Resolution of Board of Director Number KD.28/PS560/SDM-20/2004 dated June 4, 2004, regarding Remuneration Systems.
2.	Resolution of Director of Human Capital Management Number PR.207.19/r.00/PS560/COP-J2000000/2015 dated 8 December 2015 regarding System Arrangement and Remuneration Structure.

Telkom set Telkom's lowest salary above the UMP. Furthermore, there is no differences in salary for male and female employee for the same position. The following table shows that the salary provisions apply to all Telkom employees at various levels.

Description	2019		2018		2017
	Men	Women	Men	Women	Men	Women
Senior Management	100%	100%	100%	100%	100%	100%
Middle Management	100%	100%	100%	100%	100%	100%
Supervisor	100%	100%	100%	100%	100%	100%
Other	100%	100%	100%	100%	100%	100%

RETIREMENT PROGRAM

The retirement age for all our employees is 56 years. We have two pension schemes: (a) Defined Benefit Pension Plan ("DBPP"), which applies to permanent employees who were permanent prior to July 1, 2002 (other than our Directors) and (b) Defined Contribution Pension Plan ("DCPP") which applies to permanent employees (other than our Directors) who were permanent on or after July 1, 2002.

WORK FACILITY AND SAFETY

In terms of occupational safety and health (K3), Telkom has an internal policy on occupational safety in the form of a Decree of the Board of Directors No.37 of 2010 concerning the Establishment of the Company Security and Safety Management Policy dated October 26, 2010. In addition, Telkom also includes K3 aspects in the PKB VII article 48 which states "Telkom is required to maintain the occupational safety and health of employees following applicable laws".

Telkom has also maintained the reputation of safe working hours and zero fatality in recent years and implemented the Occupational Safety and Health Management System (SMK3). One of the initiatives in the K3 management system carried out by TelkomGroup is to conduct emergency response simulations and first aid in accidents. As well as to maintain consistency in the implementation of SMK3, an application is made in the SAS Portal that meets the criteria in Government Regulation No.50 of 2012. Through this program, work safety readiness for employees is felt to increase significantly. As of December 31, 2019, it had received SMK3 (Golden Flag) certification from the Ministry of Manpower for 54 TelkomGroup office locations throughout Indonesia.

RATE OF WORK ACCIDENTS

Telkom has maintained zero accidents since 2016. This is a good achievement of various efforts to handle employee safety and health.

COMPLAINTS HANDLING MECHANISM OF LABOR ISSUES

Telkom understands the importance of manpower as one of the most crucial components in conducting business activities and achieving performance targets as effectively and efficiently. Therefore, Telkom makes the best efforts to minimize the negative impacts of existing labor issues. For Example, Telkom provides employee complaint mechanisms for the early detection and settlement of problems.

Complaints of labor issues may be submitted through:

•	HR helpdesk is a complaints mechanism through web-in service, email-in service Hr_helpdesk@telkom.co.id, the phone-in service number 1500305 and Whatsapp as well as Telegram chat in 08111-900-305.
•	HR Wiki is search engine service to search information about Telkom’s employements and human capital policy catalog
•	Employee aspiration is an adaptation of the employee suggestion system (ESS) which may be utilized by the employees to convey their suggestions and aspirations

Throughout 2019, Telkom received 522 labor complaints and resolved as many as 490 complaints. Most employee complaints regarding administration and service, career management and time management. Improvements made by Telkom include:

•	Development of complaints through Chat-bot equipped with AI (Artificial Intelligence) in collaboration with the Chat-aja1 Application.
•	Development and improvement of HR Wiki systems equipped with elastic technology. search to improve user experience.
•	Collaboration of a human capital policy catalog database (originally Employee Reference) into the HR Wiki so that employees access human capital information through one access.

COMMUNITY SOCIAL DEVELOPMENT

The company places the CSR program as one of the company's priority programs related to business ethics with social society by Resolution of Board of Directors Number PD.201.01/r.00/PS150/COP-B0400000/2014 dated May 6, 2014, regarding business ethics in the TelkomGroup environment. In carrying out social responsibility and community service, the company does the following:

1.	Build and foster harmonious and harmonious relationships and provide benefits to the communities surrounding the company's place of business
2.	Realizing social contributions, as well as providing company benefits to the community
3.	Encourage a sense of community ownership of the company with the aim that the community participate in protecting the company's assets

LOCAL WORKERS AND LOCAL VENDORS

Telkom is a business entity that is also an extension of the Government of Indonesia to act as a national development agent. Therefore, Telkom is very concerned about the use of the local workforce and local vendors as a mechanism to support national development.

By the end of 2019, 99% of TelkomGroup employees were local workers. There are 151 foreign workers employed due to their capabilities is needed by Telkom and also partly work in a subsidiary that operates abroad. As for vendors, the majority of Telkom vendors are local. As of December 31, 2019, there were 623 local vendors and 10 foreign vendors registered on the SMILE application.

EMPOWERMENT OF OUR COMMUNITIES

Regarding the empowerment of the surrounding community, Telkom has formulated a policy and operational guidelines, namely Resolution of Board of Directors No. PD.701.00/r.00/PR.000/COP-A3000000/2014 dated October 14, 2014, regarding Management of Telkom Corporate Social Responsibility (Telkom CSR).  Community empowerment at Telkom was realized in the Partnership and Community Development Program (PKBL) and the Corporate Social Responsibility Program. The PKBL program is an initiative carried out based on the directives and provisions of the Ministry of SOEs regarding PKBL. The Telkom community empowerment program is reflected in the large framework of “BUMN Hadir Untuk Negeri”, which in 2019 continued the theme "Telkom Indonesia for Indonesia". The main programs carried are Planet - Digital Environment, People - Digital Society, and Profit - Digital Economy.

Throughout 2019, Telkom has spent Rp418.20 billion in carrying out social responsibility activities, which include community empowerment and social investment. The amount of Rp253.44 billion or 60.6% was delivered through Partnership Program and Rp115.26 billion or 27.5% through the Community Development Program. And the rest is delivered through the Corporate Social Responsibility Program.

The following funds are allocated for community empowerment:

Description	2019	2018	2017
	Rp (Billion)
Partnership & Community Development Program	368.70	385.86	385.58
Partnership Program	253.44	279.98	303.67
Community Development Program	115.26	105.88	81.91
Corporate Social Responsibility	49.50	39.80	28.50
Total	418.20	425.66	414.08

Partnership & Community Development Program

The community empowerment program through the PKBL program will be discussed in more detail in the Chapter of Partnership and Community Development Program (PKBL) in this annual report.

Corporate Social Responsibility (CSR) Program

During 2019, Telkom carried out various CSR-PR programs which partly focused on education. Through the best infrastructure and services, Telkom supports the younger generation to get proper education, helps teachers improve competencies especially related to digital and improves education facilities in schools. Since 2000, Telkom has started the Internet Goes to School program which is spread in more than 70,000 schools in Indonesia. Telkom's commitment to improving competence is done by presenting the program for Teachers of Teacher Teacher and Indonesian Digital Learning. Telkom also appreciates teachers through the My Teacher My Hero award as an award program for teachers who excel in the use of ICT in the world of Education.

To support the world of Education, Telkom built Broadband Learning Center facilities in more than 4,554 locations throughout Indonesia in schools, madrasah or other public spaces. This facility is equipped with Digital Library facilities which are spread in 4,124 locations including the Plasa Telkom service area with a collection of more than 1,000 e-books that can increase the reading interest of the Indonesian people, especially in remote, outermost and least developed regions areas.

As part of the 54th anniversary of PT Telkom Indonesia (Persero) Tbk (Telkom), the National Education Care CSR Program symbolically assists students and teachers in the form of teaching aids and scholarships given to teachers and students imported directly from Riau, Flores and Papua representing 3T regions (Terluar, Terdepan, and Tertinggal).

Telkom's commitment to build Indonesian Education has been done for a long time through various programs such as the Internet Goes to School, For You Teachers I Dedicate, Indonesia Digital Learning, My Teacher My Hero, Broadband Learning Center, Digital Library, Employee Volunteer Program, and AnniverSafari.

PT Telekomunikasi Indonesia (Persero) Tbk (Telkom) supports the Government's program in the distribution of education in Indonesia, especially for millennial Papua. Telkom offers formal and informal education to improve the quality of education and competitiveness of the people of Papua.

This program is a tangible manifestation of Telkom's presence amid society to improve the quality of the nation's next generation.

ENVIRONMENTAL RESPONSIBILITY

Although in general, Telkom's business processes in the field of telecommunications, are not directly related to the environment compared to other industrial sectors such as mining, plantation, and aviation, Telkom still tries to reduce the minimum impact on the environment. This is following the company's business ethics as outlined in Resolution of Board of Director number PD.201.01/r.00/PS150/COP-B0400000/2014 dated May 6, 2014, regarding Business Ethics in the TelkomGroup Environment.

RECYCLABLE AND ENVIRONMENT-FRIENDLY MATERIAL AND ENERGY USE

Telkom has made various efforts to reduce the negative impact on the environment. Since 2010, Telkom has been using AC technology with inverters and LED lights. To conserve the energy use of office buildings, Telkom uses reflective glass with a thickness of 6 mm, in some office buildings, thereby reducing the incoming heat, using a zoning lighting scheme, which distinguishes the lighting area as needed so that it can save energy and apply lighting operating schedules and automated devices to save electricity consumption without disturbing the comfort and safety of building users.

By the end of 2019, TelkomGroup had calculated electricity consumption for fixed and cellular networks, as well as building operations. Total energy consumption in 2019 for this scope is 2,159,673,322 KwH, increase 81,551,452 KwH or 3.9% from the previous year. This increase was contributed by electricity consumption for cellular networks, in line with the increase in the number of BTS. While electricity consumption for STOs has decreased due to the shutdown of several STOs and the transformation of Telkom Cloud or T-Cloud. The following electricity consumption for the last three years:

Electricity Consumption	2019	2018	2017
	Kwh
Fixed Network (STO)	310,351,518	327,744,883	338,902,852
Operational (Building)	73,244,675	71,226,285	69,556,971
Cellular Network (BTS)	1,776,077,129	1,679,150,702	1,549,658,684
Total	2,159,673,322	2,078,121,870	1,958,118,507

Furthermore, Telkom provides vehicles Employee Shuttle Bus (EMSHUB) which contributes decreasing in the level of congestion in the city of Jakarta. The presence of EMSHUB is supported by Satellite Office facilities in Bogor, Tangerang, and Bekasi that allow employees to continue working while in high traffic. EMSHUB also has a meeting room and collaboration room equipped with video conference and high-speed internet so that it could work mobile comfortably and productively.

Fuel consumption is mainly used for operational vehicles, BTS and STO. In 2019, there will be a reduction in fuel consumption for operational vehicles by around 70% due to a 50% reduction in the number of operational vehicles carried out in stages. The following is the consumption of fuel for the past three years.

Fuel Consumption	2019	2018	2017
	Litre
Fixed Network (STO)	1,583,986	N/A	N/A
Operational Vehicle	1,463,650	4,799,513	2,545,689
Cellular Network (BTS)	+/- 10,000,000	+/- 12,000,000	+/- 15,000,000
Total	+/- 13,047,636	+/- 16,799,513	+/- 17,545,689

In certain areas where electricity supply which is a base transceiver station (BTS) power source is difficult to obtain, Telkom utilizes solar panels to produce electricity. As many as 32 BTS locations have solar panels with the ability to produce energy every year equivalent to 420,480 KwH.

Telkom's water consumption uses the source of the Regional Drinking Water Company (PDAM). Water usage includes the use of domestic needs. Several efficiency efforts have been carried out, namely implementing water-saving policies and using automatic faucets in some Telkom buildings.  The following water consumption in 2017-2019:

Water Consumption	2019	2018	2017
	Litre

Office Operational	1,881,747	1,779,662	2,034,740
Total	1,881,747	1,779,662	2,034,740

ECO-FRIENDLY WORKING CULTURE

We also strive to educate internal employees to become accustomed to living an environmentally friendly lifestyle. Since 2009, Telkom has started the "Bike to Work" program as one of the campaigns to reduce carbon emissions. Also, Telkom has applied the concept of paperless office to use paper to a minimum, including the use of online official memorandum applications, virtual meetings, shared files, online surveys, and IT-based HR services. During 2019 there were 291,639 online official memorandum published. If each official memorandum requires 1 sheet of paper and addressed to 2 recipients, Telkom has made savings of 583,278 sheets of paper (equivalent to 1,166 reams of paper).

We also educate customers by submitting paperless bills via email and can be viewed through the MyIndiHome and MyTelkomsel applications. From 7.0 million IndiHome customers and 6.4 million postpaid cellular subscribers, Telkom can save 160.8 million sheets of paper (equivalent to 321,600 reams of paper) with the assumption of 1 sheet of billing paper per month in 1 year.

REDUCING CARBON EMISSIONS

So far, TelkomGroup has only done a limited calculation of the use of electricity and fuel. TelkomGroup recorded an increase in electricity consumption by 81,551,452 KwH (equivalent to an increase in carbon emissions by 28,214 Tons of CO2 eg) in 2019 and 120,003,363 KwH (equivalent to an increase in carbon emissions by 41,516 Tons of CO2 eg) in 2018. As for consumption BBM, a decrease of about 3,751,877 liters (equivalent to a reduction in carbon emissions by 8,523 Tons of CO2 eg) in 2019 and 746,176 liters (equivalent to a reduction in carbon emissions by 1,695 Tons of CO2 eg) in 2018. Although Telkom has not been able to reduce carbon emissions due to an increase in company operations, the increase in carbon emissions produced began to decrease from 39,821 tons of CO2 eg to 19,690 tons of CO2 eg.

Carbon Emission	Unit	2019	2018

Increase in Electricity Consumption	Ton CO2 eg	28,214	41,516
Reduction in Fuel Consumption	Ton CO2 eg	(8,523)	(1,695)
Total Carbon Emission Increased		19,691	39,821

WASTE TREATMENT SYSTEM

Waste management within Telkom and its subsidiaries is adjusted to the existing operational activities. For the management of organic and non-organic waste, not including e-waste, TelkomGroup cooperates with the local Government Cleanliness Agency.

ENVIRONMENTAL COMPLAINT HANDLING MECHANISMS

TelkomGroup is committed to caring for the environment, including the impact of operations on the surrounding environment. If there are complaints related to the environment, the public can submit via email and Telkom’s official social media Throughout 2019, Telkom and its subsidiaries have no environmental complaints from the public.

ENVIRONMENTAL AWARD

In 2019, Telkom and its subsidiaries received the Subroto Award for Energy Efficiency in 2019, namely East Jakarta Witel as 2nd Place retrofitted category and GTG Bogor as 2nd Place energy management category.

PARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAM (PKBL)

249	Partnership and Community Development Program (PKBL) Report

PARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAM (PKBL) REPORT

For Telkom, the Partnership Program and the Community Development Program (PKBL) are an effort to manage the impact of policies and operational activities on the community and the environment in a sustainable manner. The Partnership Program (PK) is a government mandate to channel loan funds to micro and small businesses and increase the capacity of the Fostered Partners, while the Community Development Program (BL) is an empowerment of the social conditions of the community consisting of seven aid objects, namely:

1.	Natural disaster victims donation
2.	Education donation
3.	Healthcare improvement donation
4.	Improvement for infrastructure and/or public facility donation
5.	Places of worship donation
6.	Nature conservation donation
7.	Civil society for poverty alleviation donation

Digitalization of PKBL Management

Telkom has used digital technology in managing Partnership Program Development Partners' data since implementing the PKBL Management Information System (SIM) in 2007. Then, in 2016 Telkom implemented the Partnership Program loan application through the SmartBisnis web and installment payment facilities through virtual bank accounts, namely Bank Mandiri and Bank BNI.

In 2017, installment payments through virtual accounts were expanded in a synergy program with a subsidiary of PT. Finnet Indonesia as a non-bank payment point aggregator, including with PT Pos Indonesia, PT Pegadaian, Alfamart, and Indomaret. It aims to make it easier for the Fostered Partner to make installment payments.

Also, in 2018, Telkom will innovate in the form of Smart Survey and SMS Reminder. Then, throughout 2019, Telkom made more various innovations in terms of digitizing PKBL business processes, including the PKBL Dashboard, the system for recording Community Development activities in the FiNEC application, and the PKBL Helpdesk.

LEGAL BASIS AND GENERAL POLICY

The legal basis for implementing PKBL activities has been regulated through Law No. 19 June 19, 2003, on SOEs, as well as a series of SOE Ministerial Decrees that have been amended several times. The latest amendment is SOE Ministerial Regulation No. PER 02/MBU/07/2017 dated July 5, 2017, regarding the Second Amendment to Minister of State-Owned Enterprises Regulation No. PER 09/MBU/07/2015 regarding Partnership Programs and the Agency for Community Development Programs State-Owned Enterprises. Another legal basis is the Minister of State-Owned Enterprises Letter No. S-564/MBU/08/2018 dated August 31, 2018, regarding the Aspirations of Shareholders/Capital Owners for the Compilation of the Company's Work Plan and Budget for 2019.

To carry out this obligation, Telkom has formulated policy and operational guidelines, namely Directors Regulation PR.202.60/r.00/HK200/COP-A2000000/2017 dated August 8, 2017, regarding the Community Development Center Organization.

SUCCESS PARAMETER

CSR (PKBL) Index

In 2019, the Company measured the CSR (PKBL) Index with the achievement of 76.08%. This achievement illustrates that CSR activities carried out by the Company was in a good category or strong level, and have a positive influence on the Company's image. Compared to the previous year, the CSR (PKBL) Index increased from 72.14% in 2018. This was due to an increase in the perception of the fostered partners/objects of assistance and surrounding communities related to Telkom's CSR programs, particularly in the dimensions of citizenship and governance.

Net Promoter Score – NPS

In measuring the success of social responsibility towards the community, Telkom uses the measurement of the Net Promoter Score (NPS). With NPS, Telkom identifies people's motivation to encourage or promote Telkom products and services. The 2019 NPS measurement results were 25.23% which showed a positive value from the perspective of the community in recommending the use of Telkom products. However, the result is lower than the previous year which was 26.6%.

With this decline, Telkom should improve in the future by taking several strategic steps, increasing public awareness of the Telkom's PKBL activities through communication programs and branding of excellent programs with interesting themes and materials, as well as sharing with stakeholders related to Telkom's CSR program.

The following table presents Telkom's NPS in the past three years.

NPS Measurement Results in 2017-2019

Criteria	2019	2018	2017
	%
Promoters	38.53	42.23	39.31
Passive	48.18	42.14	35.95
Detractor	13.30	15.63	24.74
NPS	25.23	26.60	14.57

PKBL REALIZATION

Partnership Program

The Partnership Program is a community economic empowerment program that aims primarily to increase the income of micro and small scale business activities (micro, small and medium enterprises/MSMEs) through the provision of loan funds with low interest and administrative services. Management of the Partnership Program run by Telkom is also focused on digitalization. Therefore, in addition to providing loans, Telkom provides digital training for Fostered Partners and includes Fostered Partners at national and international exhibitions.

Throughout 2019, the Partnership Program funds distributed by Telkom amounted to Rp253.44 billion to 5,543 MSMEs engaged in the industry, trade, agriculture, animal husbandry, plantation, fishery, services sector, and others. The following is data on the realization of the number of Fostered Partners and Distribution of funds per business sector from 2017 to 2019.

Table of Distribution of Partnership Program Funds and the Number of Telkom Fostered Partners in 2017-2019

No.	Business Sector	Number of Foster Partners			Total Disbursements
					(Rp billion)
		2019	2018	2017	2019	2018	2017
1.	Industry	1,261	1,699	1,683	46.34	53.86	53.92
2.	Trading	2,872	4,028	4,592	108.91	134.39	144.56
3.	Agriculture	108	125	120	4.53	4.17	4.37
4.	Farming	144	216	237	5.80	8.20	8.56
5.	Plantation	46	80	121	1.80	2.71	3.46
6.	Fishery	116	146	199	4.06	4.78	6.48
7.	Service	985	1,184	1,404	38.28	43.06	47.80
8.	Others	10	20	11	0.44	0.77	0.43
	Special SEO	1	—	—	25.00	—	—
	Sub Total	5,543	7,498	8,367	235.16	251.99	269.58
	Fostering Partnership Fund				18.28	27.99	34.09
	Total	5,543	7,498	8,367	253.44	279.98	303.67
	CAGR (%)	(26.07)	(10.39)	(23.63)	(9.48)	(7.80)	(15.86)

The number of recipients of Partnership Program funds in 2019 decreased by 26.10% compared to 2018, while the number of funds channeled in 2019 decreased by 10.55%. That was due to no additional approval of the budget allocation for the partnership program from the Ministry of SOEs.

Increased Capacity of Fostered Partners

In 2019, Telkom increased the capacity of the Foster Partners with three main activities, namely digitizing the management of partnership programs, fostering Partner certification, and conducting digital training for Foster Partners. Besides, Telkom included Foster Partners in national and international exhibitions, including Adiwastra Nusantara in Jakarta on Maret 20 – 24, 2019, Artigiano in Fiera Exhibition in Milan - Italy on November 30 - December 8, 2019, Indonesia Creative Product Festival (ICPF) exhibition in Kuala Lumpur - Malaysia on May 3 – 5, 2019, and Indonesia Festival in Seoul - South Korea, September 20-22, 2019.

The Effectiveness of Partnership Program Fund Disbursement

In 2019, Telkom targets the effectiveness of Partnership Program funding to reach 90% of the available funds. The effectiveness of the distribution of Partnership Program funds reached 94.40% with a score of 3. The achievement is not much different in the last three years.

Effectiveness of Program Fund Disbursement in 2017-2019

Partnership Program	Unit	2019	2018	2017
Total Funds Disbursed	Rp Billion	253.44	279.98	303.67
Total Funds Allocated	Rp Billion	268.48	293.87	328.21
Fund Disbursement Effectiveness Rate	%	94.40	95.27	92.52
Fund Disbursement Effectiveness Score		3	3	3

The Collectability of Partnership Program Funds

The realization of the collectability of Telkom Partnership Program refunds in 2019 reached 86.96% with a score of 3. With a collectability target of 70%, the achievement exceeded expectations. The performance is also relatively constant in the last three years.

Collectability Rate of Partnership Program Funds in 2017-2019

Collectability	Unit	2019	2018	2017
Collectability Rate	%	86.96	88.85	85.17
Score		3	3	3

The Effectiveness of Community Development Program Fund Disbursement

In setting the 2019 target, Telkom is expected to channel 80% of Community Development funds from an allocation of Rp118.93 billion. Realization of 2019 Community Development Program funds was Rp.115.26 billion or 96.91% of the allocated funds for the year. This achievement in 2019 is the lowest in the last three years because there is a mandatory program that is carried over to the following year.

Effectiveness of Community Development Program Fund Disbursement in 2017-2019

Community Development Program	Unit	2019	2018	2017
Total Funds Disbursed	Rp Billion	115.26	105.88	81.91
Total Funds Allocated	Rp Billion	118.93	105.00	82.00
Fund Disbursement Effectiveness Rate	%	96.91	100.84	99.97

PKBL BUDGET ALLOCATION

Following SOE Ministry regulations, the budget allocation for the Partnership and Community Development Program is derived from profit allowance and/or comes from the budget calculated as SOE costs. In 2019, the total PKBL budget decreased from Rp405 billion in 2018 to Rp383.93 billion in 2019. The consideration underlying the decline in PKBL funds was the absorption of the previous year's budget and growth factors based on the program plan.

Budget Allocation of Partnership Program and Community Development in 2017-2019

No.	Type of Program	Change	2019	2018	2017
		%	Rp (billion)
1.	Partnership Program	(11.67)	265	300.00	322.00
2.	Community Development Program	13.27	118.93	105.00	82.00
	Total	(5.20)	383.93	405.00	404.00

APPENDICES

254	Appendix 1	:	Glossary
261	Appendix 2	:	List of Abbreviations
265	Appendix 3	:	Circular Letter to Financial Services Authority No.30/SEOJK.04/2016 Cross Reference

APPENDIX 1:

GLOSSARY

2G

The abbreviation for second-generation: relating to or using a technology that gave mobile phone users improved features and allowed people to send text messages (SMS).

3G

The generic term for third generation mobile telecommunications technology. 3G offers high speed connections to cellular phones and other mobile devices, enabling video conference and other applications requiring broadband connectivity to the internet.

4G/LTE

A fourth generation super fast internet network technology based on IP that makes the process of data transfer much faster and more stable.

5G

A fifth generation of cellular mobile communications which targets high data rate, reduced latency, energy saving, cost reduction, higher system capacity and massive device connectivity.

ADS

American Depositary Share (also known as an American Depositary Receipt, or an "ADR"), a certificate traded on a U.S. securities market (such as the New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 100 shares of common stock.

ARPU

Average Revenue per User, a measure used primarily by telecommunications and networking companies which states how much revenue is generated by the user on average. It is defined as the total revenue from specified services divided by the number of users of such services.

Backbone

The main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, fiber optic and other transmission technology.

Balanced Scorecard

One of the tools used by managers to measure the performance of a business seen from four perspectives. The four perspectives consist of a financial perspective, a customer perspective, an internal business process perspective, and a growth and learning perspective.

Bandwidth

The capacity of a communication link.

Bapepam-LK

Badan Pengawas Pasar Modal dan Lembaga Keuangan, or the Indonesian Capital Market and Financial Institution Supervisory Agency, the predecessor to the OJK.

Brexit

On June 23, 2016, the United Kingdom held a referendum in which a majority of voters voted in favor of the United Kingdom leaving the European Union (commonly referred to as "Brexit").

As a result of the referendum, the United Kingdom Government has negotiated and may further negotiate the terms of the United Kingdom’s withdrawal from the European Union and of the United Kingdom's future relationship with the European Union. The effects of Brexit will depend on any agreements arising out of such negotiations or the absence of such agreements (commonly referred as "no-deal Brexit")

Broadband

A signaling method that includes or handles a relatively wide range (or band) of frequencies.

BSS

Base Station Subsystem, the section of a cellular telephone network responsible for handling traffic and signaling between a mobile phone and the network switching subsystem. A BSS is composed of two parts: the BTS and the BSC.

BTS

Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

C-Band

C-Band is a frequency allocation for communications satellites. C-Band uses 3.7-4.2GHz for downlink and 5.925-6.425Ghz for uplink. The lower frequencies that C-Band uses perform better under adverse weather conditions than the Ku-band frequencies.

CFU

Customer Facing Unit, similar to a strategic business unit, it is an organizational unit that interacts with specific customer segments, with responsibility for their respective profit and loss, and which regroup subsidiaries and business portfolios relevant to the specific business segments they are in charge of interacting with.

Common stock

Our Series B shares having a par value of Rp50 per share.

CPE

Customer Premises Equipment, any handset, receiver, set-top box or other equipment used by the consumer of wireless, fixed line or broadband services, which is the property of the network operator and located on the customer’s premises.

Cyber Attack

A cyber attack is deliberate of the exploitation of computer systems, technology-dependent enterprises, and networks. Cyber attacks use malicious code to alter computer code, logic or data, resulting in disruptive consequences that can compromise data and lead to cybercrimes, such as information and identity theft.

Cyber Security

Cyber security is an effort to protect information from cyber attacks. Cyber attacks in information operations are any kind of deliberate action to disrupt the confidentiality, integrity, and availability of information.

DBPP

Defined Benefit Pension Plan.  A type of pension plan in which an employer promises a specified monthly benefit on retirement that is predetermined by a formula based on the employee’s earnings history, tenure of service and age, rather than depending on investment returns. It is considered ‘defined’ in the sense that the formula for computing the retirement benefits is known in advance.

DCPP

Defined Contribution Pension Plan. A type of retirement plan in which the amount of the employer’s annual contribution is specified. Individual accounts are set up for participants and benefits are based on the amounts credited to these accounts (through the employer’s contributions and, if applicable, the employee’s contributions) plus any investment earnings on the money in the account. Only the employer’s contributions to the account are guaranteed, not future benefits. In defined contribution plans, future benefits fluctuate on the basis of investment earnings.

Dwiwarna Share

The Series A Dwiwarna Share having a par value of Rp50 per share. The Dwiwarna Share is held by the Government and provides special voting rights and veto rights over certain matters related to our corporate governance.

e-Commerce

Electronic Commerce, the buying and selling of products or services over electronic systems such as the internet and other computer networks.

e-Procurement

Electronic procurement, the process of procuring goods and services carried out online.

Earth Station

The antenna and associated equipment used to receive or transmit telecommunication signals via satellite.

EBITDA

Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure.

Edutainment

Education and Entertainment.

Fiber Optic

Cables using optical fiber and laser technology through which modulating light beams representing data are transmitted through thin filaments of glass.

Fixed Line

Fixed wireline and fixed wireless.

Fixed Wireline

A fixed wire or cable path linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

Gateway

A peripheral that bridges a packet-based network (IP) and a circuit-based network (PSTN).

Gbps

Gigabyte per second, the average number of bits, characters, or blocks per unit time passing between equipment in a data transmission system. This is typically measured in multiples of the unit bit per second or byte per second.

GHz

Gigahertz, The hertz (symbol Hz), is the international standard unit of frequency defined as the number of cycles per second of a periodic phenomenon.

GMS

General Meeting of Shareholders, which may be an Annual General Meeting of Shareholders (“AGMS”) or an Extraordinary General Meeting of Shareholders (“EGMS”).

GPRS

General Packet Radio Service, a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.

GraPARI

Telkomsel service network.

GSM

Global System for Mobile Telecommunication, a European standard for the digital cellular telephone.

Homes passed

A connection with access to fixed-line voice, IPTV and broadband services.

IDD

International Direct Dialing, a service that allows a subscriber to make an international call without the assistance or intervention of an operator from any telephone terminal.

Insider Trading

The trading of a public company's stock or other securities (such as bonds or stock options) by individuals with access to nonpublic information about the company. In various countries, some kinds of trading based on insider information is illegal.

Interconnection

The physical linking of a carrier’s  network with equipment or facilities not belonging to that network.

Intranet

a computer network based on TCP / IP protocols such as the internet, however, the usage is restricted or closed and only certain people or users can log on and use the intranet network.

IP

Internet Protocol, the method or protocol by which data is sent from one computer to another on the internet.

IPO

Initial Public Offering, the first sale of stock by a Company to the public.

IPTV

Internet Protocol Television, a system through which television services are delivered using the Internet Protocol suite over a packet-switched network such as the internet, instead of being delivered through traditional terrestrial, satellite signal, and cable television formats.

ISP

Internet Services Provider, an organization that provides access to the internet.

Ku-Band

The Kurtz-under band (Ku band) is a frequency range or segment of the radio spectrum 11-17GHz. This range is often used for satellite communications, including VSAT, and some types of satellite antennas.

Leased Line

A dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive use.

Market Cap

Market cap (market capitalization) is the market value of a publicly-traded company's outstanding shares.

Mbps

Megabyte per second, a measure of speed for digital signal transmission expressed in millions of bits per second.

Metro Ethernet

Bridge or relationship between locations that are apart geographically, this network connects LAN customers at several different locations.

MHz

Megahertz, a unit of measure of frequency equal to one million cycles per second.

Mobile Broadband

The marketing term for wireless  internet access through a portable modem,  mobile phone,  USB Wireless Modem or other mobile devices.

Network Access Point

A public network exchange facility where ISPs connected in peering arrangements.

OJK

Otoritas Jasa Keuangan, or the Financial Services Authority, the successor of Bapepam-LK, is an independent institution with the authority to regulate and supervise financial services activities in the banking sector, capital market sector as well as a non-bank financial industry sector.

OTT

Over The Top, A generic term commonly used to refer to the delivery of audio, video and other media over the internet without the involvement of a multiple-system operator in the control or distribution of the content.

Pay TV

Pay Television, premium television, or premium channels, subscription-based television services, usually provided by both analog and digital cable and satellite, but also increasingly via digital terrestrial and internet television.

PoP

Point of Presence. An access point, location or facility that connects to and helps other devices establish a connection with the Internet, which may consist of a router, switches, servers and other data communication devices. We operate two layers of points of presence, namely main and primary points of presence. A "main point of presence" is the transport backbone that aggregates national traffic. A "primary point of presence" is the aggregate regional transport backbone which has the capability of creating services.

Postpaid

A type of communication service where customers can use telecommunications services first and then pay for them.

Prepaid

A type of communication service where the customer makes an advance payment in order to use telecommunications services.

PSA 62

Audit Standard Statement No. 62 (PSA 62) is a statement issued by the Indonesian Accounting Association which states that in conducting audits of financial statements of government entities or other recipients of government financial assistance which conducts stock offers through the capital market, auditors must comply with the provisions of the Capital Market Law.

PSTN

Public Switched Telephone Network, a telephone network operated and maintained by us.

Pulse

The unit in the calculation of telephone charges.

Reverse Stock

The compression of shares to become a  smaller amount of shares using higher value per share.

RMJ

Regional Metro Junction, an inter-city cable network installation service in one regional (region/province).

Satellite Transponder

Radio relay equipment embedded in a satellite that receives signals from earth and amplifies and transmits the signal back to the earth.

SIM cards

Subscriber Identity Module card is a stamp-sized smart card placed on a mobile phone that holds the key to the telecommunication service.

SKKL

Sistem Komunikasi Kabel Laut / Submarine Communications Cable System, a cable laid on the sea bed between land-based stations to carry telecommunication signals across stretches of ocean.

SMS

Short Messaging Service, a technology allowing the exchange of text messages between mobile phones and between fixed wireless phones.

SOA

Sarbanes-Oxley Act, effective from July 30, 2002, also known as the Public Company Accounting Reform and Investor Protection Act and Corporate and Auditing Accountability and Responsibility Act.

SOE / BUMN

State-Owned Enterprise /  Badan Usaha Milik Negara is a government-owned company, state-owned company, state-owned entity, state-owned company, public-owned company, or parastatal which is a legal entity formed by the Government to conduct commercial activities on behalf of the Government as the owner.

SOX Section 404

SOX Section 404 (Sarbanes-Oxley Act Section 404) mandates that all publicly-traded companies must establish internal controls and procedures for financial reporting and must document, test and maintain those controls and procedures to ensure their effectiveness.

Stock Split

Splitting the number of shares becoming more shares using a  lower value per share.

Switching

A mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

TPE

a normalized way to refer to transponder bandwidth it simply means how many transponders would be used if the same total bandwidths used only 36 Mt transponder (1 TPE = 36 MHz).

Treasury Stock

The company’s share has been buying back from the outstanding share temporarily.

USO

Universal Service Obligation, the service obligation imposed by the Government on all telecommunications services providers for the purpose of providing public services in Indonesia.

VoIP

Voice over Internet Protocol, a means of sending voice information using the IP.

VPN

Virtual Private Network, a secure private network connection, built on top of publicly-accessible infrastructure, such as the internet or the public telephone network. VPNs typically employ some combination of encryption, digital certificates, strong user authentication and access control to secure the traffic they carry. VPNs provide connectivity to many machines behind a gateway or firewall.

VSAT

Very Small Aperture Terminal, a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

Whistleblower

The term for employees, former employees or workers, members of institutions or organizations who report actions that are considered to violate the regulation to the authorities.

APPENDIX 2:

LIST OF ABBREVIATIONS

Keyword	Descriptions
AAG	Asia America Gateway
AC	Air Conditioner
ADS	American Depositary Shares
AO	Application Owner
ARPU	Average Revenue Per Unit
ASEAN	Association of Southeast Asian Nations
ATL	Above The Line
ATM	Automated Teller Machine
AUP	Agreed Upon Procedure
BATIC	Bali Annual Telkom International Conferences
BCM	Business Continuity Management
BCP	Business Continuity Plan
BEI/IDX	Bursa Efek Indonesia or Indonesia Stock Exchange
BOC	Board of Commissioners
BOD	Board of Directors
BPJS	Badan Penyelenggara Jaminan Sosial or Social Insurance Administration Organization
BPO	Business Process Outsourcing
BPS	Biro Pusat Statistik or Statistics Indonesia
BSCS	Batam Singapore Cable System
BSI	British Standard Institution
BTL	Below The Line
CAGR	Compound Annual Growth Rate
CAPEX	Capital Expenditure
CDC	Community Development Center
CDI	Customer Dissatisfaction Index
CDN	Content Delivery Networks
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CLI	Customer Loyalty Index
COCA	Calendar of Culture Action
CONS	Consumer Service
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CSI	Customer Satisfaction Index
CSR	Corporate Social Responsibility
CSS	Corporate Strategic Scenario
DBPP	Defined Benefit Pension Plan
DCPP	Defined Contribution Pension Plan
DER	Debt Equity Ratio
DMCS	Dumai Malacca Cable System
DR	Depositary Receipt
DRP	Disaster Recovery Plan
DS	Depositary Shares
DSAK	Dewan Standar Akuntansi Keuangan or Board of Financial Accounting Standard
DSP	Digital & Strategic Portfolio
EBIS	Enterprise & Business Service
Edutainment	Education and Entertainment
EDGE	Enhanced Data Rates for GSM Evolution
EMSHUB	Employee Shuttle Bus
ERM	Enterprise Risk Management
ESOP	Employee Stock Ownership Program

Keyword	Descriptions
EVP	Employee Volunteer Program
EY	Ernst & Young
FRAMES	Fraud Management System
FO	Fiber Optic
FU	Functional Unit
GCG	Good Corporate Governance
GHz	Gigahertz
GSD	Graha Sarana Duta
GTG	GraPARI TelkomGroup
HCM	Human Capital Management
HIS	High-Speed Internet
HR	Human Research
HSDPA	High-Speed Downlink Packet Access
IA	Internal Audit
IAS	International Accounting Standards
ICOFR	Internal Control Over Financial Reporting
ICPF	Indonesia Creative Product Festival
ICT	Information and Communications Technology
IDN	Indonesian Digital Network
IFRS	International Financial Reporting Standard
IGG	Indonesia Global Gateway
IICD	Indonesia Institute for Corporate Directorship
IMS	Integrated Management System
IoT	Internet of Things
IPLC	International Data Center or International Connectivity
ISAK	Interpretasi Standar Akuntansi Keuangan or Interpretation of Statements of Financial Accounting Standards
ISO	International Organization for Standardization
ISP	Internet Service Provider
IT	Information Technology
JaKaLaDeMa	Jawa Kalimantan Sulawesi Denpasar Mataram
Jo.	Juncto
KAP	Kantor Akuntan Publik or Public Accountant Firm
KEKD	Komite Etika dan Kepatuhan & Disiplin
KEMPR	Komite Evaluasi dan Monitoring Perencanaan dan Risiko or Committee for Planning and Risk Evaluation and Monitoring
KEU	Keuangan or Finance
KIPAS	Komunitas Provokasi Aktivasi or Community Cultural Activation Provocation
KM	Kontrak Manajemen or Contract Management
KNR	Komite Nominasi dan Remunerasi or Committee for Nomination and Remuneration
KPEI	Kliring Penjaminan Efek Indonesia or The Indonesian Clearing and Guarantee
KPI	Key Performance Indicator
KPKU	Kriteria Penilaian Kinerja Unggul or Criteria for Superior Performance Appraisal
KPPU	Komisi Pengawasan Persaingan Usaha or Commission for the Supervision of Business Competition
KSEI	Kustodian Sentral Efek Indonesia or The Indonesia Central Securities Depository
Kwh	KiloWatt Hour
LED	Light Emitting Diode
LSA Expenses	Long Service Award Expenses
LSE	London Stock Exchange
M&A	Merger & Acquisition
MATANUSA	Mangkajang-Takisung-Nunukan-Sangatta
MDI	Metra Digital Investama
MNO	Mobile Network Operator
MSE	Micro and Small Enterprise
MTN	Medium-Term Notes
MVNO	Mobile Virtual Network Operator

Keyword	Descriptions
NAP	Network Access Point
NITS	Network, IT & Solution
NPS	Net Promoter Score
NPWP	Nomor Pokok Wajib Pajak or Tax Identification Number
NYSE	New York Stock Exchange
OECD	Organization for Economic Co-operation and Development
OHI	Organizational Health Index
OLO	Other Licensed Operator
OTT	Over The Top
PANDI	Pengelola Nama Domain Internet Indonesia or Indonesian Internet Domain Name Registry
PATARA	Papua Utara
PAYU	Pay As You Use
PKBL	Program Kemitraan dan Bina Lingkungan or Partnership and Community Development Program
PN	Perusahaan Negara or State Company
POJK	Peraturan Otoritas Jasa Keuangan or Regulation of Indonesia Financial Services Authority
PoP	Point of Presence
POTS	Plain Old Telephone Service
PR	Public Relation
PSAK	Pernyataan Standar Akuntansi Keuangan or Statements of Financial Accounting Standards
QMS	Quality Management System
QoS	Quality of Service
RJPP	Rencana Jangka Panjang Perusahaan or Company’s Long Term Plan
RKAP	Rencana Kerja Anggaran dan Pendapatan or Budgeting and Revenue Work Plan
ROA	Return on Asset
ROE	Return on Equity
SAK	Standar Akuntansi Keuangan or Financial Accounting Standard
SAS	Security and Safety
SDM	Sumber Daya Manusia or Human Resources
SEA-ME-WE 5	Southeast Asia – Middle East – Western Europe 5
SEA-US	South East Asia-United States
SEC	Securities and Exchange Commission
SEOJK	Surat Edaran Otoritas Jasa Keuangan or Circular Letter of Indonesia Financial Service Authority
SIUP	Surat Izin Usaha Perdagangan or Business Permit
SJC	Southeast Asia Japan
SKKL	Sistem Komunikasi Kabel Laut or Submarine Communications Cable System
SLM	Sabang - Lhokseumawe - Medan
SLI	Sambungan Langsung Internasional or International Direct Dialing
SMB	Small Medium Business
SMILE	Supply Management and Logistic Enhancement
SMK3 / OHSAS	Sistem Manajemen Keselamatan dan Kesehatan Kerja or Occupational Health and Safety Assessment System
SOP	Standard Operating Procedures
SOX	Sarbanes Oxley Act
SPI	Sistem Pengendalian Internal or Internal Control System
STO	Sentral Telepon Otomat or Private Automatic Branch Exchange
TAM	Tele Account Management
TDP	Tanda Daftar Perusahaan or Company Registration Certificate
THR	Tunjangan Hari Raya or Religious Festivity Allowance
TIQA	Telkom Integrated Quality Assurance
TIS	Thailand-Indonesia-Singapore
TLK	Telkom Ticker in New York Stock Exchange
TLKM	Telkom Ticker in Bursa Efek Indonesia
TLT	Telkom Landmark Tower
UI	User Interface
USO	Universal Service Obligation

Keyword	Descriptions
UX	User Experience
VAR	Value Added Reseller
VOD	Voice Over Data
VoIP	Voice over Internet Protocol
VP	Vice President
VPN	Virtual Private Network
WBS	Whistleblowing System
WHOCC	World Hub Operation Command Center
WIB	Wholesale and International Business
WINS	Wholesale and International Service
WPO	Whistleblower Protection Officer

APPENDIX 3:

CIRCULAR LETTER TO FINANCIAL SERVICES AUTHORITY NO.30/SEOJK.04/2016 CROSS REFERENCE

No.	CRITERIA		EXPLAINATION	PAGES
I	FORM OF ANNUAL REPORT
1.	Annual Report should be able to be reproduced in printed document copy and electronic document copy.			√
2.	Annual Report presented as printed document should be printed on light-colored, good quality, A4 sized paper, bound and possible to be reproduced in good quality.			√
3.	Annual Report presented as electronic document copy is the Annual Report converted to pdf format.			√
II	CONTENT OF ANNUAL REPORT
1	General Requirements
a.	Annual Report should at least contain information about:	1)	key financial data highlight;	14-15
		2)	share information (if any);	16-17
		3)	Directors’ report;	23-29
		4)	Board of Commissioners’ report;	20-22
		5)	Issuer or Public Company’s profile;	9-10
		6)	management discussion and analysis;	78-145
		7)	Issuer or Public Company’s governance;	146-229
		8)	Issuer or Public Company social and environmental responsibility;	230-247
		9)	audited annual financial report; and	Exhibit 99
		10)	statement of Directors and board of Commissioners on the responsibility for the Annual Report.	30-31
b.	Annual Report may present information in the form of images, graphs, tables, and/or diagrams by including clear title and/or description to be easily read and understood.			√
2.	Description of The Contents of Annual Report
a.	Key Financial Data Highlight

Highlights of Key Financial Data presents information in comparative form over a period of 3 (three) financial years or since the commencement of business if the Issuer or Public Company has been running for less than 3 (three) years, and should at least contain:

14-16
		1)	revenue;
		2)	gross profit;
		3)	profit (loss);
		4)	profit (loss) attributable to parent and non-controlling interests;
		5)	comprehensive profit (loss);
		6)	comprehensive profit (loss) attributable to parent and non-controlling;
		7)	net profit (loss) per share;
		8)	total assets;
		9)	total liabilities;
		10)	total equity;
		11)	profit (loss) to total asset ratio;
		12)	profit (loss) to equity ratio;
		13)	profit (loss) to revenue ratio;
		14)	current ratio;
		15)	liabilities to equity ratio;
		16)	liabilities to total asset ratio; and
		17)	other financial information and ratios relevant to Issuer or Public Company and their industry type.

No.	CRITERIA		EXPLAINATION		PAGES
b.	Share Information	Information of share (if any) at least contains:			16-17
		1)	shares issued for three months period (if any) presented in comparative form in the last 2 (two) financial years at least contain:
			a)	outstanding shares;
			b)	market capitalization by the price in the Stock Exchange where the share is listed;
			c)	highest, lowest, and closing share price by the price in the Stock Exchange where the share is listed; and
			d)	traded volume in the Stock Exchange where the share is listed.
		2)	in the event of corporate actions such as stock split, reverse stock, stock dividend, bonus share, and par value decrease, share price information referred to in point 1) should then include explanation concerning at least:		17
			a)	date of corporate actions;
			b)	ratio of stock split, reverse stock, stock dividend, bonus share, and par value decrease;
			c)	amount of outstanding shares before and after corporate actions; and
			d)	share price before and after corporate actions.
		3)	in the event that the company’s share trade is suspended and/or delisted during the year reported, Issuer or Public Company should explain the reason for such suspension and/or delisting; and		Have no suspension/delisting
4)

in the event that such suspension and/or delisting referred to in point 3) still goes on until the final period of Annual Report, the Issuer or Public Company should explain the action carried out by the company in solving the matter.

Have no suspension/delisting
c.	Director’s Report	Report from the Directors at least contain:			23-29
		1)	brief description about the performance of Issuer or Public Company, that at least include:
			a)	strategies and strategic policies of Issuer or Public Company;
			b)	comparison between achievement of results and targets; and
			c)	constraints experienced by Issuer or Public Company;
		2)	description of business prospects;
		3)	implementation of Issuer or Public Company’s governance; and
		4)	changes in the composition of the Board of Directors and reasons for such changes (if any).

No.	CRITERIA		EXPLAINATION			PAGES
d.	Board of Commissioners’ Report	Report from Board of Commissioners’ at least contains:				20-22
		1)	assessment on the performance of the Directors in managing the Issuer or Public;
		2)	supervision of implementation of Issuer or Public Company’s strategies;
		3)	views on the business prospects of Issuer or Public Company established by the Board of Directors;
		4)	views on the implementation of Issuer or Public Company’s governance;
		5)	changes in the composition of Board of Commissioners and reasons for such changes; and
		6)	frequency and method of advising the member of Directors.
e.	Profile of Issuer or Public Company	The Issuer or Public Company’s Profile at least contains:				9-10
		1)	name of Issuer or Public Company, including, if any, changes in names, reasons for such changes, and the effective date of name;
		2)	access to Issuer or Public Company, including branch or representative offices that enables people to obtain the information of:			9
			a)	address;
			b)	telephone number;
			c)	facsimile number;
			d)	e-mail address; and
			e)	web site address;
		3)	brief history of the Issuer or Public Company;			35-36
		4)	vision and mission of Issuer or Public Company;			33-34
		5)	business activities under the latest articles of association, business activities conducted during the financial year, and type of goods and/or services offered;			37-38
		6)	organizational structure of Issuer or Public Company in a form of chart, of at least to 1 (one) structural level under the directors, with name and position included;			42
		7)	profile of the Directors, consisting of at least:			51-59
			a)	name and position that corresponds to the duties and responsibilities;
			b)	latest photograph;
			c)	age;
			d)	nationality;
			e)	educational background;
			f)	employment record, consisting of:
				1.	legal basis of Board of Directors members appointment for the first time at the related Issuer or Public Company;
				2.	double position, either as member of Directors, Commissioners, and/or committee as well as other positions (if any); and
				3.	work experience and the time period both inside and outside the Issuer or Public Company;
			g)	education and/or trainings participated by member of Directors in enhancing the competencies within a financial year (if any); and
			h)	Affiliation with other member of Directors, Commissioners, and major shareholders (if any), consisting of the names of affiliated parties;

No.	CRITERIA		EXPLAINATION			PAGES
		8)	profile of Board of Commissioners, consisting of:			43-50
			a)	name;
			b)	latest photograph;
			c)	age;
			d)	nationality;
			e)	educational background;
			f)	employment record, consisting of:
				1.	legal basis of non-Independent Board of Commissioners members appointment at the related Issuer or Public Company;
				2.	legal basis of Independent Board of Commissioners members appointment at the related Issuer or Public Company;
				3.	double position, either as member of Board of Commissioners, Directors, and/or committee, as well as other positions (if any); and
				4.	work experience and the time period both inside and outside the Issuer or Public Company;
			g)	education and/or trainings participated by member of Board of Commissioners in enhancing the competencies within a financial year (if any);
			h)	Affiliation with other member of Board of Commissioners and major shareholders (if any), consisting of the names of affiliated parties; and
			i)	Independence Commissioners’ disclosure of independency in terms of the board has served more than 2 period (if any); and
			j)	education and/or trainings participated by member of Board of Commissioners in enhancing the competencies within a financial year (if any);
9)

in the event of a change in the composition of the Board of Commissioners and/or Directors taking place after the fiscal year until the deadline of Annual Report submission, management composition stated in the Annual Report is then the composition of the Board of Commissioners and/or Directors both the latest and the previous one;

43-59
		10)	number of employees and description of the range of educational background and ages in a financial year;			60-63
		11)	name of Shareholders and ownership percentage at the end of financial year. Information includes among others:			64-65
			a)	shareholders having 5% (five percent) or more shares of Issuer or Public Company;
			b)	member of Directors and Board of Commissioners owning shares of Issuer or Public Company; and
			c)	group of public shareholders each having less than 5% (five percent) share ownership of Issuer or Public Company;
		12)	number of shareholders and ownership percentage at the end of financial year presented in the following classifications:			64-65
			a)	local institution ownership;
			b)	foreign institution ownership;
			c)	local individual ownership; and
			d)	foreign individual ownership;

No.	CRITERIA		EXPLAINATION		PAGES
		13)	information concerning major and controlling shareholder of Issuer or Public Company, both direct and indirect, until the individual owner, presented in the form of scheme or diagram;		64
14)

names of subsidiaries, associated companies, joint ventures in which Issuer or Public Company owns control with the entities, along with the percentage of share ownership, line of business, total asset, and operating status of such companies (if any);

For subsidiaries, information of company’s address should be added;

66-70
15)

chronology of shares listing, number of shares, share value, and offering price from the beginning of listing up to the end of the financial year and name of Stock Exchange where Issuer or Public Company’s shares are listed (if any);

71-72
16)

chronology of other securities listing other than the securities referred to in point 15) that contains the least securities’ name, year of issuance, maturity date, offering value, and rating (if any);

73-74
		17)	names and addresses of institutions and/or capital market supporting professionals;		75-77
18)

in the event that capital market supporting professionals provides services periodically to the Issuer or Public Company, there should be information on services provided, fees and period of assignment; and

75-77
		19)	award and certification received by the Issuer or Public Company, both national and international scale during the fiscal year (if any), that includes:		39-41
			a)	name of Award and/or certification;
			b)	rewarding body or institution; and
			c)	validity period of the award and/or certification (if any).
f.	Management Discussion and Analysis

Annual Report must contain discussion and analysis of Financial Report and other significant information by emphasizing material changes taking place during the year under review. It should at least contain:

83-97
		1)	operational review by business segment in accordance with the industry of Issuer or Public Company, consisting of at least:
			a)	Production, which includes process, capacity and its development;
			b)	Revenue; and
			c)	Profitability.
2)

comprehensive financial performance including a comparison between the financial performance of the last two financial years, explanation on the causes of such changes and their impact, which among others includes:

107-124
			a)	current assets, non-current assets, and total assets;
			b)	Short-term liabilities, long-term liabilities, and total liabilities;
			c)	equity;
			d)	revenue, expenses and profit (loss), other comprehensive revenue and comprehensive income (loss); and
			e)	cash flow;

No.	CRITERIA		EXPLAINATION		PAGES
		3)	capability to pay debts by presenting relevant ratio;		125
		4)	collectable accounts of Issuer or Public Company receivable by presenting relevant ratio;		131
		5)	capital structure and Management’s policies on the capital structure, as well as basis of the policy making;		126
		6)	discussion on material commitment for the investment of capital goods with explanation concerning:		128-130
			a)	purpose of such commitment;
			b)	sources of funds expected to fulfill to the commitment;
			c)	currency of denomination;
			d)	steps taken by the Issuer or Public Company to protect the position of related foreign currency against risks;
		7)	discussion on capital goods investments realized within the last Financial year, that at least contains:		127
			a)	type of capital goods investments;
			b)	purpose of capital goods investments;
			c)	value of capital goods investments issued.
		8)	material information and facts occurring after the date of accountant’s report (if any);		132
9)

business prospects of Issuer or Public Company in relation to the industry, economy in general, and international market, and accompanied with the supporting quantitative data from reliable Data resource;

133-138
		10)	comparison between target/projection at the beginning of financial year and the realization, that includes:		139
			a)	revenue;
			b)	profit (loss);
			c)	capital structure; or
			d)	other information deemed necessary by the Issuer or Public Company.
		11)	target/projection of the Issuer or Public Company within 1 (one) year, that includes:		140
			a)	revenue;
			b)	profit (loss);
			c)	capital structure;
			d)	dividend policy; or
			e)	other information deemed necessary by the Issuer or Public Company.
		12)	marketing aspects of the goods and/or services of Issuer or Public Company, including among others marketing strategies and market Share;		98-106
		13)	description of dividend during the past 2 (two) financial years (if any), includes at least:		141
			a)	dividend policy;
			b)	date of cash dividend payment and/or date of non-cash dividend Distribution;
			c)	amount of dividend per share (cash and/or non-cash); and
			d)	amount of dividend paid per year;

No.	CRITERIA		EXPLAINATION			PAGES
		14)	realization of the use of proceeds from Public Offering is under the Following conditions:			142
a)

in the event that during the financial year reported, the Issuer is obliged to submit report on realization of use of proceeds, then Annual Report should disclose accumulated realization of use of Proceeds until the end of the financial year; and

b)

in the event that there is a change in the use of proceeds as stipulated in Financial Services Authority Regulation on Report on Realization of Use of Proceeds, the Issuer should then explain such change;

		15)	material information (if any) concerning, among others investment, expansion, divestment, merge, acquisition, debt/capital restructuring, Affiliated transaction, and transaction with conflict of interests, taking place during the financial year (if any). Information includes:			143
			a)	date, value and object of transaction;
			b)	name of transacting parties;
			c)	nature of Affiliated relation (if any);
			d)	explanation of fairness of transaction; and
			e)	compliance with related rules and regulations.
		16)	description of changes in regulation which have a significant effect on the Issuer or Public Company and its impacts on the financial report (if any); and			144
		17)	changes in the accounting policy, rationale and impacts on the financial statement (if any);			145
g.	Governance of Issuer or Public Company	Governance of Issuer or Public Company at least contains brief description of:				190-201; 153-162
		1)	Directors, consisting of among others:
			a)	scope of work and responsibility of each member of the Directors;
			b)	disclosure that the Directors have Directors’ charter;
			c)	disclosure of procedures, basis of decision, and amount of remuneration for members of Directors, along with the relation between remuneration and the performance of Issuer or Public Company;
d)

disclosure of company policies and the implementation on frequency of Directors meetings, including joint meetings with the Board of Commissioners and attendance of members of Directors in such meetings;

			e)	disclosure of resolutions of GMS of 1 (one) previous year and the realization during the fiscal year, along with reasons in the event that there is a resolution not yet realized:
				1.	resolutions of GMS realized in one financial year; and
				2.	reasons in the event that there is a resolution not yet realized.

No.	CRITERIA		EXPLAINATION			PAGES
			f)	disclosure of resolutions of GMS during financial year, that includes:
				1.	resolutions of GMS realized in one financial year; and
				2.	reasons in the event that there is a resolution not yet realized; and
			g)	disclosure of company policies on performance assessment of members of Directors;
		2)	Board of Commissioners, consisting of among others:			163-175
			a)	description of responsibility of the Board of Commissioners;
			b)	disclosure that the Board of Commissioners has Board of Commissioners’ charter;
			c)	disclosure of procedures, basis of decision, and amount of remuneration for members of Board of Commissioners;
d)

disclosure of company policies and the implementation on frequency of Board of Commissioners meetings, including joint meetings with the Directors, and attendance of members of Board of Commissioners in such meetings;

			e)	disclosure of Issuer or Public Company’s policies on performance assessment of members of Directors and Board of Commissioners and its implementation, including among others:
				1)	procedure of performance assessment implementation;
				2)	criteria of assessment; and
				3)	parties conducting the assessment.
			f)	disclosure of performance assessment of committee supporting the duties of Board of Commissioners; and
			g)	in the event that the Board of Commissioners did not establish Committee of Nomination and Remuneration, the least information to disclose includes:
				1)	reasons for not establishing a committee; and
				2)	procedure of nomination and remuneration implemented during financial year;
		3)	Syariah Supervisory Board, for Issuer or Public Company running business under the principles of Syariah as expressed in the Articles of Association, contains at least:			Not Relevant
			a)	name;
			b)	tasks and responsibilities of Syariah Supervisory Board; and
			c)	frequency and method of advising and supervisory on the compliance of Syariah Principles in Capital Market toward the Issuer or Public Company;

No.	CRITERIA		EXPLAINATION			PAGES
		4)	Audit Committee, consisting of among others:			176-181
			a)	name and position in the committee;
			b)	age;
			c)	nationality;
			d)	educational background;
			e)	employment record, consisting of:
				1.	legal basis of appointment as member of committee;
				2.	double position, either as member of Board of Commissioners, Directors, and/or committee and other positions (if any); and
				3.	work experience and the time period, both inside and outside the Issuer or Public Company;
			f)	period of service of Audit Committee members;
			g)	disclosure of independence of Audit Committee;
			h)	disclosure of company policies and the implementation on frequency of Audit Committee meetings and the attendance of Audit Committee members in such meetings;
			i)	education and/or trainings participated within a financial year (if any); and
			j)	brief description activities carried out by Audit Committee during the financial year based on what is stated in Audit Committee Charter;
5)

other committees the Issuer or Public Company has in order to support the function and tasks of Directors and/or Board of Commissioners, such as Nomination and Remuneration Committee, consisting of among others:

182-189
			a)	name and position in the committee;
			b)	age;
			c)	nationality;
			d)	educational background;
			e)	employement record, consisting of:
				1.	legal basis of appointment as committee member;
				2.	double position, either as member of Board of Commissioners, Directors and/or committee and the other positions (if any); and
				3.	work experience and the time period both inside and outside the Issuer or Public Company;
			f)	period of service of committee members;
			g)	description of the tasks and responsibilities;
			h)	disclosure that the committee has charter of committee;
			i)	disclosure of independence of committee members;
			j)	disclosure of company policies and the implementation on frequency of committee meetings and the attendance of committee members in such meetings;
			k)	education and/or trainings participated within a financial year (if any); and
			l)	brief description activities carried out by committee during the financial year;

No.	CRITERIA		EXPLAINATION			PAGES
		6)	Corporate Secretary, consisting among others:			202-204
			a)	name;
			b)	domicile;
			c)	employment record, consisting of:
				1.	legal basis of appointment as Corporate Secretary; and
				2.	work experience and the time period both inside and outside the Issuer or Public Company;
			d)	educational background;
			e)	education and/or trainings participated within a financial year; and
			f)	brief description activities carried out by Corporate Secretary during the financial year;
		7)	Internal Auditing Unit, consisting among others:			205-208
			a)	name of Internal Auditing Unit’s chief;
			b)	employment record, consisting of:
				1.	legal basis of appointment as Internal Auditing Unit’s chief; and
				2.	work experience and the time period both inside and outside the Issuer or Public Company;
			c)	qualification/certification as an Internal Audit (if any);
			d)	education and/or trainings participated within a financial year;
			e)	structure and position of Internal Auditing Unit;
			f)	description of tasks and responsibilities of Internal Auditing Unit;
			g)	disclosure that the the unit has charter Internal Auditing Unit; and
			h)	brief description of tasks implementation of Internal Auditing Unit during the financial year;
		8)	description of internal control system implemented by Issuer or Public Company, consisting of at least:			209-210
			a)	operational and financial control, along with compliance with other prevailing rules and regulations; and
			b)	review on effectiveness of internal control system;
		9)	risk management system implemented by Issuer or Public Company, consisting of at least:			211-216
			a)	general description of risk management system of Issuer or Public Company;
			b)	types of risks and efforts to manage such risks; and
			c)	review on effectiveness of the risk management system of Issuer or Public Company;
		10)	material litigation faced by the Issuer or Public Company, subsidiaries, present members of the Board of Commissioners and Directors (if any), including among others:			222
			a)	material of the case/claim;
			b)	status of settlement of case/claim; and
			c)	impacts on the financial condition of the Issuer or Public Company;

No.	CRITERIA		EXPLAINATION			PAGES
		11)	information on administrative sanctions to Issuer or Public Company, members of the Board of Commissioners and Directors, by Capital Market authority and other authorities during the fiscal year (if any);			223
		12)	information on code of conducts and culture of Issuer or Public Company (if any) consisting of:			225-226
			a)	main points of code of conducts;
			b)	form of socialization of code of conducts and efforts to enforce it; and
			c)	disclosure of that code of conducts is applicable to member of Directors, Board of Commissioners, and employers of Issuer or Public Company;
		13)	information on corporate culture or corporate values (if any);			227-229
		14)	explanation on employees and/or Management share ownership program carried out by Issuer or Public Company, including among others amount, period of time, requirements for eligible employees and/or Management, and exercise price (if any):			221
			a)	amount of share and/or options;
			b)	time period of exercise;
			c)	requirements for eligible employees and/or Management; and
			d)	exercise price;
		15)	explanation on Whistleblowing System at the Issuer or Public Company to report misconducts causing potential loss to the company or the stakeholders (if any), consisting of among others:			217-219
			a)	procedure to submit whistleblowing report;
			b)	protection for whistleblower;
			c)	handling of whistleblowing;
			d)	party managing whistleblowing; and
			e)	results of whistleblowing handling, consisting of at least:
				1.	number of whistleblowing registered and processed in financial year; and
				2.	follow up of whistleblowing;
		16)	implementation of Public Company Governance Guidelines for Issuer that issues Equity Securities or Public Company, consisting of:			147-153
			a)	disclosure of implemented recommendations; and/or
			b)	explanation concerning unimplemented recommendation, including reasons for such conditions and alternatives (if any);

No.	CRITERIA		EXPLAINATION			PAGES
h.	Social and Environmental Responsibility of Issuer or Public Company	1)	Information on Issuer or Public Company’s social and environmental responsibility consisting of policies, types of programs, and cost, in relation of the aspects of among others:
			a)	environment, among others:		245-247
				1.	use of environmentally friendly and recyclable material and energy;
				2.	issuer or Public Company’s waste management system;
				3.	mechanisms of complaints on environmental concern;
				4.	certification in the field of environment;
			b)	labor practices, occupational health and safety, among others:		239-242
				1.	equality in gender and work opportunity;
				2.	work facility and safety;
				3.	employees turnover;
				4.	level of work accident;
				5.	education and/or training.
				6.	remuneration; and
				7.	mechanisms of complaints on Employment concern;
			c)	social and community development, among others:		243-244
				1.	use of local work force;
				2.	empowerment of the Issuer or Public Company’s surrounding community, among others by the use of raw materials produced by the community or provision of education to the community;
				3.	improvement of social facilities and infrastructure;
				4.	other forms of donations; and
				5.	communication on anti corruption policy and procedure in the Issue or Public Company, as well as training on anti corruption(if any).
			d)	product and/or services responsibility, among others:		236-238
				1.	consumers’ health and safety;
				2.	product and/or services information; and
				3.	facilities for customers’ complaints, number of complaints and complaints handling.

No.	CRITERIA		EXPLAINATION	PAGES
2)

Issuer or Public Company may disclose information referred to in point 1) as part of the Annual Report or in a separate report, such as submitted at the same time as Sustainability Report or Corporate Social Responsibility Report, and therefore the Issuer or Public Company is excluded to disclose information on social and environmental responsibility in the Annual Report; and

		3)	The report referred to in point 2) is submitted to Financial Services Authority at the same time as the Annual Report submission.
i.	Audited Financial Report

The Financial Report contained in the Annual Report should be presented in accordance with Financial Accounting Standard in Indonesia and has been audited by Accountant. The Financial Report should contain statement regarding responsibility on the financial report in compliance with Regulations in Capital Market sector on the Directors’ responsibility to the financial report or regulations in Capital Market sector on periodical report of Securities Companies in the event that the Issuer is a Securities Company; and

Exhibit 99
j.	Statement of Members Board of Directors and Board of Commissioners on The Responsibility for the Annual Report

Statement of members of Directors and Board of Commissioners on the responsibility for the Annual Report is composed in accordance to the format of Statement of Members of Directors and Board of Commissioners on the Responsibility for the Annual Report as attached in the Appendix as an inseparable part of the  Circular Letter of FSA.

30-31

CONSOLIDATED FINANCIAL STATEMENTS

Exhibit 99	Audited Consolidates Financial Statements 2019 and Audited PKBL Financial Statements 2019

ANNUAL REPORT 2019 FEEDBACK FORM

PT TELKOM INDONESIA (PERSERO) TBK

Thank you for your willingness to read this 2019 Annual Report. As part of an effort to perfect the contents of the following year's reporting. we look forward to hearing from you by answering the questions below.

QUESTION

1.	In your opinion, this Annual Report has provided useful information regarding various activities carried out by PT Telkom Indonesia (Persero) Tbk.
	SA	A	OTA	D	SD
2.	In your opinion, the material in this report including the data and information presented is easy to understand and understand.
	SA	A	OTA	D	SD
3.	In your opinion, the material in this report including the data and information presented is quite complete, covering all sustainability issues.
	SA	A	OTA	D	SD
4.	In your opinion, the material in this report including the data and information presented is reliable for decision-making.
	SA	A	OTA	D	SD

Remarks:

SA: Strongly Agree	A: Agree	OTA: On The Average	D: Disagree	SD: Strongly Disagree

5.	In your opinion, what information has been submitted in this report and is felt to be useful?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6.	In your opinion, what information has been conveyed in this report and is felt to be of little use?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
7.	In your opinion, what about the display of this report both from the contents, design and layou. as well as photos included?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
8.	In your opinion, what information is felt to be lacking and must be completed in the upcoming Annual Report?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Your profile
Full name	: . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Age and Gender	: . . . . . . . . . . .Yo. M / L (cross the unnecessary ones)
Institution / Company	: . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Type of Institution / Company	:	Government	Industry	Media
		NGO	Public	Etc

Returning forms and other matters related to the 2019 Annual Report can be submitted to:

Investor Relations

The Telkom Hub, Telkom Landmark Tower 39th Floor

Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia

Phone	: (62‑21) 521 5109
Fax	: (62‑21) 522 0500
E-mail	: investor@telkom.co.id
Website	: www.telkom.co.id